EXHIBIT 2.1

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-  -  - - - - - - - - - - - - - - - - - - -x
                                           :
                                           :      Chapter 11
            In re                          :
                                           :      Case No. 99 B 11577 (PCB)
AMERICAN BANKNOTE CORPORATION,             :
                                           :
                               Debtor.     :
                                           :
-  -  - - - - - - - - - - - - - - - - - - -x


                        DISCLOSURE STATEMENT WITH RESPECT
                      TO FOURTH AMENDED REORGANIZATION PLAN
                        OF AMERICAN BANKNOTE CORPORATION




                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    Kayalyn A. Marafioti
                                    Frederick D. Morris
                                    Bennett S. Silverberg
                                    Four Times Square
                                    New York, New York  10036-6522
                                    (212) 735-3000

                                    Attorneys for American Banknote Corporation,
                                    Debtor and Debtor-in-Possession

Dated:    New York, New York
          May 24, 2002


THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCE OR REJECTION MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT.

                                   DISCLAIMER

ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT, INCLUDING THE FOLLOWING SUMMARY, ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, OTHER EXHIBITS ANNEXED TO THE PLAN, AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND RULE 3016(c) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE LAW.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS, AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION, OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. THE DESCRIPTIONS SET FORTH HEREIN OF THE ACTIONS, CONCLUSIONS, OR RECOMMENDATIONS OF THE DEBTOR, THE NOTEHOLDERS' COMMITTEE, OR ANY OTHER PARTY-IN-INTEREST HAVE BEEN SUBMITTED TO OR APPROVED BY SUCH PARTY, BUT NO SUCH PARTY MAKES ANY REPRESENTATION REGARDING SUCH DESCRIPTIONS.

THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING INVOLVING THE DEBTOR OR ANY OTHER PARTY, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, THE DEBTOR.

                                TABLE OF CONTENTS
                                                                           PAGE

TABLE OF CONTENTS.............................................................i

TABLE OF EXHIBITS..........................................................viii

EXECUTIVE SUMMARY.............................................................I
     A.   Summary Of The Plan.................................................I
     B.   Summary Of Post-Confirmation Operations...........................XIV

I.  INTRODUCTION..............................................................1

II.  THE BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES...................2
     A.   Definitions.........................................................2
     B.   Notice To Holders Of Claims.........................................2
     C.   Solicitation Package................................................3
     D.   Voting Procedures, Ballots, And Voting Deadline.....................4
     E.   Confirmation Hearing And Deadline For Objections
          To Confirmation.....................................................5

III. GENERAL INFORMATION......................................................6
     A.   Introduction........................................................6
     B.   ABN.................................................................6
          1.   Holding Company Structure......................................6
          2.   Realignment Of Operations......................................7
          3.   Regional Operations............................................7
               a.   UNITED STATES.............................................7
               b.   BRAZIL....................................................8
               c.   AUSTRALIA.................................................8
               d.   FRANCE....................................................9
               e.   ARGENTINA................................................10
          4.   Product Lines.................................................10
               a.   TRANSACTION CARDS AND SYSTEMS............................10
               b.   PRINTING SERVICES AND DOCUMENT MANAGEMENT................11
               c.   SECURITY PRINTING SOLUTIONS..............................12
          5.   Major Customers...............................................13
          6.   Sales And Marketing...........................................13
          7.   Patents.......................................................13
          8.   Raw Materials.................................................14
          9.   Employees.....................................................14
          10.  Environmental Matters.........................................14
     C.   Outstanding Securities.............................................14
          1.   10 3/8% Senior Notes..........................................14
          2.   11 5/8% Senior Notes..........................................15
          3.   11 1/4% Senior Subordinated Notes.............................15
          4.   Convertible Subordinated Notes................................15
          5.   Preferred Stock...............................................15
          6.   Common Stock..................................................16
     D.   Events Leading To The Filing Of The Chapter 11 Case................16
          1.   Pre-petition Developments.....................................16
          2.   Negotiations With The Noteholders' Committee..................17
          3.   Possible Restatement Of Financials; Securities Actions........17
          4.   Suspension Of Trading In Common Stock.........................18
     E.   Post-Confirmation Events...........................................18
     F.   Purposes And Effects Of The Plan...................................19

IV.  BUSINESS PLAN FOR REORGANIZED ABN.......................................20
     A.   Business And Operating Strategies Of ABN...........................20
     B.   Risk Factors Related To ABN's Business Plan........................20
         1.    Competition...................................................20
         2.    Foreign Operations............................................21
         3.    Initial Public Offerings ("IPOs") and Refinancing.............23

V.   CORPORATE STRUCTURE AND MANAGEMENT OF ABN...............................24
     A.   Board Of Directors Of ABN..........................................24
     B.   Management Of ABN..................................................25
     C.   Employment Arrangements............................................26
     D.   Management Incentive Plan..........................................27
     E.   Management Bonuses.................................................29

VI.  CERTAIN EVENTS IN THE CHAPTER 11 CASE...................................29
     A.   "First-Day" Orders.................................................29
          1.   Order Authorizing Maintenance Of Existing Bank
               Accounts And Continued Use Of Cash Management System..........29
          2.   Order Extending Stay Against Utilities........................30
          3.   Order Authorizing Payment Of Pre-petition Wages, Salaries,
               And Contributions To Employee Benefit Plans...................30
          4.   Order Setting Bar Date For The Filing Of Claims Against ABN...30
          5.   Order Scheduling Hearing To Consider Approval Of The
               Disclosure Statement And Confirmation Of The Plan.............30
     B.   Retention Of Professionals.........................................30
     C.   Appointment Of Equity Committee....................................31
     D.   SEC Investigation..................................................31
     E.   United States Attorney Investigation...............................31
     F.   Weissman Investigation.............................................32
     G.   American Institute of Certified Public Accountants Inquiry.........32
     H.   Litigation With Bank Of Lithuania..................................32
     I.   Brazilian Tax Claims...............................................33
     J.   NYC Department Of Finance Tax Assessment...........................34
     K.   Consultant Settlement Agreement....................................34

VII. SUMMARY OF THE PLAN.....................................................36
     A.   Introduction.......................................................36
     B.   Classification And Treatment Of Claims And Interests...............37
          1.   Unclassified Claims...........................................37
               a.   ADMINISTRATIVE CLAIMS (UNIMPAIRED).......................37
               b.   PRIORITY TAX CLAIMS (UNIMPAIRED).........................38
          2.   Unimpaired Classes Of Claims..................................39
               a.   Class 1:  OTHER PRIORITY CLAIMS..........................39
               b.   Class 2:  OTHER SECURED CLAIMS...........................39
               c.   Class 3:  GENERAL UNSECURED CLAIMS.......................40
         3.    Impaired Classes Of Claims And Interests......................40
               a.   Class 4:  11 5/8% SENIOR NOTE CLAIMS.....................40
               b.   Class 5:  10 3/8% SENIOR NOTE CLAIMS.....................41
               c.   Class 6:  11 1/4% SENIOR SUBORDINATED NOTE CLAIMS........42
               d.   Class 7:  CONVERTIBLE SUBORDINATED NOTE CLAIMS...........43
               e.   Class 8:  UNSURRENDERED PREFERRED STOCK CLAIMS...........44
               f.   Class 9:  PREFERRED STOCK INTERESTS......................44
               g.   Class 10:  COMMON STOCK INTERESTS........................45
               h.   Class 11:  SECURITIES CLAIMS.............................46
                    (i)    Class 11(a):  ABN SECURITIES CLAIMS...............46
                    (ii)   Class 11(b):  ABNH SECURITIES CLAIMS..............46
                    (iii)  ALLOCATION OF DISTRIBUTIONS.......................47
               i.   Class 12:  WARRANTS INTERESTS............................48
     C.   Special Provision Regarding Unimpaired Claims......................49
     D.   Special Provisions Regarding Certain Class 11 Claims...............49
     E.   Other Provisions Of The Plan.......................................50
          1.   Continued Corporate Existence.................................50
          2.   Cancellation Of Existing Securities And Agreements............50
          3.   Revesting Of Assets...........................................51
          4.   Effectuating Documents; Further Transactions..................51
          5.   Exemption From Certain Transfer Taxes.........................51
          6.   Compromises And Settlements...................................52
               a.   SETTLEMENT BETWEEN ABN AND ABNH..........................52
               b.   SETTLEMENT AMONG ABN, ABNH, AND PARTIES TO THE ABN
                    AND ABNH SECURITIES ACTIONS..............................52
               c.   SETTLEMENT BETWEEN EQUITY COMMITTEE AND PLAINTIFFS
                    IN ABN AND ABNH SECURITIES ACTIONS.......................53
               d.   SETTLEMENT BETWEEN CONSULTANT AND EQUITY COMMITTEE.......53
          7.   Payment Of Statutory Fees.....................................53
          8.   Severability Of Plan Provisions...............................54
          9.   Revocation, Withdrawal, Or Non-Consummation...................54
          10.  Plan Supplement...............................................54
          11.  Indemnification Obligations...................................54
          12.  Term Of Injunctions Or Stays..................................55
          13.  Governing Law.................................................55
          14.  Distributions Under The Plan..................................55
               a.   GENERAL..................................................55
               b.   DISTRIBUTIONS FOR CLAIMS ALLOWED AS OF THE
                    CONSUMMATION DATE........................................56
               c.   RECORD DATE FOR DISTRIBUTIONS TO HOLDERS OF 10 3/8%
                    SENIOR NOTES, 11 5/8% SENIOR  NOTES, 11 1/4%
                    SENIOR SUBORDINATED NOTES, CONVERTIBLE SUBORDINATED
                    NOTES, COMMON STOCK, AND PREFERRED STOCK.................56
               d.   CALCULATION OF DISTRIBUTION AMOUNTS OF NEW COMMON
                    STOCK AND NEW WARRANTS...................................57
               e.   DELIVERY OF DISTRIBUTIONS................................57
               f.   FRACTIONAL DOLLARS; DE MINIMIS DISTRIBUTIONS.............58
               g.   PREPAYMENT...............................................58
          15.  Resolution And Treatment Of Disputed, Contingent, And
               Unliquidated Claims...........................................58
               a.   OBJECTION DEADLINE; PROSECUTION OF OBJECTIONS............58
               b.   NO DISTRIBUTIONS PENDING ALLOWANCE.......................59
               c.   DISTRIBUTION RESERVE.....................................59
               d.   DISTRIBUTIONS AFTER ALLOWANCE............................60
          16.  Surrender And Cancellation Of Securities Or Instruments.......60
          17.  Treatment Of Executory Contracts And Unexpired Leases.........61
               a.   ASSUMED CONTRACTS AND LEASES; RELATED PAYMENTS...........61
               b.   REJECTED CONTRACTS AND LEASES; BAR TO REJECTION
                    DAMAGES..................................................62
               c.   COMPENSATION AND BENEFIT PROGRAMS........................62
          18.  Retention Of Jurisdiction.....................................63
          19.  Bar Dates.....................................................63
               a.   OTHER CLAIMS AND INTERESTS...............................64
          20.  Miscellaneous.................................................64
               a.   INTEREST ON CLAIMS.......................................64
               b.   PRESERVATION OF RIGHTS OF ACTION; SETTLEMENT OF
                    LITIGATION CLAIMS........................................64
               c.   WITHHOLDING AND REPORTING REQUIREMENTS...................65
     F.   Confirmation Of The Plan...........................................65
          1.   Confirmation Hearing..........................................65
          2.   Requirements For Confirmation Of The Plan.....................65
          3.   Confirmation Without Acceptance Of All Impaired Classes -
               "Cramdown"....................................................67
          4.   Conditions To Confirmation And Consummation...................68
               a.   CONDITIONS TO CONFIRMATION...............................68
               b.   CONDITIONS TO CONSUMMATION...............................68
          5.   Modifications And Amendments..................................71
     G.   Effects Of Confirmation............................................71
          1.   Binding Effect................................................71
          2.   Discharge Of ABN..............................................71
          3.   Permanent Injunction..........................................72
          4.   Debtor Releases...............................................72
          5.   Other Releases................................................72
          6.   Waiver Of Enforcement Of Subordination........................73
          7.   Committees....................................................74

VIII. TREATMENT OF EMPLOYEES DURING THE CHAPTER 11 CASE......................74

IX.  FINANCING DURING AND AFTER THE CHAPTER 11 CASE..........................74
     A.   Dividends And Intercompany Advances................................74
     B.   Rabbi Trust Funds..................................................75

X.   CERTAIN FACTORS TO BE CONSIDERED........................................76
     A.   Maintenance Of Operations And Post-Petition Financing..............76
     B.   Certain Bankruptcy Considerations..................................76
          1.   Effect On Non-Filing Subsidiaries Or Affiliates...............76
          2.   Failure To Confirm The Plan...................................76
          3.   Failure To Consummate The Plan................................77
     C.   Allocation Of Plan Distributions Between Principal And Interest
          And Certain Other Tax Considerations...............................77
     D.   Inherent Uncertainty Of Financial Projections......................77
     E.   Dividends..........................................................78
     F.   Competition........................................................78

XI.  SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN.....................78
     A.   Description Of Securities To Be Issued.............................78
          1.   New Common Stock..............................................79
          2.   New Warrants..................................................79
          3.   Management Incentive Options..................................80
          4.   Consultant Options............................................80
          5.   Equity Options................................................80
          6.   Rights Offering...............................................80
     B.   Resale Of Securities Of Reorganized ABN............................81
          1.   Registration Of New Common Stock..............................81
          2.   Registration Rights Agreement.................................83
          3.   Lack Of Established Market For New Securities.................83

XII. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN.......84
     A.   Federal Income Tax Consequences To ABN.............................85
          1.   Cancellation Of Indebtedness Income...........................85
          2.   Deductions Of Accrued Interest And Original Issue Discount
               By Reorganized ABN............................................86
          3.   Limitations On NOLs And NOL Carryforwards And Other Tax
               Attributes....................................................86
          4.   Alternative Minimum Tax.......................................87
     B.   Federal Income Tax Consequences To Holders Of Claims And
          Interests..........................................................88
          1.   Federal Income Tax Consequences To Holders Of Allowed
               Class 4 11 5/8% Senior Note Claims............................90
          2.   Federal Tax Consequences To Holders Of Allowed Class 5
               10 3/8% Senior Note Claims....................................90
          3.   Federal Income Tax Consequences To Holders Of Allowed
               Class 6 11 1/4% Senior Subordinated Note Claims...............91
          4.   Federal Income Tax Consequences To Holders Of Allowed
               Class 7 Convertible Subordinated Note Claims..................92
          5.   Federal Income Tax Consequences To Holders Of Allowed
               Class 8 Unsurrendered Preferred Stock Claims..................92
          6.   Federal Income Tax Consequences To Holders Of Allowed
               Class 9 Preferred Stock Interests.............................92
          7.   Federal Income Tax Consequences To Holders Of Allowed
               Class 10 Common Stock Interests...............................93
          8.   Federal Income Tax Consequences To Holders Of Allowed
               Class 11 Securities Claims....................................94
          9.   Federal Income Tax Consequences To Holders Of Allowed
               Class 12 Warrants Interests...................................94

XIII. FEASIBILITY OF THE PLAN AND THE BEST INTERESTS OF CREDITORS TEST.......94
     A.   Feasibility Of The Plan............................................94
     B.   Best Interests Test................................................96
     C.   Liquidation Analysis...............................................97
     D.   Valuation Of Reorganized ABN.......................................98
          1.   Valuation Overview............................................98
          2.   Methodology...................................................99
               a.   COMPARABLE PUBLIC COMPANY ANALYSIS......................100
               b.   ABN MARKET MULTIPLE ANALYSIS............................100
               c.   MERGERS AND ACQUISITIONS ANALYSIS.......................100
               d.   DISCOUNTED CASH FLOW ANALYSIS...........................101
          3.   Valuation Of Reorganized ABN.................................101

XIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN..............102
     A.   Alternative Plan..................................................102
     B.   Liquidation Under Chapter 7 Or Chapter 11.........................103

XV.  SOLICITATION; VOTING PROCEDURES........................................104

XVI. SPECIAL NOTE FOR HOLDERS OF SECURITIES.................................105
     A.   Beneficial Owners And Registered Holders..........................105
     B.   Brokerage Firms, Banks, And Other Nominees........................106
     C.   Fiduciaries And Other Representatives.............................106
     D.   Parties In Interest Entitled To Vote..............................107
     E.   Classes Impaired And Solicited Under The Plan.....................107

XVII. FINANCIAL ADVISORS; INFORMATION AGENT; FEES AND EXPENSES..............108

XVIII. RECOMMENDATION AND CONCLUSION........................................109

                                TABLE OF EXHIBITS


EXHIBIT                                     NAME

   A         Fourth Amended Reorganization Plan Of American Banknote Corporation

   B         Form 10-K for ABN for Fiscal Year Ended December 31, 2001

   C         Form 10-Q for ABN for Fiscal Quarter Ended March 31, 2002

   D         Liquidation Analysis

   E         Projected Financial Information

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                                EXECUTIVE SUMMARY

     American Banknote Corporation ("ABN" or the "Debtor") filed a petition for relief under Chapter 11 of the United States Bankruptcy Code on December 8, 1999. On that date, the Debtor also filed its plan of reorganization (as subsequently amended, the "Plan"), which sets forth the manner in which Claims against and Interests in the Debtor will be treated following the Debtor's emergence from Chapter 11. The Debtor confirmed the Third Amended Plan (defined herein) in November 2000. For the reasons set forth herein, the Plan was never consummated. On May 24, 2002, the Debtor filed its fourth amended Plan. This Disclosure Statement describes certain aspects of the Plan, the Debtor's business operations, significant events occurring in its Chapter 11 case, and related matters. This Executive Summary is intended solely as a summary of the distribution provisions of the Plan and certain matters related to the Debtor's business. FOR A COMPLETE UNDERSTANDING OF THE PLAN, YOU SHOULD READ THE DISCLOSURE STATEMENT, THE PLAN, AND THE EXHIBITS THERETO IN THEIR ENTIRETY. Capitalized terms used in this Executive Summary and not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement and the Plan.

A.   SUMMARY OF THE PLAN

     Under the Plan, Claims against and Interests in the Debtor are divided into Classes. Certain unclassified Claims, including Administrative Claims, Priority Tax Claims, and certain Other Priority Claims, will receive payment in Cash either on the Consummation Date, as such Claims are liquidated, or in installments over time, as permitted by the Bankruptcy Code, or as agreed with the holders of such Claims. All other Claims and all Interests are classified into 12 Classes and will receive the distributions and recoveries (if any) described in the table below.

     The table below summarizes the classification and treatment of the principal pre-petition Claims and Interests under the Plan. The classification and treatment for all Classes are described in more detail under the section of the Disclosure Statement entitled "Summary of The Plan - Classification And Treatment Of Claims And Interests." Unless otherwise indicated, estimated Claim amounts are based upon ABN's books and records as of December 31, 2001. There can be no assurance that the estimated amounts below are correct, and actual Claim amounts may be significantly different from the estimates. This summary is qualified in its entirety by reference to the provisions of the Plan, a copy of which is attached hereto as Exhibit A.

     THE DEBTOR STRONGLY URGES ACCEPTANCE OF THE PLAN. THE DEBTOR HAS NEGOTIATED THE TERMS OF THE PLAN WITH AN INFORMAL COMMITTEE OF UNAFFILIATED NOTEHOLDERS (THE "NOTEHOLDERS' COMMITTEE") OF THE DEBTOR'S 11 1/4% SENIOR SUBORDINATED NOTES DUE 2007. THE NOTEHOLDERS' COMMITTEE, WHICH INCLUDES HOLDERS OF AT LEAST 79% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE 11 1/4% SENIOR SUBORDINATED NOTES DUE DECEMBER 1, 2007, AND AT LEAST 56% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE 10 3/8% SENIOR NOTES DUE JUNE 1, 2002, STRONGLY RECOMMENDS THAT ALL CREDITORS VOTE TO ACCEPT THE PLAN.

               SUMMARY OF ANTICIPATED DISTRIBUTIONS UNDER THE PLAN

Class Description                          Treatment Under The Plan
----------------------------- --------------------------------------------------
Administrative Claims         Subject to the requirements of Article XIV.A.1 of
ESTIMATED AMOUNT (AS OF       the Plan, each holder of an Allowed Administrative
JULY 31, 2002): $847,000      Claim will receive, in full satisfaction,
                              settlement, release, and discharge of and in exchange for such Allowed Administrative Claim (i)
                              Cash equal to the unpaid portion of such Allowed
                              Administrative Claim or (ii) such other treatment as to which ABN and such holder have agreed upon in writing; PROVIDED, HOWEVER, that Allowed
                              Administrative Claims with respect to liabilities incurred by ABN in the ordinary course of business during the Chapter 11 Case will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                              ESTIMATED RECOVERY - 100%
----------------------------- --------------------------------------------------
Priority Tax Claims           Each holder of an Allowed Priority Tax Claim will
ESTIMATED AMOUNT: $15,400     receive, in full satisfaction, settlement,
                              release, and discharge of and in exchange for such Allowed Priority Tax Claim, in the sole discretion of ABN, (i) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, (ii) deferred
                              Cash payments over a period not exceeding six years after the date of assessment of such Allowed
                              Priority Tax Claim in an aggregate principal amount equal to the amount of such Allowed
                              Priority Tax Claim, plus interest on the unpaid portion thereof at the Case Interest Rate, as provided in section 1129(a)(9)(C) of the Bankruptcy Code, or (iii) such other treatment as to which ABN and such holder have agreed upon in writing.

                              ESTIMATED RECOVERY - 100%
----------------------------- --------------------------------------------------
Class 1 - Other Priority      UNIMPAIRED - Each holder of an Allowed Other
Claims                        Priority Claim will receive, in full satisfaction,
ESTIMATED AMOUNT: NONE        settlement, re lease, and discharge of and in
                              exchange for such Allowed Other Priority Claim, in the sole discretion of ABN, (i) Cash equal to the unpaid portion of such Allowed Other Priority
                              Claim or (ii) such other treatment as to which ABN and such holder have agreed upon in writing.

                              ESTIMATED RECOVERY - 100%
----------------------------- --------------------------------------------------
Class 2 - Other Secured       UNIMPAIRED - Class 2 consists of all Secured
Claims 1                      Claims other than the 10 3/8% Senior Note Claims.
ESTIMATED AMOUNT: NONE        Each holder of an Allowed Other Secured Claim
                              will, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed
                              Class 2 Other Secured Claim, in the sole discretion of ABN, (i) receive Cash in an amount equal to such Allowed Other Secured Claim, (ii) receive deferred Cash payments totaling at least the allowed amount of such Allowed Other Secured
                              Claim, of a value, as of the Consummation Date, of at least the value of such holder's interest in the Estate's interest in the collateral securing the Allowed Other Secured Claim, (iii) upon abandonment by ABN, receive the collateral securing such holder's Allowed Other Secured
                              Claim, (iv) receive payments or liens amounting to the indubitable equivalent of the value of such holder's interest in the Estate's interest in the collateral securing the Allowed Other Secured
                              Claim, (v) have its Allowed Other Secured Claim
                              Reinstated, or (vi) receive such other treatment as ABN and such holder have agreed upon in writing.

                              ESTIMATED RECOVERY - 100%
_______________
1 Each secured Creditor will be placed in a separate subclass of Class 2; each subclass will be treated as a separate Class for voting and distribution purposes.
----------------------------- --------------------------------------------------
Class 3 - General Unsecured   UNIMPAIRED - Each holder of an Allowed General
Claims                        Unsecured Claim will, in full satisfaction,
ESTIMATED AMOUNT:             settlement, release, and discharge of and in
$14,031,000                   exchange for such Allowed General Unsecured Claim,
                              in the sole discretion of ABN, (i) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such Allowed General Unsecured Claim entitles the holder of such Claim, (ii) have its Allowed
                              General Unsecured Claim Reinstated, or (iii) receive such other treatment as to which ABN and such holder have agreed upon in writing.

                              ESTIMATED RECOVERY: 100%
----------------------------- --------------------------------------------------
Class 4 - 11 5/8% Senior      IMPAIRED - Each holder of an Allowed 11 5/8%
Note Claims                   Senior Note Claim will receive, in full
ESTIMATED AMOUNT (PRINCIPAL   satisfaction, settlement, release, and discharge
AND INTEREST AS OF JULY 31,   of and in exchange for such Allowed 11 5/8% Senior
2002):                        Note Claim, in the sole discretion of ABN, (i) its
$11,884,910.43                Pro Rata share of $12,562,357.43 principal amount
                              of Substitute 10 3/8% Senior Notes (equivalent to
                              $1.057 of Substitute 10 3/8% Senior Notes for each
                              $1 of an Allowed 11 5/8% Senior Note Claim) or
                              (ii) such other treatment as to which ABN and such holder have agreed in writing. The Substitute 10
                              3/8% Senior Notes will be distributed on the Distribution Date Pro Rata among the holders of Allowed 11 5/8% Senior Note Claims and will be payable in accordance with the terms of the 10
                              3/8% Senior Notes Indenture, as amended by the Second Supplemental Indenture annexed to the Plan as Exhibit I. A conversion fee will be paid to the holders of the 11 5/8% Senior Note Claims to allow them to remain economically unimpaired upon the conversion of the 11 5/8% Senior Notes into Substitute 10 3/8% Senior Notes. The $0.7 million fee was calculated by taking into account changes in the structure of the 11 5/8% Notes including the extension of the maturity, reduced yield, interest payments-in-kind, and the conversion from unsecured to secured status.

                              ESTIMATED RECOVERY: 100%
----------------------------- --------------------------------------------------
Class 5 - 10 3/8% Senior      IMPAIRED - Each holder of an Allowed 10 3/8%
Note Claims                   Senior Note Claim will, in full satisfaction,
ESTIMATED AMOUNT (PRINCIPAL   settlement, release, and discharge of and in
AND INTEREST AS OF JULY 31,   exchange for such Allowed 10 3/8% Senior Note
2002):                        Claim, have its Allowed 10 3/8% Senior Note Claim
$77,859,798.34                Reinstated, except that the following amendments
                              to the 10 3/8% Senior Notes Indenture and the 10
                              3/8% Senior Notes will supersede any contrary provision or provisions contained in the 10 3/8%
                              Senior Notes Indenture and the 10 3/8% Senior
                              Notes, which contrary provisions will have no further force and effect: (a) the definitions of, and any other provisions relating to, ABNH, Lasercard Partnership Interest, Lasercard Parent, and Lasercard Joint Venture will be deleted, (b) the definition of "Change in Control" will be amended to exclude a Change in Control, if any, that results solely from the Chapter 11 Case, confirmation of the Plan, and/or the distributions to be received by holders of Claims and Interests hereunder, (c) the definition of "Existing
                              Investments" will be amended to include all "Investments" (as defined in the 10 3/8% Senior
                              Notes Indenture) existing on the date of the Second Supplemental Indenture, (d) the definition of "New Credit Agreement" will be amended to permit the borrowers under the $25 million revolving credit facility to be ABN's
                              Subsidiaries, in addition to ABN (currently only
                              ABN may be a borrower under the New Credit
                              Agreement), (e) the 10 3/8% Senior Notes Indenture will be amended to provide that ABN will have the option to substitute payment-in-kind ("PIK") interest payments in the form of additional 10
                              3/8% Senior Notes in lieu of cash interest payments for any interest that becomes due or has become due prior to January 31, 2005, at ABN's sole option, (f) the 10 3/8% Senior Notes
                              Indenture will be amended to delete the mandatory sinking fund, (g) Section 5.06 of the 10 3/8%
                              Senior Notes Indenture will be amended to provide that ABN and any Subsidiary (as defined in the 10
                              3/8% Senior Notes Indenture) will be permitted to make an Investment of up to $20 million (instead of the current $15 million) in any "Unrestricted
                              Subsidiary" (as defined in the 10 3/8% Senior
                              Notes Indenture) and in a Subsidiary that is not "Wholly Owned" (as defined in the 10 3/8% Senior
                              Notes Indenture) by ABN or by a Subsidiary, (h)
                              Section 5.07 of the 10 3/8% Senior Notes Indenture will be amended to replace the test for incurrence of "Indebtedness" (as defined in the 10 3/8%
                              Senior Notes Indenture) with a Consolidated EBITDA
                              (as defined by the 10 3/8% Senior Notes Indenture) to Consolidated Interest Expense (as defined by the 10 3/8% Senior Notes Indenture) ratio test, the ratio must be at least 1.5:1.0 (the current test requires that the Consolidated Fixed Charge
                              Ratio (as defined in the 10 3/8% Senior Notes
                              Indenture) of ABN for the four fiscal quarters ending immediately prior to such debt incurrence must be greater than 2.0:1.0), (i) Section 5.08 of the 10 3/8% Senior Notes Indenture will be amended to (i) increase the allowed amount of Capital
                              Lease Obligations and Sale and Leaseback
                              Transactions (as defined in the 10 3/8% Senior
                              Notes Indenture) to $15 million (it is currently
                              $10 million) and (ii) increase the amount under the New Credit Facility which may be used to fund
                              Investments in and working capital needs of ABN's
                              Subsidiaries to $25 million (it is currently $15 million), (j) the outstanding principal amount of the 10 3/8% Senior Notes Indenture will be increased to $91,552,155.77, which amount includes a consent fee to Allowed Class 5 10 3/8% Senior
                              Note Claims of $1,130,000 (equal to 2% of the outstanding principal amount of the 10 3/8% Senior
                              Notes), (k) the 10 3/8% Senior Notes Indenture will be amended to provide that the maturity of the 10 3/8% Senior Notes will be extended to January 31, 2005, (l) the definition of the term
                              "Major Asset Sales" contained in Section 5.15 of the 10 3/8% Senior Notes Indenture will be amended to (i) provide that Net Proceeds (as defined in the 10 3/8% Senior Notes Indenture) must be 75% in cash (it is currently 85% in cash), (ii) reduce the purchase price for the Securities (as defined in the 10 3/8% Senior Notes Indenture) to 100% of principal plus accrued and unpaid interest to the date of purchase (it is currently 101% of principal plus accrued and unpaid interest to the date of purchase), (iii) increase the number of days that ABN has to reinvest Net Proceeds from 180 days to 270 days, and (iv) increase from $5 million to $15 million the asset sale basket in connection with the limitation on the use of asset sales proceeds, and (m) Section 5.09 of the 10
                              3/8% Senior Notes Indenture shall be amended to permit the sale or issuance of common stock (or equivalent equity interests) or Special Preference
                              Stock (as defined in the 10 3/8% Senior Notes
                              Indenture) of ABNB so that if ABN owns (directly or indirectly) less than 65% of the Capital Stock
                              (as defined in the 10 3/8% Senior Notes Indenture) of ABNB upon completion of such sale or issuance, then the first $15 million of proceeds from such sale or issuance will be applied under Section
                              5.15 of the 10 3/8% Senior Notes Indenture and the remainder of the proceeds of such sale or issuance will be used to make an Excess Proceeds Offer (as defined in the 10 3/8% Senior Notes Indenture) under section 5.15 of the 10 3/8% Senior Notes
                              Indenture and shall not be used for any other purpose. Holders of Allowed Class 5 10 3/8% Senior
                              Note Claims will receive their Pro Rata share of Restated 10 3/8% Senior Notes on the Distribution
                              Date in exchange for the existing 10 3/8% Senior
                              Notes and such Restated 10 3/8% Senior Notes will be payable in accordance with the terms of the 10
                              3/8% Senior Notes Indenture, as amended in accordance with the Plan.

                              ESTIMATED RECOVERY - 100%
----------------------------- --------------------------------------------------
Class 6 - 11 1/4% Senior      IMPAIRED - Each holder of an Allowed 11 1/4%
Subordinated Note Claims      Senior Subordinated Note Claim will receive, in
ESTIMATED AMOUNT (PRINCIPAL   full satisfaction, settlement, release, and
AND INTEREST AS OF            discharge of and in exchange for such Allowed 11
NOVEMBER 2, 1999):            1/4% Senior Subordinated Note Claim, its Pro Rata
$106,219,277.34               share of 10,621,928 shares of New Common Stock,
                              representing approximately 90% of the initial shares of New Common Stock, subject to dilution by the exercise of the New Warrants, the Management
                              Incentive Options, the Rights, the Equity Options, and the Consultant Options. Each holder of an 11
                              1/4% Senior Subordinated Note Claim will be deemed to have released the Debtor, each Subsidiary
                              Guarantor, and their agents and employees from any and all claims and liability arising from or under the 11 1/4% Senior Subordinated Notes and each such Subsidiary Guarantor's Subsidiary Guarantee, and the Debtor will be deemed to have released each holder of an 11 1/4% Senior Subordinated Note
                              Claim and their agents and employees from any and all claims and liability arising from or under the 11 1/4% Senior Subordinated Notes and each such
                              Subsidiary Guarantor's Subsidiary Guarantee. UPON
                              THE OCCURRENCE OF THE CONSUMMATION DATE, THE
                              RELEASES CONTAINED IN THE PLAN WILL ADDITIONALLY
                              ACT AS AN INJUNCTION AGAINST (I) ANY HOLDER OF AN
                              11 1/4% SENIOR SUBORDINATED NOTE CLAIM AND THE
                              INDENTURE TRUSTEE FROM COMMENCING OR CONTINUING
                              ANY ACTION, EMPLOYMENT OF PROCESS, OR ACT TO
                              COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT IS
                              RELEASED UNDER THE PLAN AND (II) THE DEBTOR AND
                              THE REORGANIZED DEBTOR FROM COMMENCING OR
                              CONTINUING ANY ACTION, EMPLOYMENT OF PROCESS, OR
                              ACT TO COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT
                              IS RELEASED UNDER THE PLAN.

                              ESTIMATED RECOVERY - 72.2%
----------------------------- --------------------------------------------------
Class 7 - Convertible         IMPAIRED - Each holder of an Allowed Convertible
Subordinated Note Claims      Subordinated Note Claim will receive, in full
ESTIMATED AMOUNT (PRINCIPAL   satisfaction, settlement, release, and discharge
AND INTEREST AS OF            of and in exchange for such Allowed Convertible
DECEMBER 8, 1999):            Subordinated Note Claim, its Pro Rata share of
$3,692,880.76                 221,573 shares of New Common Stock (representing
                              approximately 1.9% of the initial shares of New
                              Common Stock), subject to dilution by the New
                              Warrants, the Management Incentive Options, the
                              Rights, the Equity Options, and the Consultant
                              Options. Each holder of an Allowed Convertible
                              Subordinated Note Claim will be deemed to have released the Debtor, the Reorganized Debtor, and each of their officers, directors, agents, and professionals from any and all claims and liability arising from or related in any way to the Convertible Subordinated Notes, as more fully set forth in the Plan and Disclosure Statement, and the Debtor and Reorganized Debtor will release each holder of a Convertible Subordinated Note
                              Claim and each of their officers, directors, agents, and professionals from any and all claims and liability arising from or relating in any way to the Convertible Subordinated Notes, as more fully set forth in the Plan and Disclosure
                              Statement. UPON THE OCCURRENCE OF THE CONSUMMATION
                              DATE, THE RELEASES CONTAINED IN THE PLAN WILL
                              ADDITIONALLY ACT AS AN INJUNCTION AGAINST (I) ANY
                              HOLDER OF A CONVERTIBLE SUBORDINATED NOTE CLAIM
                              FROM COMMENCING OR CONTINUING ANY ACTION,
                              EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET,
                              OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE
                              PLAN AND (II) THE DEBTOR AND THE REORGANIZED
                              DEBTOR FROM COMMENCING OR CONTINUING ANY ACTION,
                              EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET,
                              OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE
                              PLAN.

                              ESTIMATED RECOVERY - 43.3%
----------------------------- --------------------------------------------------
Class 8 - Unsurrendered       IMPAIRED - Unsurrendered Preferred Stock Claims
Preferred Stock Claims        will be subordinated in payment to all other
ESTIMATED AMOUNT:             Unsecured Claims pursuant to section 510(c) of the
$432,448.75                   Bankruptcy Code. Each holder of an Allowed
                              Unsurrendered Preferred Stock Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed
                              Unsurrendered Preferred Stock Claim, its Pro Rata
                              Share of 43,245 shares of New Common Stock
                              (representing approximately 0.4% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive
                              Options, the Rights, the Equity Options, and the Consultant Options.

                              ESTIMATED RECOVERY: 72.2%
----------------------------- --------------------------------------------------
Class 9 - Preferred Stock     IMPAIRED - Immediately prior to the Distribution
Interests                     Date, each holder of a Class 9 Preferred Stock
                              Interest will be deemed to have converted each
                              such Preferred Stock Interest into a Common Stock
                              Interest, and each such Common Stock Interest will
                              be deemed to be outstand ing as of the
                              Distribution Record Date. On the Distribution
                              Date, the Preferred Stock Interests will be
                              cancelled, and on the Distribution Date, 915,396
                              shares of New Common Stock (representing
                              approximately 7.7% of the initial shares of New
                              Common Stock), subject to dilution by the New
                              Warrants, the Management Incentive Options, the
                              Rights, the Equity Options, and the Consultant
                              Options, and 622,481 New Warrants (consisting of
                              all of the New Series 1 Warrants and New Series 2
                              Warrants, and representing the right to purchase
                              approximately 5% of the New Common Stock, subject
                              to dilution by the Management Incentive Options,
                              the Rights, the Equity Options, and the Consultant
                              Options) will be placed in the Equity Reserve. On
                              the Distribution Date, each holder of an Allowed
                              Class 9 Preferred Stock Interest, other than the
                              Consultant, will receive, in full satisfaction,
                              settlement, release, and discharge of and in
                              exchange for such Allowed Class 9 Preferred Stock
                              Interest, (i) 60% of the New Common Stock in the
                              Equity Reserve multiplied by the Class 9 Quotient,
                              (ii) 60% of the New Series 1 Warrants held in the
                              Equity Reserve multiplied by the Class 9 Quotient,
                              (iii) 60% of the New Series 2 Warrants held in the
                              Equity Reserve multiplied by the Class 9 Quotient,
                              (iv) 177,061 Equity Options multiplied by the
                              Class 9 Quotient, and (v) any New Common Stock
                              properly subscribed for by any such holder under
                              the Rights Offering pursuant to Article IV.C.3 of
                              the Plan, representing a total distribution to
                              Class 9 of 51,015 shares of New Common Stock (and
                              any New Common Stock properly subscribed for),
                              17,346 New Series 1 Warrants, 17,346 New Series 2
                              Warrants, and 16,446 Equity Options.
----------------------------- --------------------------------------------------
Class 10 - Common Stock       IMPAIRED - On the Distribution Date, the Common
Interests                     Stock Interests will be cancelled, and 915,396
                              shares of New Common Stock (representing
                              approximately 7.7% of the initial shares of New
                              Common Stock), subject to dilution by the New
                              Warrants, the Management Incentive Options, the
                              Rights, the Equity Options, and the Consultant
                              Options, and 622,481 New Warrants (consisting of
                              all of the New Series 1 Warrants and New Series 2
                              Warrants, and representing the right to purchase
                              approximately 5% of the New Common Stock, subject
                              to dilution by the Management Incentive Options,
                              the Rights, the Equity Options, and the Consultant
                              Options) will be placed in the Equity Reserve. On
                              the Distribution Date, each holder of an Allowed
                              Class 10 Common Stock Interest, other than the
                              Consultant, will receive, in full satisfaction,
                              settlement, release, and discharge of and in
                              exchange for such Allowed Class 10 Common Stock
                              Interest, (i) 60% of the New Common Stock in the
                              Equity Reserve multiplied by the Class 10
                              Quotient, (ii) 60% of the New Series 1 Warrants
                              held in the Equity Reserve multiplied by the Class
                              10 Quotient, (iii) 60% of the New Series 2
                              Warrants held in the Equity Reserve multiplied by
                              the Class 10 Quotient, (iv) 177,061 Equity Options
                              multiplied by the Class 10 Quotient, and (v) any
                              New Common Stock properly subscribed for by any
                              such holder under the Rights Offering pursuant to
                              Article IV.C.3 of the Plan, representing a total
                              distribution to Class 10 of 498,223 shares of New
                              Common Stock (and any New Common Stock properly
                              subscribed for), 169,399 New Series 1 Warrants,
                              169,399 New Series 2 Warrants, and 160,615 Equity
                              Options.
----------------------------- --------------------------------------------------
Class 11(a) - ABN Securities  IMPAIRED - The ABN Securities Claims will be
Claims                        subordinated in payment to all other Unsecured
                              Claims under section 510(b) of the Bankruptcy
                              Code. On the Consummation Date, 915,396 shares of
                              New Common Stock (representing approximately 7.7%
                              of the initial shares of New Common Stock),
                              subject to dilution by the New Warrants, the
                              Management Incentive Options, the Rights, the
                              Equity Options, and the Consultant Options, and
                              622,481 New Warrants (consisting of all of the New
                              Warrants, and representing the right to purchase
                              approximately 5% of the New Common Stock, subject
                              to dilution by the Management Incentive Options,
                              the Rights, the Equity Options, and the Consultant
                              Options) will be placed in the Equity Reserve.
                              Under the Plan, 40% of the New Common Stock and
                              New Warrants in the Equity Reserve will be
                              distributed to the holders of Allowed Class 11(a)
                              and 11(b) claims. On the Distribution Date, or as
                              soon thereafter as the District Court Claims
                              Administrator can effectuate the distributions
                              described herein, each holder of an Allowed Class
                              11(a) ABN Securities Claim, other than an Opt-Out
                              ABN Securities Claim, will receive, in full
                              satisfaction, settlement, release, and discharge
                              of and in exchange for such Allowed Class 11(a)
                              ABN Securities Claim, its share of the New Common
                              Stock and New Warrants pursuant to an allocation
                              formula approved by the District Court in
                              connection with the Class Action Settlements. The
                              allocation formula is set forth in greater detail
                              in Article III.C.8 of the Plan. Holders of Opt-Out
                              ABN Securities Claims will receive a distribution
                              from the Securities Claims Reserve in accordance
                              with Article IV.C.4 of the Plan.
----------------------------- --------------------------------------------------
Class 11(b) - ABNH Securities IMPAIRED - The ABNH Securities Claims will be
Claims                        subordinated in payment to all other Unsecured
                              Claims under section 510(b) of the Bankruptcy
                              Code. On the Consummation Date, 915,396 shares of
                              New Common Stock (representing approximately 7.7%
                              of the initial shares of New Common Stock),
                              subject to dilution by the New Warrants, the
                              Management Incentive Options, the Rights, the
                              Equity Options, and the Consultant Options, and
                              622,481 New Warrants (consisting of all of the New
                              Warrants, and representing the right to purchase
                              approximately 5% of the New Common Stock, subject
                              to dilution by the Management Incentive Options,
                              the Rights, the Equity Options, and the Consultant
                              Options) will be placed in the Equity Reserve.
                              Under the Plan, 40% of the New Common Stock and
                              New Warrants in the Equity Reserve will be
                              distributed to the holders of Allowed Class 11(a)
                              and 11(b) claims. On the Distribution Date, or as
                              soon thereafter as the District Court Claims
                              Administrator can effectuate the distributions
                              described herein, each holder of an Allowed Class
                              11(b) ABNH Securities Claim, other than an Opt-Out
                              ABNH Securities Claim, will receive, in full
                              satisfaction, settlement, release, and discharge
                              of and in exchange for such Allowed Class 11(b)
                              ABNH Securities Claim, its share of the New Common
                              Stock and New Warrants pursuant to an allocation
                              formula approved by the District Court in
                              connection with the Class Action Settlements. The
                              allocation formula is set forth in greater detail
                              in Article III.C.8 of the Plan. Holders of Opt-Out
                              ABNH Securities Claims will receive a distribution
                              from the Securities Claims Reserve in accordance
                              with Article IV.C.4 of the Plan.
----------------------------- --------------------------------------------------
Class 12 - Warrants Interests IMPAIRED - Each holder of an Allowed Warrants
                              Interest will not be entitled to, and will not, receive or retain any property or interest in property on account of such Warrants Interest.

                              ESTIMATED RECOVERY: 0%
----------------------------- --------------------------------------------------

     After careful review of the Debtor's current business operations, estimated recoveries in a liquidation scenario, and prospects as an ongoing business, the Debtor has concluded that the recovery to creditors will be maximized by the Debtor's continued operation as a going concern. The Debtor believes that its business and assets have significant value that would not be realized in the liquidation of the Debtor, either in whole or in substantial part. According to the liquidation analysis prepared by the Debtor with its financial advisors, the Debtor is worth considerably more to its Creditors in general as a going concern.

B.   SUMMARY OF POST-CONFIRMATION OPERATIONS

     Attached hereto as Exhibit E are financial statements which project the financial performance of Reorganized ABN, on a consolidated basis with its Subsidiaries, through December 31, 2005. These projections are based on the current business plan for Reorganized ABN. These projections were based upon information available as of March 31, 2002, and reflect the subsequent operating performance of the Subsidiaries. For context, copies of the Form 10-K for ABN for Fiscal Year Ended December 31, 2001 and the Form 10-Q for ABN for Fiscal Quarter Ended March 31, 2002 are annexed hereto as Exhibits B and C, respectively.

                                 I. INTRODUCTION

     ABN, debtor and debtor-in-possession, hereby transmits this disclosure statement (the "Disclosure Statement") pursuant to section 1125 of the Bankruptcy Code, for use in the solicitation of votes on its reorganization plan, filed with the United States Bankruptcy Court for the Southern District of New York on December 8, 1999, as amended on August 17, 2000, September 12, 2000, and May 24, 2002 (the "Plan"), and as it may be further amended from time to time, in accordance with its terms and in accordance with 11 U.S.C. ss. 1127. A copy of the Plan is annexed to this Disclosure Statement as Exhibit A.

     This Disclosure Statement sets forth certain information regarding the Debtor's pre-petition history, the nature of the Chapter 11 Case, and the anticipated organization and operations of Reorganized ABN. This Disclosure Statement also describes the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of Claims in Impaired Classes must follow for their votes to be counted.

     FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTOR, PLEASE SEE "SUMMARY OF THE PLAN" AND "CERTAIN FACTORS TO BE CONSIDERED."

     THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN STATUTORY PROVISIONS, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASE, AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH ABN BELIEVES THAT THE PLAN AND RELATED DOCUMENT SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTOR'S MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. ABN IS UNABLE TO WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY INACCURACY OR OMISSION.

     NOTHING CONTAINED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING INVOLVING ABN OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE ADVICE ON THE TAX OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO HOLDERS OF ALLOWED CLAIMS OR ALLOWED INTERESTS. YOU SHOULD CONSULT YOUR PERSONAL COUNSEL OR TAX ADVISOR ON ANY QUESTIONS OR CONCERNS RESPECTING TAX, SECURITIES, OR OTHER LEGAL CONSEQUENCES OF THE PLAN.

           II. THE BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.   DEFINITIONS

     Unless otherwise defined elsewhere in this Disclosure Statement, capitalized terms used herein have the meanings ascribed to them in the Plan.

B.   NOTICE TO HOLDERS OF CLAIMS

     This Disclosure Statement is being transmitted to certain holders of Claims against ABN. Creditors and interest holders of the Debtor holding Class 5 10 3/8% Senior Note Claims, Class 6 11 1/4% Senior Subordinated Note Claims, Class 7 Convertible Subordinated Note Claims, Class 8 Unsurrendered Preferred Stock Claims, Class 9 Old Preferred Stock Interests, Class 10 Old Common Stock Interests, Class 11(a) ABN Securities Claims, and Class 11(b) ABNH Securities Claims were entitled to vote on the Third Amended Plan. Following a successful solicitation of votes for the Third Amended Plan, the Third Amended Plan was confirmed in November 2000. For the reasons set forth herein, ABN does not have sufficient cash on hand to satisfy the interest payments required to be made to the holders of Class 4 11 5/8% Senior Notes under the Third Amended Plan; ABN has therefore concluded that it will not be able to consummate the Third Amended Plan. Accordingly, ABN has filed the fourth amended Plan, which Plan will allow the Debtor to continue to operate as a going concern following consummation and to meet its obligations under the fourth amended Plan and otherwise. As a consequence of these amendments, the Debtor will solicit votes from holders of Class 4 11 5/8% Senior Note Claims and will re-solicit votes from holders of Class 5 10 3/8%. Because other classes of claims and interests, whose votes are not being solicited or re-solicited, as the case may be, will receive equivalent treatment under the fourth amended Plan as such classes of claims or interests were entitled to receive under the Third Amended Plan, these classes will not be re-solicited. The purpose of this Disclosure Statement is to provide adequate information to enable you, as the holder of a Claim against ABN, to make a reasonably informed decision with respect to the fourth amended Plan prior to exercising your right to vote to accept or reject the fourth amended Plan.

     On [______ __, 2002], the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient detail adequate to enable the holders of Claims against ABN to make an informed judgment with respect to acceptance or rejection of the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

     ALL HOLDERS OF CLAIMS AGAINST THE DEBTOR ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE EXHIBITS ATTACHED HERETO CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan and considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Case.

     THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT AUTHORIZED BY THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning ABN other than the information contained herein.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS, AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS.

     Except with respect to the projections set forth in Exhibit E annexed hereto (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither ABN nor Reorganized ABN intends to update the Projections. Accordingly, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtor does not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. The delivery of this Disclosure Statement shall not under any circumstances imply that the information herein is correct or complete as of any time subsequent to the date hereof.

     EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT.

C.   SOLICITATION PACKAGE

     Accompanying this Disclosure Statement are copies of (i) the Plan, (ii) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan, the date, time, and place of the hearing to consider the confirmation of the Plan and related matters, and the time for filing objections to the confirmation of the Plan (the "Confirmation Hearing Notice"), and, if applicable, (iii) one or more Ballots (and return envelopes) that you may use in voting to accept or to reject the Plan. If you did not receive a Ballot in your package and believe that you should have, please contact the Information Agent at the address or telephone number set forth in the next subsection.

D.   VOTING PROCEDURES, BALLOTS, AND VOTING DEADLINE

     After carefully reviewing the Plan, this Disclosure Statement, and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided. HOLDERS OF SECURITIES SHOULD REFER TO "SPECIAL NOTE FOR HOLDERS OF SECURITIES" FOR FURTHER INFORMATION REGARDING VOTING PROCEDURES.

     Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

     FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN [________, 2002], AT 5:00 P.M. (EDT) (THE "VOTING DEADLINE") BY

               MACKENZIE PARTNERS, INC.
               105 MADISON AVENUE, 14th FLOOR
               NEW YORK, NEW YORK 10016

(THE "INFORMATION AGENT"). DO NOT RETURN ANY DEBT INSTRUMENTS WITH YOUR BALLOT.

     If you have any questions about the procedure for voting your Claim or with respect to the packet of materials that you have received, please contact the Information Agent:

               MacKenzie Partners, Inc.
               105 Madison Avenue, 14th Floor
               New York, New York 10016
               Att'n:  Edith A. Lohman
               Telephone:  (212) 929-5500
               Telephone:  (800) 322-2885
               Att'n:  American Banknote Corporation

     If you wish to obtain, at your own expense unless otherwise specifically required by Fed.R.Bankr.P. 3017(d), an additional copy of the Plan, this Disclosure Statement, or any exhibits to such documents, please contact the Information Agent or log on to the Bankruptcy Court's website at http://www.nysb.uscourts.gov (registration required).

     If you have any questions about the amount of your Claim, please contact the Information Agent at the address and telephone numbers set forth above.

E.   CONFIRMATION HEARING AND DEADLINE FOR OBJECTIONS TO CONFIRMATION

     Pursuant to section 1128 of the Bankruptcy Code and Fed. R. Bank. P. 3017(c), the Bankruptcy Court has scheduled a hearing on confirmation of the Plan (the "Confirmation Hearing") to commence on [________, 2002 at __:__ a.m./p.m.], or as soon thereafter as counsel may be heard, before the Honorable Prudence Carter Beatty, United States Bankruptcy Judge, in the United States Bankruptcy Court, Southern District of New York, One Bowling Green, New York, New York 10004. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan must be filed with the clerk of the Bankruptcy Court and served so that they are RECEIVED on or before [________, 2002] at 5:00 p.m. by:

     Counsel for ABN:

          Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
          New York, New York 10036-6522
          Att'n:  Kayalyn A. Marafioti, Esq.

     United States Trustee:

          The Office of the United States Trustee
          Southern District of New York
          33 Whitehall Street
          21st Floor
          New York, New York 10004
          Att'n:  Tracy Hope Davis, Esq.

     Counsel for the Noteholders' Committee:

          Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          590 Madison Avenue
          New York, New York 10021
          Att'n:  Lisa G. Beckerman, Esq.

     Counsel for the Equity Committee:

          Andrews & Kurth L.L.P.
          805 Third Avenue
          New York, New York  10022
          Att'n:  Paul N. Silverstein, Esq.

     The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

     IN ABN'S VIEW, THE TREATMENT OF HOLDERS OF CLAIMS AND INTERESTS IN THE IMPAIRED CLASSES ELIGIBLE TO VOTE CONTEMPLATES A GREATER POTENTIAL RECOVERY FOR SUCH HOLDERS THAN WOULD BE AVAILABLE IN A LIQUIDATION. ACCORDINGLY, ABN BELIEVES THAT THE PLAN IS IN THE BEST INTERESTS OF HOLDERS OF CLAIMS IN SUCH CLASSES AND INTERESTS, AND RECOMMENDS THAT ALL HOLDERS OF CLAIMS IN THE IMPAIRED CLASSES ENTITLED TO DO SO VOTE TO ACCEPT THE PLAN.

                            III. GENERAL INFORMATION

A.   INTRODUCTION

     In the intervening months since confirmation of its Third Amended Plan, ABN has been adversely affected by declining market and global economic conditions. As a result, ABN is unable to consummate its Third Amended Plan. The primary purpose of the fourth amended Plan is to realign the capital structure of ABN so as to permit its current operations to continue and allow its future operating prospects to materialize in a manner that appropriately reflects the adverse global conditions ABN continues to face. Currently, funds available to ABN are insufficient to meet all of its debt service requirements even under the confirmed Third Amended Plan. Confirmation of the Plan would significantly reduce the principal amount of ABN's outstanding indebtedness by converting a substantial portion of that indebtedness into New Common Stock and by deferring other cash interest payment obligations. By offering the holders of the 11 1/4% Senior Subordinated Notes approximately ninety percent (90%) of the equity of ABN on a post-restructuring basis, these holders will participate in the long term growth and appreciation of ABN's business which is expected to be enhanced by the significant reduction of its debt service obligations and the business plan described in more detail below.

B.   ABN

     1.   Holding Company Structure

     ABN is a holding company which, through its Subsidiaries in the United States, Brazil, Argentina, Australia, New Zealand, and France, provides secure products and systems through three principal product lines: transaction cards and systems; printing services and document management; and security printing solutions. ABN's principal Subsidiaries are American Bank Note Company ("ABNCo"), a New York corporation and ABN's domestic operating subsidiary; American Bank Note Company Grafica e Servicos Ltda. ("ABNB"), a 77.5% owned Brazilian company; ABN Australasia Limited, trading as the Leigh-Mardon Group ("Leigh-Mardon"), a 92% owned Australian company with an operating subsidiary in New Zealand, CPS Technologies, S.A. ("CPS"), a French company, and Transtex S.A. ("Transtex"), an Argentine company.

     ABN was incorporated in 1993 in Delaware as United States Banknote Corporation and changed its name on July 1, 1995 to American Banknote Corporation. ABNCo, ABN's wholly-owned domestic Subsidiary, and ABNCo's predecessors have been in the business of providing security documents for more than 200 years.

     Only ABN is the subject of this Chapter 11 case. None of ABN's Subsidiaries is a debtor under the Bankruptcy Code. The financial viability and business of ABN is wholly dependent upon the businesses of its Subsidiaries. Thus, the following discussion of ABN's operations refers to the operations of its non-debtor Subsidiaries (ABN and its Subsidiaries are hereinafter referred to collectively as the "Company").

     2.   Realignment Of Operations

     During the past several years, the Company has undergone several major restructurings of its operations and has made strategic decisions to (i) restructure, consolidate, and reduce its manufacturing costs, (ii) diversify and expand its products and services in the major geographic regions where it conducts business, (iii) package complete "end-to-end" transaction and printing solutions, products, and services to retain and expand market share, and (iv) create strategic joint ventures and alliances with partners who provide strong technology and/or value added products that are complementary to its business. These restructurings and strategic decisions were directed at reducing the Company's reliance on maturing product lines which have been declining in favor of new products and services with growth potential but at significantly lower gross margins.

     The Company operates and manages its business based on geographic location. Each of its operating subsidiaries has a local management team that manages and makes daily business decisions in relation to their respective operations. The Company's corporate management provides general oversight of local management, supplies strategic focus and direction, establishes and oversees global corporate policies, and works with local management on potential acquisitions, joint ventures, capital planning, and financing opportunities. The Company's corporate and local management work closely together to refine the Company's operations, while at the same time pursuing new products and growth opportunities.

     3.   Regional Operations

          a.   UNITED STATES

     A supplier of secure documents of value, ABNCo operates principally within the Company's security printing solutions product line. ABNCo offers a full range of security printing solutions to a wide array of government, corporate, and commercial accounts. In addition to secure base printing, the Company offers its customers a wide variety of core competencies, including but not limited to secure storage, direct fulfillment, distribution, personalization, accountability, and inventory and database management. ABNCo and its predecessors have printed security documents for more than 200 years. ABNCo principally sells its products in the U.S. markets, but from time to time sells into foreign markets particularly in parts of Latin America, Eastern Europe, and certain developing countries. U.S. export sales in 2001 and 2000 were approximately $1.1 million and $1.4 million, respectively, or approximately 3% and 4%, respectively, of ABNCo's total sales. Over the past several years ABNCo has restructured and streamlined its operations in an attempt to discontinue negative margin product lines and to reduce its cost structure to a level more appropriate to its remaining business. During 2001, however, ABNCo continued to experience a decline in demand for its mature high margin product lines (particularly stock and bond certificates and food coupons) and has been unable, thus far, to find a sufficient number of opportunities in lower margin product lines to fully offset the significant decline. Based upon a comparison of the results of operations for the twelve months of 2001 versus 2000, operating income at ABNCo declined by approximately $3.3 million (approximately 35%). The lower levels of operating income for 2001 has had a negative effect on ABNCo's ability to upstream dividends to ABN to fund its corporate obligations.

          b.   BRAZIL

     In 1993, the Company acquired ABNB, currently the largest private-sector security printer and manufacturer of transaction cards in Brazil. ABNB is also a leading provider of stored-value telephone cards to many telephone companies in Brazil. ABNB provides a wide variety of document management systems and solutions to many of the largest corporate, financial, and government institutions in Brazil. Over 95% of ABNB's sales are in Brazil. In July 1995, ABNB acquired the security printing operations of Grafica Bradesco Ltda. from Banco Bradesco, S.A., Brazil's largest privately owned commercial bank, in exchange for a 22.5% minority ownership interest in ABNB. In May 1997, the Company acquired the plastic cards division of a company in Brazil, Menno Equipamentos para Escritorio Ltda. ABNB produces products in all three of the Company's product lines. In January 2001, the Company entered into an agreement to sell a 2% interest in ABNB to local management, which was contingent upon consummation of the Plan. As a result of the delay in consummating the Third Amended Plan, however, and the decreased value in the Real, ABN and Brazil's local management agreed on January 4, 2002 to terminate such agreement. Under a separate agreement dated December 12, 2001, ABNB agreed to an incentive bonus arrangement with Sidney Levy, President of ABNB, which will entitle Mr. Levy to a cash bonus in the event that ABNB is sold by ABN during Mr. Levy's employment as President of ABNB.

          c.   AUSTRALIA

     In 1996 the Company acquired Leigh-Mardon, Australia and New Zealand's oldest, largest and only fully integrated provider of secure document and transaction card solutions. Leigh-Mardon is the leading transaction card manufacturer and printer of security documents in Australia and New Zealand. Leigh-Mardon produces products in all three of the Company's product lines.

     In the first quarter of 2000, Leigh-Mardon expanded its market reach by taking over the in-house card personalization operations of a major bank in Taiwan. Leigh-Mardon has received a long term outsourcing arrangement with this bank to provide base stock cards and card personalization and continues to generate card opportunities with other major financial institutions in the Asia Pacific region. In June 2001, the Company granted to Leigh-Mardon's Managing Director options to purchase a 5% equity interest in Leigh-Mardon to vest over a 27-month period at an aggregate exercise price of A$10. The Company engaged in this transaction as a part of a management incentive plan to retain the services of Leigh-Mardon's Managing Director into the future, and as a restructuring of a prior service agreement to reduce aggregate cash compensation. In an attempt to become more efficient, Leigh-Mardon restructured its business in 1998 and 1999. This resulted in the closure of several personalization sites across Australia and New Zealand and the consolidation of its existing plants. The restructuring provided improved efficiencies and economies of scale in the production process. As a result, Leigh-Mardon was able to achieve in 2000 an operating income (as a percent of sales) similar to that of the Company's other segments.

     Leigh-Mardon continues to explore opportunities to restructure and streamline its operations to reduce its cost structure with respect to mature product lines and to provide new value added products that complement its core business. In the first quarter of 2002, Leigh-Mardon announced to its employees and customers a restructuring program for the purpose of consolidating its manufacturing operations. In the initial stage of the program, it was anticipated that approximately 80 employees will be terminated at one of its manufacturing facilities, which will be closed. This resulted in a first quarter restructuring charge of approximately $1.4 million which was paid in the first quarter of 2002. It is contemplated that further action in connection with the program will take place during 2002, including but not limited to additional hirings that may be required as a result of consolidating most of Leigh-Mardon's check printing operations to a centralized location. Based upon current estimates, Leigh-Mardon's management believes that the cost resulting from the initial stage of the program will be recovered within one year from its execution. The Company is currently reviewing the effects of the above program to quantify and measure the total cost to be recorded in 2002, and to better estimate the total annual cost savings to be achieved on an ongoing basis.

     Although Leigh-Mardon's management believes that it will be able to internally fund the restructuring program, there can be no assurance of either outcome and, therefore, no assurance that the restructuring program will be completed fully in this fiscal year. Leigh-Mardon's management believes that the program will not affect or disrupt its current operations. Management believes that this restructuring, along with the restructuring in June 2001 of the terms of Leigh-Mardon's debt with its local banking syndicate, should allow Leigh-Mardon to have the near and long-term liquidity to continue to achieve its profit improvement programs. Under the terms of Leigh-Mardon's amended bank facility, dividends payable to the Company will continue to be completely restricted.

          d.   FRANCE

     The Sati Group ("Sati"), was acquired by the Company in August 1997 in a leveraged transaction. In March 1998, a subsidiary of Sati acquired CPS, a secure card personalization facility. CPS operates within the Company's transaction cards and systems product line. All sales are by CPS generated locally in France. In October 2000, the Company sold the entire printing operations of Sati, but retained its equity ownership in CPS. The Company received approximately $9.8 million in cash proceeds and repaid local subsidiary indebtedness of $4.7 million, resulting in net proceeds of $5.1 million. The Company's carrying value in Sati was approximately $4.5 million, resulting in a gain on sale of $0.6 million. Income in 2000 from discontinued operations of $1.1 million, as reported in the December 31, 2000 financial statements, represents the net income of Sati up to the date of sale.

          e.   ARGENTINA

     In April 1999, the Company acquired Transtex, Argentina's leading manufacturer of transaction cards including debit, credit, telephone, and smart cards. Transtex maintains a sales office in Chile, where the Company is also the leading supplier of secure transaction cards and also maintains a representative office in Peru. Transtex operates within the Company's transaction card and systems product line. Transtex principally sells its products within the three countries mentioned above but also services several other countries in South America. Transtex has been, and continues to be, negatively impacted by Argentina's ongoing economic recession, political instability, extremely high levels of unemployment and interest rates, and default on debt such that any further deterioration may impact Transtex's ability to continue as a going concern.

     4.   Product Lines

     Through its subsidiaries, the Company serves its customers in the regions where it does business through three principal product lines: Transaction Cards and Systems, Printing Services and Document Management, and Security Printing Solutions. The Company manages and oversees these product lines on a country-by-country basis.

          a.   TRANSACTION CARDS AND SYSTEMS

     The Company is a leading supplier of a wide range of transaction cards, products, and systems in the Latin American, Australian, and New Zealand markets. In France, CPS is one of the largest personalizers of bank and other financial cards. The Company continues to expand and improve its production and service capabilities to capitalize on the trend toward cashless financial transactions. These products primarily include: (i) stored-value and prepaid cards, (ii) transaction cards and personalization services, (iii) licenses and issuance systems, and (iv) micro-chip imbedded "smart-card" applications.

     The Company is a leading supplier of stored-value and prepaid telephone cards in Latin America, Australia, New Zealand, and France. In Brazil, ABNB supplies stored-value telephone cards to many telephone companies as well as prepaid phone cards to many mobile telecom operators. In Argentina and France, the Company is a major supplier of prepaid phone cards to their respective local telephone carriers. The Company's Australian subsidiary, Leigh-Mardon, is a major supplier of prepaid phone cards to Australia's national telephone company. The Company also provides stored-value cards as well as contact and contactless cards to various firms in the financial and transportation industries.

     The Company is a leading producer and personalizer of magnetic-stripe transaction cards, including credit, debit, ATM, transportation, access, and identification cards, supplying customers in Latin America, Australia, New Zealand and other parts of the Asia Pacific region. The Company supplies cards to financial institutions, including those issued for Visa(TM), MasterCard(TM), and American Express, as well as cards for major corporations and other institutions. In France, CPS is a leading personalizer of debit cards for many of the major French banks. In Latin America, Australia, and New Zealand, the Company is a leader in the manufacture and personalization of non-magnetic stripe transaction cards, including loyalty (frequent buyer) and health insurance program cards.

     The Company handles large scale license contracts in a number of Brazilian and Australian states, including the production and personalization of driver and shooter licenses as well as various corporate identification programs. In Brazil, ABNB is a leading provider of issuance systems including management of Motor Vehicle Departments for a number of states in Brazil.

     The Company's subsidiaries in Brazil and Australia have formed separate but similar joint venture companies with Gemplus S.A., the world's leading systems designer and manufacturer of smart cards. A smart card is a transaction card with an imbedded micro-chip which allows for the storage of materially more data than the traditional magnetic stripe card. Each of the two joint venture companies manufactures, markets, and sells smart card systems and products in the Brazilian and Australian markets. The Company has a 50% ownership interest in each of these joint ventures. In France, CPS is a third-party personalizer of smart GSM phone cards and in Argentina, Transtex has started to supply a small volume of smart cards for loyalty programs and prepaid chip phone cards.

          b.   PRINTING SERVICES AND DOCUMENT MANAGEMENT

     The Company's Printing Services and Document Management business allows public and private sector institutions to outsource their printing, personalization and document processing operations. Utilizing advanced inventory control systems, e-commerce solutions and "just-in-time" distribution capabilities, the Company helps businesses and governmental institutions effectively lower costs by supplying all of their printing, storage, processing, system, and distribution needs.

     The Company is a full service provider of electronic printing applications to a number of its corporate and government customers. Electronic printing applications encompass the secure data handling, electronic printing, personalization and mailing of documents for large-scale billing cycles. This process involves the computerized printing of an array of variable data onto pre-printed base stock. Some of the primary applications are billing and fund collection systems, check and credit card statements, letter checks and invoices. In Brazil, Australia, and New Zealand, the Company provides electronic printing application services for institutions in the banking, insurance, utilities and telecommunication industries, as well as for a number of state and federal government agencies.

     The Company prints products such as business forms and checks and provides storage and distribution services to the end user on behalf of its customers. For example, in Australia, Leigh-Mardon prints and distributes medical forms for the Australian Health Insurance Commission, a government agency. In Brazil, ABNB performs print and document management and distribution services for leading financial institutions.

          c.   SECURITY PRINTING SOLUTIONS

     The Company supplies counterfeit-resistant documents of value in each of the countries where it does business. Such documents include checks, money orders, passports, stock and bond certificates, and other commercial documents of value such as gift certificates. The Company utilizes a variety of anti-counterfeiting features such as special inks and papers, computer generated bar and micro encoding, elaborate steel-engraved designs, and distinctive lithographic printing techniques, all of which enable the Company to manufacture products containing state-of-the-art security features. As an additional security feature, many of the Company's manufacturing, storage and distribution facilities employ high levels of plant security, including guards, alarms, video monitoring, and extensive accountability controls.

     The Company is the leading private sector supplier of personalized checks for major banks in Brazil, Australia and New Zealand. The Company supplies banks and other financial institutions with checks, same-day check personalization, and a wide array of security printing products such as money orders, vouchers, and deposit books. With the advent of electronic payment systems, demand for bank checks in all three countries continues to decline. Although checks represent a small part of ABNB's total revenue and contribution margin for 2001 and 2000 (approximately 9% and 7%, respectively) in Brazil, Leigh-Mardon's revenue base and gross margin for bank checks in Australia and New Zealand for both 2001 and 2000, when compared to its total revenue, are much higher (approximately 36% and 37%, respectively).

     ABNCo produces stock and bond certificates. ABNCo is one of the few remaining producers of engraved printed certificates with the unique border designs and vignettes that have traditionally been required by the New York Stock Exchange, Inc. (the "NYSE"). ABNCo maintains a library of engraving plates for a large percentage of publicly traded securities. Stock and bond certificates represent a declining product and there is considerable risk of further decline. This risk may be further exacerbated by the Securities and Exchange Commission's order dated July 26, 2001, which granted approval to the NYSE to change its listing requirement rules with respect to the physical format for stock and bond certificates. The NYSE no longer requires a vignette on the certificate's face but has yet to eliminate intaglio printing.

     Government products include a variety of security documents printed for federal, state and local governments throughout the world. The Company manufactures food coupons, passports, visas, tax revenue stamps, property tax vouchers, postal panels, gas coupons, and similar products for federal governments. The Company also supplies secure documents such as motor vehicle registrations, title certificates and licenses, birth certificates, identity cards, and transportation passes for its government customers. The Company, through ABNCo, also acts as the secure distribution and accountability agent for the United States Postal Service for its Stamps on Consignment Program, delivering stamps to private retailers throughout the United States.

     The United States Department of Agriculture is the Company and ABNCo's largest single domestic customer, for which ABNCo has printed, stored, and distributed food coupon requirements for more than 20 years. Food coupons are engraved printed documents accepted by grocery stores in lieu of currency. Revenue from food coupons as a percentage of total consolidated sales for 2001 and 2000 is approximately 3.3% and 2.5%, respectively but represents approximately 21% in 2001 and 19% in 2000 of total sales of ABNCo. Like stock and bond certificates, however, this represents a declining product line, and there is considerable risk of further decline.

     5.   Major Customers

     The Company derived $24.5 million for 2001 and $35.6 million for 2000, or approximately 11.1% and 13.7% respectively, of total consolidated revenue from Banco Bradesco under a two-year supply contract which expires in June 2002. Bradesco owns a 22.5% minority shareholder interest in ABNB. The Company has supplied products to Bradesco under multi-year supply arrangements since 1995. Although ABNB is presently attempting to negotiate a renewal of this agreement there can be no assurance it will be renewed or if renewed, will be based upon the same prices and conditions that exist today.

     6.   Sales and Marketing

     The Company sells its products and services through a combination of direct sales personnel, commissioned sales personnel, independent sales representatives and alliances. Each one of the Company's subsidiaries maintains its own sales and marketing departments. Each of the Company's subsidiaries markets and sells secure products and services to a number of financial institutions, corporations, governments and government agencies worldwide. Each sales force is supported by marketing professionals who provide research and product development assistance. The sales and marketing activity is focused on the three main product lines within each geographically defined market.

     7.   Patents

     The Company currently holds, or is licensed under, United States and foreign patents, trademarks and copyrights and continues to pursue protection when available in strategic markets. The Company believes that no one patent, license, trademark, or copyright is critical to its business, and that if one expired or became unavailable there would be no material adverse effect to the Company's financial position, results of operation, or cash flow.

     8.   Raw Materials

     Sources of raw materials are generally reliable. The Company's dependency upon any one supplier for raw materials and consumables used in its businesses, however, is dependent primarily upon the type of product and the region where the Company conducts business. For instance, with respect to certain product lines such as transaction cards, certain raw materials, such as specific chemicals or plastics for card manufacturing and consumables for card personalization, are available from either one or a limited number of suppliers. Furthermore, some of these materials may contain certain petroleum or precious metal-based by-products that may cause periods of price volatility. In addition, the continual threat of volatile foreign currency swings could result in higher costs for raw materials from foreign suppliers who are based in countries with stronger denominated currencies. There can be no assurance that significant price increases in raw materials and consumables can be passed on either in whole or in part to the Company's customers. As a result, any significant price increase may have a material adverse effect on the results of operations, financial position, and cash flow of the Company.

     9.   Employees

     At December 31, 2001, the Company had approximately 3,110 employees consisting of 2,640 manufacturing employees, 330 plant administration and sales personnel, and 140 executive, corporate, and administrative personnel. Approximately 19% of the Company's domestic employees, 58% of LM's employees, 61% of Transtex employees, and all of ABNB's employees are represented by labor unions. None of CPS's employees are represented by labor unions. The Company's future profitability will depend, in part, on its ability to maintain satisfactory relationships with labor unions and employees and in avoiding strikes and work stoppages. The Company considers its employee relations to be good.

     10.  Environmental Matters

     The Company engages in the use or disposal of substances that may be toxic or hazardous under applicable environmental laws. The Company believes that its compliance with such laws has not had, and will not have, a material effect on its capital expenditures, earnings, financial position, or competitive position.

C.   OUTSTANDING SECURITIES

     1.   10 3/8% Senior Notes

     In May 1992, ABN issued and sold $126.5 million aggregate principal amount of 10 3/8% Senior Notes due 2002. The 10 3/8% Senior Notes are secured by a pledge of the capital stock of the Restricted Subsidiaries. In October 1998, ABN redeemed for cash $70 million aggregate principal amount of the outstanding 10 3/8% Senior Notes. ABN did not make the semi-annual interest payments due on December 1, 1999, June 1, 2000, December 1, 2000, June 1, 2001, or December 1, 2001 on the 10 3/8% Senior Notes. As of July 31, 2002, $56,500,000 in principal amount of the 10 3/8% Senior Notes and $21,359,798 in accrued and default interest was outstanding.

     2.   11 5/8% Senior Notes

     In April, 1994, ABN issued and sold $65 million aggregate principal amount of 11 5/8% Senior Notes due 2002 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. In September, 1994, ABN consummated an exchange offer pursuant to which it issued an equal amount of 11 5/8% registered senior notes in exchange for the notes issued in April 1994. On September 25, 1997, ABN commenced a tender offer to purchase for cash up to all of the 11 5/8% Senior Notes. Approximately $57 million of 11 5/8% Senior Notes were exchanged pursuant to the tender offer. ABN did not make the semi-annual interest payments due on August 1, 1999, February 1, 2000, August 1, 2000, February 1, 2001, August 1, 2001, or February 1, 2002 on the 11 5/8% Senior Notes. As of July 31, 2002, $8,002,000 in principal amount of the 11 5/8% Senior Notes and $3,882,910 in accrued and default interest will be outstanding.

     3.   11 1/4% Senior Subordinated Notes

     In December 1997, ABN issued $95 million aggregate principal amount of 11 1/4% senior subordinated notes due 2007. The 11 1/4% Senior Subordinated Notes are subordinated in payment to all Senior Indebtedness (as defined in the 11 1/4% Senior Subordinated Notes Indenture), and are guaranteed on a subordinated basis by the Subsidiary Guarantors. ABN did not make the semi-annual interest payments due on June 1, 1999, December 1, 1999, June 1, 2000, December 1, 2000, June 1, 2001, and December 31, 2001 on the 11 1/4% Senior Subordinated Notes. As of the Petition Date, $95,000,000 in principal amount of 11 1/4% Senior Subordinated Notes and $11,219,277 in accrued and default interest was outstanding.

     4.   Convertible Subordinated Notes

     ABN sold the zero coupon Convertible Subordinated Notes, plus warrants, in private placements in July and November of 1997. As of December 8, 1999, there was approximately $3,692,881 in accreted value of Convertible Subordinated Notes outstanding.

     5.   Preferred Stock

     ABN has authorized 5,000,000 shares of preferred stock. Of that amount, 2,500,000 has been designated as Series B preferred stock, of which 2,404,845 shares are outstanding. The shares of the Series B preferred stock are nonvoting but are otherwise substantially similar to ABN's common stock. The series B Preferred stock is convertible into common stock on a share for share basis at the option of the Series B Preferred stockholder. ABN has also authorized 2,500,000 shares as Series A preferred stock, of which no shares are issued and outstanding.

     In addition, in May and June of 1992, United States Banknote Corporation, the predecessor to ABN, redeemed its issued and outstanding cumulative preferred stock, par value $.01. Pursuant to the terms of the redemption, after June 25, 1992, holders of cumulative preferred stock who did not tender their shares became entitled to receive, upon surrender of their stock, $18 per share plus accrued dividends through the date of redemption, without interest. According to ABN's books and records, approximately 24,000 shares had not been surrendered as of the Petition Date.

     6.   Common Stock

     Previously, ABN's common stock was listed on the NYSE. As of June 30, 2001, there were 25,089,230 shares of common stock issued and outstanding. Effective August 3, 1999, the NYSE suspended trading of the common stock in light of ABN's failure to meet certain listing standards. Following suspension on August 3, 1999, the NYSE applied to the SEC to delist the shares. ABN appealed the NYSE's suspension pursuant to the NYSE's internal appeal procedures. The NYSE subsequently notified ABN that effective as of the opening of the trading session on February 29, 2000, the Common Stock was removed from listing and registration on the NYSE by order of the SEC. Effective February 29, 2000, ABN's Common Stock has been traded on the over-the-counter market and quoted on the NASD OTC Bulletin Board under the symbol "ABNK." See "Events Leading To The Filing Of The Chapter 11 Case - Suspension Of Trading In Common Stock."

D.   EVENTS LEADING TO THE FILING OF THE CHAPTER 11 CASE

     1.   Pre-petition Developments

     During the several years prior to the Chapter 11 Case, the Company embarked upon an international expansion program that was financed primarily through a combination of the U.S. public debt markets, local bank borrowings, and cash flow from operations. In 1999, the Company's ability to service ABN's U.S. Dollar denominated debt became severely affected by a major devaluation in Brazil's currency, the Real. The Real devalued against the U.S. Dollar in 1999 by approximately 48% when compared to its 1998 value. Because ABNB accounted for more than half of the Company's consolidated revenues, operating profit, and cash flow from operations, the devaluation of the Real significantly reduced the available cash in U.S. Dollars to be upstreamed to ABN to service its U.S. debt and to fund its corporate operating expenses. The inability to upstream dividends was further affected by the restrictive terms of the Australian subsidiary's local bank borrowing agreement, under which cash flow from operations generated by this subsidiary can only be used to service its operations and local debt. Beginning in 1996, ABNCo has experienced certain negative trends primarily resulting from a decrease in revenues generated from its high margin stock and bond certificate and food coupon products. As a result, ABNCo utilized a good portion of its cash flow generated from operations to complete a restructuring of its business, resulting in less cash being available to be upstreamed to service ABN's debt. Finally, the high cost of legal and investigative fees in connection with ABN's defense of various legal proceedings put further strain on the Company's cash flow.

     2.   Negotiations With The Noteholders' Committee

     On May 28, 1999, ABN announced that it would not make the semi-annual interest payment due June 1, 1999 on the 11 1/4% Senior Subordinated Notes, and that it had commenced discussions with holders of approximately 50% in aggregate principal amount of the 11 1/4% Senior Subordinated Notes over the terms of a restructuring of ABN's indebtedness. Shortly thereafter, holders of more than 85% in aggregate principal amount of the 11 1/4% Senior Subordinated Notes formed the Noteholders' Committee. Discussions with the Noteholders' Committee, whose members also hold more than 56% in aggregate principal amount of the 10 3/8% Senior Notes, and with certain other creditor groups resulted in an agreement in principle that is reflected in the Plan. ABN also did not make the semi-annual interest payments due on December 1, 1999 or June 1, 2000 on the 11 1/4% Senior Subordinated Notes.

     3.   Possible Restatement Of Financials; Securities Actions

     On April 20, 1999, ABN announced that the filing of its Annual Report on Form 10-K for the year ended December 31, 1998 had been delayed, and that its financial statements for the years ended December 31, 1997 and December 31, 1996, as well as the interim statements for each of the first three quarters of 1998, might require restatement if the financial statements of its former wholly-owned subsidiary, ABNH, were restated for the same periods. On November 15, 1999, ABNH announced that it had restated its financial statements. On July 18, 2001, the SEC simultaneously instituted and settled civil claims against ABN. As part of the final judgment with the SEC, ABN was allowed to omit the restatement of its financial statements for the years ended prior to 2000.

     On May 10, 1999, various actions against ABN were consolidated in two purported class action lawsuits in the United States District Court for the Southern District of New York (the "District Court"). The actions are captioned IN RE AMERICAN BANK NOTE HOLOGRAPHICS, INC. SECURITIES LITIGATION, No. 99 Civ. 0412(CM) (S.D.N.Y.) and IN RE AMERICAN BANKNOTE CORPORATION SECURITIES LITIGATION, No. 99 Civ. 0661(CM) (S.D.N.Y.). The actions name as defendants ABN and certain of its directors and officers, as well as others, and allege violations of the federal securities laws in connection with the July, 1998 initial public offering of shares of ABNH.

     ABN and the individual defendants moved to dismiss the Securities Actions. By order dated March 16, 2000, the Bankruptcy Court lifted the automatic stay solely to the extent necessary to enable the District Court to determine the motions to dismiss. On April 26, 2000, the District Court entered an order granting ABN's motion to dismiss the plaintiffs' claims under Section 11 of the 1933 Securities Act, and denying all other motions to dismiss.

     Subsequently, on June 23, 2000, ABN, ABNH, the plaintiffs in the ABN Securities Action, the plaintiffs in the ABNH Securities Action, and certain other defendants in those actions agreed to settle their claims (the "Securities Action Settlement Agreement"). Pursuant to the Securities Action Settlement Agreement, (i) the plaintiffs released ABN, ABNH, other defendants, and certain other officers and directors of ABN and ABNH from any claims plaintiffs may have against such parties in connection with the purchase or sale of the common stock of ABN, ABNH, or other acts and omissions relating thereto; (ii) National Union deposited the sum of $12.5 million into an interest bearing escrow account for ultimate distribution to the plaintiffs; (iii) ABNH delivered to the plaintiffs' counsel 1,460,000 shares of ABNH common stock, subject to adjustment, and ABNH was to issue warrants to purchase 863,647 shares of ABNH common stock at an exercise price of $6.00 per share, subject to adjustment; (iv) ABN is to deliver to the plaintiffs' counsel forty percent (40%) of the allocation of the distribution of approximately 7.7% of the New Common Stock and New Warrants in accordance with the terms of the Plan; (v) Deloitte & Touche LLP deposited $2.3 million into an interest bearing escrow account for the benefit of the holders of ABNH Securities Claims; (vi) all defendants and National Union released one another from claims relating to the ABN Securities Action or ABNH Securities Action. The agreement, which is attached as Exhibit M to the Plan, is incorporated herein by reference. In the event of any conflict between the agreement attached hereto and the summary of the agreement provided herein and in the Plan on the other, the terms of the agreement itself governs.

     4.   Suspension Of Trading In Common Stock

     During 1999 and through February 29, 2000, ABN's Common Stock traded on the NYSE under the symbol "ABN." In July 1999, ABN was informed by the NYSE that trading in its stock would be suspended prior to the opening of the NYSE on August 3, 1999, or such earlier date as (i) ABN commenced trading in another securities marketplace, (ii) information was received that ABN did not meet the listing requirements of such other securities marketplace, or (iii) ABN made a material adverse news announcement. The NYSE took these actions in light of ABN's failure to meet certain listing standards. Following suspension on August 3, 1999, the NYSE applied to the SEC to delist the shares. ABN appealed the NYSE's suspension pursuant to the NYSE's internal appeal procedures. The NYSE subsequently notified ABN that effective as of the opening of the trading session on February 29, 2000, the Common Stock was removed from listing and registration on the NYSE by order of the SEC. Effective February 29, 2000, ABN's Common Stock has been traded on the over-the-counter market and quoted on the NASD OTC Bulletin Board under the symbol "ABNK."

E.   POST-CONFIRMATION EVENTS

     On November 3, 2000, the Bankruptcy Court confirmed ABN's Third Amended Plan. As previously disclosed, that plan could not be consummated at that time because certain significant conditions precedent to consummation of the Third Amended Plan had not yet been satisfied. Specifically:

     (1) An order of the District Court authorizing the Class Action Settlements had not been entered and had not become a Final Order.

     (2) A final judgment of permanent injunction had not been entered by a United State District Court which enjoined ABN from violating the antifraud provisions of the Securities Act of 1933 (Section 17(a)) and the antifraud, periodic reporting, internal accounting controls, and record-keeping provisions of the Securities Exchange Act of 1934 (Sections 10(b), 13(a), and 13(b)(2)(A) and (B) and Rules 10b-5, 12b-20, 13a-1, and 13a-13
     thereunder) and which did not require ABN to pay any disgorgement or a civil penalty.

     (3) The United States Attorney's Office investigation of the revenue recognition issues at ABNH had not been finally resolved in a manner satisfactory to ABN and the Noteholders' Committee.

Subsequently, all three of these conditions were satisfied. Accordingly, at this time, all conditions precedent to the Third Amended Plan have been satisfied, except the requirement that ABN have adequate resources on hand to pay its liabilities in the normal course of business.

     In the intervening time since the Bankruptcy Court's confirmation of the Third Amended Plan, the Company has been adversely affected by: (a) a significant and continuing devaluation of the Brazilian Real relative to the U.S. Dollar due to the unforeseen volatility of the Brazilian market, which has negatively affected the flow of dividends to ABN from ABNB, its Brazilian subsidiary; (b) a diminishing market for many of the Company's maturing security paper products driven primarily by the unexpectedly swift decline in the U.S. security printing market due to the steep reduction in security transactions; and (c) the severe and ongoing economic recession in Argentina. In addition, although it appears to have lessened recently, the Company continues to monitor any potential impact that may result from Brazil's ongoing energy crisis. As a result of these factors, ABN believes it cannot meet its payment obligations to creditors as contemplated under the Third Amended Plan. Consequently, ABN has filed the fourth amended Plan to address the Company's short and long term capital concerns.

F.   PURPOSES AND EFFECTS OF THE PLAN

     The primary purposes of the Plan are to reduce ABN's debt service requirements and overall level of indebtedness, to realign its capital structure, and to provide it with greater liquidity. If consummated, the Plan would reduce the principal amount of ABN's indebtedness, significantly lessen it's debt service requirements, and transfer majority ownership of ABN from its present equity security holders primarily to the present holders of 11 1/4% Senior Subordinated Notes, with equity participation by the holders of Convertible Subordinated Notes, existing equity security holders, holders of Securities Claims, the Consultant, and management.

     As stated above, ABN does not have access to sufficient cash to make all payments required under the confirmed Third Amended Plan. The current Plan addresses this liquidity problem, and, among other things, provides for the exchange of the 11 5/8% Senior Notes for Substitute 10 3/8% Senior Notes. This modification will alleviate ABN's near-term obligation to make cash interest payments to creditors, eliminate the obligation to redeem the 11 5/8% Senior Notes, and ensure that the Company has adequate financial resources to make all payments required under the Plan and otherwise.

                     IV. BUSINESS PLAN FOR REORGANIZED ABN

     Because the financial viability and business of ABN is wholly dependent upon the businesses of its non-debtor Subsidiaries, the following discussion of the Company's business plan refers to the operations of its non-debtor Subsidiaries.

A.   BUSINESS AND OPERATING STRATEGIES OF ABN

     By reducing the debt service requirements of ABN and reducing corporate overhead, the Company's operating subsidiaries will be able to retain more of their operating cash flow to grow their respective businesses as well as invest in opportunities within their respective regions. In many of its markets, the Company is the leading producer of many of its products and is in a position to capitalize on these leading market positions. In addition, acquisitions present opportunities from time to time to enhance market penetration or even enter new markets within the operating geographic region. Reducing the cash needs of ABN naturally serves to strengthen the Subsidiaries. The Company has undergone several major restructurings of its operations and has made strategic decisions to: (i) restructure, consolidate, and reduce its manufacturing costs, (ii) diversify and expand its products and services in the major geographic regions where it conducts business, (iii) package complete "end-to-end" transaction and printing solutions, products, and services to retain and expand market share, and (iv) create strategic joint ventures and alliances with partners who provide strong technology and/or value added products that are complementary to its business. These restructurings and strategic decisions were directed at reducing the Company's reliance on maturing product lines which have been declining in favor of new products and services with growth potential but at significantly lower gross margins. In the United States, the further consolidation of ABN's domestic Subsidiary is expected to reduce costs and add to its competitiveness as it seeks to regain certain business and expand into new markets. The Company's growth may be achieved internally or through acquisitions, joint ventures, or strategic alliances.

B.   Risk Factors Related To ABN's Business Plan

     1.   Competition

     Competition in the Company's markets is based upon price, service, quality, reliability and the ability to offer a broad range of secure transaction products and services. Certain of the Company's product lines have high costs of entry into these markets. Conversely, the cost to enter certain product lines is much lower and in such markets, the Company faces many more diverse competitors who possess equal or greater technology infrastructures. In addition, certain of the Company's global competitors also have greater financial resources than does the Company.

     Each of the Company's domestic and foreign operations conducts its business in highly competitive markets. With respect to certain of its products, the Company competes with other non-secure commercial printers. Strong competitive pricing pressures exist, particularly with respect to products where customers seek to obtain volume discounts and economies of scale. The consolidation of certain financial and banking customers within certain of the Company's markets, particularly in Brazil, Australia, and France, has created greater competitive pricing pressures and opportunities for increased volume solicitation in the cards and checks businesses. Additionally, the privatization and sale of Brazil's national telephone company has created several smaller phone companies, which has resulted in greater pricing sensitivity for phone cards. In addition, there are several smaller local competitors in Brazil who have manufacturing capabilities in certain transaction cards and systems and have therefore created additional competitive pricing pressures. Alternative goods or services, such as those involving electronic commerce, could replace printed documents and thereby also affect demand for the Company's products.

     2.   Foreign Operations

     The Company's foreign exchange exposure policy generally calls for selling its domestic manufactured product in U.S. dollars and, in the case of Leigh-Mardon, Transtex, ABNB, and CPS, selling in their national currencies, to minimize transactions occurring in currencies other than those of the originating country. For the twelve months ending December 31, 2001, the Company experienced an average devaluation in the Brazilian, Australian, and French currencies of approximately 28%, 13%, and 3%, respectively. In particular, the Brazilian Real has historically demonstrated tremendous volatility against the U.S. dollar with the Real devaluing by over 40% against the U.S. Dollar as of September 21, 2001 when compared to the beginning of 2001. For the first quarter of 2002 (through March 28, 2002) the average exchange rate was R$2.38 to the U.S. Dollar. Because ABNB is the Company's largest subsidiary, contributing more than half of the revenues, operating profit, and cash flow of the consolidated group, the continued threat of currency devaluation could severely affect the Company's ability to service its U.S. debt and to fund its corporate operating expenses.

     In addition, although the Argentine currency did not devalue in 2001, the severe and ongoing economic recession in Argentina continues to negatively affect the profitability, cash flow, and carrying value of Transtex, such that any further deterioration in the business may impact its ability to continue as a going concern. Moreover, in an effort to end its four-year recession, in January 2002 Argentina abandoned its Peso-Dollar currency peg system. Initially the Peso was reset at an official rate of US $1 = AR $1.40. In February, 2002, the official rate was abandoned and the currency was allowed to float freely on currency markets. Although the Peso trades freely on certain exchange markets, the Argentine government has enacted and/or proposed a series of complicated exchange formulas, which require the conversion of certain U.S. Dollar denominated expenses, payables and indebtedness into Pesos at varying exchange rates. At March 28, 2002, the quoted exchange rate for the Peso on freely trading markets was approximately AR$2.96 to the U.S. Dollar.

     In addition to the risks explained above, the Company is subject to numerous risks in connection with doing business in its foreign countries, including the risk that the Company will be subject to future government imposed restrictions in these countries including, but not limited to, new laws or prohibitions on the repatriation of dividends, or government action or intervention resulting in the nationalization or expropriation of the Company's assets.

     The Company has, from time to time, entered into foreign currency option contracts to limit the effect of currency fluctuations on future expected cash receipts which are used for general Company purposes, including debt service. The options generally have covered periods from two to four months from the date of purchase. With the significant devaluation and volatility of the Brazilian currency over the past two years, however, the market to purchase foreign currency option contracts is either non-existent or prohibitively expensive. When practical, the Company has established restricted investment accounts which are controlled by ABN, and in the case of ABNB, have funds which are from time to time invested in U.S. dollar-indexed money market investments. Such activities may be discontinued at any time depending on, among other things, management's views concerning future exchange rates, local interest rates, and the cost of such contracts. At this time, the current interest rate in Brazil of approximately 20% for local denominated investments is far greater than the return that would be earned in a U.S. dollar-indexed account. Accordingly, the Company's management believes that this type of hedging mechanism is ineffective and the Company has not engaged in material hedging activities. Currently, repatriation of earnings from ABNB is permitted, subject to certain approvals. Dividends or distributions from Brazil could be subject to government restrictions in the future. In 2001, 2000, 1999, 1998, 1997 and 1996, the Company received approximately $2.4 million, $0.9 million, $7.5 million, $7.8 million, $8.9 million, and $9.9 million, respectively, in cash dividends from ABNB.

     Earnings on foreign investments, including operations and earnings of foreign companies in which the Company may invest or rely upon for sales, are generally subject to a number of risks, including high rates of inflation, recession, currency exchange rate fluctuations, trade barriers, exchange controls, government expropriation, energy risks, political instability, and other risks. These factors may affect the results of operations in selected markets included in the Company's growth strategy, such as in Latin America and Asia. For example, the ongoing recession in Argentina has affected the sales, operating income, and cash flow of that subsidiary and has also adversely affected the strength of the Brazilian currency. Additionally, in Australia, the recent slowdown in economic growth may result in a further devaluation of that country's currency and potential reduced demand for Leigh-Mardon's goods and services. The Company's financial performance on a dollar- denominated basis can be significantly affected by these changes. The Company's cash balances and borrowings in foreign currency can mitigate the effects of fluctuating currency exchange rates. Borrowings and investments in foreign currency and markets may not be available or practical, however, and the Company may face local interest rate and principal risks. In addition, adverse changes in foreign interest and exchange rates could adversely affect the Company's ability to meet its interest and principal obligations as well as applicable financial covenants with respect to its dollar-denominated debt, including the Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, and other indebtedness of the Company.

     The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its foreign operations based on certain assumptions about the various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws, and other relevant laws of a variety of foreign jurisdictions. Although management believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws, ABN might suffer adverse tax and other financial consequences that could impair ABN's ability to meet its post-confirmation obligations and otherwise satisfy its indebtedness.

     3.   Initial Public Offerings ("IPOs") and Refinancing

     The Company's financial forecast assumes that the Company will be able to finance a portion of the payment of its debt, including the Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, and local debt held at Leigh-Mardon, via IPOs or other sales of a portion of its interests in ABNB (the "Brazilian IPO") and Leigh-Mardon (the "Australian IPO") respectively. It is believed that an IPO is the most likely scenario. It is assumed that the Brazilian IPO will occur in 2004 and the Australian IPO will occur in 2005.

     The Brazilian IPO assumes the sale of 25% of the stock of ABNB, resulting in the Company retaining a 52.5% interest in ABNB and raising post tax proceeds of not less than $35 million. These proceeds would then be used to reduce the outstanding balance of the Restated 10 3/8% Senior Notes and Substitute 10 3/8% Senior Notes in 2004. It is further assumed that the remaining principal balance of the Restated 10 3/8% Senior Notes and Substitute 10 3/8% Senior Notes will be sufficiently reduced to allow it to be refinanced at maturity.

     The Australian IPO assumes the sale of 35% of the stock of Leigh-Mardon, resulting in the Company retaining a 50.1% interest in Leigh-Mardon and raising post-tax proceeds of not less than $22 million. A portion of these proceeds would then be applied to reduce a portion of the outstanding balance of the bank debt of Leigh-Mardon and the Restated 10 3/8% Senior Notes and Substitute 10 3/8% Senior Notes. It is further assumed that the remaining principal balance of Leigh-Mardon's bank debt will be sufficiently reduced to allow it to be refinanced in 2005.

     Although the management of the Company expects that the IPOs can be achieved, there can be no assurance that the IPOs will indeed be successful. The ability of ABNB and Leigh-Mardon to raise the amounts assumed in the Company's plan will be dependent on (i) each subsidiaries' ability to meet their respective business plan and anticipated growth prospects, (ii) the financial markets' appetite for equity securities in transaction card / secured printing companies, (iii) general conditions in the local financial markets, (iv) general economic conditions in Brazil and Australia at the anticipated times of the respective IPOs, and (v) market conditions in the transaction card and secured printing industries, respectively, at the times of the IPOs. In addition, the financial forecast assumes that a sufficient amount of debt will be retired with the proceeds of the IPOs to permit the remaining outstanding principal amounts to be refinancable at or prior to maturity. The ability to refinance these amounts will depend upon a number of factors including (i) the amounts outstanding, (ii) the liquidity of the debt markets in 2004 and 2005 and (iii) the financial performance and prospects of the companies at the time of refinancing. If either ABNB or Leigh-Mardon is unable to meet their business projections, the amounts raised via their respective IPOs could be significantly reduced or the respective IPO may not be able to be successfully concluded. Therefore, the amount of debt retired via the IPOs may not be sufficient to allow for successful refinancings. There is no assurance that any of the Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, and the Leigh-Mardon bank debt will be successfully refinanced in 2005.

                  V. CORPORATE STRUCTURE AND MANAGEMENT OF ABN

A.   BOARD OF DIRECTORS OF ABN

     The Board of Directors of Reorganized ABN will consist of seven (7) members, as follows: James Dondero, C. Gerald Goldsmith, Sidney Levy, Lloyd I. Miller, Steven G. Singer, Raymond L. Steele, and Steven A. VanDyke.

     JAMES DONDERO. Mr. Dondero has served as President of Highland Capital Management, L.P. since 1993. Formerly, Mr. Dondero served as Chief Investment Officer of Protective Life's GIC subsidiary from 1989 to 1993. Mr. Dondero's portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, emerging markets, derivatives, preferred stocks, and common stocks. From 1985 to 1989, Mr. Dondero managed approximately $1 billion in fixed income funds for American Express Co.

     C. GERALD GOLDSMITH. Mr. Goldsmith has been an independent investor and financial advisor since 1976. Mr. Goldsmith has served as a Director of ABN since 1990 and as interim Chairman from June 2000 through October 2000. Mr. Goldsmith has also served as a director of Palm Beach National Bank and Trust since 1991, Innkeepers USA Trust since 1996, and Plymouth Rubber Company, Inc. since 1998. Mr. Goldsmith has served as Chairman of the Board of Property Corp. International, a private real estate investment company, since 1996, and has previously served as a director of several other banks and New York Stock Exchange listed companies and various philanthropic organizations.

     SIDNEY LEVY. Mr. Levy has served as Director of ABN since June 1998 and has served as President of ABNB since February 1994. Prior to joining ABNB in 1994, Mr. Levy was employed as Managing Director of De La Rue Lerchundi in Spain since 1991 and prior thereto was employed by Thomas De La Rue Grafica e Servicos Ltda. in Brazil, serving in various management capacities.

     LLOYD I. MILLER. Mr. Miller has served on the board of directors for Advantica Restaurant Group since May 2000. Mr. Miller has previously served on the board of directors for Stamps.com, Porta Systems, Dualstar Technologies, Vulcan International, American Controlled Industries, Anacomp, Inc., and Aldila, Inc. Mr. Miller has served as a trustee and member of numerous creditor and equity committees in reorganizations and restructurings.

     STEVEN G. SINGER. Mr. Singer has served as Chairman of the Board and Chief Executive Officer and as a Director of ABN since November 2000. From 1995 through 2000, Mr. Singer served as Executive Vice President and Chief Operating Officer of Romulus Holdings, Inc., a family owned investment fund and a member of the Noteholders' Committee, as a Chairman and Chief Executive Officer of Pure 1 Systems, a manufacturer and distributor of water treatment products. Mr. Singer also currently serves as a director of Globix Corporation and Motient Corporation, both publicly traded companies, and is the Chapter 7 Trustee of American Pad & Paper Company.

     RAYMOND L. STEELE. Mr. Steele has served as a Director of ABN since March 2001. Mr. Steele has served as a director of Modernfold, Inc. since 1991, I.C.H. Corporation since 1998, DualStar Technologies Corporation since 1998, and Video Services Corp. since 1997. Mr. Steele has previously served as a director of Orion Pictures Corporation and Emerson Radio Corp.

     STEVEN A. VANDYKE. Mr. VanDyke has served as a Director of ABN since July 2001. Mr. VanDyke has been a principal of Bay Harbour Management L.C. and its predecessor Tower Investment Group since 1986. Bay Harbour is an investment advisor and manages private equity and debt funds. Mr. VanDyke is a Chartered Financial Analyst and is a member of both the Financial Analysts Society of Central Florida and the Association for Investment Management and Research. Mr. VanDyke has served on the board of Barneys New York since 1999, Swifty Serve since 1997, and Buckhead America Corp. since 1997.

B.   MANAGEMENT OF ABN

     ABN contemplates the retention of certain members of its present senior management pursuant to existing or superseding employment contracts and arrangements. The following is a list of ABN's executive officers who are expected to continue in their positions with Reorganized ABN:

               Name                         Position(s) With ABN

Steven G. Singer................   Chairman of the Board and Chief Executive
                                   Officer

C. Gerald Goldsmith.............   Chairman EMERITUS and Director

Patrick J. Gentile..............   Executive Vice President and Chief Financial
                                   Officer

Patrick D. Reddy................   Senior Vice President and Secretary

Elaine Lazaridis................   Corporate Secretary and Chief Administrative
                                   Officer

     PATRICK J. GENTILE. Mr. Gentile has served as Executive Vice President and Chief Financial Officer since October 2001, as Senior Vice President and Chief Accounting Officer since September, 1998, as Vice President from June 1995 to September 1998, and as Comptroller from 1989 to June 1995. Mr. Gentile also served as Assistant Comptroller of a predecessor of ABN from 1986 to 1989.

     PATRICK D. REDDY. Mr. Reddy has served as Senior Vice President, Treasurer, and Assistant Secretary since October 2001, as Vice President and Secretary since January 2001 and as Vice President and Assistant Secretary from July 1990 to January 2001. Mr. Reddy was also Treasurer from February 1990 through July 1990. Mr. Reddy has held many positions with a predecessor of ABN since 1969, including Vice President, Treasurer, Secretary, and Comptroller.

     ELAINE LAZARIDIS. Ms. Lazaridis has served as Corporate Secretary and Chief Administrative Officer since October 2001. From 1984 to 2001, she served as the Vice President and Secretary of Romulus Holdings, Inc., a private investment fund. Previously Ms. Lazaridis served as the Director of Human Resources for First Pacific Networks, a telephone apparatus provider, and as Director of Administration for the Cooper Companies, Inc., a supplier of diversified healthcare products and services.

C.   EMPLOYMENT ARRANGEMENTS

     ABN intends to assume employment agreements with Patrick J. Gentile, Ira M. Horowitz, and Patrick D. Reddy, and the consulting agreement with Sidney Levy. ABN has modified the employment agreement of Sheldon Cantor in a manner acceptable to ABN and Sheldon Cantor and intends to assume the agreement as modified. During the pendency of the Chapter 11 Case, ABN sought and obtained approval of a consulting, non-competition, and termination agreement (the "Consultant Settlement Agreement") with Morris Weissman, ABN's former Chairman and Chief Executive Officer.

     Mr. Steven G. Singer was appointed Chief Executive Officer and Chairman of the Board of Directors on November 21, 2000, and serves pursuant to an employment agreement with ABN with a term ending on April 1, 2004. Initially, in November 2000, ABN's agreement with Mr. Singer provided for a base rate of $180,000 per annum and did not require his services full time. During early 2001, it was determined that Mr. Singer's services were required full time, and an employment agreement was entered into as of April 1, 2001, with a base salary of $390,000 per annum. Mr. Singer's employment agreement is subject to automatic two-year extensions, unless advance notice of non-renewal is given. The agreement provides for his engagement as Chairman of the Board and Chief Executive Officer of ABN and each of its major operating subsidiaries.

     In the event Mr. Singer's employment with ABN is terminated by ABN other than for cause or is terminated by Mr. Singer for "good reason" (as defined in the agreement), Mr. Singer is entitled to receive a lump sum payment equal to three years of the base salary in effect on the date of termination, and the continuation of medical, dental, life, and other insurance coverage called for in the agreement for a period of three years. In addition, all stock options that may be issued to Mr. Singer will become vested and exercisable. The agreement also provides that each year, the Compensation Committee of the Board of Directors will establish a bonus plan based on achievement of specified performance targets. The target bonus amount is 50% of base salary, based upon 100% achievement of the performance targets established, but the bonus plan includes provision for payment of a range of bonus amounts, both above (up to 75% of base salary) and below the target bonus amount, depending upon actual performance relative to the specified performance targets, and requires, at a minimum, that 85% of such performance targets be achieved for any partial bonus to be paid.

     On November 21, 2000, the Board of Directors authorized (but the Company did not execute, pending Compensation Committee ratification), a three-year consulting agreement with Mr. Gary A. Singer (a brother of Mr. Steven G. Singer and a member of the Noteholders' Committee). On March 22, 2001, because Mr. Singer had continued to provide consulting services to ABN but the authorized agreement remained unexecuted, the Board of Directors authorized the payment to Mr. Singer of $10,000 for consulting services rendered in January 2001. Thereafter, ABN entered into a three-year consulting agreement, effective retroactively as of February 1, 2001, and expiring on February 1, 2004, providing for annual consulting fees of $120,000, payable monthly. The consulting agreement provides that if the agreement is terminated, other than for cause, as defined therein, Mr. Singer will receive a lump-sum payment in an amount that would have otherwise been paid through the term of the agreement. On August 21, 2001, the Compensation Committee ratified the November 2000 and March 2001 actions of the Board of Directors with respect to compensation matters.

D.   MANAGEMENT INCENTIVE PLAN

     In connection with the Plan, ABN or Reorganized ABN will adopt the Management Incentive Plan that is intended to provide incentives to senior management to continue their efforts to foster and promote the long term growth and performance of Reorganized ABN and to increase the market price for the New Common Stock. To achieve this purpose, the Management Incentive Plan provides authority for the grant of Management Incentive Options to its participants. A copy of the Management Incentive Plan is attached to the Plan as Exhibit G.

     The principal terms of the Management Incentive Plan to be adopted by ABN or Reorganized ABN, as applicable, will be as follows:

Initial Issuance:                  Management  Incentive Options to purchase New
                                   Common Stock equal collectively to
                                   approximately 8.1% of the shares of New
                                   Common Stock, on a fully diluted basis.

Eligible Employees:                Key employees of ABN and key employees of
                                   ABN's Subsidiaries.

Initial Grants:                    To be determined after the Distribution Date
                                   by the compensation committee of the Board of Directors of Reorganized ABN.

Administrator:                     Committee of nonemployee members of the Board
                                   of Directors.

Types Of Options:                  Options may be qualified, nonqualified, or
                                   "incentive" options.

Exercisability:                    Initial grant will provide that options are
                                   exercisable upon the achievement of certain
                                   EBITDA goals. Options not earned in one year will be available to be earned in subsequent years.

                                   All options will become exercisable upon a change in control, and the Administrator may, in its discretion, accelerate the exercisability of the warrants.

Option Strike Price:               $2.50 per share.

Term:                              Options to expire on the earlier of (i) ten
                                   (10) years after the initial grant, (ii) 90 days after termination of employment for any reason other than death, disability, retirement, or cause, (iii) one year after termination of employment by reason of death, disability, or retirement, or (iv) termination of employment for cause.

                                   The duration of the Management Incentive Plan will be ten (10) years.

Shareholder Approval:              Any modification to the plan will be
                                   presented to the share holders for approval.

THIS SOLICITATION WILL BE DEEMED A SOLICITATION FOR APPROVAL OF THE MANAGEMENT INCENTIVE PLAN. ABN BELIEVES THAT THE CONFIRMATION ORDER SHOULD CONSTITUTE APPROVAL OF THE MANAGEMENT INCENTIVE PLAN FOR THE PURPOSES OF SECTIONS 422 AND 162(m) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THERE CAN BE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH SUCH POSITION.

E.   MANAGEMENT BONUSES

     The Challenge 2000 program was implemented by ABN in 1996 as an incentive bonus program for certain high level employees. The program provides eligible employees with the opportunity to receive bonuses amounting to a certain percentage of their salary if ABN were to achieve specific, measurable financial results. Additionally, the program provided for additional bonuses based upon the employees' surpassing individual objectives. ABN restated its financial statements in light of the restatement of ABNH's financial statements, and concluded that no employees will receive any bonuses pursuant to the Challenge 2000 program, and any claims asserted by any such employees with respect to the Challenge 2000 program will be deemed to be Disputed Claims. Certain of the employees who have asserted an entitlement to bonuses under the Challenge 2000 program are also indebted to ABN in respect of loans made to them by the Debtor. Pursuant to Article VII.L of the Plan, the holder of a Disputed Claim who asserts or is entitled to a right of setoff will retain such right, subject to any defenses of the Debtor or Reorganized Debtor, until the earlier of the time when (i) such Disputed Claim becomes Allowed, in whole or in part, or (ii) such claim is expunged by entry of an order of the Bankruptcy Court.

     On November 21, 2000, the Board of Directors created a restructuring bonus pool (the "Restructuring Bonus Pool") for services performed during the Chapter 11 Case by specified employees and consultants to ABN, which services would have cost significantly more if performed by outside service providers. On March 22, 2001, certain changes to the Restructuring Bonus Pool were ratified and approved. Awards under the Restructuring Bonus Pool, payable over three years, were as follows: Mr. Gary A. Singer, $325,000; Mr. Steven G. Singer, $150,000; Mr. Patrick J. Gentile, $125,000; Mr. C. Gerald Goldsmith, $100,000; and Mr. Patrick D. Reddy, $50,000.

                   VI. CERTAIN EVENTS IN THE CHAPTER 11 CASE

A.   "FIRST-DAY" ORDERS

     On the Petition Date, ABN filed its petition for reorganization relief under Chapter 11 of the Bankruptcy Code, thereby commencing its Chapter 11 Case. ABN also requested on that day that the Bankruptcy Court enter certain orders essential to ABN's reorganization efforts. On December 10, 1999, the Bankruptcy Court entered the following orders:

     1. Order Authorizing Maintenance Of Existing Bank Accounts And Continued Use Of Cash Management System

     Among other things, this order (i) authorizes ABN to continue to use its existing cash management system, including the use, in the ordinary course of its business, of dividends and unsecured loans from its Subsidiaries and (ii) waives the requirement that ABN open new debtor-in- possession bank accounts, and permits ABN to continue to use existing checks, stationery, and other business forms.

     2.   Order Extending Stay Against Utilities

     Among other things, this order continues the stay under section 366 of the Bankruptcy Code by restraining utility companies from altering, refusing, or discontinuing utility service to ABN and finding that the utility companies are adequately assured of future payment for future services without the need for deposits or other security.

     3. Order Authorizing Payment Of Pre-petition Wages, Salaries, And Contributions To Employee Benefit Plans

     Among other things, this order (i) authorizes ABN to incur post-petition indebtedness in the ordinary course of its business, consistent with pre-petition practice, to (ii) pay employee wages, salaries, vacation pay, holiday, and other accrued compensation and benefits, (iii) reimburse pre-petition employee business expenses, and (iv) pay all costs and expenses incident to the foregoing payments and contributions and directs applicable banks to honor and pay all related checks drawn on ABN's bank accounts.

     4.   Order Setting Bar Date For The Filing Of Claims Against ABN

     This order set January 24, 2000, as the bar date for the filing of proofs of Claim against ABN. Pursuant to the order, any Creditor whose Claim is listed in ABN's schedules as disputed, contingent, or unliquidated must file a proof of Claim by the bar date. After Confirmation of its Plan, ABN will ask the Bankruptcy Court to expunge and disallow all disputed, contingent, or unliquidated Claims for which no timely proof of Claim was filed.

     5. Order Scheduling Hearing To Consider Approval Of The Disclosure Statement And Confirmation Of The Plan

     This order set January 28, 2000 as the date for the hearing to consider approval of ABN's Disclosure Statement with respect to the Plan, and March 7, 2000 as the date to consider Confirmation of the Plan. Subsequently the hearing dates were adjourned in open court.

B.   RETENTION OF PROFESSIONALS

     In addition to the foregoing, ABN also requested that the Bankruptcy Court enter, among others, the following: (i) Order Authorizing The Retention of Skadden, Arps, Slate, Meagher & Flom LLP As Counsel To Debtor-in-Possession,
(ii) Order Authorizing The Retention Of Mackenzie Partners, Inc. As Balloting And Noticing Agent To Debtor-in-Possession, and (iii) Order Authorizing The Retention Of Ernst & Young LLP As Debtor's Independent Accountants, Auditors, And Tax Advisors. The Bankruptcy Court subsequently approved those requests (other than Ernst & Young LLP, which was subsequently withdrawn), and also authorized ABN to retain Morgan, Lewis & Bockius LLP, Schulte Roth & Zabel LLP, and August and Debouzy as special counsel to ABN.

C.   APPOINTMENT OF EQUITY COMMITTEE

     On April 12, 2000, the United States Trustee appointed a nine-member committee of equity security holders of ABN. By application filed April 27, 2000, the Equity Committee sought to retain Andrews & Kurth L.L.P. as its counsel, which application was granted by order entered August 21, 2000.

D.   SEC INVESTIGATION

     On January 20, 2000, ABN filed a Form 8-K/A with the Securities and Exchange Commission ("SEC") which stated, in part, that ABN "has been advised by the staff of the Securities and Exchange Commission that it is prepared to recommend to the Commission that enforcement proceedings be commenced against ABN in the United States District Court seeking injunctive relief and monetary disgorgement."

     On July 18, 2001, as reported by ABN in a Form 8-K filed on July 23, 2001, the SEC instituted and settled civil claims against ABN and American Bank Note Holographics, Inc. ("ABNH"). ABN, without admitting or denying the allegations of the SEC's complaint against it, consented to the entry of an order by the United States District Court permanently restraining and enjoining it from violating the antifraud, periodic reporting, record keeping, and internal control provisions of the federal securities laws.

     Because ABN is unable to produce consolidated audited financial statements for years prior to 2000, the settlement and related order provides that, notwithstanding ABN's obligation to obey the terms of the consent decree, ABN may omit from any report or statement required to be filed with the SEC pursuant to Section 13(a) of the Exchange Act the presentation of, and management's discussion and analysis about, financial statements for the fiscal years ended December 31, 1998 and 1999 and any quarterly periods within either of such fiscal years and selected and any other required financial information for the fiscal years ended December 31, 1996, 1997, 1998, and 1999.

E.   UNITED STATES ATTORNEY INVESTIGATION

     In its January 20, 2000 Form 8-K/A filing, ABN disclosed that it had been advised by the United States Attorney's Office for the Southern District of New York that it was a target of a criminal investigation related to the ABNH income recognition issues.

     Subsequently, ABN reported in its Form 8-K filed on July 23, 2001 that it had been advised by the United States Attorney's Office for the Southern District of New York that, conditional upon its continuing cooperation with the United States Attorney's Office, it was no longer a target of the Office's criminal investigation, but that the Office's investigation remained ongoing with respect to certain matters. Specifically, ABN was informed that the Justice Department is investigating whether the $1.5 million consulting fee that one of ABN's subsidiaries had agreed to pay a consultant in connection with certain foreign printing projects previously investigated by the Audit Committee, the Special Committee, and Morgan, Lewis & Bockius LLP involved potential violations of the Foreign Corrupt Practices Act. To ABN's knowledge, this investigation remains ongoing.

F.   WEISSMAN INVESTIGATION

     In January 2000, ABN was advised by counsel to Morris Weissman, the Company's former Chairman of the Board and Chief Executive Officer and current consultant (the "Consultant"), that the United States Attorney's Office for the Southern District of New York had notified such counsel that the Consultant was a target of the United States Attorney's investigation detailed above, and that the staff of the SEC had notified such counsel that it was prepared to recommend to the SEC that enforcement proceedings be commenced against the Consultant. On July 18, 2001, as reported in ABN's July 23, 2001 Form 8-K filing, the SEC instituted civil claims against certain former officers of the Corporation, including the Consultant, John Gorman, and Patrick Gentile, current Executive Vice President and Chief Financial Officer of the Corporation, for certain alleged violations of the antifraud, periodic reporting, record keeping, internal controls, and lying to auditors provisions of the federal securities laws. On that same date, the United States Attorney's Office for the Southern District of New York also announced that it had obtained a criminal indictment against the Consultant as a result of the investigation detailed above. The Company has since been informed by counsels to Mr. Gentile and Mr. Gorman that the suit filed against these individuals was dismissed without prejudice on November 26, 2001.

G.   AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS INQUIRY

     In March 2002, as a result of an earlier lawsuit by the SEC which was subsequently dismissed without prejudice, the American Institute of Certified Public Accountants initiated a preliminary inquiry involving Patrick Gentile, the Company's Executive Vice President and Chief Financial Officer, to determine if the conduct alleged by the SEC may have involved lapses in professional ethics or standards. Mr. Gentile denies any wrongdoing.

H.   LITIGATION WITH BANK OF LITHUANIA

     On August 5, 1993, ABN and Lietuvos Bankas, a/k/a the Bank of Lithuania (the "Bank of Lithuania") entered into an agreement (the "Memorandum Agreement") resolving all disputes arising out of earlier printing contracts, providing for ABN's printing of banknotes for the Bank of Lithuania and the government of Lithuania. On April 7, 1997, in accordance with the Memorandum Agreement, ABN commenced an arbitration proceeding (the "Arbitration") before the International Chamber of Commerce in Paris, France (the "ICC") asserting claims under the Memorandum Agreement. ABN's claim was withdrawn without prejudice, but the Bank of Lithuania asserted a counterclaim in the Arbitration.

     On January 21, 2000, the Bank of Lithuania filed with the Bankruptcy Court a proof of claim in the amount of $6,418,328. On February 18, 2000, the Bank of Lithuania moved in the Bankruptcy Court for modification of the automatic stay to liquidate its claim against ABN in the Arbitration. The Bankruptcy Court denied the Bank of Lithuania's request for modification of the automatic stay on March 7, 2000. ABN subsequently filed a counterclaim and an amended objection to the Bank of Lithuania's proof of claim. The Bank then appealed to the United States District Court for the Southern District of New York from the Bankruptcy Court's denial of its motion for relief from the automatic stay. On March 24, 2000, the Bank of Lithuania sought a stay pending appeal. On July 6, 2000, the District Court heard oral argument on the Bank of Lithuania's stay request and the merits of its appeal of the Bankruptcy Court order. The District Court denied the Bank of Lithuania's request for a stay pending appeal, and reserved decision on the merits.

     On September 22, 2000, ABN and the Bank of Lithuania entered into a settlement agreement (the "Bank Settlement Agreement") to settle and release one another from all pending claims and counterclaims. Under the Bank Settlement Agreement, ABN agreed to pay the Bank of Lithuania $2.2 million in accordance with the following payment terms including applicable interest to begin upon the consummation of ABN's Plan: (i) $0.3 million to be paid on the Consummation Date; (ii) $0.2 million to be paid six months after the Consummation Date; (iii) $0.5 million to be paid upon the first anniversary of the Consummation Date;
(iv) $0.3 million to be paid eighteen months after the Consummation Date; (v) $0.3 million to be paid upon the second anniversary of the Consummation Date;
(vi) $0.3 million to be paid thirty months after the Consummation Date; and
(vii) $0.3 million to be paid upon the third anniversary of the Consummation
Date.

     The settlement was approved by the board of directors of both ABN and the Bank of Lithuania, by the Bankruptcy Court on October 12, 2000, and by the Arbitral Tribunal in the form of an ICC award by consent on February 14, 2001. ABN and the Bank of Lithuania exchanged mutual releases with one another as part of the final settlement, subject to payment of the amounts described above. ABN has recorded a liability of $2.2 million on its books in connection with the settlement.

I.   BRAZILIAN TAX CLAIMS

     Through December 31, 2001, ABNB has received assessments related to prior years from the Brazilian tax authorities for approximately $29 million relating to taxes other than income taxes. The assessments are in various stages of administrative process or in lower courts of the judicial system and are expected to take years to resolve. It is the opinion of ABNB's Brazilian counsel that an unfavorable outcome on these assessments is not probable. To date, the Company has received favorable court decisions on matters similar to approximately $6.0 million of the above noted assessments. Thus the Company believes that the eventual outcomes of these assessments will not have a material impact on the Company's consolidated financial position or results of operations. As a result the Company has not made any significant provision for the assessments.

J.   NYC DEPARTMENT OF FINANCE TAX ASSESSMENT

     The NYC Department of Finance ("NYC") notified ABN in the third quarter of 2001 that it was contesting ABN's position that it could file a combined franchise tax return in that jurisdiction. On that basis NYC has issued a formal assessment for additional taxes and interest of approximately $1.1 million related to tax years up to and including 1992 (the "NYC Assessment"). ABN believes that it has meritorious defenses to the assessment and intends to vigorously contest the assessment. Also in the third quarter of 2001, the statute of limitations relating to the potential assessment of certain state taxes, based upon the same premise as in the aforementioned assessment, expired. An aggregate reserve of approximately $3.4 million, including interest, was established in prior years for these potential adjustments that could arise from audits by the state and local taxing authorities. As a result of the expiration of the statute of limitations, ABN estimated that approximately $1.9 million of this reserve, including interest of $0.7 million, was no longer required and was reversed in the third quarter of 2001. The $1.5 million balance of the reserve will remain on ABN's balance sheet to cover remaining potential adjustments, including the NYC assessment. The extent of ABN's actual liability will be dependent upon what other assessments, if any, are asserted and the outcome of ABN's successful defense of its position in connection with the NYC Assessment with the local tax authority.

K.   CONSULTANT SETTLEMENT AGREEMENT

     The Consultant filed a proof of claim with the Bankruptcy Court on January 24, 2000, asserting a claim for accrued vacation pay in the amount of $369,200 and accrued bonuses of $1,958,664, for a total of $2,327,864, after adjustment to reflect certain authorized payments (the "Consultant Claim"). By motion dated March 15, 2000, ABN sought Bankruptcy Court approval of a settlement agreement with the Consultant. On June 29, 2000, the Bankruptcy Court entered an order approving the Consultant Settlement Agreement. The principal economic terms of the Consultant Settlement Agreement are as follows:

     o The Consultant agreed to (i) resign his positions as Chairman, Chief Executive Officer, and director of ABN, ABNCo, and each of the subsidiaries for which he serves in such capacities, and (ii) withdraw the Consultant Claim with prejudice.

     o ABN will engage the Consultant on a consulting basis for a term of three years. The Consultant will focus solely on asset dispositions, mergers and acquisitions, joint ventures, investments, sales, and strategic planning for ABN and its Subsidiaries. The Consultant's compensation will consist of a yearly fee of $300,000; a transaction fee of 1.0% of any consideration received by ABN based upon a transaction initiated by the Consultant that is approved by the Board of Directors, except for transactions relating to the disposition of ABN's lease of its headquarters, the sale of certain of the Debtor's Subsidiaries, and the sale of any proofs, specimens, or other materials from ABN's archives, for which the transaction fee will vary as set forth in the Settlement Agreement; options to purchase up to 0.64% of the common stock of reorganized ABN at a strike price of $2.50 per share; and certain insurance benefits and reimbursement of expenses relating to his consulting services including an office and secretarial services.

     o The outstanding receivable owed by the Consultant to ABN in the amount of $1,620,000 plus interest will be forgiven over a seven (7)- year period in full settlement of the Consultant Claim and conditioned upon the Consultant's agreement not to compete with ABN for an 84-month period.

     o Three existing life insurance policies maintained by ABN on the Consultant's life at an annual cost of approximately $450,000 will be assigned to the Consultant, who will execute a note in favor of ABN in an amount equal to the cash surrender value of the policies (approximately $270,000). ABN will have no further liability for the premiums on the life insurance policies, and will reimburse the Consultant up to $100,000 during the term of the Consultant Settlement Agreement only for premiums on a term life insurance policy.

     o The Consultant will elect survivorship benefits under his supplemental employment retirement benefit ("SERP"), and will be paid an annual SERP benefit in the approximate of amount of $297,000 per year for approximately the next six years, and $275,000 per year thereafter. Upon the Consultant's death, the benefit will be paid to his current spouse until her death.

     o Unless waived by the Consultant, if (i) ABN's Chapter 11 case is converted to a case under Chapter 7 of the Bankruptcy Code, or (ii) a reorganization plan consistent with the Consultant Settlement Agreement is not consummated, the consulting arrange ment will terminate, the mutual releases contained in the Consultant Settlement Agreement will be null and void, and the Consultant's employment agreement will be deemed to have been rejected as of the date the Bankruptcy Court approved the Consultant Settlement Agreement, with all parties reserving all of their rights under the Employment Agreement and under applicable law. In these circumstances, the Consultant could assert a claim against ABN in excess of $5 million.

     o If the Consultant Settlement Agreement is terminated for "Cause" (which includes Consultant's pleading guilty to or being convicted of a felony or crime which is reasonably likely to have a material adverse effect on the Company or its business), the Consultant will not be entitled to any further consulting fees. He will, however, be entitled to any earned transaction fee. In addition, if the Consultant is terminated for Cause due to a conviction which is later reversed, the Consultant will be entitled to receive any consulting fees that he would otherwise have received but for such conviction.

     o The Consultant, ABN, and ABNCo will release each other from any and all claims except for those arising under the Consultant Settlement Agreement.

                            VII. SUMMARY OF THE PLAN

A.   INTRODUCTION

     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and shareholders. In addition to permitting rehabilitation of the debtor, Chapter 11 promotes equality of treatment of creditors and equity security holders who hold substantially similar claims against or interests in the debtor and its assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, section 362 of the Bankruptcy Code provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the Chapter 11 case.

     The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan, and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

     THE REMAINDER OF THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF ABN'S PLAN, AND OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN (AS WELL AS THE EXHIBITS THERETO AND DEFINITIONS THEREIN), WHICH IS ANNEXED TO THIS DISCLOSURE STATEMENT AS EXHIBIT A.

     THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

     THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND INTERESTS IN ABN UNDER THE PLAN AND WILL, UPON OCCURRENCE OF THE CONSUMMATION DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN ABN, ITS ESTATE, REORGANIZED ABN, ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN AND/OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

B.   CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

     Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interests of a debtor's creditors and equity interest holders. In accordance with section 1123, the Plan divides Claims and Interests into Classes and sets forth the treatment for each Class (other than Administrative Claims and Priority Tax Claims which, pursuant to section 1123(a)(1), need not be and have not been classified). ABN also is required, under section 1122 of the Bankruptcy Code, to classify Claims against and Interests in ABN into Classes that contain Claims and Interests that are substantially similar to the other Claims and Interests in such Class.

     The classification of Claims and Interests and the nature of distributions to members of each Class are summarized below. The Company believes that the consideration, if any, provided under the Plan to holders of Claims and Interests reflects an appropriate resolution of their Claims and Interests, taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Plan. See "Summary Of The Plan - Confirmation Of The Plan." Many of these tests are designed to protect the interests of holders of Claims or Interests who are not entitled to vote on the Plan, or do not vote to accept the Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy Court.

     1.   Unclassified Claims

          a.   ADMINISTRATIVE CLAIMS (UNIMPAIRED)

     The Plan provides that Administrative Claims are Unimpaired. Administrative Claims consist of the actual and necessary costs and expenses of the Chapter 11 Case that are allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code. They include, among other things, the cost of operating ABN's business following the Petition Date (E.G., the post-petition salaries and other benefits for ABN's employees, post-petition rent, amounts owed to vendors providing goods and services to ABN during the Chapter 11 Case, tax obligations incurred after the Petition Date, and certain statutory fees and charges assessed under 28 U.S.C. ss. 1930) and the actual, reasonable fees and expenses of the professionals retained by ABN and statutory committees, if appointed, in the Chapter 11 Case. All payments to professionals in connection with the Chapter 11 Case for compensation and reimbursement of expenses and all payments to reimburse expenses of members of statutory committees (if appointed) would be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and would be subject to approval of the Bankruptcy Court as being reasonable.

     Administrative expenses representing liabilities incurred in the ordinary course of business by ABN, consistent with past practice, will be paid by ABN in accordance with the terms and conditions of the particular transaction and any related agreements and instruments. All other holders of Allowed Administrative Claims will receive Cash equal to the unpaid portion of such Allowed Administrative Claim or such other treatment as to which ABN and such holder have agreed upon in writing.

     Pursuant to section 1129(a)(4) of the Bankruptcy Code and the Stipulation And Order Under 11 U.S.C. ss. 363(c)(2) And Fed.R.Bankr.P. 4001(d) Regarding Use Of Cash Collateral, entered December 10, 1999, and the Order Extending Use Of Cash Collateral, entered July 17, 2000 (together, the "Cash Collateral Order"), ABN or Reorganized ABN will pay in full the reasonable post-petition fees and expenses of the Indenture Trustees and their respective professionals, and the Noteholders' Committee's professionals, on or before the Consummation Date without the need for such Indenture Trustees or such professionals to file a fee application or obtain further Bankruptcy Court approval of such fees and expenses.

     ABN, which is a holding company, has relatively few direct operating expenses, other than payroll, rent, utilities payments, and insurance. Most of the Administrative Claims against ABN were paid as they came due during the Chapter 11 Case, and Administrative Claims to be paid on the Consummation Date, which are estimated to be approximately $847,000, will, for the most part, consist of the allowed but unpaid fees and expenses incurred by professionals retained in the Chapter 11 Case.

          b.   PRIORITY TAX CLAIMS (UNIMPAIRED)

     Priority Tax Claims are Unsecured Claims asserted by federal and state governmental authorities for taxes specified in section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes. These Unsecured Claims are given a statutory priority in right of payment. The Plan provides that Priority Tax Claims, if any, are Unimpaired.

     Under the Plan, except to the extent that a holder of an Allowed Priority Tax Claim has been paid by ABN prior to the Consummation Date or has agreed in writing to a different treatment, each holder of an Allowed Priority Tax Claim will be paid, at the sole discretion of ABN and in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim, (i) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, (ii) in the sole discretion of ABN, deferred Cash payments over a period not exceeding six years after the date of assessment of such Allowed Priority Tax Claim in an aggregate principal amount equal to the amount of such Allowed Priority Tax Claim, plus interest on the unpaid portion thereof at the Case Interest Rate, as provided in section 1129(a)(9)(C) of the Bankruptcy Code, or
(iii) such other treatment as to which ABN and such holder have agreed upon in writing. The Debtor further reserves the right to pay any Allowed Priority Tax Claim, or any remaining balance of any Allowed Priority Tax Claim, in full at any time on or after the Distribution Date without premium or penalty. ABN estimates that the aggregate amount of Allowed Priority Tax Claims will be approximately $15,400.

     2.   Unimpaired Classes Of Claims

          a.   Class 1: OTHER PRIORITY CLAIMS

     Class 1 Other Priority Claims include Claims, other than Administrative Claims, and Priority Tax Claims, that are entitled to priority under section 507(a) of the Bankruptcy Code, such as unsecured Claims for accrued employee compensation, including vacation, severance, and sick-leave pay, earned within 90 days before the Petition Date, to the extent of $4,300 per employee, and contributions to employee benefit plans arising from services rendered within the 180-day period preceding the Petition Date, but only for such plans to the extent of the number of employees covered by such plans multiplied by $4,300, less the aggregate amount paid to such employees for accrued employee compensation. Under the Plan, the holder of an Allowed Other Priority Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Other Priority Claim, in the sole discretion of ABN (a) Cash equal to the unpaid portion of such Allowed Class 1 Other Priority Claim or (b) such other treatment as to which ABN and such holder will have agreed upon in writing. ABN anticipates that it will have no Allowed Other Priority Claims because shortly after the Petition Date it obtained Bankruptcy Court approval to pay certain pre-petition employee claims in the ordinary course, and it has done so.

          b.   Class 2: OTHER SECURED CLAIMS

     Class 2 Other Secured Claims consists of all Secured Claims except the 10 3/8% Senior Note Claims. Each holder of a Class 2 Secured Claim will be treated as a separate class for all purposes under the Plan, and each holder of an Allowed Class 2 Secured Claim will receive the treatment set forth below. To the extent, if any, that the value of the Collateral securing a Class 2 Secured Claim is less than the total amount of such Claim, the difference be treated as a Class 3 General Unsecured Claim. ABN specifically reserves all rights to challenge the validity, nature, and perfection of, and to avoid pursuant to the provisions of the Bankruptcy Code and other applicable law, any purported Liens.

     Under the Plan, each holder of an Allowed Other Secured Claim, will in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 2 Other Secured Claim, in the sole discretion of ABN, (i) receive Cash in an amount equal to such Allowed Class 2 Other Secured Claim, (ii) receive deferred Cash payments totaling at least the allowed amount of such Allowed Class 2 Other Secured Claim, of a value, as of the Consummation Date, of at least the value of such holder's interest in the Estate's interest in the Collateral securing the Allowed Class 2 Other Secured Claim, (iii) upon abandonment by ABN, receive the Collateral securing such holder's Allowed Class 2 Other Secured Claim, (iv) receive payments or liens amounting to the indubitable equivalent of the value of such holder's interest in the Estate's interest in the Collateral securing the Allowed Class 2 Other Secured Claim, (v) have its Allowed Class 2 Other Secured Claim Reinstated, or (vi) receive such other treatment as ABN and such holder have agreed upon in writing. ABN estimates that it will have no Allowed Class 2 Other Secured Claims.

          c.   Class 3: GENERAL UNSECURED CLAIMS

     General Unsecured Claims consist of all Claims that are not Administrative Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, 10 3/8% Senior Note Claims, 11 5/8% Senior Note Claims, 11 1/4% Senior Subordinated Note Claims, Convertible Subordinated Note Claims, Unsurrendered Preferred Stock Claims, or Securities Claims. Under the Plan, each holder of an Allowed Class 3 General Unsecured Claim will, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 3 General Unsecured Claim, in the sole discretion of ABN, (i) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such Allowed Class 3 General Unsecured Claim entitles the holder of such Claim, (ii) have its Allowed Class 3 General Unsecured Claim Reinstated, or (iii) receive such other treatment as to which ABN and such holder have agreed upon in writing. ABN estimates that Allowed Class 3 General Unsecured Claims will aggregate no more than $14,031,000. On December 8, 1999, ABN scheduled pre-petition compensation, benefits, and bonuses owing to certain of its officers as General Unsecured Claims.

     3.   Impaired Classes Of Claims And Interests

          a.   Class 4: 11 5/8% SENIOR NOTE CLAIMS

     11 5/8% Senior Note Claims consist of all Claims of holders of 11 5/8% Senior Notes, directly or indirectly arising under or relating in any way to the 11 5/8% Senior Notes. Under the Plan, each holder of an Allowed Class 4 11 5/8% Senior Note Claim will, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 4 11 5/8% Senior Note Claim, in the sole discretion of ABN, receive (i) its Pro Rata share of $12,562,357 principal amount of Substitute 10 3/8% Senior Notes or (ii) such other treatment as to which ABN and such holder agree in writing. The Substitute 10 3/8% Senior Notes will be distributed on the Distribution Date Pro Rata among the holders of Allowed Class 4 11 5/8% Senior Note Claims in exchange for the existing 11 5/8% Senior Notes and will be payable in accordance with the terms of the 10 3/8% Senior Notes Indenture, as amended in accordance with the Plan and the Second Supplemental Indenture. A conversion fee will be paid to the holders of the 11 5/8% Senior Note Claims to allow them to remain economically unimpaired upon the conversion of the 11 5/8% Senior Notes into Substitute 10 3/8% Senior Notes. The $0.7 million fee was calculated by taking into account changes in the structure of the 11 5/8% Notes including the extension of the maturity, reduced yield, interest payments-in-kind, and the conversion from unsecured to secured status. As of July 31, 2002, Allowed Class 4 11 5/8% Senior Note Claims will aggregate approximately $11,884,910.

          b.   Class 5: 10 3/8% SENIOR NOTE CLAIMS

     10 3/8% Senior Note Claims consists of all Claims of holders of 10 3/8% Senior Notes, directly or indirectly arising from or under or relating in any way to the 10 3/8% Senior Notes. Under the Plan, each holder of an Allowed Class 5 10 3/8% Senior Note Claim, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed Class 5 10 3/8% Senior Note Claim, have its Allowed Class 5 10 3/8% Senior Note Claim Reinstated, except that the following amendments to the 10 3/8% Senior Notes Indenture and the 10 3/8% Senior Notes will supersede any contrary provision or provisions contained in the 10 3/8% Senior Notes Indenture and the 10 3/8% Senior Notes, which contrary provisions will have no further force and effect: (a) the definitions of, and any other provisions relating to, ABNH, Lasercard Partnership Interest, Lasercard Parent, and Lasercard Joint Venture will be deleted, (b) the definition of "Change in Control" will be amended to exclude a Change in Control, if any, that results solely from the Chapter 11 Case, confirmation of the Plan, and/or the distributions to be received by holders of Claims and Interests hereunder, (c) the definition of "Existing Investments" will be amended to include all "Investments" (as defined in the 10 3/8% Senior Notes Indenture) existing on the date of the Second Supplemental Indenture, (d) the definition of "New Credit Agreement" will be amended to permit the borrowers under the $25 million revolving credit facility to be ABN's Subsidiaries, in addition to ABN (currently only ABN may be a borrower under the New Credit Agreement), (e) the 10 3/8% Senior Notes Indenture will be amended to provide that ABN have the option to substitute payment-in-kind ("PIK") interest payments in the form of additional 10 3/8% Senior Notes in lieu of cash interest payments for any interest that becomes due or has become due prior to January 31, 2005, at ABN's sole option, (f) the 10 3/8% Senior Notes Indenture will be amended to delete the mandatory sinking fund, (g) Section 5.06 of the 10 3/8% Senior Notes Indenture will be amended to provide that ABN and any Subsidiary (as defined in the 10 3/8% Senior Notes Indenture) will be permitted to make an Investment of up to $20 million (instead of the current $15 million) in any "Unrestricted Subsidiary" (as defined in the 10 3/8% Senior Notes Indenture) and in a Subsidiary that is not "Wholly Owned" (as defined in the 10 3/8% Senior Notes Indenture) by ABN or by a Subsidiary, (h) Section 5.07 of the 10 3/8% Senior Notes Indenture will be amended to replace the test for incurrence of "Indebtedness" (as defined in the 10 3/8% Senior Notes Indenture) with a Consolidated EBITDA (as defined by the 10 3/8% Senior Notes Indenture) to Consolidated Interest Expense (as defined by the 10 3/8% Senior Notes Indenture) ratio test, the ratio must be at least 1.5:1.0 (the current test requires that the Consolidated Fixed Charge Ratio (as defined in the 10 3/8% Senior Notes Indenture) of ABN for the four fiscal quarters ending immediately prior to such debt incurrence must be greater than 2.0:1:0), (i) Section 5.08 of the 10 3/8% Senior Notes Indenture will be amended to (i) increase the allowed amount of Capital Lease Obligations and Sale and Leaseback Transactions (as defined in the 10 3/8% Senior Notes Indenture) from $10 million to $15 million and (ii) increase the amount under the New Credit Facility which may be used to fund Investments in and working capital needs of ABN's Subsidiaries to $25 million (it is currently $15 million), (j) the outstanding principal amount of the 10 3/8% Senior Notes Indenture will be increased to $91,552,156 million, which amount includes a consent fee to Allowed Class 5 10 3/8% Senior Note Claims of $1,130,000 (equal to 2% of the outstanding principal amount of the 10 3/8% Senior Notes), (k) the 10 3/8% Senior Notes Indenture will be amended to provide that the maturity of the 10 3/8% Senior Notes be extended to January 31, 2005,
(l) the definition of the term "Major Asset Sales" contained in Section 5.15 of the 10 3/8% Senior Notes Indenture will be amended to (i) provide that Net Proceeds (as defined in the 10 3/8% Senior Notes Indenture) must be 75% rather than 85% in cash, (ii) reduce the purchase price for the Securities (as defined in the 10 3/8% Senior Notes Indenture) from 101% of principal plus accrued and unpaid interest to the date of purchase to 100% of principal plus accrued and unpaid interest to the date of purchase, (iii) increase the number of days that ABN has to reinvest Net Proceeds from 180 days to 270 days, and (iv) increase from $5 million to $15 million the asset sale basket in connection with the limitation on the use of asset sales proceeds, and (m) Section 5.09 of the 10 3/8% Senior Notes Indenture shall be amended to permit the sale or issuance of common stock (or equivalent equity interests) or Special Preference Stock (as defined in the 10 3/8% Senior Notes Indenture) of ABNB so that if ABN owns (directly or indirectly) less than 65% of the Capital Stock (as defined in the 10 3/8% Senior Notes Indenture) of ABNB upon completion of such sale or issuance, then the first $15 million of proceeds from such sale or issuance will be applied under Section 5.15 of the 10 3/8% Senior Notes Indenture and the remainder of the proceeds of such sale or issuance will be used to make an Excess Proceeds Offer (as defined in the 10 3/8% Senior Notes Indenture) under section 5.15 of the 10 3/8% Senior Notes Indenture and shall not be used for any other purpose. As set forth in subsection (e) above, all unpaid interest which has accrued through the Consummation Date will be paid in the form of Restated 10 3/8% Senior Notes on the Distribution Date. As of July 31, 2002, Allowed Class 5 10 3/8% Senior Note Claims will aggregate approximately $77,859,798.

          c.   Class 6: 11 1/4% SENIOR SUBORDINATED NOTE CLAIMS

     11 1/4% Senior Subordinated Note Claims consist of all Claims of holders of 11 1/4% Senior Subordinated Notes, directly or indirectly arising from or under or relating in any way to the 11 1/4% Senior Subordinated Notes. On the Distribution Date, the 11 1/4% Senior Subordinated Notes will be cancelled. Under the Plan, each holder of an Allowed Class 6 11 1/4% Senior Subordinated Note Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 6 11 1/4% Senior Subordinated Note Claim, its Pro Rata share of 10,621,928 shares of New Common Stock (representing approximately 90% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options. As of December 8, 1999, Allowed Class 6 11 1/4% Senior Subordinated Note Claims will aggregate approximately $106,219,277.

     Effective on the Confirmation Date, (i) each holder of an 11 1/4% Senior Subordinated Note Claim will be deemed to have released the Debtor, the Reorganized Debtor, and each Subsidiary Guarantor, and each of their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property from any and all claims, obligations, rights, causes of action, and liabilities which any holder of an 11 1/4% Senior Subordinated Note Claim may be entitled to assert, whether for tort, fraud, contract, violations of federal, state, or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the 11 1/4% Senior Subordinated Notes Indenture, the 11 1/4% Senior Subordinated Notes, or to each such Subsidiary Guarantor's Subsidiary Guarantee and (ii) each holder of an 11 1/4% Senior Subordinated Note Claim, the Indenture Trustee, and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property will be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor or Reorganized Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the 11 1/4% Senior Subordinated Notes Indenture, the 11 1/4% Senior Subordinated Notes, or to each such Subsidiary Guarantor's Subsidiary Guarantee. UPON THE OCCURRENCE OF THE CONSUMMATION DATE, THE RELEASES CONTAINED IN THE PLAN WILL ADDITIONALLY ACT AS AN INJUNCTION AGAINST (I) ANY HOLDER OF AN 11 1/4% SENIOR SUBORDINATED NOTE CLAIM AND THE INDENTURE TRUSTEE FROM COMMENCING OR CONTINUING ANY ACTION, EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE PLAN AND (II) THE DEBTOR AND THE REORGANIZED DEBTOR FROM COMMENCING OR CONTINUING ANY ACTION, EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE PLAN.

          d.   Class 7: CONVERTIBLE SUBORDINATED NOTE CLAIMS

     Convertible Subordinated Note Claims consist of all Claims of holders of Convertible Subordinated Notes, directly or indirectly arising from or under or relating in any way to the Convertible Subordinated Notes. On the Distribution Date, the Convertible Subordinated Notes will be cancelled. Under the Plan, each holder of an Allowed Class 7 Convertible Subordinated Note Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for such Allowed Class 7 Convertible Subordinated Note Claim, its Pro Rata share of 221,573 shares of New Common Stock (representing approximately 1.9% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options. As of December 8, 1999, Allowed Class 7 Convertible Subordinated Note Claims aggregated approximately $3,692,881.

     Each of the Debtor and Reorganized Debtor and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives, and their respective property will be released from any and all claims, obligations, rights, causes of action, and liabilities which any holder of a Convertible Subordinated Note Claim may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the Convertible Subordinated Notes and each holder of a Subordinated Note Claim and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property will be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor or Reorganized Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the Convertible Subordinated Notes. UPON THE OCCURRENCE OF THE CONSUMMATION DATE, THE RELEASES CONTAINED IN THE PLAN WILL ADDITIONALLY ACT AS AN INJUNCTION AGAINST (I) ANY HOLDER OF A CONVERTIBLE SUBORDINATED NOTE CLAIM FROM COMMENCING OR CONTINUING ANY ACTION, EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE PLAN AND (II) THE DEBTOR AND THE REORGANIZED DEBTOR FROM COMMENCING OR CONTINUING ANY ACTION, EMPLOYMENT OF PROCESS, OR ACT TO COLLECT, OFFSET, OR RECOVER ANY CLAIM THAT IS RELEASED UNDER THE PLAN.

          e.   Class 8: UNSURRENDERED PREFERRED STOCK CLAIMS

     The Unsurrendered Preferred Stock Claims consists of all Claims, directly or indirectly arising from or under or relating in any way to, the Unsurrendered Preferred Stock. Unsurrendered Preferred Stock Claims will be subordinated in payment to all other Unsecured Claims pursuant to section 510(c) of the Bankruptcy Code. Under the Plan, each holder of an Allowed Class 8 Unsurrendered Preferred Stock Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 8 Unsurrendered Preferred Stock Claim, its Pro Rata Share of 43,245 shares of New Common Stock (representing approximately 0.4% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options.

     The Unsurrendered Preferred Stock is the Cumulative Preferred Stock of United States Banknote Corporation, ABN's predecessor, that was not tendered by its holders when the stock was redeemed (the "Redemption") more than nine (9) years ago, on or about June 24, 1992. ABN's transfer agent, First Chicago Trust Company of New York, which maintains the records for the Unsurrendered Preferred Stock, has informed ABN that its list of last known holders of Unsurrendered Preferred Stock is unreliable. Nonetheless, out of an abundance of caution, ABN caused a notice of the Bar Date to be served upon the holders of Unsurrendered Preferred Stock Claims at their last known addresses identified by the transfer agent.

     Because the Redemption occurred more than nine (9) years ago, ABN believes that the Unsurrendered Preferred Stock Claims attributable to the failure by holders to tender the Cumulative Preferred Stock are barred by laches, and ABN disputes such Claims. ABN believes, however, that under applicable law, the State of Delaware, ABN's state of incorporation, may hold an Unsurrendered Preferred Stock Claim against ABN arising under Delaware's escheat and abandoned property laws.

          f.   Class 9: PREFERRED STOCK INTERESTS

     The Preferred Stock Interests consist of all Interests, directly or indirectly arising from or under or relating in any way to, the Preferred Stock. Immediately prior to the Distribution Date, each holder of a Class 9 Preferred Stock Interest will be deemed to have converted each such Preferred Stock Interest into a Common Stock Interest, and each such Common Stock Interest will be deemed to be outstanding as of the Distribution Record Date. On the Distribution Date, the Preferred Stock Interests will be cancelled, and on the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) will be placed in the Equity Reserve. On the Distribution Date, each holder of an Allowed Class 9 Preferred Stock Interest, other than the Consultant, will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 9 Preferred Stock Interest, (i) 60% of the New Common Stock in the Equity Reserve multiplied by the Class 9 Quotient, (ii) 60% of the New Series 1 Warrants held in the Equity Reserve multiplied by the Class 9 Quotient, (iii) 60% of the New Series 2 Warrants held in the Equity Reserve multiplied by the Class 9 Quotient, (iv) 177,061 Equity Options multiplied by the Class 9 Quotient, and (v) any New Common Stock properly subscribed for by any such holder under the Rights Offering pursuant to Article IV.C.3 of the Plan, representing a total distribution to Class 9 of 51,015 shares of New Common Stock (and any New Common Stock properly subscribed for), 17,346 New Series 1 Warrants, 17,346 New Series 2 Warrants, and 16,446 Equity Options.

          g.   Class 10: COMMON STOCK INTERESTS

     The Common Stock Interests consist of all Interests, directly or indirectly arising from or under or relating in any way to, the Common Stock. On the Distribution Date, the Common Stock Interests will be cancelled, and on the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Series 1 Warrants and New Series 2 Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) will be placed in the Equity Reserve. On the Distribution Date, each holder of an Allowed Class 10 Common Stock Interest, other than the Consultant, will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 10 Common Stock Interest, (i) 60% of the New Common Stock in the Equity Reserve multiplied by the Class 10 Quotient, (ii) 60% of the New Series 1 Warrants held in the Equity Reserve multiplied by the Class 10 Quotient, (iii) 60% of the New Series 2 Warrants held in the Equity Reserve multiplied by the Class 10 Quotient, (iv) 177,061 Equity Options multiplied by the Class 10 Quotient, and (v) any New Common Stock properly subscribed for by any such holder under the Rights Offering pursuant to Article IV.C.3 of the Plan, representing a total distribution to Class 10 of 498,223 shares of New Common Stock (and any New Common Stock properly subscribed for), 169,399 New Series 1 Warrants, 169,399 New Series 2 Warrants, and 160,615 Equity Options.

          h.   Class 11: SECURITIES CLAIMS

     Class 11 consists of separate sub-Classes for the ABN Securities Claims and the ABNH Securities Claims. Each sub-Class is deemed to be a separate Class for all purposes under the Plan and the Bankruptcy Code. On the Distribution Date, all New Common Stock and New Warrants placed into the Equity Reserve for distribution to holders of Class 11 Claims as set forth below, less the Securities Claims Reserve, will be transferred from the Equity Reserve to the District Court Claims Administrator to effectuate the distributions to holders of Class 11 Claims contemplated herein or as may be ordered by the District Court. Class 11 will receive a total distribution of 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants.

               (i)  Class 11(a): ABN SECURITIES CLAIMS

     The ABN Securities Claims consist of any and all Claims for fraud, misrepresentation, rescission, reimbursement, contribution, indemnification, or damages arising from, under, or in connection with (i) all agreements entered into by ABN in connection with the issuance of the Common Stock, the Preferred Stock, or the Warrants or (ii) the purchase or sale of the Common Stock, the Preferred Stock, or the Warrants including, without limitation, any and all Claims asserted or that could have been asserted in the ABN Securities Action.

     The ABN Securities Claims will be subordinated in payment to all other Unsecured Claims under section 510(b) of the Bankruptcy Code. On the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) will be placed in the Equity Reserve. On the Distribution Date, the Debtor will transfer to the District Court Claims Administrator 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants, and as soon thereafter as the District Court Claims Administrator can effectuate the distributions described herein, each holder of an Allowed Class 11(a) ABN Securities Claim, other than an Opt-Out ABN Securities Claim, will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 11(a) ABN Securities Claim, its share of the New Common Stock, New Series 1 Warrants, and New Series 2 Warrants pursuant to the allocation formula set forth in subparagraph (iii) below. Holders of Opt-Out ABN Securities Claims will receive a distribution from the Securities Claims Reserve in accordance with Article IV.C.4 of the Plan.

               (ii) Class 11(b): ABNH SECURITIES CLAIMS

     The ABNH Securities Claims consist of any and all Claims for fraud, misrepresentation, rescission, reimbursement, contribution, indemnification, or damages arising from, under, or in connection with (i) all agreements entered into by ABN in connection with the issuance of any capital stock of ABNH or (ii) the purchase or sale of the common stock of ABNH including, without limitation, any and all Claims asserted or that could have been asserted in the ABNH Securities Action.

     The ABNH Securities Claims will be subordinated in payment to all other Unsecured Claims under section 510(b) of the Bankruptcy Code. On the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) will be placed in the Equity Reserve. On the Distribution Date, the Debtor will transfer to the District Court Claims Administrator 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants, and as soon thereafter as the District Court Claims Administrator can effectuate the distributions described herein, each holder of an Allowed Class 11(b) ABNH Securities Claim, other than an Opt-Out ABNH Securities Claim, will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 11(b) ABNH Securities Claim, its share of the New Common Stock, New Series 1 Warrants, and New Series 2 Warrants pursuant to the allocation formula set forth in subparagraph (iii) below. Holders of Opt-Out ABNH Securities Claims will receive a distribution from the Securities Claims Reserve in accordance with Article IV.C.4 of the Plan.

               (iii) Allocation Of Distributions

     The District Court Claims Administrator will determine the distribution to be made to each holder of a Class 11(a) ABN Securities Claim and a Class 11(b) ABNH Securities Claim who files an acceptable proof of claim with the District Court in accordance with the procedures to be established by the District Court in connection with the proposed settlement of the ABN Securities Action and the ABNH Securities Action (each, an "Authorized Claimant").

     An Authorized Claimant's "Recognized Claim" from transactions in ABN common stock means 47% of the difference, if a loss, between the amount paid (including brokerage commissions and transaction charges) for ABN common stock during the period from May 2, 1996 through and including January 25, 1999 (the "ABN Class Period"), and the sum for which such shares were sold at a loss (net of brokerage commissions and transaction charges) on or before January 25, 1999. As to those ABN shares which an Authorized Claimant purchased during the ABN Class Period and continued to hold as of January 25, 1999, Recognized Claim means 47% of the difference, if a loss, between the amount paid for each such share purchased during the ABN Class Period and $0.551 per share, the average closing price of said shares for the 90-day period following January 25, 1999. Purchases of ABN common stock during the ABN Class Period will be matched against sales of ABN common stock during the ABN Class Period on a first-in, first-out basis. Transactions resulting in a gain will not be included.

     An Authorized Claimant's "Recognized Claim" from transactions in ABNH common stock means 100% of the difference, if a loss, between the amount paid (including brokerage commissions and transaction charges) for ABNH common stock during the period from July 15, 1998 through and including February 1, 1999 (the "ABNH Class Period"), and the sum for which such shares were sold at a loss (net of brokerage commissions and transaction charges) on or before February 1, 1999. As to those ABNH shares purchased during the ABNH Class Period which an Authorized Claimant continued to hold as of February 1, 1999, Recognized Claim will mean 100% of the difference, if a loss, between the amount paid for each such share purchased during the ABNH Class Period and $2.312 per share, the average closing price of such shares for the 90-day period following February 1, 1999. Purchases of ABNH common stock during the ABNH Class Period will be matched against sales of ABNH common stock during the ABNH Class Period on a first-in, first-out basis. Transactions resulting in a gain will not be included.

     Each Authorized Claimant will be allocated a PRO RATA share of the distribution of New Common Stock and New Warrants allocated to Classes 11(a) and 11(b) based upon his, her, or its Recognized Claim as compared to the total Recognized Claims of all Authorized Claimants in Classes 11(a) and 11(b).

     The net shares of New Common Stock and New Warrants allocated to Classes 11(a) and 11(b), to the extent not previously sold or distributed by the District Court Claims Administrator as provided in the Class Action Settlements, will be distributed to the holders of claims in Classes 11(a) and 11(b) in proportion to the Authorized Claimant's Recognized Claims as determined by the District Court Claims Administrator.

     If, after distributions have been made to holders of Allowed Opt-Out ABN Securities Claims or Allowed Opt-Out ABNH Securities Claims, or after the Reorganized Debtor determines in its reasonable judgment no earlier than four months after the Consummation Date that it is unlikely that any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims will be pursued against the Debtor or Reorganized Debtor, any shares of New Common Stock or New Warrants remain in the Securities Claims Reserve (representing 5 shares of the New Common Stock and 10 New Warrants allocated to Class 11), such shares of New Common Stock and New Warrants will be transferred to the District Court Claims Administrator for distribution to holders of Class 11(a) and 11(b) claims in accordance with the formula set forth above and the Reorganized Debtor will have no liability on account of any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims.

          i.   Class 12: WARRANTS INTERESTS

     The Warrants Interests consist of all Interests, directly or indirectly arising from or under or relating in any way to, the Warrants. Under the Plan, on the Distribution Date, the Warrants Interests will be cancelled and each holder of an Allowed Class 12 Warrants Interest will not be entitled to, and will not, receive or retain any property or interest in property on account of such Warrants Interest.

     Pursuant to section 1126(g) of the Bankruptcy Code, Class 12 is deemed to have rejected the Plan because the holders of Interests in Class 12 will not receive or retain any property or interest in property under the Plan. The Bankruptcy Court may confirm the Plan notwithstanding the deemed rejection by Class 12 provided that the Plan does not "discriminate unfairly" and is "fair and equitable" with respect to holders of Class 12 Warrants Interests. See "Summary Of The Plan - Confirmation Of The Plan - Confirmation Without Acceptance Of All Impaired Classes - 'Cramdown'." ABN believes the Plan does not "discriminate unfairly" and is "fair and equitable" to Class 12.

C.   SPECIAL PROVISION REGARDING UNIMPAIRED CLAIMS

     Except as otherwise provided in the Plan, nothing will affect the Debtor's or Reorganized Debtor's rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

D.   SPECIAL PROVISIONS REGARDING CERTAIN CLASS 11 CLAIMS

     On the Distribution Date, the Debtor will establish the Securities Claims Reserve. The New Common Stock and New Warrants which constitute the Securities Claims Reserve will be transferred only from the portion of the Equity Reserve allocable to the holders of Allowed Class 11 Claims. Each holder of Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims will receive New Common Stock from the Securities Claims Reserve in an amount equal to the amount of such holders' Allowed Opt-Out ABN Securities Claim or Allowed Opt-Out ABNH Securities Claim multiplied by the aggregate amount of shares of New Common Stock to be distributed to holders of Allowed ABN and ABNH Securities Claims divided by the aggregate amount of Securities Claims allowed in the ABN Securities Action and ABNH Securities Action. In addition, each holder Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims will receive New Warrants from the Securities Claims Reserve in an amount equal to the amount of such holders' Allowed Opt-Out ABN Securities Claim or Allowed Opt-Out ABNH Securities Claim multiplied by the aggregate amount of New Warrants to be distributed to holders of Allowed ABN and ABNH Securities Claims divided by the aggregate amount of Securities Claims allowed in the ABN Securities Action and ABNH Securities Action. If the aggregate distribution to Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims is greater than the amount held in the Securities Claims Reserve, each holder of an Allowed Opt-Out ABN Securities Claim and Allowed Opt-Out ABNH Securities Claim will only be entitled to its Pro Rata share of the Securities Claims Reserve. Notwithstanding any other provision of the Plan, no distribution will be made from the Securities Claims Reserve until all Allowed amounts of Opt-Out ABN Securities Claims and ABNH Securities Claims are determined and all distributions have been made to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims pursuant to the Class Action Settlements.

     If there are no Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims on the Distribution Date, the New Common Stock and New Warrants in the Securities Claims Reserve will be transferred to the District Court Claims Administrator for distribution to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims.

     If, after distributions have been made to holders of Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims, or after Reorganized Debtor determines in its reasonable judgment no earlier than four months after the Consummation Date that it is unlikely that any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims will be pursued against the Debtor or Reorganized Debtor, any shares of New Common Stock or New Warrants remain in the Securities Claims Reserve, such shares of New Common Stock and New Warrants will be transferred to the District Court Claims Administrator for distribution to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims, and Reorganized Debtor will have no liability on account of any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims.

E.   OTHER PROVISIONS OF THE PLAN

     1.   Continued Corporate Existence

     Following confirmation and consummation of the Plan, ABN will continue to exist as a separate corporate entity in accordance with the laws of the State of Delaware and pursuant to the Reorganized ABN Certificate of Incorporation and By-laws. The Reorganized ABN Certificate of Incorporation will include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities. The Reorganized ABN Certificate of Incorporation also will include, among other things, a provision authorizing a capital stock of 20 million shares of New Common Stock, $.01 par value per share.

     2.   Cancellation Of Existing Securities And Agreements

     On the Distribution Date, except as otherwise provided for in the Plan, (i) the Existing Securities, to the extent not already cancelled, will be cancelled and (ii) the obligations of the Debtor under the Existing Securities and under the Debtor's certificate of incorporation, any agreements, indentures, or certificates of designations governing the Existing Securities will be discharged; PROVIDED, HOWEVER, that each indenture or other agreement that governs the rights of the holder of a Claim based on the Existing Securities and that is administered by an indenture trustee, an agent, or a servicer will continue in effect solely for the purposes of (a) allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III of the Plan and (b) permitting such indenture trustee, agent, or servicer to maintain any rights it may have for fees, costs, and expenses under such indenture or other agreement. The Senior Notes Indenture Trustee and ABN will execute an amendment to the 10 3/8% Senior Notes Indenture substantially in the form of the Second Supplemental Indenture annexed to the Plan as Exhibit I, and the Indenture Trustees will make the distributions required under the Plan to the holders in Classes 4, 5, and 6, as applicable.

     Any actions taken by an indenture trustee, agent, or servicer that are not for the purposes authorized in the Plan will not be binding upon the Debtor. Notwithstanding the foregoing, the Debtor may terminate any indenture or other governing agreement and the authority of any indenture trustee, agent, or servicer to act thereunder at any time, with or without cause, by giving five
(5) days' written notice of termination to the indenture trustee, agent, or servicer. If distributions under the Plan have not been completed at the time of termination of the indenture or other governing agreement, the Debtor will designate a Disbursing Agent to act in place of the indenture trustee, agent, or servicer.

     3.   Revesting Of Assets

     The property of the Debtor's Estate, together with any property of the Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, will revest in the Debtor on the Confirmation Date. Thereafter, the Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. As of the Confirmation Date, all property of the Debtor will be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, the Debtor may, without application to or approval by the Bankruptcy Court, pay professional fees and expenses that it incurs after the Confirmation Date.

     4.   Effectuating Documents; Further Transactions

     The chairman of the board of directors, president, chief financial officer, or any other appropriate officer of ABN will be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of ABN will be authorized to certify or attest to any of the foregoing actions.

     5.   Exemption From Certain Transfer Taxes

     Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtor to the Reorganized Debtor or any other Person or entity pursuant to the Plan will not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment (other than standard filing fees), and the Confirmation Order will direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment (other than standard filing fees) and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

     6.   Compromises And Settlements

     The Plan incorporates and embodies the compromises and settlements reached by ABN, and pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), ABN will effectuate the compromises and settlements described below.

          a.   SETTLEMENT BETWEEN ABN AND ABNH

     At the time of the public offering of the shares of ABNH, ABN and ABNH entered into a separation agreement. ABNH filed a proof of claim with the Bankruptcy Court in the amount of $47,844,299, based in part upon alleged obligations under the separation agreement and liabilities stemming from the alleged inaccurate financial statements filed by ABNH. ABN and ABNH settled their respective claims as follows: (i) ABN and ABNH are to release each other from (a) any obligations pursuant to that certain separation agreement, dated as of July 20, 1998 and (b) any sums allegedly owing by each of them and their affiliates to the other; (ii) ABN is to be responsible for all income, franchise, or similar tax liabilities of ABNH or any person for which ABNH is or may be liable, including costs and expenses, for the period January 1, 1990 through July 20, 1998; (iii) ABNH is to remit to ABN any franchise or similar tax refunds for the periods prior to July 20, 1998; (iv) ABNH and ABNCo and Sati Group are to exchange mutual releases; (v) ABNH is to withdraw its proof of claim in the Chapter 11 Case with prejudice; and (vi) ABNH is to receive 25,000 shares of New Common Stock. The agreement between ABN and ABNH, which is attached as Exhibit L to the Plan, is incorporated herein by reference.

          b. SETTLEMENT AMONG ABN, ABNH, AND PARTIES TO THE ABN AND ABNH SECURITIES ACTIONS

     The plaintiffs in the ABN Securities Action, the plaintiffs in the ABNH Securities Action, ABN, ABNH, and the other defendants in the aforementioned actions have settled their respective claims as follows: (i) the plaintiffs released ABN, ABNH, other defendants, and certain other officers and directors of ABN and ABNH from any claims plaintiffs may have against such parties in connection with the purchase or sale of the common stock of ABN, ABNH, or other acts and omissions relating thereto; (ii) National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") deposited the sum of $12.5 million into an interest bearing escrow account for ultimate distribution to the plaintiffs;
(iii) ABNH delivered to the plaintiffs' counsel 1,460,000 shares of ABNH common stock, subject to adjustment, and ABNH was to issue warrants to purchase 863,647 shares of ABNH common stock at an exercise price of $6.00 per share, subject to adjustment; (iv) ABN is to deliver to the plaintiffs' counsel forty percent (40%) of the allocation of the distribution of approximately 7.7% of the New Common Stock and New Warrants in accordance with the terms of the Plan; (v) Deloitte & Touche LLP deposited $2.3 million into an interest bearing escrow account for the benefit of the holders of ABNH Securities Claims; (vi) all defendants and National Union released one another from claims relating to the ABN Securities Action or ABNH Securities Action. The agreement, attached as Exhibit M to the Plan, is incorporated herein by reference. In the event of any conflict between the agreement attached as an exhibit to the Plan and the summary of the agreement provided herein and in the Plan on the other, the terms of the agreement itself will govern.

          c. SETTLEMENT BETWEEN EQUITY COMMITTEE AND PLAINTIFFS IN ABN AND ABNH SECURITIES ACTIONS

     The plaintiffs in the ABN Securities Action and ABNH Securities Action (collectively, the "Plaintiffs") and the Equity Committee settled the issues concerning the appropriate allocation of New Securities between their respective constituencies as follows: (i) the Plaintiffs are to receive forty percent (40%) of the Equity Reserve and the existing common and preferred stockholders of ABN will receive sixty percent (60%) of the Equity Reserve, respectively, and (ii) holders of Class 9 Interests and Class 10 Interests are to receive (a) any distribution which would otherwise be made to the Consultant in respect of shares of Common Stock held by the Consultant, and (b) any options or warrants previously contemplated to be distributed under any agreement, plan or grant to the Consultant (other than the Consultant Options). The agreement, which is annexed to the Plan as Exhibit N, is incorporated herein by reference.

          d.   SETTLEMENT BETWEEN CONSULTANT AND EQUITY COMMITTEE

     The Equity Committee and the Consultant have agreed as follows: the Consultant is to grant to the holders of Class 9 Preferred Stock Interests and Class 10 Common Stock Interests his entitlement to receive New Common Stock hereunder.

     Pursuant to Fed. R. Bankr. P. 9019(a), the Debtor may compromise and settle various Claims against it and/or claims that it may have against other Persons. The Debtor expressly reserves the right (with Bankruptcy Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against it and claims that it may have against other Persons up to and including the Consummation Date. After the Consummation Date, such right was to pass to the Reorganized Debtor pursuant to Articles IV.E and IV.F of the Plan.

     7.   Payment Of Statutory Fees

     All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, will be paid on or before the Consummation Date. All such fees that arise after the Consummation Date but prior to the closing of the Chapter 11 Case will be paid by Reorganized ABN.

     8.   Severability Of Plan Provisions

     If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

     9.   Revocation, Withdrawal, Or Non-Consummation

     The Debtor reserves the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file other plans of reorganization subject to the consent of the Noteholders' Committee. If the Debtor revokes or withdraws the Plan, or if Confirmation or Consummation does not occur, then (i) the Plan will be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan will be deemed null and void, and (iii) nothing contained in the Plan, and no acts taken in preparation for Consummation of the Plan, will (a) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor or any other Person, (b) prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor, or (c) constitute an admission of any sort by the Debtor or any other Person.

     10.  Plan Supplement

     Any and all exhibits, lists, or schedules not filed with the Plan will be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court seven days prior to the date set for the hearing on Confirmation. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours or may be viewed on the Bankruptcy Court's website at www.nysb.uscourts.gov (registration required). Holders of Claims or Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Article XIV.M of the Plan.

     11.  Indemnification Obligations

     Except as otherwise specifically limited in the Plan, any obligations or rights of the Debtor or Reorganized Debtor to defend, indemnify, reimburse, or limit the liability of its present and former directors, officers, or employees pursuant to the Debtor's or Reorganized Debtor's certificate of incorporation, by-laws, policy of providing employee indemnification, applicable state law, or specific agreement in respect of any claims, demands, suits, causes of action, or proceedings against such directors, officers, or employees based upon any act or omission related to such present and former directors', officers', or employees' service with, for, or on behalf of the Debtor prior to the Consummation Date, will survive confirmation of the Plan and remain unaffected thereby, and will not be discharged, irrespective of whether such defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the Petition Date; PROVIDED, HOWEVER, that the Debtor's or Reorganized Debtor's obligation to defend, indemnify, reimburse, or limit the liability of any Person covered hereunder will survive only to the extent that the foregoing obligations may be satisfied from the proceeds of the Debtor's or the Reorganized Debtor's directors and officers liability insurance coverage. Any such obligations that are not satisfied from the proceeds of the Debtor's or the Reorganized Debtor's directors and officers liability insurance coverage will be discharged.

     12.  Term Of Injunctions Or Stays

     Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order), will remain in full force and effect until the Consummation Date.

     13.  Governing Law

     Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of (i) the State of New York will govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan and (ii) the laws of the state of Delaware will govern corporate governance matters with respect to ABN, in either case without giving effect to the principles of conflicts of law thereof.

     14.  Distributions Under The Plan

          a.   GENERAL

     On or as soon as is practicable after the Consummation Date, to the extent that the Plan provides for distributions on account of Allowed Claims or Interests in the applicable Class, each holder of an Allowed Claim or Allowed Interest will receive the full amount of the distributions that the Plan provides for Allowed Claims or Interests in the applicable Class. Beginning on the Distribution Date, distributions will also be made, pursuant to Articles III, VII, and IX of the Plan, respectively, to (i) holders of Claims and Interests to whom a distribution has become deliverable during the period since the immediately preceding distribution date and (ii) to holders of Disputed Claims and Interests whose Claims or Interests were Allowed during the period since the immediately preceding distribution date. Such interim distributions will also be in the full amount that the Plan provides for Allowed Claims and Interests in the applicable Class. Notwithstanding the foregoing, the Disbursing Agent will not be required to make distributions more frequently than once every 180 days.

     Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for Reorganized ABN to make payments pursuant to the Plan will be obtained from Reorganized ABN's existing Cash balances. ABN or such third party Disbursing Agent(s) as it may employ in its sole discretion will initially make all distributions of Cash, New Common Stock, Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, New Warrants, Rights, Consultant Options, Equity Options, and other property required to be distributed under the applicable provisions of the Plan. Any Disbursing Agent (including, if applicable, Reorganized ABN in its capacity as such) may employ or contract with other entities to assist in or make the distributions required by the Plan. Each Disbursing Agent will serve without bond, and each third party Disbursing Agent will receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from Reorganized ABN on terms acceptable to Reorganized ABN.

     Cash payments made pursuant to the Plan will be in U.S. dollars, by the means agreed to by the payor and the payee, including by check or by wire transfer, or in the absence of an agreement, such commercially reasonable manner as the payor determines in its sole discretion; PROVIDED, HOWEVER, that any cash payment in excess of $1,000,000 will, not withstanding the foregoing, be effected by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of Reorganized ABN, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

          b.   DISTRIBUTIONS FOR CLAIMS ALLOWED AS OF THE CONSUMMATION DATE

     Except as otherwise provided in the Plan or as ordered by the Bankruptcy Court, distributions to be made on account of Claims or Interests that are Allowed Claims or Interests as of the Consummation Date will be made on the Distribution Date, or as soon thereafter as practicable, but in any event no later than sixty (60) days after the Consummation Date. Securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed. Distributions on account of Claims or Interests that first become Allowed Claims or Interests after the Consummation Date will be made pursuant to Articles III, VII, and IX of the Plan.

          c. RECORD DATE FOR DISTRIBUTIONS TO HOLDERS OF 10 3/8% SENIOR NOTES, 11 1/4% SENIOR NOTES, 11 1/4% SENIOR SUBORDINATED NOTES, CONVERTIBLE SUBORDINATED NOTES, COMMON STOCK, AND PREFERRED STOCK

     The record date for distributions to holders of 10 3/8% Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Common Stock, and Preferred Stock will be the seventh (7th) Business Day following entry of the Confirmation Order (the "Distribution Record Date"). At the close of business on the Distribution Record Date, the transfer ledgers for the 11 5/8% Senior Notes, 10 3/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Common Stock, and Preferred Stock, including but not limited to the transfer ledgers of the Indenture Trustee, will be closed, and there will be no further changes in the record holders of the 10 3/8% Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Common Stock, and Preferred Stock. Reorganized ABN, the Indenture Trustees, and the Disbursing Agent, if any, will have no obligation to recognize any transfer of such 10 3/8% Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Common Stock, and Preferred Stock occurring after the Distribution Record Date, and will be entitled instead to recognize and deal for all purposes with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date.

          d. CALCULATION OF DISTRIBUTION AMOUNTS OF NEW COMMON STOCK AND NEW WARRANTS

     No fractional shares or units of New Securities, and no New Warrants, Rights, Consultant Options, Management Incentive Options, or Equity Options for fractional shares of New Common Stock, will be issued or distributed under the Plan or by Reorganized ABN or any Disbursing Agent, indenture trustee, agent, or servicer. Each Person entitled to receive New Common Stock or other New Securities will receive the total number of whole shares of New Common Stock or other New Securities to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Common Stock or a fraction of any of the New Securities, the Disbursing Agent will allocate separately one whole share, right, option, or warrant, as the case may be, to such Person and other Persons similarly entitled, in order of the fractional portion of its entitlement, starting with the largest such fractional portion, until all remaining whole shares and warrants have been allocated. Upon the allocation of a whole share or warrant to a Person in respect of the fractional portion of its entitlement, such fractional portion will be cancelled. If two or more Persons are entitled to equal fractional entitlements and the number of Persons so entitled exceeds the number of whole shares or warrants which remain to be allocated, the Disbursing Agent will allocate the remaining whole shares or warrants to such holders by random lot or such other impartial method as the Disbursing Agent deems fair. Upon the allocation of all of the whole shares, options, rights, and warrants authorized under the Plan, all remaining fractional portions of the entitlements will be cancelled and will be of no further force and effect. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, will not make any distribution of less than five (5) shares of New Common Stock, five
(5) Equity Options, or five (5) New Warrants with respect to any Claim or Interest unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

          e.   DELIVERY OF DISTRIBUTIONS

     Distributions to holders of Allowed Claims and Allowed Interests will be made by the Disbursing Agent or the appropriate indenture trustee, agent, or servicer, as the case may be, (i) at the addresses set forth on the proofs of Claim and Interest filed by such holders (or at the last known addresses of such holders if no proof of Claim or Interest is filed or if ABN has been notified of a change of address), (ii) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of Claim or Interest, (iii) at the addresses reflected in the Schedules if no proof of Claim or Interest has been filed and the Disbursing Agent has not received a written notice of a change of address, (iv) in the case of the holder of a Claim or Interest that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (v) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to ABN. If any holder's distribution is returned as undeliverable, no further distributions to such holder will be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such holder's then current address, at which time all missed distributions will be made to such holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer will be returned to Reorganized ABN until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second (2d) anniversary of the Consummation Date, after which date (i) all Cash in respect of such undeliverable distribution, including interest accrued thereon, will revert to Reorganized ABN and (ii) all New Common Stock, Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, Equity Options, and New Warrants in respect of such undeliverable distribution will be cancelled notwithstanding any federal or state escheat laws to the contrary. Notwithstanding anything to the contrary herein, any and all distributions to holders of Class 11 Claims (other than opt-outs) will be made by the District Court Claims Administrator in accordance with the terms of the Class Action Settlements and the Plan.

          f.   FRACTIONAL DOLLARS; DE MINIMIS DISTRIBUTIONS

     Any other provision of the Plan notwithstanding, no payments of fractions of dollars will be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made will reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, will not make any payment of less than twenty-five dollars ($25.00) with respect to any Claim unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

          g.   PREPAYMENT

     Except as otherwise provided in the Plan or the Confirmation Order, the Debtor will have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; PROVIDED, HOWEVER, that any such prepayment will not be violative of, or otherwise prejudice, the relative priorities and parities among the Classes of Claims.

     15.  Resolution And Treatment Of Disputed, Contingent, And Unliquidated
          Claims

          a.   OBJECTION DEADLINE; PROSECUTION OF OBJECTIONS

     ABN or Reorganized ABN, as the case may be, will be allowed up to 120 days after the Consummation Date (unless extended by an order of the Bankruptcy Court) to file objections to Claims with the Bankruptcy Court and serve such objections upon the holders of each of the Claims to which objections are made. Notwithstanding the foregoing, nothing contained in the Plan will limit Reorganized ABN's right to object to Claims, if any, filed or amended more than 120 days after the Consummation Date.

     The foregoing will apply to any and all Claims that are listed in the Schedules as disputed, contingent, and/or unliquidated ONLY IF the holder of any such Claim filed a proof of Claim on account of such Claim. The Debtor reserves its right to seek an order expunging and disallowing any Claim that is listed in the Schedules as disputed, contingent, and/or unliquidated, and for which no proof of Claim was timely filed.

          b.   NO DISTRIBUTIONS PENDING ALLOWANCE

     No payments or distributions will be made with respect to all or any portion of a Disputed Claim or Interest unless and until all objections to such Disputed Claim or Interest have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim or Interest, or some portion thereof, has become an Allowed Claim or Interest. Disputed Claims or Interests are Claims or Interests, or portions of Claims or Interests, that are neither Allowed Claims or Interests nor Disallowed Claims or Interests, as the case may be, and include, but are not limited to, Claims or Interests that have not been Scheduled by ABN; Claims or Interests that have been Scheduled at zero or as contingent, unliquidated, or disputed; Claims or Interests that are the subject of a proof of Claim that differs in nature, amount, or priority from ABN's Schedules; and Claims or Interests that have not yet been allowed or disallowed by a Final Order.

          c.   DISTRIBUTION RESERVE

     Reorganized ABN or the Disbursing Agent, as the case may be, will, on the Consummation Date or as soon thereafter as practicable, establish and fund (from the Cash, New Common Stock, Equity Options, New Warrants, or other property to be distributed under the Plan) the Distribution Reserve. In general, the purpose of the Distribution Reserve is to ensure that sufficient Cash, New Common Stock, Equity Options, New Warrants, or other property is set aside to distribute to holders of Disputed Claims (other than Securities Claims) and Interests the amounts to which they are entitled under the Plan if, as, and when their Disputed Claims or Interests become Allowed Claims or Interests. The amount of Cash or other property to be withheld by the Disbursing Agent on account of each Disputed Claim or Interest will be determined in accordance with the provisions of Article IX.C.1 of the Plan.

     Neither the Disbursing Agent, nor any other party, will be entitled to vote any shares of the New Common Stock held in the Distribution Reserve or the Equity Reserve. In the event that any matter requires approval by the shareholders of Reorganized ABN prior to the distribution or cancellation of all shares of New Common Stock from the Distribution Reserve, the shares of New Common Stock held by the Disbursing Agent will be deemed not to have been issued, for voting purposes only.

          d.   DISTRIBUTIONS AFTER ALLOWANCE

     Reorganized ABN or the Disbursing Agent, as the case may be, will make payments and distributions from the Distribution Reserve to each holder of a Disputed Claim or Interest that has become an Allowed Claim or Interest in accordance with the provisions of the Plan governing the class of Claims to which such holder belongs. On the next succeeding interim distribution date after the date that the order or judgment of the Bankruptcy Court allowing all or part of such Claim or Interest becomes a Final Order, the Disbursing Agent will distribute to the holder of such Claim or Interest any Cash, New Common Stock, Equity Options, New Warrants, or other property in the Distribution Reserve that would have been distributed on the Distribution Date had such Allowed Claim or Interest been allowed on the Distribution Date. After a Final Order has been entered, or other final resolution has been reached, with respect to each Disputed Claim or Interest, (i) any New Common Stock, Equity Options, New Warrants, or other property held in the Distribution Reserve, will be distributed Pro Rata to holders of Allowed Claims or Interests entitled thereto under the terms of the Plan and (ii) any Cash or other property remaining in the Distribution Reserve will become property of Reorganized ABN. All distributions made under Article IX.D of the Plan on account of an Allowed Claim or Interest will be made together with any dividends, payments, or other distributions made on account of, as well as any obligations arising from, the distributed property, as if such Allowed Claim or Interest had been an Allowed Claim or Interest on the Distribution Date. In no event, however, will the Disbursing Agent be required to make distributions under Article IX.D of the Plan more frequently than once every 180 days or to make any individual payments in an amount less than $25.00.

     16.  Surrender And Cancellation Of Securities Or Instruments

     On or before the Distribution Date, or as soon as practicable thereafter, each holder of an Existing Security evidenced by an instrument and which is not being fully Reinstated (including, without limitation, Unsurrendered Preferred Stock, 10 3/8% Senior Notes, and 11 5/8% Senior Notes) (a "Certificate") must surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an indenture or other agreement, the respective indenture trustee, agent, or servicer, as the case may be, and, to the extent not previously cancelled, such Certificate will be cancelled. No distribution of property under the Plan will be made to or on behalf of any such holder unless and until the Certificate is received by the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be. Any such holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, prior to the second
(2nd) anniversary of the Consummation Date, will be deemed to have forfeited all rights and Claims in respect of such Certificate and will not participate in any distribution hereunder, and after such date (i) all Cash in respect of such forfeited distribution, including interest accrued thereon, will revert to Reorganized ABN and (ii) all New Common Stock, Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, Equity Options, and New Warrants in respect of such forfeited distribution will be cancelled, notwithstanding any federal or state escheat laws to the contrary.

     17.  Treatment Of Executory Contracts And Unexpired Leases

     Under section 365 of the Bankruptcy Code, ABN has the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If ABN rejects an executory contract or unexpired lease that was entered into before the Petition Date, the contract will be treated as if it had been breached on the date immediately preceding the Petition Date, and the other party to the agreement may assert a General Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by section 502 of the Bankruptcy Code.

          a.   ASSUMED CONTRACTS AND LEASES; RELATED PAYMENTS

     Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, as of the Consummation Date, ABN will be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease (i) was previously assumed or rejected by ABN, (ii) previously expired or terminated pursuant to its own terms, (iii) is the subject of a motion to reject filed on or before the Confirmation Date, (iv) is identified as a rejected unexpired lease, as applicable, in Exhibit J to the Plan, or (v) has been otherwise modified or superseded by agreement of the parties thereto. The Confirmation Order will constitute an order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions and rejections described above, as of the Consummation Date.

     Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property will include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights IN REM related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court or is the subject of a motion to reject filed on or before the Confirmation Date.

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of ABN, or the assignee of ABN assuming such contract or lease, by Cure. If there is a dispute regarding
(i) the nature or amount of any Cure, (ii) the ability of Reorganized ABN or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, Cure will occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

          b.   REJECTED CONTRACTS AND LEASES; BAR TO REJECTION DAMAGES

     As of the date of this Disclosure Statement, ABN has not determined that any of the executory contracts and unexpired leases to which it is a party will be rejected; PROVIDED, HOWEVER, that pursuant to section 365 (d)(2) of the Bankruptcy Code, ABN reserves the right, at any time prior to the Confirmation Date, to seek to reject any executory contract or unexpired lease to which it is a party.

     If the rejection by ABN, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim will be forever barred and unenforceable against ABN or Reorganized ABN as the case may be, or the properties of either of them, unless a proof of Claim is filed with the clerk of the Bankruptcy Court and served upon counsel for ABN within thirty (30) days after service of the earlier of (i) notice of entry of the Confirmation Order or (ii) other notice that the executory contract or unexpired lease has been rejected. Nothing in the Plan should be construed to extend any previously expired bar date for any party to any contract or lease rejected pursuant to any prior Bankruptcy Court order.

          c.   COMPENSATION AND BENEFIT PROGRAMS

     Except and to the extent previously assumed by an order of the Bankruptcy Court, on or before the Confirmation Date, and except as set forth below, all employee compensation and Benefit Plans of the Debtor, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, will be deemed to be, and will be treated as if they were, executory contracts that are assumed under Article VIII.A of the Plan, but only to the extent that rights under such programs are held by the Debtor or Persons who are employees of the Debtor as of the Confirmation Date, and the Debtor's obligations under such programs to Persons who are employees of the Debtor on the Confirmation Date will survive confirmation of the Plan, except for (i) executory contracts or Benefit Plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) such executory contracts or Benefit Plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any Benefit Plans or contracts; PROVIDED, HOWEVER, that the Debtor's obligations, if any, to pay all "retiree benefits" as defined in section 1114(a) of the Bankruptcy Code will continue.

     The Pension Benefit Guaranty Corporation ("PBGC") is the United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under Title IV of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. ss. ss. 1301- 1461 (1994 & Supp. III
1997). A defined benefit pension plan is one that provides an employee, upon retirement, a fixed, periodic payment as determined by the terms of the plan. SEE 29 U.S.C. ss. 1002(35). The PBGC guarantees the payment of certain pension benefits upon termination of a defined benefit pension plan. SEE 29 U.S.C. ss.ss. 1321, 1322.

     ABNCo, a subsidiary of the Debtor, established and maintained the Retirement Plan for certain of its employees known as the American Bank Note Company Retirement Plan (the "Retirement Plan"). The Retirement Plan was covered by Title IV of ERISA. A determination letter filed with the IRS for the purpose of terminating the Retirement Plan was approved by the IRS in 2001.

     ABN provided a sixty-day advance notice to affected parties of its intent to terminate the Retirement Plan in accordance with the standard termination procedures of Title IV of ERISA, 29 U.S.C. ss. 1341. In addition, the Chapter 11 Case, and in particular the Plan, the Confirmation Order, and section 1141 of the Bankruptcy Code, will not in any way be construed as discharging, releasing, or relieving the Debtor, or any other party, in any capacity, from any liability with respect to the Retirement Plan under any law, governmental policy, or regulatory provision. The PBGC and the Retirement Plan will not be enjoined or precluded from enforcing such liability as a result of any of the provisions of the Plan or the Plan's Confirmation. In connection with the Retirement Plan, an overfunding of $1.1 million was distributed in December 2001 as follows: $0.3 million transferred to ABNCo's defined contribution plan, $0.6 reverted to the Company, and $0.2 million in excise tax was paid upon reversion.

     18.  Retention Of Jurisdiction

     Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Consummation Date, the Bankruptcy Court will, to the fullest extent permitted by law, retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Case and the Plan, as more fully set forth in Article XII of the Plan.

     19.  Bar Dates

     The November Confirmation Order established the Administrative Claims Bar Date for the filing of all Administrative Claims, including Substantial Contribution Claims (but not including Professional Fee Claims or the expenses of the members of any statutory committee (if appointed)), accruing up to and including the November Confirmation Date as November 27, 2000. The November Confirmation Order established November 27, 2000, as the deadline for filing and serving all final requests for compensation or reimbursement of Professional fees pursuant to sections 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code (collectively, "Fee Applications") for services rendered to the Debtor or any statutory committee (if appointed) prior to the November Confirmation Date (other than Substantial Contribution Claims under section 503(b)(4) of the Bankruptcy Code). Holders of Administrative Claims accruing after the November Confirmation Date are not required to file proofs of such Administrative Claims or additional Fee Applications.

          a.   OTHER CLAIMS AND INTERESTS

     By order entered December 10, 1999, the Bankruptcy Court entered an order (the "Bar Date Order") setting January 24, 2000 (the "Bar Date") as the last date for the filing of proofs of Claim against the Debtor on account of any Claim, as defined in section 101(5) of the Bankruptcy Code, against the Debtor, which arose prior to the Petition Date. Pursuant to the Bar Date Order and Fed.
R. Bankr. P. 3003(c)(2), any person or entity which was required to file a timely proof of claim in the form and manner specified by the Bar Date Order and that failed to do so on or before the Bar Date (or, (i) in the case of a claim based upon the Debtor's rejection of an unexpired lease or executory contract, before the Rejection Damages Bar Date, as defined in the Bar Date Order, or (ii) in the case of a claim of a governmental unit, before the date that is 180 days after the Petition Date in accordance with section 502(b)(9) of the Bankruptcy
Code), will not be entitled to vote on the Plan and will not receive or retain, or be entitled to receive or retain, any property or any payment or distribution of property from the Debtor, its successors, or assigns with respect to such claim.

     20.  Miscellaneous

          a.   INTEREST ON CLAIMS

     Post-petition interest on and fees and expenses, if any, with respect to Allowed Class 2 Secured Claims, including, but not limited to, unpaid professional fees due the holders of such Claims, will be paid on the Consummation Date if due under the contract, agreement, or other instrument governing the terms and conditions of the obligation comprising such Allowed Claim. Post-petition interest on Unimpaired Claims will be paid as required pursuant to section 1124 of the Bankruptcy Code at the Case Interest Rate.

          b.   PRESERVATION OF RIGHTS OF ACTION; SETTLEMENT OF LITIGATION CLAIMS

     Except as otherwise provided in the Plan, the Confirmation Order, or in any document, instrument, release, or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, Reorganized ABN will retain all claims, rights of action, suits, or proceedings, whether in law or in equity, whether known or unknown, that ABN or its Estate may hold against any person or entity (collectively, "Litigation Claims"), and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) any or all of such Litigation Claims. The failure of ABN specifically to list any claim, right of action, suit, or proceeding herein or in the Plan does not, and will not be deemed to, constitute a waiver or release by ABN of such claim, right of action, suit, or proceeding, and Reorganized ABN will retain the right to pursue additional claims, rights of action, suits, or proceedings. In addition, at any time before the Consummation Date, notwithstanding anything in the Plan to the contrary, ABN or Reorganized ABN may settle some or all of the Litigation Claims with the approval of the Bankruptcy Court pursuant to Fed. R. Bankr. P. 9019.

          c.   WITHHOLDING AND REPORTING REQUIREMENTS

     In connection with the Plan and all distributions thereunder, Reorganized ABN will comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder will be subject to any such withholding and reporting requirements.

F.   CONFIRMATION OF THE PLAN

     Described below are certain important considerations under the Bankruptcy Code in connection with confirmation of the Plan.

     1.   Confirmation Hearing

     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan.

     ABN will provide the Confirmation Hearing Notice to all known Creditors and Interest holders or their representatives. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any adjournment thereof. Objections to confirmation must be filed and served in the manner and within the time set forth in the Confirmation Notice and must (i) be in writing, (ii) comply with the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules, (iii) set forth the name of the objector, and the nature and amount of any Claim or Interest asserted by the objector against or in ABN, the Estate, or its property, and (iv) state with particularity the legal and factual bases for the objection. OBJECTIONS TO CONFIRMATION THAT ARE NOT TIMELY FILED AND SERVED MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT AND MAY BE OVERRULED.

     2.   Requirements For Confirmation Of The Plan

     The Bankruptcy Court will determine at the Confirmation Hearing whether the following requirements for confirmation, set forth in section 1129(a) of the Bankruptcy Code, have been satisfied:

          a. The Plan complies with the applicable provisions of the Bankruptcy Code.

          b. ABN has complied with the applicable provisions of the Bankruptcy Code.

          c. The Plan has been proposed in good faith and not by any means forbidden by law.

          d. Any payment made or promised by ABN or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Case, or in connection with the Plan and incident to the Chapter 11 Case, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after Confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

          e. ABN has disclosed (i) the identity and affiliations of (a) any individual proposed to serve, after Confirmation of the Plan, as a director, officer, or voting trustee of Reorganized ABN, (b) any affiliate of ABN participating in a joint plan with ABN, or
               (c) any successor to ABN under the Plan (and the appointment to, or continuance in, such office of such individual(s) is consistent with the interests of Creditors and Interest holders and with public policy), and (d) the identity of any insider that will be employed or retained by ABN and the nature of any compensation for such insider.

          f. With respect to each Class of Claims or Interests, each Impaired Creditor and Impaired Interest holder either has accepted the Plan or will receive or retain under the Plan, on account of the Claims or Interests held by such entity, property of a value, as of the Consummation Date, that is not less than the amount that such entity would receive or retain if ABN were to be liquidated on such date under Chapter 7 of the Bankruptcy Code. See "Feasibility Of The Plan And The Best Interests Of Creditors Test."

          g. The Plan provides that Administrative Claims and Priority Claims other than Priority Tax Claims will be paid in full on the Consummation Date and that Priority Tax Claims will receive on account of such Claims deferred cash payments, over a period not exceeding six years after the date of assessment of such Claims, of a value, as of the Consummation Date, equal to the Allowed Amount of such Claims, except to the extent that the holder of any such Claim has agreed to a different treatment.

          h. If a Class of Claims is Impaired under the Plan, at least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by insiders holding Claims in such Class.

          i. Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of ABN or any successor to ABN under the Plan, unless such liquidation or reorganization is proposed in the Plan. See "Feasibility Of The Plan And The Best Interests Of Creditors Test."

          j. The Plan provides for the continuation after the Consummation Date of all retiree benefits, if any, at the level established pursuant to section 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to Confirmation of the Plan, for the duration of the period ABN has obligated itself to provide such benefits.

     ABN believes that, upon receipt of the requisite acceptances, the Plan will satisfy all the statutory requirements of Chapter 11 of the Bankruptcy Code, that ABN has complied or will have complied with all of the requirements of Chapter 11, and that the Plan is being proposed and will be submitted to the Bankruptcy Court in good faith.

     3.   Confirmation Without Acceptance Of All Impaired Classes - "Cramdown"

     ABN will request confirmation of the Plan, as it may be modified from time to time, under section 1129(a) of the Bankruptcy Code, and has reserved the right to modify the Plan to the extent, if any, that confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

     Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if it is not accepted by all impaired classes of claims and interests, as long as at least one impaired class of claims has accepted it. Thus, if the requisite acceptances are received, the Bankruptcy Court may confirm the Plan notwithstanding the rejection, deemed or otherwise, of an Impaired Class of Claims or Interests if the Plan "does not discriminate unfairly" and is "fair and equitable" as to each Impaired Class that has rejected, or is deemed to have rejected, the Plan.

     A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a rejecting impaired class is treated equally with respect to other classes of equal rank. A plan is fair and equitable as to a class of secured claims that rejects the plan if, among other things, the plan provides (i) (a) that the holders of claims in the rejecting class retain the liens securing those claims (whether the property subject to those liens is retained by the debtor or transferred to another entity) to the extent of the allowed amount of such claims and (b) that each holder of a claim in the rejecting class receives on account of its claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property, (ii) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause
(i) or (ii) of this subparagraph, or (iii) for the realization by such holders of the indubitable equivalent of such claims.

     A plan is fair and equitable as to a class of unsecured claims that rejects the plan if, among other things, the plan provides that (i) each holder of a claim in the rejecting class will receive or retain on account of its claim property that has a value, as of the effective date of the plan, equal to the allowed amount of the claim or (ii) no holder of a claim or interest that is junior to the claims of the rejecting class will receive or retain under the plan any property on account of such junior claim or interest.

     A plan is fair and equitable as to a class of equity interests that rejects the plan if the plan provides that (i) each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest or (ii) no holder of an interest that is junior to the interest of the rejecting class will receive or retain under the plan any property on account of such junior interest.

     As described above, holders of Interests in Class 12 will not receive or retain property under the Plan on account of their Interests in such Class. Accordingly, under section 1126(g) of the Bankruptcy Code, Class 12 is presumed to have rejected the Plan. ABN intends to request confirmation of the Plan under section 1129(b) of the Bankruptcy Code notwithstanding the deemed rejection of the Plan by Class 12 and reserves the right to seek confirmation of the Plan under section 1129(b) of the Bankruptcy Code notwithstanding the rejection of the Plan by other classes of Claims or Interests.

     ABN believes that the Plan may be confirmed pursuant to the above-described "cramdown" provisions, over the dissent of certain Classes of Claims and Interests, in view of the treatment proposed for such Classes. ABN believes that the treatment under the Plan of the holders of Interests in Class 12 will satisfy the "fair and equitable" test because, although no distribution will be made in respect of Interests in such Class and, as a result, such Class will be deemed to have rejected the Plan, no Class junior to this non-accepting Class will receive or retain any property under the Plan. In addition, ABN does not believe that the Plan unfairly discriminates against any dissenting Class.

     4.   Conditions To Confirmation And Consummation

          a.   CONDITIONS TO CONFIRMATION

     The following are conditions precedent to confirmation of the Plan:

     (1) The proposed Confirmation Order must be in form and substance reasonably acceptable to ABN, the Noteholders' Committee, and the Equity Committee.

     (2) ABN must have access to Cash, in the form of dividends and intercompany advances from its Subsidiaries, in an amount acceptable to ABN, to provide Reorganized ABN with working capital to meet ordinary and peak requirements.

          b.   CONDITIONS TO CONSUMMATION

     The following are conditions precedent to the occurrence of the Consummation Date, each of which may be satisfied or waived in accordance with
Article X.C of the Plan:

     (1) The Confirmation Order, in form and substance reasonably acceptable to ABN, the Noteholders' Committee, and the Equity Committee, confirming the Plan, as the same may have been modified, must have become a Final Order and must, among other things, provide that:

          i) ABN and Reorganized Company are authorized and directed to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

          ii) the provisions of the Confirmation Order must be nonseverable and mutually dependent;

          iii) all executory contracts or unexpired leases assumed or assumed and assigned by ABN during the Chapter 11 Case or under the Plan must remain in full force and effect for the benefit of Reorganized ABN or its assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease;

          iv) the transfers of property by ABN (i) to Reorganized ABN (a) must be legal, valid, and effective transfers of property, (b) vest or will vest Reorganized ABN with good title to such property free and clear of all liens, charges, Claims, encumbrances, or interests, except as expressly provided in the Plan or Confirmation Order, (c) must not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, and (d) must not subject Reorganized ABN to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability and stamp or recording tax and (ii) to holders of Claims and Interests under the Plan must be for good consideration and value;

          v) except as expressly provided in the Plan, ABN must be discharged effective upon the Confirmation Date from any "debt" (as that term is defined in section 101(12) of the Bankruptcy Code), and ABN's liability in respect thereof must be extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, known or unknown, or arising from any agreement of ABN that has either been assumed or rejected in the Chapter 11 Case or pursuant to the Plan, or obligation of ABN incurred before the Confirmation Date, or from any conduct of ABN prior to the Confirmation Date, or otherwise arising before the Confirmation Date, including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

          vi) the Plan must not provide for the liquidation of all or substantially all of the property of ABN and its confirmation is not likely to be followed by the liquidation of Reorganized ABN or the need for further financial reorganization;

          vii) all Interests in ABN must be cancelled effective upon the Distribution Date;

          viii) the Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, New Common Stock, Equity Options, Consultant Options, Rights, and New Warrants issued under the Plan in exchange for Claims against and Interests in ABN must be exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except to the extent that any holders of New Common Stock are "underwriters," as that term is defined in section 1145 of the Bankruptcy Code;

          ix) each holder of a Senior Subordinated Note Claim must be deemed to have released each Subsidiary Guarantor from such Subsidiary Guarantor's Subsidiary Guarantee; and

     (2) Reorganized ABN must have access to Cash, in the form of dividends and intercompany advances from its Subsidiaries, in an amount acceptable to Reorga nized ABN, to provide Reorganized ABN with working capital to meet ordinary and peak requirements.

     (3) The following agreements, in form satisfactory to ABN and the Noteholders' Committee, must have been executed and delivered, and all conditions precedent thereto must have been satisfied:

          i)   Reorganized ABN Certificate of Incorporation and By-laws;

          ii)  New Warrant Agreement;

          iii) Management Incentive Plan;

          iv)  Consultant Option Plan;

          v)   Second Supplemental Indenture;

          vi)  Registration Rights Agreement;

          vii) Settlement Agreement Between ABN And ABNH; and

          viii) Equity Options Agreement.

     (4) All actions, documents, and agreements necessary to implement the Plan must have been effected or executed.

     The conditions set forth in Articles X.A and X.B of the Plan, other than those set forth in Articles X.A.1, may be waived in whole or in part by ABN or Reorganized ABN with the consent of the Noteholders' Committee without further notice or a hearing.

     5.   Modifications And Amendments

     With the consent of the Noteholders' Committee and the Equity Committee, ABN may alter, amend, or modify the Plan or any Exhibits thereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to "substantial consummation" of the Plan, as defined in section 1101(2) of the Bankruptcy Code, ABN may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement approved with respect to the Plan, or the Confirmation Order, and to accomplish such matters as may be necessary to carry out the purpose and effect of the Plan so long as such proceedings do not adversely affect the treatment of holders of Claims or Interests under the Plan; provided, however, that prior notice of such proceedings will be served in accordance with the Federal Rules of Bankruptcy Procedure or order of the Bankruptcy Court.

G.   EFFECTS OF CONFIRMATION

     1.   Binding Effect

     From and after the Consummation Date, the Plan will be binding upon and inure to the benefit of ABN; all present and former holders of Claims against and Interests in ABN, whether or not such holders will receive or retain any property or interest in property under the Plan; their respective successors and assigns, including, but not limited to, Reorganized ABN; and all parties-in-interest in the Chapter 11 Case.

     2.   Discharge Of ABN

     All consideration distributed under the Plan will be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims against and Interests in the Debtor of any nature whatsoever or against any of the Debtor's assets or properties. Except as otherwise expressly provided in the Plan, entry of the Confirmation Order acts as a discharge of all Claims against, liens on, and Interests in each of the Debtor, the Debtor's assets, and its properties, arising at any time before the entry of the Confirmation Order, regardless of whether a proof of Claim or proof of Interest therefor was filed, whether the Claim or Interest is Allowed, or whether the holder thereof votes to accept the Plan or is entitled to receive a distribution thereunder, subject to the occurrence of the Consummation Date. Upon entry of the Confirmation Order, and subject to the occurrence of the Distribution Date, any holder of such discharged Claim or Interest will be precluded from asserting against the Debtor or any of its assets or properties any other or further Claim or Interest based upon any document, instrument, act, omission, transaction, or other activity of any kind or nature that occurred before the date of entry of the Confirmation Order. The Confirmation Order will be a judicial determination of discharge of all liabilities of the Debtor, subject to the occurrence of the Consummation Date.

     3.   Permanent Injunction

     Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold, or may hold Claims against, or Interests in, ABN will be permanently enjoined, on and after the Consummation Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Interest, (ii) the enforcement, attachment, collection, or recovery by any manner or means of any judgment, award, decree, or order against ABN on account of any such Claim or Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against ABN or against the property or interests in property of ABN on account of any such Claim or Interest, and (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from ABN or against the property or interests in property of ABN on account of any such Claim or Interest. The foregoing injunction will extend to successors of ABN (including, without limitation, Reorganized ABN) and their respective properties and interests in property.

     4.   Debtor Releases

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, the Debtor will release and be permanently enjoined from any prosecution or attempted prosecution of any and all causes of action which it has, may have, or claims to have against any present or former director, officer, or employee of the Debtor relating to the Chapter 11 Case or the Plan; PROVIDED, HOWEVER, that the foregoing will not operate as a waiver of or release from any causes of action arising out of (i) any express contractual obligation owing by any such director, officer, or employee of the Debtor or (ii) the willful misconduct, gross negligence, or breach of fiduciary duty of such director, officer, or employee in connection with, related to, or arising out of the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan, or the property to be distributed under the Plan.

     5.   Other Releases

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, and except as otherwise provided in the Plan or in the Confirmation Order, each of the Indenture Trustees' and the Debtor's and Reorganized Debtor's, Noteholders' Committee's, Indenture Trustees', and Equity Committee's respective members, officers, directors, agents, financial advisors, independent accountants, attorneys, employees, and representatives and their respective property will be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor, Reorganized Debtor, or any holder of a Claim against or Interest in the Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Confirmation Date in any way relating to the Chapter 11 Case or the Plan; PROVIDED, HOWEVER, that nothing in the Plan will release any Person from any claims, obligations, rights, causes of action or liabilities based upon any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of Confirmation of the Plan, the Consummation of the Plan, the administration of the Plan, or the property to be distributed under the Plan arising out of such Person's gross negligence or willful misconduct.

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, and except as otherwise provided in the Plan or in the Confirmation Order, current and former agents and employees of ABN and former officers and directors of ABN will be deemed to have released any claims against ABNH that relate to or arise from any transactions that took place prior to the spinoff of ABNH by ABN on July 20,1998, which claims concern the business or operations of ABN or ABNH.

     Notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order will release, discharge, or exculpate any non-debtor party from any debt owed to the United States Government and/or its agencies, including the PBGC, for any liability arising under the Internal Revenue Code, ERISA, the environmental laws, or any criminal laws of the United States. In addition, notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order will enjoin or prevent the Government from collecting any such liability from any such non-debtor party. Notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order will release, discharge, or exculpate ABN from any criminal laws of the United States.

     6.   Waiver Of Enforcement Of Subordination

     All Claims against and Interests in ABN and all rights and claims between or among holders of Claims and Interests relating in any manner whatsoever to Claims against and Interests in ABN, based upon any claimed subordination rights (if any), will be deemed satisfied by the distributions under the Plan to holders of Claims and Interests having such subordination rights, and such subordination rights will be deemed waived, released, discharged, and terminated as of the Consummation Date, except with respect to holders of Class 4 Claims and Class 5 Claims, which are not waiving any such rights prospectively after the Consummation Date and will retain such rights under the 10 3/8% Senior Notes Indenture, as amended by the Second Supplemental Indenture annexed to the Plan as Exhibit I. Distributions to the various Classes of Claims and Interests hereunder will not be subject to levy, garnishment, attachment, or like legal process by any holder of a Claim or Interest by reason of any claimed subordination rights or otherwise, so that each holder of a Claim or Interest will have and receive the benefit of the distributions in the manner set forth in the Plan.

     7.   Committees

     Effective twenty (20) days after the Distribution Date, the duties of any statutory committee will terminate, except with respect to any appeal of an order in the Chapter 11 Case and applications for Professional fees.

            VIII. TREATMENT OF EMPLOYEES DURING THE CHAPTER 11 CASE

     ABN intends that salaries, wages, accrued paid vacation, health related benefits, and similar employee benefits will be unaffected by the Chapter 11 Case. Employee benefit claims that accrue pre-petition will be unimpaired under the terms of the Plan. To ensure the continuity of ABN's work force and to further accommodate the unimpaired treatment of employee benefits, ABN obtained the approval of the Bankruptcy Court to honor payroll checks outstanding as of the Petition Date, to permit employees to use their accrued vacation time, and to continue paying medical and other benefits under benefit plans. Employee claims and benefits not paid or honored, as the case may be, prior to consummation of the Plan will be paid or honored in full upon consummation of the Plan or as soon thereafter as such payment or other obligation becomes due or performable.

               IX. FINANCING DURING AND AFTER THE CHAPTER 11 CASE

A.   DIVIDENDS AND INTERCOMPANY ADVANCES

     In the ordinary course of its business, ABN funds its obligations through dividends and advances from its Subsidiaries. During and after the Chapter 11 Case, ABN will continue to receive dividends and advances in an amount sufficient to fund its post-petition and post-consummation obligations.

     ABN's obligations under the 10 3/8% Senior Notes are secured by the stock of the Restricted Subsidiaries. Cash dividends paid to ABN by its Restricted Subsidiaries on account of such stock constitute "cash collateral" of the holders of the 10 3/8% Senior Notes as that term is defined in section 363(a) of the Bankruptcy Code. The Bankruptcy Code requires court approval of the use of cash collateral, unless all parties holding an interest in such cash collateral consent to the use thereof. To allow ABN's continued normal operation during and after the Chapter 11 Case, the successor indenture trustee for the 10 3/8% Senior Notes Indenture, with the consent of a majority of the holders of the aggregate principal amount of outstanding 10 3/8% Senior Notes, consented to ABN's use of its cash collateral, subject to certain restrictions and to Bankruptcy Court approval. Pursuant to the Cash Collateral Order, the Bankruptcy Court authorized ABN to use cash collateral.

B.   RABBI TRUST FUNDS

     In 1989, ABN established a post-retirement welfare benefit trust, commonly known as a "rabbi trust," to pay the post-retirement medical benefits of certain of its former employees (the "Rabbi Trust") pursuant to that certain Trust Agreement (the "Trust Agreement"), dated December 29, 1989, between ABN (as successor) and The Chase Manhattan Bank, N.A., as successor trustee (the "Rabbi Trust Trustee"). As of the June 30, 2000, the assets in the Rabbi Trust included marketable securities and cash with a fair market value of approximately $699,484. Pursuant to the terms of the Trust Agreement, the Rabbi Trust assets are available to ABN's creditors in the event of a filing by ABN of a petition under the Bankruptcy Code. ABN filed a complaint on the Petition Date seeking turnover of the Rabbi Trust corpus under 11 U.S.C. ss. 542, and filed a motion for summary judgment with respect to the complaint on July 21, 2000. In addition, the Rabbi Trust Trustee asserted that, pursuant to the terms of the Trust Agreement, the Rabbi Trust Trustee (i) has a valid and enforceable (a) right of setoff against and (b) lien upon the assets held in the Rabbi Trust securing the payment of its fees, expenses, and compensation and (ii) the right to an indemnity by ABN. ABN has not disputed these assertions, and acknowledges that it is responsible for such fees, expenses, compensation, and indemnification rights in accordance with the terms of the Trust Agreement. The parties settled the dispute, and the settlement terms were reflected in the November Confirmation Order. Pursuant to the settlement (i) each of the participants in the Rabbi Trust (the "Participants") is required to enroll in Medicare, Blue Cross/Blue Shield, and the health insurance plans offered by ABN (collectively, the "Medical Plans"), and the Medical Plans are required to be continued without interruption for the benefit of the Participants throughout their lifetimes; (ii) each of the Participants is required to submit to the Medical Plans any claims that qualify as medical care under section 105(b) of the Internal Revenue Code ("Covered Medical Claims"), and to cooperate in the coordination of benefits among the medical plans; (iii) ABN is required to reimburse the Participants for any Covered Medical Claims that remain unreimbursed by each of the Medical Plans; (iv) ABN paid $20,000 to counsel to the Participants in respect of their court-approved fees and disbursements; (v) if ABN terminates any of the Medical Plans (other than Blue Cross/Blue Shield), it is required to replace the plan with a health insurance plan with comparable benefits; (vi) if substantially all of the current executive level employees of ABN cease to be employed by the Company and are employed by an affiliate, ABN or its successor is required to permit the Participants to participate in any health insurance plans in which such executives participate; (vii) the corpus of the Rabbi Trust is to be turned over to ABN, net of the Rabbi Trustee's compensation, fees and expenses, following (a) the receipt by ABN and the Rabbi Trust Trustee of satisfactory written release agreements and (b) entry of the Confirmation Order; and (viii) each of the Participants, and any former participant of the Rabbi Trust, is enjoined from commencing any suit, action, demand, or proceeding arising out of or in connection with the Rabbi Trust of any kind whatsoever, arising at any point in time.

     Six of the seven Participants have delivered to the Rabbi Trust Trustee the releases described in clause (vii)(a) above. Because the sole remaining Participant has failed to deliver the release, the Rabbi Trust Trustee has not turned over to ABN the corpus of the Rabbi Trust. In light of the releases provided by all but one of the Participants, and the injunction against suits relating to the Rabbi Trust that is contained in the November Confirmation Order and the Plan, the Plan directs the Rabbi Trust Trustee to turn over to ABN the corpus of the Rabbi Trust, less expenses as described above.

                      X. CERTAIN FACTORS TO BE CONSIDERED

     Holders of Impaired Claims and Interests who are entitled to vote on the Plan should carefully consider the following factors before deciding whether to vote to accept or to reject the Plan.

A.   MAINTENANCE OF OPERATIONS AND POST-PETITION FINANCING

     As described above, ABN has financed its operations through dividends and advances from its Subsidiaries. Although ABN believes that it will have sufficient funds to meet its obligations under the Plan, assuming that holders of Allowed Administrative Claims and Allowed General Unsecured Claims will accept extended payment terms in respect of their claims, failure by ABN to obtain sufficient funds to meet these obligations would pose serious risks to ABN's viability, and could preclude consummation of the Plan or any other recapitalization or reorganization.

B.   CERTAIN BANKRUPTCY CONSIDERATIONS

     1.   Effect On Non-Filing Subsidiaries Or Affiliates

     The filing of the Chapter 11 Case by ABN and the publicity attendant thereto might also adversely affect the businesses of the non-filing Subsidiaries. ABN is a holding company that has no operations of its own. Because the financial viability and business of ABN is wholly dependent upon the businesses of its non-filing Subsidiaries, any downturn in the businesses of the non-filing Subsidiaries as a result of ABN's Chapter 11 case would also affect ABN's prospects. Although ABN does not believe that the Chapter 11 Case has adversely affected the businesses of the non-filing Subsidiaries in a material way, if the Chapter 11 Case becomes protracted, the possibility of adverse effects on such Subsidiaries may increase.

     2.   Failure To Confirm The Plan

     Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization of ABN (see "Feasibility Of The Plan And The Best Interests Of Creditors Test - Feasibility Of The Plan"), and that the value of distributions to dissenting holders of Claims and Interests may not be less than the value such holders would receive if ABN were liquidated under Chapter 7 of the Bankruptcy Code (see "Feasibility Of The Plan And The Best Interests Of Creditors Tests - Best Interests Test"). Although ABN believes that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

     3.   Failure To Consummate The Plan

     Consummation of the Plan is conditioned upon, among other things, entry of the Confirmation Order and an order (which may be the Confirmation Order) approving the assumption and assignment of all executory contracts and unexpired leases (other than those specifically rejected by ABN ) to Reorganized ABN or its assignees. As of the date of this Disclosure Statement, there can be no assurance that any or all of the foregoing conditions will be met (or waived) or that the other conditions to consummation, if any, will be satisfied. Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated.

C. ALLOCATION OF PLAN DISTRIBUTIONS BETWEEN PRINCIPAL AND INTEREST AND CERTAIN OTHER TAX CONSIDERATIONS

     To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, ABN intends to take the position that, for income tax purposes, such distribution will be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest. No assurances can be made in this regard. If, contrary to ABN's intended position, such a distribution were treated as being allocated first to accrued but unpaid interest, a holder of such an Allowed Claim would realize ordinary income with respect to the distribution in an amount equal to the accrued but unpaid interest not already taken into income under the holder's method of accounting.

     THERE ARE A NUMBER OF MATERIAL INCOME TAX CONSIDERATIONS, RISKS, AND UNCERTAINTIES ASSOCIATED WITH CONSUMMATION OF THE PLAN. INTERESTED PARTIES SHOULD READ CAREFULLY THE DISCUSSION SET FORTH IN THE SECTION OF THIS DISCLOSURE STATEMENT ENTITLED "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN," FOR A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES AND RISKS FOR HOLDERS OF CLAIMS AND ABN RESULTING FROM THE TRANSACTIONS OCCURRING IN CONNECTION WITH THE PLAN.

D.   INHERENT UNCERTAINTY OF FINANCIAL PROJECTIONS

     The Projections set forth in Exhibit E hereto cover ABN's operations through the period ending December 31, 2005. These Projections are based on numerous assumptions that are an integral part of the Projections, including Confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of Reorganized ABN and its Subsidiaries, industry performance, general business and economic conditions, competition, adequate financing, absence of material contingent or unliquidated litigation or indemnity claims, and other matters, many of which are beyond the control of Reorganized ABN and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of Reorganized ABN's operations. These variations may be material and may adversely affect the ability of Reorganized ABN to pay the obligations owing to certain holders of Claims and Interests entitled to distributions under the Plan and other post-Consummation Date indebtedness. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation, or other assurance of the actual results that will occur.

E.   DIVIDENDS

     ABN does not anticipate that any dividends will be paid with respect to the New Common Stock in the near term. The Projections contemplate no payment of dividends through at least the end of the projection period ending December 31, 2005.

F.   COMPETITION

     See "Business Plan For Reorganized ABN - Risk Factors Related To ABN's Business Plan - Competition."

            IX. SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN

     As of the Distribution Date, Reorganized ABN will issue the New Common Stock (including shares of New Common Stock subscribed to as part of the Rights Offering in accordance with the Rights Offering Procedures), New Warrants, Equity Options, Consultant Options, and Management Incentive Options, referred to collectively in the Plan as the "New Securities." In addition, as of the Distribution Date, Reorganized ABN will issue the Restated 10 3/8% Senior Notes and Substitute 10 3/8% Senior Notes, which notes will be identical to the 10 3/8% Senior Notes, except as modified pursuant to Article III.C.1 of the Plan and the Second Supplemental Indenture.

     The following discussion summarizes the material provisions of the New Common Stock, New Warrants, Management Incentive Options, Consultant Options, Equity Options, and Rights, including references, where applicable, to Reorganized ABN's Certificate of Incorporation and By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the New Warrant Agreement, the Management Incentive Plan, the Rights Offering Procedures, the Consultant Option Plan, the Equity Options Agreement, and the Reorganized ABN Certificate of Incorporation and By-laws, which will be included in the Plan Supplement.

A.   DESCRIPTION OF SECURITIES TO BE ISSUED

     1.   New Common Stock

     The principal terms of the New Common Stock to be issued by Reorganized ABN under the Plan will be as follows:

Authorization:                20 million shares

Initial Issuance:             11,827,142 million shares

Par Value:                    $.01 per share

Voting Rights:                One vote per share

Preemptive Rights:            None

Dividends:                    Payable at the discretion of the board of
                              directors of Reorganized ABN

     2.   New Warrants

     The principal terms of the New Warrants to be issued by Reorganized ABN under the Plan will be as follows:

Authorization:                622,481 warrants, each representing the right to
                              purchase one share of New Common Stock, equal to 5% of the New Common Stock subject to dilution by the Management Incentive Options, the Rights, the
                              Equity Options, and the Consultant Options

Initial Issuance:             622,481 warrants, each representing the right to
                              purchase one share of New Common Stock

Vesting:                      Immediately upon issuance

Term:                         Five years from the Consummation Date

Strike Price:                 311,241 warrants (the New Series 1 Warrants) will
                              have a strike price of $10.00

                              311,241 warrants (the New Series 2 Warrants) will have a strike price of $12.50

Anti-dilution Rights:         Strike price and number of shares of New Common
                              Stock issuable upon exercise will be adjusted for stock splits, dividends, recapitalization, and similar events; upon merger or consolidation of ABN, holders of New Warrants will receive market value of the New Warrants or warrants in the merged or consolidated company

     3.   Management Incentive Options

     Management Incentive Options to purchase shares of New Common Stock will be issued to certain members of the continuing management of Reorganized ABN and its Subsidiaries on the Consummation Date pursuant to the Management Incentive Plan, a copy of which is annexed to the Plan as Exhibit G.

     4.   Consultant Options

     Consultant Options that will entitle the Consultant to purchase up to 0.64% of the shares of New Common Stock on a fully-diluted basis at an exercise price of $2.50 per share will be issued to the Consultant. The Consultant Options will expire on the tenth anniversary of the effective date of the Plan.

     In the event that the Consultant is terminated for Cause (as defined in the Consultant Settlement Agreement), prior to the effective date of the Plan, the Consultant will not be granted any Consultant Options. Notwithstanding the foregoing, if the Consultant is terminated for Cause under Section 6(c)(iii) of the Consultant Settlement Agreement, and the Consultant's conviction is reversed on appeal, ABN will (x) immediately grant the Consultant or his estate, as applicable, any Consultant Options to which the Consultant would have been entitled through the date of entry of the order reversing the Consultant's conviction but for such termination for Cause and (y) will grant the Consultant or his estate, as applicable, any other Consultant Options provided as the Consultant's right to such Consultant Options accrues under the Consultant Settlement Agreement.

     5.   Equity Options

     Equity Options that will entitle the holders of Class 9 Preferred Stock Interests and Class 10 Common Stock Interests to purchase (i) up to 0.64% of the shares of New Common Stock on a fully-diluted basis at an exercise price of $2.50 per share exercisable at such time as the New Common Stock trades at an average price of $5.00 over twenty (20) consecutive trading days, and (ii) up to 0.64% of the shares of New Common Stock on a fully-diluted basis at an exercise price of $2.50 per share exercisable at such time as the New Common Stock trades at an average price of $7.50 over twenty (20) consecutive trading days, will be issued to the holders of Class 9 Preferred Stock Interests and Class 10 Common Stock Interests pursuant to the Equity Options Agreement, a copy of which is annexed to the Plan as Exhibit O.

     6.   Rights Offering

     In accordance with the terms contained in the Rights Offering Procedures previously offered to eligible holders, the Rights Offering permitted each holder of a Class 9 Preferred Stock Interest or Class 10 Common Stock Interest, other than the Consultant, entitled to vote in respect of the Plan to elect to subscribe for the Rights. The deadline to subscribe for the rights expired on October 23, 2000. Holders of Class 9 Preferred Stock Interests or Class 10 Common Stock Interests continue to have the right to exercise their right to "claw black" all or a portion of the Rights validly and effectively exercised by elected holders of Class 9 Preferred Interests or Class 10 Common Stock Interests. The period for which such "claw back" can be made will end on a day that is five days after the Consummation Date of the Plan.

     Collectively, the Rights, which will not be evidenced by certificates, consist of the right to purchase up to 10% of the issued and outstanding shares of New Common Stock on a fully diluted basis as of the Distribution Date. Each Right represents the right to purchase one share of New Common Stock for a purchase price of $8.00 per share. Subject to any requirement of the securities laws, the Rights will be transferable in accordance with the provisions set forth in the Rights Offering Procedures; PROVIDED, HOWEVER, that no Person may acquire Rights by way of transfer such that as of the Distribution Date (after giving effect to the exercise of all Rights properly subscribed to and acquired by transfer) such Person would hold an amount of New Common Stock greater than five percent (5%) of the New Common Stock issued and outstanding as of the Distribution Date.

B.   RESALE OF SECURITIES OF REORGANIZED ABN

     1.   Registration Of New Common Stock

     Under section 1145(a) of the Bankruptcy Code, the issuance of the New Common Stock, Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, New Warrants, Rights, Consultant Options, and Equity Options to be distributed under the Plan in exchange for Claims against and Interests in ABN and the subsequent resale of such securities by entities that are not "underwriters" (as defined in section 1145(b) of the Bankruptcy Code) are not subject to the registration requirements of section 5 of the Securities Act of 1933. BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, ABN MAKES NO REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN.

     Section 1145(b)(1) of the Bankruptcy Code provides:

          (b) (1) Except as provided in paragraph (2) of this subsection and except with respect to ordinary trading transactions of an entity that is not an issuer, an entity is an underwriter under section 2(11) of the Securities Act of 1933, if such entity --

               (A) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest;

               (B) offers to sell securities offered or sold under the plan for the holders of such securities;

               (C) offers to buy securities offered or sold under the plan from the holders of such securities, if such offer to buy is --

                    (i) with a view to distribution of such securities; and

                    (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or

               (D) is an issuer, as used in such section 2(11), with respect to such securities.

          (2) An entity is not an underwriter under section 2(11) of the Securities Act of 1933 or under paragraph (1) of this subsection with respect to an agreement that provides only for --

               (A) (i) the matching or combining of fractional interests in securities offered or sold under the plan into whole interests, or

                    (ii) the purchase or sale of such fractional interests from or to entities receiving such fractional interests under the plan; or

               (B) the purchase or sale for such entities of such fractional or whole interests as are necessary to adjust for any remaining fractional interests after such matching.

          (3) An entity other than an entity of the kind specified in paragraph
          (1) of this subsection is not an underwriter under section 2(11) of the Securities Act of 1933 with respect to any securities offered or sold to such entity in the manner specified in subsection (a)(1) of this section.

     Except as otherwise provided in section IV.C.2 of the Plan, ABN has no present intention to register under the Securities Act of 1933 the New Common Stock to be (i) distributed to holders of certain Claims and Interests on account of and in exchange for such Claims and Interests or (ii) reserved for future purchase pursuant to New Warrants, Rights, Equity Options, Consultant Options, and Management Incentive Options, but does intend to apply for listing of the New Common Stock on a national securities exchange or quoting in a United States automated inter-dealer quotation system and to comply with the reporting requirements of the Exchange Act with respect to the New Common Stock.

     2.   Registration Rights Agreement

     Reorganized ABN and certain holders of shares of New Common Stock who may be deemed to be "underwriters" or "affiliates" for purposes of the Securities Act will enter into the Registration Rights Agreement on or prior to the Consummation Date. Pursuant to the Registration Rights Agreement, after receipt by Reorganized ABN of audited financial statements, Reorganized ABN will use its reasonable best efforts to (i) cause the shares of New Common Stock issued hereunder to be listed on a national securities exchange or, as to the New Common Stock, quoted in the national market system of the National Association of Securities Dealers' Automated Quotation System, (ii) file and have declared effective as soon as possible thereafter a registration statement or registration statements under the Securities Act of 1933, as amended (the "Securities Act"), for the offering on a continuous or delayed basis in the future of the shares of New Common Stock, Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, New Warrants, and Equity Options, and the New Common Stock which may be issued upon exercise of such New Warrants and Equity Options (the "Shelf Registration"), (iii) cause to be filed with the Securities and Exchange Commission a registration statement on Form 10 under the Exchange Act with respect to the New Common Stock, if required (iv) keep the shelf registration effective for a three-year period, and (v) supplement or make amendments thereunder or in accordance with the terms of the Registration Rights Agreement, and have such supplements and amendments declared effective as soon as practicable after filing.

     3.   Lack Of Established Market For New Securities

     There may be certain restrictions on the ability of holders of New Securities to sell, transfer, or otherwise freely dispose of such New Securities received under the Plan if the holders are "issuers" or "dealers" under sections 2(11) and 2(12), respectively, of the Securities Act of 1933, or "underwriters," as defined in section 1145(b) of the Bankruptcy Code. Moreover, the New Securities will be issued pursuant to the Plan to holders of Claims and Interests, some of whom may prefer to liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market for the New Securities may be volatile, at least for an initial period after the Distribution Date, and indeed may be depressed for a period of time immediately following the Consummation Date until the market has had time to absorb these sales and to observe the post-Consummation Date performance of Reorganized ABN. Other factors, such as the statutory restrictions on transferability and the likelihood that Reorganized ABN will not declare dividends for the foreseeable future, may further depress the market for the New Securities. In addition, although the Plan and the Projections were prepared based upon an assumed reorganization value range as described below in "Feasibility Of The Plan And The Best Interests Of Creditors Test - Valuation Of Reorganized ABN," such valuation was not an estimate of the price at which the New Securities may trade in the market, and ABN has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market price that will prevail following the Distribution Date. See "Feasibility of the Plan and the Best Interests of Creditors Test - Valuation Of Reorganized ABN".

     XII. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

     THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN ANTICIPATED U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS PROPOSED IN THE PLAN TO ABN AND TO THE HOLDERS OF CLAIMS AGAINST AND INTERESTS IN ABN WHO HOLD SUCH CLAIMS AND INTERESTS AS CAPITAL ASSETS. THE SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "TAX CODE"), THE TREASURY REGULATIONS PROMULGATED THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE, ALL AS IN EFFECT AS OF THE DATE HEREOF AND ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT THAT COULD ADVERSELY AFFECT ABN, ITS CREDITORS, AND EQUITY SECURITY HOLDERS.

     THE SUMMARY DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A CLAIM OR INTEREST IN LIGHT OF ITS PARTICULAR FACTS AND CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS OF CLAIMS OR INTERESTS SUBJECT TO SPECIAL TREATMENT UNDER THE TAX CODE (FOR EXAMPLE, FOREIGNERS, FINANCIAL INSTITUTIONS, BROKER-DEALERS, LIFE INSURANCE COMPANIES, AND TAX-EXEMPT ORGANIZATIONS) AND ALSO DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THE FOLLOWING SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS WHOSE CLAIMS ARE UNIMPAIRED UNDER THE PLAN OR WHOSE CLAIMS WILL BE PAID IN FULL IN CASH UPON CONSUMMATION OF THE PLAN.

     IN ADDITION, A SUBSTANTIAL AMOUNT OF TIME MAY ELAPSE BETWEEN THE CONFIRMATION DATE AND THE RECEIPT OF A FINAL DISTRIBUTION UNDER THE PLAN. EVENTS SUBSEQUENT TO THE DATE OF THIS DISCLOSURE STATEMENT, SUCH AS ADDITIONAL TAX LEGISLATION, COURT DECISIONS, OR ADMINISTRATIVE CHANGES, COULD AFFECT THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREUNDER. NO RULING WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE (THE "SERVICE") WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PLAN AND NO OPINION OF COUNSEL HAS HERETOFORE BEEN OBTAINED BY ABN WITH RESPECT THERETO. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

A.   FEDERAL INCOME TAX CONSEQUENCES TO ABN

     1.   Cancellation Of Indebtedness Income

     A taxpayer generally must include in gross income the amount of any discharged indebtedness realized during the taxable year, except to the extent that payment of such indebtedness would have given rise to a deduction. Such amounts, however, are not included in income when the discharge of indebtedness is accomplished pursuant to a plan approved by the court in a case under the Bankruptcy Code. Instead, the amount of discharged indebtedness that would otherwise have been required to be included in income will be applied to reduce certain tax attributes of the taxpayer generally in the following order: net operating losses ("NOLs") for the current period, NOL carryovers, general business credit carryovers, capital loss carryovers, the taxpayer's basis in its property, and foreign tax credit carryovers. Section 108(b)(5) of the Tax Code permits a corporation in bankruptcy proceedings to elect to apply the required attribute reduction to reduce first the basis of its depreciable property to the extent of such basis, with any excess applied next to reduce its NOLs and NOL carryovers and then certain other tax attributes. ABN has not yet determined whether it will make such election.

     Under the Plan, satisfaction of the Claims would give rise to discharge of indebtedness income to Reorganized ABN in an amount equal to the difference between (i) the sum of the adjusted issue prices (as defined for U.S. federal income tax purposes) of those Claims and (ii) the sum of (a) the amount of cash, if any, paid by Reorganized ABN in partial satisfaction of such Claims, (b) the issue price of any debt instrument issued in satisfaction of such Claims and (c) the fair market value of stock and other consideration issued in satisfaction of such Claims, except to the extent that any such consideration is received with respect to discharged Claims that would have given rise to a deduction had they been paid in full, but not to the extent that a deduction for such amounts has already been claimed.

     ABN believes that it will realize approximately $29 million of discharge of indebtedness income pursuant to the Plan. The appropriate valuation of the consideration to be issued in satisfaction of Claims is, however, subject to both legal and factual uncertainty (including issues relating to the proper classification of the securities to be issued and whether or not they are publicly traded), and thus the amount of discharge of indebtedness income could differ substantially from ABN's determination.

     Because the discharge will be accomplished pursuant to a plan approved by a court in a case under the Bankruptcy Code and affects certain accruals that have not been deducted in computing taxable income, Reorganized ABN will not be required to recognize income, if any, in respect of such discharge. Instead, the amount of such discharge (less the amount of discharged accruals that have not been deducted in computing taxable income) will reduce ABN's NOLs and/or NOL carryovers existing after the determination of Reorganized ABN's taxable income for the taxable year in which the discharge occurs.

     2. Deductions Of Accrued Interest And Original Issue Discount By Reorganized ABN

     To the extent that a portion of the consideration issued to Creditors pursuant to the Plan is attributable to accrued and unpaid interest on their Claims, Reorganized ABN would be entitled to interest deductions in the amount of such accrued interest, to the extent ABN has not already deducted such amounts.

     3.   Limitations On NOLs And NOL Carryforwards And Other Tax Attributes

     Following the implementation of the Plan, any consolidated NOLs (and carryforwards thereof) and certain other tax attributes of ABN allocable to periods prior to the Consummation Date also will be subject to the limitations imposed by Section 382 of the Tax Code ("Section 382").

     Under Section 382, if a corporation undergoes an "ownership change," the amount of its pre- change losses that may be utilized to offset future taxable income is, in general, subject to an annual limitation. Such limitation also may apply to certain losses or deductions which are "built-in" (I.E., economically accrued but unrecognized) as of the date of the ownership change and that are subsequently recognized. The issuance of New Common Stock and New Warrants pursuant to the Plan will constitute an ownership change of ABN for purposes of
Section 382.

     The amount of the annual limitation to which ABN would be subject (the "NOL Limitation") should generally be equal to the product of (i) the lesser of the value of the equity of Reorganized ABN immediately after the ownership change or the value of ABN's consolidated gross assets immediately before such change (without regard to liabilities and with certain other adjustments) and (ii) the "long-term tax-exempt rate" in effect for the month of the Consummation Date as published in the Internal Revenue bulletin of the United States Treasury Department. If ABN does not continue its historic business or use a significant portion of its business assets in a new business for two years after the ownership change, however, the NOL Limitation would be zero.

     ABN believes that its NOL Limitation may materially limit the amount of future income that may be offset with its pre-change losses. There can be no assurances that the Service will not challenge ABN's determination of its NOL Limitation, or that ABN would prevail if its determina tion of the NOL Limitation were challenged. If the Service were successful in challenging ABN's determination of its NOL Limitation, ABN may not be able to utilize the NOLs as indicated in this Disclosure Statement.

     As stated above, Section 382 also can operate to limit built-in losses recognized subsequent to the date of the ownership change. If a loss corporation has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and all items of "built-in" income and deductions), then any built-in losses recognized during the following five years (up to the amount of the original net built-in loss) generally will be treated as a pre-change loss and similarly will be subject to the annual limitation. Conversely, if the loss corporation has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized during the following five years (up to the amount of the original net built-in gain) generally will increase the annual limitation in the year recognized, such that the loss corporation would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. In general, a loss corporation's net unrealized built-in gain or loss will be deemed to be zero unless it is greater than the lesser of (i) $10 million or (ii) 15% of the fair market value of its assets (with certain adjustments) before the ownership change.

     An exception to the foregoing annual limitation (and built-in gain and loss) rules generally applies when shareholders and qualified creditors of the debtor receive at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed Chapter 11 plan. Under this exception, a debtor's pre-change losses are not limited on an annual basis but are reduced by the amount of any interest deductions claimed during the three taxable years preceding the effective date of the reorganization, and during the part of the taxable year prior to and including the reorganiza tion, in respect of the debt converted into stock in the reorganization. Moreover, if this exception applies, any additional ownership change of the debtor within a two-year period will preclude the debtor's utilization of any pre-change losses at the time of the subsequent ownership change against future taxable income.

     A qualified creditor generally includes a creditor who has held its debt for at least 18 months prior to the filing of the Chapter 11 case. In addition, any stock received by a creditor who does not become a direct or indirect 5% shareholder of the reorganized debtor generally will be treated as received by a qualified creditor, other than in the case of any creditor whose participation in the plan makes evident to the debtor that the creditor has not owned the debt for the requisite period.

     ABN will continue to evaluate whether it might qualify for this exception. Even if this exception is available to ABN, however, ABN may elect not to apply this exception, and instead may remain subject to the annual limitation and built-in gain and loss rules described above. ABN will continue to evaluate the merits of making such an election, and may do so at its discretion.

     4.   Alternative Minimum Tax

     Under certain circumstances, a corporation may incur alternative minimum tax liability even when NOLs and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that the ABN will be liable for the alternative minimum tax.

B.   FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND INTERESTS

     As discussed below, the Plan may result in actual or deemed exchanges of the various Claims and Interests. In general, if there is an actual or deemed exchange, a holder of a Claim or Interest would recognize gain or loss equal to the difference between the amount of cash and fair market value of property (or issue price, in the case of debt instruments) deemed or actually received and the holder's adjusted tax basis in the Claim or Interest deemed or actually surrendered in exchange therefor. Assuming that the holder holds the Claim or Interest as a capital asset, any gain or loss recognized on the deemed or actual exchange would generally be capital in character. In addition, the holder's tax basis in the property deemed or actually received would be equal to the fair market value (or issue price, in the case of debt instruments) of such property on the date of receipt, and the holding period for such property would begin on the day following the date of receipt.

     If, however, the relevant Claim or Interest is a "security" or "stock" for U.S. federal income tax purposes, the holder's deemed or actual exchange may qualify as a "recapitalization" (within the meaning of Section 368(a) of the Tax
Code), in which case, subject to certain exceptions, (i) the holder would generally recognize neither gain nor loss on the exchange (other than gain, but not loss, to the extent of the lesser of (a) the amount realized on the exchange or (b) the amount of money and fair market value of any property received other than a qualified ABN security or stock), (ii) the holder's aggregate tax basis in the property received would equal the aggregate tax basis of the property surrendered in exchange therefor and (iii) the holder's holding period for the property received would include its holding period for the property surrendered in exchange therefor.

     In general, to the extent any amount received (whether stock, cash, or other property) by a holder of a debt is received in satisfaction of interest accrued during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest claimed was previously included in such holder's gross income and is not paid in full.

     The market discount provisions of the Tax Code may apply to holders of certain Claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a "market discount bond" as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, its revised issue price) exceeds the tax basis of the debt obligation in the holder's hands immediately after its acquisition. A debt obligation will not be a "market discount bond," however, if such excess is less than a statutory DE MINIMIS amount. Gain recognized by a Claim holder with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Claim holder's period of ownership, unless the Claim holder elected to include accrued market discount in taxable income currently. A holder of a market discount bond that is required under the market discount rules of the Tax Code to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond may be allowed to deduct such interest, in whole or in part, on disposition of such bond.

     Further, the Tax Code provides that if the Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes are treated as being purchased at a "premium," for federal income tax purposes, holders will not be required to include in income any original issue discount with respect to such notes. The Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes, as the case may be, will be considered to be purchased at a "premium" for federal income tax purposes if a holder's adjusted tax basis in such notes, immediately after the receipt of such notes, exceeds the sum of all amounts payable on such notes after such date, other than payments of qualified stated interest on such notes.

     If the Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes, as the case may be, are not treated as being purchased at a "premium" for federal income tax purposes, then any original issue discount that exists with respect to such notes may nevertheless be reduced if such notes are treated as being purchased at an "acquisition premium" for federal income tax purposes. Such notes will be considered to be purchased at an "acquisition premium" for federal income tax purposes if such notes are not purchased at a "premium" and a holder's adjusted tax basis in such notes, immediately after the receipt of such notes, is greater than such note's "adjusted issue price" (as defined below). If a Restated 10 3/8% Senior Note or Substitute 10 3/8% Senior Note, as the case may be, is purchased at an "acquisition premium," then any original issue discount with respect to such note may be reduced by a fraction, where (i) the numerator of such fraction is equal to the excess of the holder's adjusted tax basis in such note minus the adjusted issue price of such note, and where (ii) the denominator is the sum of all amounts payable on such note after the date of the exchange, other than qualified stated interest, minus such note's adjusted issue price.

     The adjusted issue price of the Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes will initially be equal to their respective issue prices. Thereafter, the adjusted issue price at the beginning of any subsequent accrual period will be equal to the adjusted issue price at the beginning of the preceding accrual period, plus the amount of original issue discount allocable to the preceding accrual period, minus any payments made during the preceding accrual period, other than qualified stated interest.

     A holder may elect to take a tax deduction if such holder is considered to have Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes with "premium" for federal income tax purposes. If a portion of the premium is amortized each year, a holder's basis in his Restated 10 3/8% Senior Notes or Substitute 10 3/8% Senior Notes, as the case may be, must be reduced to reflect the amortization.

     Application of the "premium" and "acquisition premium" rules are complex, and therefore holders are urged to consult their own tax advisors concerning the possible application of these rules.

     In addition, the tax treatments discussed herein may depend on, among other things, (i) the manner in which a holder acquired its Claim or Interest, (ii) the length of time the Claim or Interest has been held, (iii) whether the holder has taken a bad deduction in the current or prior years, and (iv) the holder's method of tax accounting. THEREFORE, HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS FOR INFORMATION THAT MAY BE RELEVANT TO THEIR PARTICULAR SITUATIONS AND CIRCUMSTANCES AND THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS AS A RESULT THEREOF.

     1. Federal Income Tax Consequences To Holders Of Allowed Class 4 11 5/8% Senior Note Claims

     Pursuant to the Plan, each holder of an Allowed Class 4 11 5/8% Senior Note Claim will, in the sole discretion of ABN, receive either (i) its Pro Rata share of the Substitute 10 3/8% Senior Notes or (ii) such other treatment as to which ABN and such holder have agreed in writing. ABN believes that the receipt of Substitute 10 3/8% Senior Notes pursuant to the treatment described in clause
(i) of the previous sentence should be treated as a taxable exchange of Substitute 10 3/8% Senior Notes for the existing 11 5/8% Senior Notes because the Substitute 10 3/8% Senior Notes should not qualify as securities for federal income tax purposes (as discussed below).

     If either the 11 5/8% Senior Notes or the Substitute 10 3/8% Senior Notes are treated as "publicly traded" for federal income tax purposes, a holder would generally be required to include in income as original issue discount the difference, if any, between the stated principal amount of the Substitute 10 3/8% Senior Notes received over their fair market value at the time of the exchange, subject to the discussion above regarding premium and acquisition premium. A holder would generally be required to include any such original issue discount in income during the period it holds its Substitute 10 3/8% Senior Notes, using a constant yield-to-maturity method that takes into account the compounding of interest. A holder will recognize income without a corresponding receipt of cash as a result of this original issue discount and any in-kind interest payments.

     2. Federal Tax Consequences To Holders Of Allowed Class 5 10 3/8% Senior Note Claims

     Pursuant to the Plan, Allowed Class 5 10 3/8% Senior Note Claims will be Reinstated, subject to certain modifications, including an increase in the principal amount of such Claims. This increase, as well as certain of the other modifications, should constitute a "significant modification" of the terms of the 10 3/8% Senior Notes for federal income tax purposes. Accordingly, ABN believes that holders of Allowed Class 5 10 3/8% Senior Note Claims should be deemed for U.S. federal income tax purposes to exchange the "old" 10 3/8% Senior Notes for "new" 10 3/8% Senior Notes in a taxable exchange. A deemed exchange may, however, qualify as a "recapitalization," if the "old" 10 3/8% Senior Notes and "new" 10 3/8% Senior Notes were treated as "securities" for federal income tax purposes (as discussed below), but such treatment is subject to substantial uncertainty.

     Whether a deemed exchange qualifies as a recapitalization depends upon whether the 10 3/8% Senior Notes constitute "securities" for federal income tax purposes, both before and after the deemed exchange. The term "security" is not defined in the Tax Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt instrument constitutes a "security" depends upon an overall evaluation of the nature of the debt instrument. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments issued with a weighted average maturity at issuance of five years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt instruments with a weighted average maturity at issuance of ten years or more constitute securities. The "new" 10 3/8% Senior Notes are expected to have an average weighted maturity of approximately two years upon the consummation of the Plan. It is not clear, therefore, whether "new" 10 3/8% Senior Notes would constitute "securities" and therefore whether any deemed exchange would qualify as a recapitalization. ABN intends to take the position that, for federal income tax purposes, the "new" 10 3/8% Senior Notes do not constitute "securities" and that, accordingly, the deemed exchange of "old" 10 3/8% Senior Notes for "new" 10 3/8% Senior Notes should be fully taxable for federal income tax purposes.

     If either the "old" 10 3/8% Senior Notes or the "new" 10 3/8% Senior Notes are treated as "publicly traded" for federal income tax purposes, a holder would generally be required to include in income as original issue discount the difference, if any, between the stated principal amount of the "new" 10 3/8% Senior Notes received over their fair market value at the time of the exchange, subject to the discussion above regarding premium and acquisition premium. A holder would generally be required to include any such original issue discount in income during the period it holds its "new" 10 3/8% Senior Notes, using a constant yield-to-maturity method that takes into account the compounding of interest. A holder will recognize income without a corresponding receipt of cash as a result of this original issue discount and any in-kind interest payments.

     3. Federal Income Tax Consequences To Holders Of Allowed Class 6 11 1/4% Senior Subordinated Note Claims

     Pursuant to the Plan, each holder of an Allowed Class 6 11 1/4% Senior Subordinated Note Claim (a "Class 6 Holder") will receive New Common Stock in exchange for such Allowed Class 6 11 1/4% Senior Subordinated Note Claim. The federal income tax consequences of the Plan to a Class 6 Holder depends, in part, on whether such claim constitutes a "security" for federal income tax purposes. As discussed above, the determination of whether a particular debt instrument constitutes a "security" depends upon an overall evaluation of the nature of the debt. The following discussion assumes that at all relevant times the Class 6 11 1/4% Senior Subordinated Note Claims (the "Class 6 Claims") constitute "securities" for federal income tax purposes.

     In general, each Class 6 Holder will not recognize any gain or loss upon consummation of the Plan (except possibly in respect of any Claim for accrued interest not previously included in income under such holder's method of accounting). Accordingly, a Class 6 Holder's aggregate tax basis in the New Common Stock received in satisfaction of such holder's Claim will equal such Class 6 Holder's adjusted tax basis in its Class 6 Claim, decreased by any deduction claimed in respect of any unpaid previously accrued interest. In general, a Class 6 Holder's holding period for the New Common Stock received will include such Class 6 Holder's holding period for the Class 6 Claim, except to the extent the New Common Stock was issued in respect of a Claim for accrued interest.

     4. Federal Income Tax Consequences To Holders Of Allowed Class 7 Convertible Subordinated Note Claims

     Pursuant to the Plan, each holder of an Allowed Class 7 Convertible Subordinated Note Claim will receive New Common Stock in exchange for such Allowed Class 7 Convertible Subordinated Note Claim. Each holder of an Allowed Class 7 Convertible Subordinated Note Claim will be subject to the same federal income tax consequences as those described above for Class 6 Holders.

     5. Federal Income Tax Consequences To Holders Of Allowed Class 8 Unsurrendered Preferred Stock Claims

     Pursuant to the Plan, each holder of an Allowed Class 8 Unsurrendered Preferred Stock Claim will receive New Common Stock in exchange for such Allowed Class 8 Unsurrendered Preferred Stock Claim. In general, each holder of an Allowed Class 8 Unsurrendered Preferred Stock Claim (a "Class 8 Holder") will not recognize any gain or loss upon consummation of the Plan. Accordingly, a Class 8 Holder's aggregate tax basis in the New Common Stock received in satisfaction of its Claim will equal such holder's adjusted tax basis in its Claim. A Class 8 Holder's holding period for the New Common Stock received will include its holding period for the Class 8 Claim.

     6. Federal Income Tax Consequences To Holders Of Allowed Class 9 Preferred Stock Interests

     Pursuant to the Plan, each holder of an Allowed Class 9 Preferred Stock Interest ("Class 9 Holder") shall receive New Common Stock, New Warrants, Equity Options and rights under the Rights Offering in exchange for such Allowed Class 9 Preferred Stock Interest ("Class 9 Interest"). In general, each Class 9 Holder should not recognize any gain or loss upon consummation of the Plan. Accordingly, a Class 9 Holder's aggregate tax basis in the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received in satisfaction of its Class 9 Interest should equal such Class 9 Holder's adjusted tax basis in its Class 9 Interest. A Class 9 Holder's holding period for the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received should include its holding period for the Class 9 Interest. A Class 9 Holder's aggregate tax basis must be allocated between the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received on the basis of the relative fair market values of each.

     Under the Tax Code, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury regulations have been issued, no Treasury regulations have been promulgated to address the tax treatment of such funds in a bankruptcy context. Accordingly, the proper tax treatment of such funds is uncertain. Depending on the facts and the relevant law, such funds possibly could be treated as grantor trusts, separately taxable trusts, or otherwise.

     ABN presently intends to treat the assets held in the Equity Reserve as held by a grantor trust with respect to which the holders of Allowed Class 9 and Class 10 Claims as applicable, are treated as the grantors. Accordingly, such holders will be subject to current taxation on any earnings generated by the assets held in the Equity Reserve. There can be no assurance that the IRS will respect the foregoing treatment. For example, the IRS may characterize the Equity Reserve as a grantor trust for the benefit of Reorganized ABN, or as otherwise owned by and taxable to Reorganized ABN. Alternatively, the IRS could characterize the Equity Reserve as a so-called "complex trust" subject to a separate entity level tax on its earnings, except to the extent that such earnings are distributed during the taxable year. Moreover, due to the possibility that the amounts of the consideration received by a holder of an Allowed Class 9 or Class 10 Claim may increase or decrease, depending on whether the Equity Reserve is treated as a grantor trust, the holder could be prevented from recognizing a loss until the time at which there are no assets at all remaining in the Equity Reserve.

     Holders of Allowed Class 9 and Class 10 Claims are urged to consult their tax advisors regarding the potential U.S. federal income tax treatment of the Equity Reserve and the conse quences to them of such treatment (including the effect on the computation of a holder's gain or loss in respect of its Claim, the subsequent taxation of any distributions from the Equity Reserve, and the possibility of taxable income without a corresponding receipt of cash or property with which to satisfy the tax liability).

     7. Federal Income Tax Consequences To Holders Of Allowed Class 10 Common Stock Interests

     Pursuant to the Plan, each holder of an Allowed Class 10 Common Stock Interest (a "Class 10 Holder") will receive New Common Stock, New Warrants, Equity Options and rights under the Rights Offering in exchange for such Allowed Class 10 Common Stock Interest. In general, a Class 10 Holder will not recognize any gain or loss upon consummation of the Plan. Accordingly, a Class 10 Holder's aggregate tax basis in the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received in satisfaction of its Interest will equal such holder's adjusted tax basis in its Interest. A Class 10 Holder's holding period for the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received will include such holder's holding period for the Interest. A Class 10 Holder's aggregate tax basis must be allocated between the New Common Stock, New Warrants, Equity Options and rights under the Rights Offering received on the basis of the fair market value of each.

     The consequences of the Equity Reserve to holders of Allowed Class 10 Claims are the same as those described above with respect to holders of Allowed Class 9 Claims.

     8. Federal Income Tax Consequences To Holders Of Allowed Class 11 Securities Claims

     Pursuant to the Plan, each holder of an Allowed Class 11 Securities Claim (a "Class 11 Holder") will receive New Common Stock and New Warrants in settlement of its Claim. The tax treatment for such a holder will depend upon the origin of its Securities Claim. If the Class 11 Holder's Securities Claim is for lost business profits, then such a Class 11 Holder will generally be subject to tax on ordinary income in an amount equal to the fair market value of the New Common Stock and New Warrants received by such Class 11 Holder. A Class 11 Holder should consult its own tax advisor regarding the federal income tax consequences of its receiving New Common Stock and New Warrants in settlement of its claim.

     9. Federal Income Tax Consequences To Holders Of Allowed Class 12 Warrants Interests

     A holder of an Allowed Class 12 Warrants Interest whose Interest is cancelled pursuant to the Plan will generally incur a capital loss in an amount equal to such holder's aggregate tax basis in such Warrants Interest.

     THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN ABN ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE PLAN.

                   XIII. FEASIBILITY OF THE PLAN AND THE BEST
                           INTERESTS OF CREDITORS TEST

A.   FEASIBILITY OF THE PLAN

     As a condition to confirmation of a plan, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. This is the so-called "feasibility test". In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies the feasibility test, ABN's management has, through the development of four-year financial Projections, as set forth in Exhibit E to this Disclosure Statement, analyzed the ability of Reorganized ABN to maintain sufficient liquidity and capital resources to (a) conduct its business and (b) meet its obligations under the Plan. The Projections were also prepared to assist each holder of a Claim or equity Interest in Classes 4, 5, 6, 7, 8, 9, 10, 11(a), and 11(b) in determining whether to accept or reject the Plan.

     The Projections indicate that Reorganized ABN should have sufficient cash flow to (i) make the payments required under the Plan on the Consummation Date, assuming that holders of Allowed Administrative Claims and Allowed General Unsecured Claims will accept extended payment terms in respect of their claims,
(ii) repay and service debt obligations subject to the Company's ability to access domestic and foreign capital markets, and (iii) maintain operations on a going-forward basis. Accordingly, ABN believes that the Plan complies with section 1129(a)(11) of the Bankruptcy Code. The Projections should be read in conjunction with the assumptions, qualifications, and footnotes to tables containing the Projections set forth herein. The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice. The Projections are based on assumptions existing as of March 31, 2002 related, in part, to the economic, competitive, and general business conditions prevailing at the time. While as of the date of this Disclosure Statement such economic, competitive, and general business conditions have not materially changed, any future changes in these conditions may materially impact the ability of ABN to achieve the Projections.

     THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. ABN'S INDEPENDENT AUDITORS HAVE NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAVE NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

     ABN DOES NOT, AS A MATTER OF COURSE, PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS, OR CASH FLOWS. ACCORDINGLY, ABN DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS AND EQUITY INTERESTS PRIOR TO THE CONSUMMATION DATE OR TO HOLDERS OF NEW COMMON STOCK OR ANY OTHER PARTY AFTER THE CONSUMMATION DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

     THE PROJECTIONS PROVIDED HEREIN HAVE BEEN PREPARED EXCLUSIVELY BY ABN'S MANAGEMENT. THESE PROJECTIONS, ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, ALTHOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND ABN'S CONTROL. ABN CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE FINANCIAL PROJECTIONS OR TO REORGANIZED ABN'S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE "CERTAIN FACTORS TO BE CONSIDERED" FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT COULD AFFECT FINANCIAL FEASIBILITY OF THE PLAN.

     FINALLY, THE FOLLOWING PROJECTIONS INCLUDE ASSUMPTIONS AS TO THE ENTERPRISE VALUE OF REORGANIZED ABN, THE FAIR VALUE OF ITS ASSETS AND ITS ACTUAL LIABILITIES AS OF THE CONSUMMATION DATE. ACTUAL ENTERPRISE VALUE, ASSET VALUES, AND LIABILITIES ON THE CONSUMMATION DATE COULD BE MATERIALLY GREATER OR LOWER THAN THE VALUES ASSUMED IN THE FOREGO ING PROJECTIONS.

B.   BEST INTERESTS TEST

     Even if the Plan is accepted by each class of holders of Impaired Claims and Interests, the Bankruptcy Code requires that the Bankruptcy Court find that the Plan is in the best interests of all holders of Claims and Interests that are Impaired by the Plan and that have not accepted the Plan. The "best interests" test, set forth in section 1129(a)(7) of the Bankruptcy Code, requires a bankruptcy court to find either that all members of an impaired class of claims have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code on such date.

     To calculate the probable distribution to members of each impaired class of holders of claims and equity interests if a debtor were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case were converted to a Chapter 7 case under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

     The amount of liquidation value available to holders of Unsecured Claims against and Interests in ABN would be reduced by, first, Secured Claims (to the extent of the value of their collateral), and second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 Case. Costs of a liquidation of ABN under Chapter 7 of the Bankruptcy Code would include the compensation of a Chapter 7 trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by ABN in the Chapter 11 Case (such as compensation of attorneys, financial advisors, and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of ABN during the pendency of the Chapter 11 Case. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of equity Interests. The liquidation would also prompt the rejection of executory contracts and unexpired leases and thereby create a significantly greater amount of Unsecured Claims.

     In a Chapter 7 liquidation, no junior class of claims may be paid unless all classes of claims senior to such junior class are paid in full. Section 510(a) of the Bankruptcy Code provides that subordination agreements are enforceable in a bankruptcy case to the same extent that such subordination is enforceable under applicable non-bankruptcy law. Therefore, no class of claims that is contractually subordinated to another class would receive any payment on account of its claims, unless and until such senior class were paid in full.

     Once the Bankruptcy Court determines the recoveries in liquidation of ABN's secured and priority Creditors, it would then determine the probable distribution to unsecured Creditors from the remaining available proceeds of the liquidation. If this probable distribution has a value greater than the distributions to be received by the unsecured Creditors under the Plan, then the Plan is not in the best interests of Creditors and cannot be confirmed by the Bankruptcy Court. As shown in the Liquidation Analysis annexed hereto as Exhibit D and discussed in further detail below, ABN believes that each Class of Impaired Claims and Interests will receive more under the Plan than it would receive if ABN were liquidated.

C.   LIQUIDATION ANALYSIS

     As noted above, ABN believes that under the Plan each holder of Impaired Claims and Interests will receive property with a value not less than the value such holder would receive in a liquidation of ABN under Chapter 7 of the Bankruptcy Code. ABN's belief is based primarily upon extensive consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to Creditors and Interest holders, including, but not limited to, (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a Chapter 7 trustee and professional advisors to the trustee, including investment bankers, (ii) the erosion in value of assets in a Chapter 7 case in the context of the rapid liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail, (iii) the adverse effects on ABN's businesses as a result of the likely departure of key employees, (iv) the reduction of value associated with a Chapter 7 trustee's operation of ABN's businesses, (v) the substantial delay in distributions to ABN's Creditors and Interest holders that would likely ensue in a Chapter 7 liquidation, and (vi) the adverse tax consequences associated with the sale of ABN's assets. ABN's belief is also based upon the liquidation analysis it prepared with the assistance of The Blackstone Group, L.P. ("Blackstone"), its financial advisors, which is annexed to this Disclosure Statement as Exhibit D (the "Liquidation Analysis"). The Liquidation Analysis does not reflect the likely delay in distributions to creditors in a liquidation scenario, which, if considered, would only further reduce the present value of any liquidation proceeds.

     ABN believes that any liquidation analysis is speculative because such an analysis is necessarily premised upon assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of ABN. Thus, there can be no assurance as to values that would actually be realized in a Chapter 7 liquidation, nor can there be any assurance that a bankruptcy court would accept ABN's conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

     For example, the Liquidation Analysis necessarily contains an estimate of the amount of Claims that will ultimately become Allowed Claims. This estimate is based solely upon ABN's review of its books and records and ABN's estimates as to additional Claims that may be filed in the Chapter 11 Case or that would arise in the event of a conversion of the case from Chapter 11 to Chapter 7. No order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the Liquidation Analysis. In preparing the Liquidation Analysis, ABN has projected an amount of Allowed Claims that is at the lower end of a range of reasonableness such that, for purposes of the Liquidation Analysis, the largest possible liquidation dividend to holders of Allowed Claims and Interests can be assessed. The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims and Interests under the Plan. The annexed Liquidation Analysis is provided solely to disclose to holders the effects of a hypothetical Chapter 7 liquidation of ABN, subject to the assumptions set forth therein.

     To the extent that Confirmation of the Plan requires the establishment of amounts for the Chapter 7 liquidation value of ABN, funds available to pay Claims, and the reorganization value of ABN, the Bankruptcy Court will determine those amounts at the Confirmation Hearing.

D.   VALUATION OF REORGANIZED ABN

     In conjunction with formulating the Plan, ABN determined that it was necessary to estimate the post-confirmation going concern enterprise value for Reorganized ABN. Accordingly, ABN, with Blackstone's assistance, prepared such a valuation.

     1.   Valuation Overview

     THE ESTIMATES OF ENTERPRISE VALUE SET FORTH HEREIN REPRESENT HYPOTHETICAL REORGANIZATION ENTERPRISE VALUES THAT WERE DEVELOPED SOLELY FOR THE PURPOSE OF THE PLAN. SUCH ESTIMATES REFLECT COMPUTATIONS OF THE ESTIMATED ENTERPRISE VALUE OF REORGANIZED ABN THROUGH THE APPLICATION OF VARIOUS GENERALLY ACCEPTED VALUATION TECHNIQUES AND DO NOT REFLECT OR CONSTITUTE APPRAISALS OF THE ASSETS OF ABN OR THE ACTUAL MARKET VALUE OF ABN. BECAUSE SUCH ESTIMATES ARE INHERENTLY UNCERTAIN, NEITHER ABN NOR BLACKSTONE ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. IN ADDITION, BLACKSTONE DID NOT INDEPENDENTLY VERIFY ABN'S PROJECTIONS IN CONNECTION WITH THE VALUATION, AND NO INDEPENDENT EVALUATIONS OR APPRAISALS OF ABN'S ASSETS WERE SOUGHT OR OBTAINED THEREWITH.

     In assisting management in preparing the valuation, Blackstone, among other things: (i) reviewed certain financial statements of ABN for recent years and interim periods, (ii) reviewed certain internal financial and operating data prepared by ABN, (iii) considered the Projections, and reviewed the assumptions underlying the Projections prepared by the management of ABN, (iv) discussed the current operations and prospects of the business with the management of ABN, (v) reviewed certain financial and stock market information of certain publicly traded companies that Blackstone and management of ABN believe are in businesses reasonably comparable to the business of ABN, (vi) considered the financial terms, to the extent publicly available, of certain historical acquisitions of companies and systems whose businesses are believed to be reasonably comparable to that of ABN, (vii) considered certain economic and industry information relevant to the business of ABN, (viii) reviewed various documents relating to the Plan, including, but not limited to, this Disclosure Statement, and (ix) made such other analyses and examinations as Blackstone deemed necessary or appropriate.

     2.   Methodology

     In preparing its valuation, ABN, with Blackstone's assistance, performed a variety of analyses, and considered a variety of factors. The material analyses and factors are described below. The following summary of such analyses and factors considered does not purport to be a complete description of the analyses and factors considered.

     In arriving at its conclusions, ABN placed various weights on each of the analyses or factors that it considered, and made judgments as to the significance and relevance of each analysis and factor. ABN did not consider any one analysis or factor to the exclusion of any other analysis or factor. Accordingly, ABN believes that its valuations must be considered as a whole and that selecting portions of its analyses, without considering all such analyses, could create a misleading or incomplete view of the processes underlying the preparation of its findings and conclusions. In its analyses, the Debtor and Blackstone necessarily made numerous assumptions with respect to ABN, industry performance, general business, regulatory, economic, market, and financial conditions and other matters, many of which are beyond ABN's control. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities will actually trade.

     ABN has employed a variety of generally accepted valuation techniques in estimating ABN's enterprise value. The total enterprise value consists of both the debt and equity of ABN. The three primary methodologies used in calculating the enterprise value are: (a) comparable public company analysis ("Comparables"); (b) analysis of the historical market multiples of ABN; and (c) comparable mergers and acquisitions analysis ("M&A"). Further, ABN and Blackstone considered a discounted cash flow analysis ("DCF") but, for the various reasons described below, did not rely on such a DCF analysis for purposes of estimating ABN's enterprise value.

          a.   COMPARABLE PUBLIC COMPANY ANALYSIS

     In a Comparables analysis, a company is valued by comparing it with publicly held companies in reasonably similar lines of business. The subject company, together with the comparable companies, may be viewed as alternative investments available to the prudent investor. The price that a prudent investor is willing to pay for each company's publicly traded securities reflects an implied market value of the total company (the enterprise value).

     After analyzing ABN, a universe of comparable companies was compiled from various sources including conversations with management. The range of ratios derived were then applied to ABN's projected financial results to derive a range of implied values.

     The analytical work performed included, among other things, a detailed multi-year financial comparison of each company's income statement, balance sheet, and cash flow. Each company's performance, profitability, leverage, and business trends also were examined. Based on certain analyses, a number of financial multiples and ratios were developed to measure each company's valuation and relative performance.

          b.   ABN MARKET MULTIPLE ANALYSIS

     ABN and Blackstone examined the historic trading multiples of ABN prior to the emergence of the issues which led in part to its Chapter 11 filing in order to find "normalized" valuation trading multiples for the entity as a whole. Consistent with the Comparables analysis, this range of normalized trading multiples were then applied to Reorganized ABN's projected financial results to derive a range of implied values.

          c.   MERGERS AND ACQUISITIONS ANALYSIS

     The comparable M&A analysis is another generally accepted methodology for ascertaining a company's value. When using this approach, M&A multiples are calculated based upon the purchase price (including any debt assumed and equity purchased) paid to acquire businesses comparable to the subject company. These multiples are then applied to the subject company to determine the implied enterprise value. Unlike the Comparables analysis, the valuation in this methodology includes a "control" premium, and thus, generally produces higher valuations than the Comparables methodology. For purposes of estimating ABN's enterprise value, ABN and Blackstone used the transaction values of a selected group of transactions. As with the Comparables analysis, because no acquisition used in any analysis is identical to a target transaction, valuation conclusions cannot be based solely on quantitative results. The reasons for and circumstances surrounding each acquisition transaction are specific to such transaction, and there are inherent differences between the businesses, operations, and prospects of each. Therefore, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues which could affect the price an acquiror is willing to pay in an acquisition.

          d.   DISCOUNTED CASH FLOW ANALYSIS

     DCF is another method of valuing a company. The DCF value represents the present value of unlevered, after-tax cash flows to all providers of capital using a discount rate. The DCF valuation method allows an expected operating strategy to be incorporated into a financial projection model. In essence, the DCF method entails estimating the free cash flow available to debt and equity investors (I.E., the annual cash flows generated by the business) and a terminal value of the business at the end of a time horizon and discounts these flows back to the present using a discount rate to arrive at the present value of these flows. The terminal value is determined by assuming the sale of the business at the end of the time horizon.

     Because (i) ABN's main source of cash takes the form of dividends from its operating Subsidiaries (the availability of which are subject to various internal cash requirements and local lending relationships at the operating Subsidiary level) and (ii) the inherent volatility of some markets within which the Debtor's various foreign Subsidiaries operate which makes discount rate determination highly speculative, ABN and Blackstone did not place meaningful reliance on this methodology.

     3.   Valuation Of Reorganized ABN

     Blackstone has advised ABN that for purposes of assisting ABN in preparing the valuation expressed below, Blackstone assumed that, as of the Consummation
Date: (i) the proposed capitalization of ABN will be as set forth in the Plan and Disclosure Statement, (ii) market, business, and general economic conditions will be similar to conditions assumed, (iii) the financial and other information furnished to Blackstone by ABN and its professionals and the publicly available information are accurate and complete, and (iv) the Plan is confirmed without material changes. Based upon its analyses, the assumptions made, matters considered and limits of review as set forth above, ABN has concluded that an appropriate estimate for the post-confirmation going concern enterprise value of ABN would be approximately $256 million. After deducting the estimated, net long-term indebtedness of Reorganized ABN at the Consummation Date of approximately $130 million and minority interests of $40 million, the estimated total equity value is approximately $85 million. Therefore, assuming 11,827,142 shares of New Common Stock will be issued on the Distribution Date, the mid-point value of New Common Stock is estimated to be $7.22 per share, before the impact, if any, on the value of the stock from the issuance of the New Warrants, Management Incentive Options, the Consultant Options, the Equity Options, or the Rights. ABN has estimated the value of the New Warrants to be
0.8 million using the Black-Scholes option pricing method. The valuation of the New Warrants was based upon, among other things, estimates of volatility of the New Common Stock.

     THE ESTIMATED ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEV ING THE FUTURE FINANCIAL RESULTS SET FORTH IN THE PROJECTIONS AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS WHICH ARE NOT GUARANTEED.

     THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZA TION MARKET VALUE. SUCH TRADING VALUE, IF ANY, MAY BE AFFECTED BY SUCH THINGS AS THE CLOSELY HELD NATURE OF THE STOCK AFTER THE CONSUMMATION DATE, THE LACK OF IMMEDIATELY AVAILABLE AUDITED FINANCIAL STATEMENTS AND THE FACT THAT THE NEW COMMON STOCK IS NOT TRADED ON A MAJOR EXCHANGE. DUE TO THESE REASONS AND OTHERS, THE TRADING VALUE MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION EQUITY VALUE ASSOCIATED WITH THE VALUATION ANALYSIS.

                     XIV. ALTERNATIVES TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

     ABN believes that the Plan affords holders of Claims and Interests the potential for the greatest realization on ABN's assets and, therefore, is in the best interests of such holders. If, however, the requisite acceptances are not received, or the Plan is not subsequently confirmed and consummated, the theoretical alternatives include: (i) formulation of an alternative plan of reorganization or (ii) liquidation of ABN under Chapter 7 or 11 of the Bankruptcy Code.

A.   ALTERNATIVE PLAN

     If the requisite acceptances are not received or if the Plan is not confirmed, ABN (or, if ABN's exclusive periods in which to file and solicit acceptances of a reorganization plan have expired, any other party-in-interest) could attempt to formulate and propose a different plan of reorganization. Such a plan might involve either a reorganization and continuation of ABN's businesses or an orderly liquidation of assets.

     With respect to an alternative plan, ABN has explored various other alternatives in connection with the extensive negotiation process involved in the formulation and development of the Plan. ABN believes that the Plan, which is the result of extensive negotiations between ABN and various creditor constituencies, enables the holders of Claims against and Interests in ABN to realize the greatest possible value under the circumstances and, that as compared to any alternative plan of reorganization, the Plan has the greatest chance to be confirmed and consummated.

B.   LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11

     If no plan is confirmed, the Chapter 11 Case may be converted to a case under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate ABN's assets for distribution in accordance with the priorities by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims against and Interests in ABN.

     ABN believes that in liquidation under Chapter 7, before Creditors or Interest holders receive any distribution, additional administrative expenses arising from the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustee would cause a substantial diminution in the value of ABN's Estate. The assets available for distribution to Creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of ABN's assets.

     ABN could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, ABN's assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the holders of Claims and Interest holders under a Chapter 11 liquidation plan probably would be delayed substantially.

     ABN believes that, although preferable to a Chapter 7 liquidation, any alternative liquidation under Chapter 11 is a much less attractive alternative to Creditors and Interest holders than the Plan. ABN BELIEVES THAT THE PLAN AFFORDS SUBSTANTIALLY GREATER BENEFITS TO CREDITORS, EQUITY INTEREST HOLDERS, AND EMPLOYEES THAN WOULD A LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11 OF THE BANKRUPTCY CODE.

     The Liquidation Analysis, prepared by ABN with the assistance of Blackstone, is premised upon a liquidation in a Chapter 7 case. In the analysis, ABN has taken into account the nature, status, and underlying value of its assets, the ultimate realizable value of such assets, and the extent to which the assets are subject to liens and security interests.

     Based upon ABN's experience in the restructuring of business operations prior to the Petition Date and its experience in seeking investors and merger partners, ABN has not found a buyer ready, willing, and able to purchase ABN as a whole. Therefore, the likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of ABN's assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan. In ABN's opinion, the recoveries projected to be available in liquidation are not likely to afford holders of Claims and Interests as great a realization potential as does the Plan.

                      XV. SOLICITATION; VOTING PROCEDURES

     On [__________, 2002], the Bankruptcy Court entered the Scheduling Order, which among other things scheduled the hearing on confirmation of the Plan. On [__________, 2002], the Bankruptcy Court entered the Solicitation Procedures Order, which among other things, established voting procedures. On [__________, 2002], the Bankruptcy Court entered an order approving this Disclosure Statement. A copy of the Confirmation Hearing Notice is enclosed with this Disclosure Statement. The Confirmation Hearing Notice sets forth in detail, among other things, procedures governing voting deadlines and objection deadlines. The Confirmation Hearing Notice and the instructions attached to the Ballot should be read in connection with this section of this Disclosure Statement.

     If you (i) have any questions about the procedure for voting your Claim or Interest or about the packet of materials you received or (ii) wish to obtain an additional copy of the Plan, this Disclosure Statement, or any exhibits to such documents, at your own expense, unless otherwise specifically required by Fed.
R. Bankr. P. 3017(d), please contact the Information Agent:

                    MacKenzie Partners, Inc.
                    105 Madison Avenue, 14th Floor
                    New York, New York 10016
                    Att'n:  Edith A. Lohman
                    Telephone:  (212) 929-5500
                    Telephone:  (800) 322-2885

     You may also obtain additional copies of the Plan and Disclosure Statement by logging on to the Bankruptcy Court's website at http://www.nysb.uscourts.gov (registration required).

     If you have any questions about the amount of your Claim, please contact the Information Agent at the address and telephone numbers set forth above.

     The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the disclosures by the Debtor concerning the Plan have been adequate and have included information concerning all payments made or promised in connection with the Plan and the Chapter 11 Case. In addition, the Bankruptcy Court must determine that the Plan has been proposed in good faith and not by any means forbidden by law and, under Fed. R. Bankr. P. 3020(b)(2), it may do so without receiving evidence if no objection is timely filed.

     In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (i) the Plan has been accepted by the requisite votes of the Classes of impaired Claims and Equity Interests unless approval will be sought under section 1129(b) of the Bankruptcy Code in spite of the dissent of one or more such classes, which will be the case under the Plan, (ii) the Plan is "feasible," which means that there is a reasonable probability that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization, and (iii) the Plan is in the "best interests" of all holders of Claims and Equity Interests, which means that such holders will receive at least as much under the Plan as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code. The Bankruptcy Court must find that all conditions mentioned above are met before it can confirm the Plan. Thus, even if all Classes of impaired Claims and Equity Interests accept the Plan by the requisite votes, the Bankruptcy Court must make an independent finding that the Plan conforms to the requirements of the Bankruptcy Code, that the Plan is feasible, and that the Plan is in the best interests of the holders of Claims against and Equity Interests in the Debtor. These statutory conditions to Confirmation are discussed above.

                  XVI. SPECIAL NOTE FOR HOLDERS OF SECURITIES

     The date for determining which holders of ABN's outstanding publicly traded securities (the "Securities") are entitled to vote on the Plan is [__________, 2002], or the date on which the order approving the Disclosure Statement was entered by the Bankruptcy Court. The indenture trustees, agents, or servicers, as the case may be, for the Securities will not vote on behalf of the holders of such Securities. Holders must submit their own Ballots.

A.   BENEFICIAL OWNERS AND REGISTERED HOLDERS

     (i) Any owner holding Securities as record holder in its own name should vote on the Plan by completing, if necessary, and signing the enclosed Ballot and returning it directly to the Information Agent on or before the Voting Deadline using the enclosed self-addressed, stamped envelope.

     (ii) Any beneficial owner holding Securities in "street name" through a brokerage firm, bank, trust company, or other nominee should vote on the Plan through such nominee by following these instructions:

          (a)  Complete and sign the Ballot.

          (b) Return the Ballot to your nominee as promptly as possible and in sufficient time to allow such nominee to process the Ballot and return it to the Information Agent by the Voting Deadline. If no self-addressed, stamped envelope was enclosed for this purpose, contact the Information Agent for instructions.

     Any Ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Plan until such nominee properly completes and delivers to the Information Agent a master ballot (the "Master Ballot") that reflects the vote of such beneficial owner.

     If any beneficial owner owns Securities through more than one broker, bank, or other nominee, such beneficial owner may receive multiple mailings containing the Ballots. Each such beneficial owner should execute a separate Ballot for each block of Securities that it holds through any particular nominee and return each Ballot to the respective nominee in the return envelope provided therewith.

     Beneficial owners who execute multiple Ballots with respect to Securities held through more than one nominee must indicate on each Ballot the names of ALL such other nominees and the additional amounts of such Securities so held and voted.

     If a beneficial owner holds a portion of the Securities through a nominee and another portion as a record holder, such owner should follow the procedures described in (i) above to vote the portion held of record and the procedures described in (ii) above to vote the portion held through a nominee or nominees.

B.   BROKERAGE FIRMS, BANKS, AND OTHER NOMINEES

     An entity (other than a beneficial owner) which is the registered holder of Securities should vote on behalf of the beneficial owners of such Securities by
(i) immediately distributing a copy of this Disclosure Statement and accompanying materials, all appropriate Ballots, and self-addressed return envelopes to all beneficial owners for whom it holds such Securities, (ii) collecting all such Ballots, and (iii) completing a Master Ballot compiling the votes and other information from the Ballots collected, and transmitting such Master Ballot to the Information Agent on or before the Voting Deadline. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentence to vote on behalf of such party.

C.   FIDUCIARIES AND OTHER REPRESENTATIVES

     If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, unless otherwise determined by the Debtor, must submit proper evidence satisfactory to the Debtor of authority to so act. Authorized signatories should submit separate Ballots for each beneficial owner for whom they are voting.

     UNLESS THE MASTER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE INFORMATION AGENT ON OR PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE DEBTOR MAY, IN ITS SOLE DISCRETION, REJECT SUCH BALLOT AS INVALID AND, THEREFORE, DECLINE TO COUNT IT AS AN ACCEPTANCE OR REJECTION OF THE PLAN. IN NO CASE SHOULD A BALLOT OR ANY OF THE SECURITIES BE DELIVERED TO THE DEBTOR OR ANY OF ITS ADVISORS.

D.   PARTIES IN INTEREST ENTITLED TO VOTE

     Under section 1124 of the Bankruptcy Code, a class of claims or equity interests is deemed to be impaired under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or equity interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or equity interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or equity interest as it existed before the default.

     In general, a holder of a claim or equity interest may vote to accept or to reject a plan if (i) the claim or equity interest is allowed, which means generally that no party in interest has objected to such claim or equity interest and (ii) the claim or equity interest is impaired by the Plan. If the holder of an impaired claim or interest will not receive or retain any distribution under the plan in respect of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan. If the claim or interest is not impaired, the Bankruptcy Code deems that the holder of such claim or interest has accepted the plan and the plan proponent need not solicit such holder's vote.

     The holder of a Claim against ABN that is Impaired under the Plan is entitled to vote to accept or reject the Plan if (i) the Plan provides a distribution in respect of such Claim and (ii) (a) the Claim has been scheduled by ABN (and such claim is not scheduled at zero or as disputed, contingent, or unliquidated) or (b) it has filed a proof of Claim on or before the bar date applicable to such holder pursuant to sections 502(a) and 1126(a) of the Bankruptcy Code and Fed. R. Bankr. P. 3003 and 3018. Any Claim as to which an objection has been timely filed and has not been withdrawn or dismissed is not entitled to vote unless the Bankruptcy Court, pursuant to Fed. R. Bankr. P. 3018(a), upon application of the holder of the Claim with respect to which there has been objection, temporarily allows the Claim in an amount that the Bankruptcy Court deems proper for the purpose of accepting or rejecting the Plan.

     A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Procedures Order also sets forth assumptions and procedures for tabulating Ballots that are not completed fully or correctly.

E.   CLASSES IMPAIRED AND SOLICITED UNDER THE PLAN

     Class 4 11 5/8% Senior Note Claims, Class 5 10 3/8% Senior Note Claims, Class 6 11 1/4% Senior Subordinated Note Claims, Class 7 Convertible Subordinated Note Claims, Class 8 Unsurrendered Preferred Stock Claims, Class 9 Preferred Stock Interests, Class 10 Common Stock Interests, Class 11(a) ABN Securities Claims, and Class 11(b) ABNH Securities Claims, are Impaired under the Plan. Class 1 Other Priority Claims, Class 2 Other Secured Claims, and Class 3 General Unsecured Claims are not Impaired under the Plan, are deemed under section 1126(f) to have accepted the Plan, and their votes to accept or to reject the Plan will not be solicited. Class 12 Warrants Interests will receive no distributions and will retain no property under the Plan arising from or under, or relating to, the ownership of the Warrants Interests, are deemed under section 1126(g) of the Bankruptcy Code to have rejected the Plan, and their votes to accept or reject the Plan will not be solicited.

     The Third Amended Plan did not impair Class 4 11 5/8% Senior Note Claims. Because the Plan now impairs Class 4 11 5/8% Senior Note Claims, holders of such Claims are entitled to vote on the Plan and their votes are being solicited. Additionally, because the treatment provided to Class 5 10 3/8% Senior Note Claims is materially different from what was provided under the Third Amended Plan, Class 5 is entitled to vote on the Plan and is being re-solicited. Although Class 6 Convertible Subordinated Note Claims, Class 7 Convertible Subordinated Note Claims, Class 8 Unsurrendered Preferred Stock Claims, Class 9 Preferred Stock Interests, Class 10 Common Stock Interests, Class 11(a) ABN Securities Claims, and Class 11(b) ABNH Securities Claims are Impaired under the Plan, because the treatment of such Classes provided in the Third Amended Plan has not materially changed under the current Plan, holders of such Claims and Interests are not being re- solicited and such holders who have accepted or rejected the Third Amended Plan will be deemed to have accepted or rejected, as the case may be, the current Plan.

                  XVII. FINANCIAL ADVISORS; INFORMATION AGENT;
                               FEES AND EXPENSES

     Pursuant to a March 22, 1999 engagement letter, ABN engaged Blackstone as its financial advisor with respect to a possible restructuring or recapitalization of ABN's equity and/or debt securities and/or other indebtedness or obligations, including lease obligations, and with respect to such matters as ABN and Blackstone may agree. Pursuant to the terms of the engagement letter, Blackstone was paid $977,090 in partial payment of its fee for its services to ABN, and also received a pre-petition unsecured note in the amount of $1,615,876 for the remainder of its fee.

     ABN has agreed to pay reasonable out-of-pocket expenses of the Noteholders' Committee and the reasonable fees and expenses of its legal advisors. The Noteholders' Committee is represented by Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin, Gump"), its legal advisor, which has received a $36,832.96 retainer from ABN, and has received post-petition payments from ABN aggregating approximately $112,190 through the November Confirmation Date pursuant to the Cash Collateral Order approved by the Bankruptcy Court. Since the November Confirmation Date, Akin, Gump has received payments from ABN aggregating approximately $52,649.

     ABN has retained MacKenzie Partners, Inc., to serve as the Information Agent in connection with the Solicitation of votes to accept or reject the Plan. ABN will pay the Information Agent reasonable and customary compensation for its services in connection with the Solicitation, plus reimbursement for its reasonable out-of-pocket disbursements. Brokers, dealers, commercial banks, trust companies, and other Nominees will be reimbursed by ABN for customary mailing and handling expenses incurred by them in forwarding materials to their customers, but, with the exception of the Indenture Trustees, will not otherwise be compensated for their services. ABN also will pay any other fees and expenses attributable to the Solicitation.

                      XVIII. RECOMMENDATION AND CONCLUSION

     For all of the reasons set forth in this Disclosure Statement, ABN believes that Confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, ABN urges all eligible holders of Impaired Claims to vote to ACCEPT the Plan, and to complete and return their ballots so that they will be RECEIVED by the Information Agent on or before 5:00 p.m. Eastern Daylight Time on __________, 2002.

Dated:    New York, New York
          May 24, 2002

                              AMERICAN BANKNOTE CORPORATION


                              By: /s/ Patrick J. Gentile
                                  ----------------------------------------------
                                  Patrick J. Gentile
                                  Executive Vice President
                                  Chief Financial Officer


                              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              Attorneys for American Banknote Corporation


                              By: /s/ Kayalyn A. Marafioti
                                  ----------------------------------------------
                                  Kayalyn A. Marafioti (KM 9362)
                                  (A Member of the Firm)
                                  Frederick D. Morris (FM 6564)
                                  Bennett S. Silverberg (BS 3551)

                              Four Times Square
                              New York, New York 10036-6522
                              (212) 735-3000

                                   EXHIBIT A
                                       TO
                           DISCLOSURE STATEMENT WITH
                    RESPECT TO FOURTH AMENDED REORGANIZATION
                     PLAN OF AMERICAN BANKNOTE CORPORATION
                                    _________

                     FOURTH AMENDED REORGANIZATION PLAN OF
                         AMERICAN BANKNOTE CORPORATION

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
- - - - - - - - - - - - - - - - - - x
                                    :
In re                               :
                                    :
AMERICAN BANKNOTE CORPORATION,      :       Chapter 11
                                    :       Case No. 99 B 11577 (PCB)
                                    :
           Debtor.                  :
                                    :
- - - - - - - - - - - - - - - - - --x









                       FOURTH AMENDED REORGANIZATION PLAN
                        OF AMERICAN BANKNOTE CORPORATION




                                    SKADDEN, ARPS, SLATE, MEAGHER
                                     & FLOM LLP
                                    Kayalyn A. Marafioti
                                    Frederick D. Morris
                                    Bennett S. Silverberg
                                    Four Times Square
                                    New York, New York  10036-6522
                                   (212) 735-3000

                                   Attorneys for American Banknote Corporation,
                                   Debtor and Debtor-in-Possession



Dated:  New York, New York
May 24, 2002

                               TABLE OF CONTENTS



TABLE OF EXHIBITS.......................................................PLAN-v

INTRODUCTION............................................................PLAN-1

ARTICLE I

DEFINITIONS, RULES OF INTERPRETATION,
AND COMPUTATION OF TIME.................................................PLAN-1
A.      Scope Of Definitions; Rules Of Construction.....................PLAN-1
B.      Definitions.....................................................PLAN-1
C.      Rules Of Interpretation........................................PLAN-15
D.      Computation Of Time............................................PLAN-15

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS.................................PLAN-15
A.      Introduction...................................................PLAN-15
B.      Unclassified Claims............................................PLAN-16
            1.      Administrative Claims..............................PLAN-16
            2.      Priority Tax Claims................................PLAN-16
C.      Unimpaired Classes Of Claims...................................PLAN-16
            1.      Class 1:  Other Priority Claims....................PLAN-16
            2.      Class 2:  Other Secured Claims.....................PLAN-16
            3.      Class 3:  General Unsecured Claims.................PLAN-16
D.      Impaired Classes Of Claims Against And Interests In ABN........PLAN-16
            1.      Class 4:  11 5/8% Senior Note Claims...............PLAN-16
            2.      Class 5:  10 3/8% Senior Note Claims...............PLAN-16
            3.      Class 6:  11 1/4% Senior Subordinated Note Claims..PLAN-16
            4.      Class 7:  Convertible Subordinated Note Claims.....PLAN-17
            5.      Class 8:  Unsurrendered Preferred Stock Claims.....PLAN-17
            6.      Class 9:  Preferred Stock Interests................PLAN-17
            7.      Class 10:  Common Stock Interests..................PLAN-17
            8.      Class 11:  Securities Claims.......................PLAN-17
            9.      Class 12:  Warrants Interests......................PLAN-17

ARTICLE III

TREATMENT OF CLAIMS AND INTERESTS......................................PLAN-18
A.      Unclassified Claims............................................PLAN-18
            1.      Administrative Claims..............................PLAN-18
            2.      Priority Tax Claims................................PLAN-18
B.      Unimpaired Classes Of Claims...................................PLAN-18
            1.      Class 1:  Other Priority Claims....................PLAN-18
            2.      Class 2:  Other Secured Claims.....................PLAN-19
            3.      Class 3:  General Unsecured Claims.................PLAN-19
C.      Impaired Classes Of Claims And Interests.......................PLAN-19
            1.      Class 4:  11 5/8% Senior Note Claims...............PLAN-19
            2.      Class 5:  10 3/8% Senior Note Claims...............PLAN-20
            3.      Class 6:  11 1/4% Senior Subordinated
                     Note Claims.......................................PLAN-21
            4.      Class 7:  Convertible Subordinated Note Claims.....PLAN-22
            5.      Class 8:  Unsurrendered Preferred Stock Claims.....PLAN-23
            6.      Class 9:  Preferred Stock Interests................PLAN-23
            7.      Class 10:  Common Stock Interests..................PLAN-24
            8.      Class 11:  Securities Claims.......................PLAN-24
            9.      Class 12:  Warrants Interests......................PLAN-27
D.      Special Provision Regarding Unimpaired Claims..................PLAN-27
E.      Accrual Of Post-Petition Interest..............................PLAN-27

ARTICLE IV

MEANS FOR IMPLEMENTATION OF THE PLAN...................................PLAN-27
A.      Continued Corporate Existence..................................PLAN-27
B.      Corporate Action...............................................PLAN-28
            1.      Cancellation Of Existing Securities
                      And Agreements...................................PLAN-28
C.      Restructuring Transactions.....................................PLAN-28
            1.      New Securities.....................................PLAN-28
            2.      Registration Rights................................PLAN-29
            3.      Rights Offering....................................PLAN-30
            4.      Securities Claims Reserve..........................PLAN-30
D.      Directors And Officers.........................................PLAN-31
E.      Revesting Of Assets............................................PLAN-32
F.      Preservation Of Rights Of Action...............................PLAN-32
G.      Effectuating Documents; Further Transactions...................PLAN-32
H.      Exemption From Certain Transfer Taxes..........................PLAN-32

ARTICLE V

ACCEPTANCE OR REJECTION OF THE PLAN....................................PLAN-33
A.      Classes Entitled To Vote.......................................PLAN-33
B.      Acceptance By Impaired Classes.................................PLAN-33
C.      Cramdown.......................................................PLAN-33

ARTICLE VI

SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN....................PLAN-34

ARTICLE VII

PROVISIONS GOVERNING DISTRIBUTIONS.....................................PLAN-34
A.      Distributions For Claims Allowed As Of
         The Consummation Date.........................................PLAN-34
B.      Disbursing Agent...............................................PLAN-34
C.      Surrender Of Securities Or Instruments.........................PLAN-35
D.      Instructions To Disbursing Agent...............................PLAN-35
E.      Services Of Indenture Trustees, Agents, And Servicers..........PLAN-36
F.      Record Date For Distributions To Holders Of 10 3/8%
          Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior
          Subordinated Notes, Convertible Subordinated Notes, Preferred
          Stock, And Common Stock......................................PLAN-36
G.      Means Of Cash Payment..........................................PLAN-36
H.      Calculation Of Distribution Amounts Of New Securities..........PLAN-36
I.      Delivery Of Distributions......................................PLAN-37
J.      Fractional Dollars; De Minimis Distributions...................PLAN-38
K.      Withholding And Reporting Requirements.........................PLAN-38
L.      Allocation Of Plan Distributions Between
         Principal And Interest........................................PLAN-38
M.      Setoffs........................................................PLAN-38

ARTICLE VIII

TREATMENT OF EXECUTORY CONTRACTS.......................................PLAN-39
A.      Assumed Contracts And Leases...................................PLAN-39
B.      Payments Related To Assumption Of Contracts And Leases.........PLAN-39
C.      Rejected Contracts And Leases..................................PLAN-40
D.      Bar To Rejection Damages.......................................PLAN-40
E.      Certain Employment Contracts...................................PLAN-40
F.      Compensation And Benefit Plans.................................PLAN-40

ARTICLE IX

PROCEDURES FOR RESOLVING DISPUTED,
CONTINGENT, AND UNLIQUIDATED CLAIMS....................................PLAN-41
A.      Objection Deadline; Prosecution Of Objections..................PLAN-41
B.      No Distributions Pending Allowance.............................PLAN-41
C.      Distribution Reserve...........................................PLAN-42
D.      Distributions After Allowance..................................PLAN-42

ARTICLE X

CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN...........................................PLAN-43
A.      Conditions To Confirmation.....................................PLAN-43
B.      Conditions To Consummation.....................................PLAN-43
C.      Waiver Of Conditions...........................................PLAN-45

ARTICLE XI

MODIFICATIONS AND AMENDMENTS...........................................PLAN-45

ARTICLE XII

RETENTION OF JURISDICTION..............................................PLAN-46

ARTICLE XIII

COMPROMISES AND SETTLEMENTS............................................PLAN-48
A.      Settlement Between ABN And ABNH................................PLAN-48
B.      Settlement Among ABN, ABNH, And Parties To The ABN
         And ABNH Securities Actions...................................PLAN-48
C.      Settlement Between Equity Committee And Plaintiffs
        In ABN And ABNH Securities Actions.............................PLAN-49
D.      Settlement Between Consultant And Equity Committee.............PLAN-49
E.      Rabbi Trust....................................................PLAN-49

ARTICLE XIV

MISCELLANEOUS PROVISIONS...............................................PLAN-50
A.      Bar Dates For Certain Claims...................................PLAN-50
            1.      Administrative Claims; Substantial
                     Contribution Claims...............................PLAN-50
            2.      Other Claims.......................................PLAN-51
B.      Payment Of Statutory Fees......................................PLAN-51
C.      Severability Of Plan Provisions................................PLAN-51
D.      Successors And Assigns.........................................PLAN-51
E.      Discharge Of The Debtor And Injunction.........................PLAN-52
F.      Debtor Releases................................................PLAN-52
G.      Other Releases.................................................PLAN-53
H.      Waiver Of Enforcement Of Subordination.........................PLAN-54
I.      Committees.....................................................PLAN-54
J.      Binding Effect.................................................PLAN-54
K.      Revocation, Withdrawal, Or Non-Consummation....................PLAN-54
L.      Plan Supplement................................................PLAN-55
M.      Notices........................................................PLAN-55
N.      Indemnification Obligations....................................PLAN-55
O.      Prepayment.....................................................PLAN-56
P.      Term Of Injunctions Or Stays...................................PLAN-56
Q.      Governing Law..................................................PLAN-57

                               TABLE OF EXHIBITS


Exhibit               Name
-------               -----

A       Description Of New Common Stock

B       Consultant Settlement Agreement

C       Rights Offering Procedures

D       Term Sheet Between ABN And ABNH

E       Reorganized American Banknote Corporation Certificate Of
        Incorporation And By-Laws

F       New Warrant Agreement

G       Management Incentive Plan

H       Consultant Option Plan

I       Second Supplemental Indenture

J       Rejected Executory Contracts And Unexpired Leases

K       Registration Rights Agreement

L       Settlement Agreement Between ABN And ABNH

M Settlement Agreement Among ABN, ABNH, And Parties To ABN And ABNH Securities Actions

N Memorandum of Understanding Between Plaintiffs In ABN And ABNH Securities Actions And Equity Committee

O       Description of Terms Of Equity Options

P       Post-Reorganization Officers and Directors

                                  INTRODUCTION

     American Banknote Corporation ("ABN" or the "Debtor") proposes the following reorganization plan (the "Plan") for the resolution of its outstanding creditor Claims and equity Interests. Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of the Debtor's history, businesses, properties, results of operations, projections for future operations, risk factors, a summary and analysis of the Plan, and certain related matters, including the New Securities to be issued under the Plan, which is a central feature of the Plan. The Debtor is the proponent of this Plan within the meaning of section 1129 of the Bankruptcy Code.

     All holders of Claims and all holders of Interests are encouraged to read this Plan and the Disclosure Statement in their entirety before voting to accept or reject this Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Fed. R. Bankr. P. 3019 and those restrictions on modifications set forth in Article XI of this Plan, the Debtor reserves the right to alter, amend, modify, revoke, or withdraw this Plan prior to its substantial consummation with the consent of the Noteholders' Committee.

                                   ARTICLE I

                     DEFINITIONS, RULES OF INTERPRETATION,
                            AND COMPUTATION OF TIME

A.   Scope Of Definitions; Rules Of Construction

     For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Article I of this Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number, the masculine gender shall include the feminine, and the feminine gender shall include the masculine.

B.   Definitions

     1.1 "ABN" means American Banknote Corporation, a Delaware corporation having its principal place of business in Englewood Cliffs, New Jersey and any predecessor to ABN, including, without limitation, ABN as debtor-in-possession and as reorganized hereunder, as applicable.

     1.2 "ABNH" means American Bank Note Holographics, Inc., a former subsidiary of ABN.

     1.3 "ABN Securities Action" means the consolidated purported class action captioned In re American Banknote Corporation Securities Litigation, No. 99 Civ. 0661(CM) (S.D.N.Y.), in which ABN is a named defendant.

     1.4 "ABNH Securities Action" means the consolidated purported class action captioned In re American Bank Note Holographics, Inc. Securities Litigation, No. 99 Civ. 0412(CM) (S.D.N.Y.), in which ABN was a named defendant.

     1.5 "ABN Securities Claims" means any and all Claims for fraud, misrepresentation, rescission, reimbursement, contribution, indemnification, or damages arising from, under, or in connection with (i) all agreements entered into by ABN in connection with the issuance of the Common Stock, the Preferred Stock, or the Warrants or (ii) the purchase or sale of the Common Stock, the Preferred Stock, or the Warrants. ABN Securities Claims include, without limitation, any and all Claims asserted or that could have been asserted in the ABN Securities Action.

     1.6 "ABNH Securities Claims" means any and all Claims for fraud, misrepresentation, rescission, reimbursement, contribution, indemnification, or damages arising from, under, or in connection with (i) all agreements entered into by ABN in connection with the issuance of any capital stock of ABNH or (ii) the purchase or sale of the common stock of ABNH. ABNH Securities Claims include, without limitation, any and all Claims asserted or that could have been asserted in the ABNH Securities Action.

     1.7 "Administrative Claim" means a Claim for payment of an administrative expense of a kind specified in section 503(b), 507(b), or 1114(e)(2) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code, including, but not limited to, (i) the actual, necessary costs and expenses, incurred after the Petition Date, of preserving the Estate and operating the businesses of the Debtor, including wages, salaries, or commissions for services rendered after the commencement of the Chapter 11 Case and prior to the November Confirmation Date, (ii) Professional Fee Claims, (iii) all fees and charges assessed against the Estate under Chapter 123 of title 28, United States Code, and (iv) all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code.

     1.8 "Allowed" means, when used in reference to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest of the type described in such Class.

     1.9 "Allowed Claim" means a Claim or any portion thereof (i) as to which no objection to allowance or request for estimation has been interposed on or before the date provided for herein or the expiration of such other applicable period of limitation as may be fixed by the Bankruptcy Code, Bankruptcy Rules, or the Bankruptcy Court, (ii) as to which any objection to its allowance has been settled, waived through payment, or withdrawn, or has been denied by a Final Order, (iii) that has been allowed by a Final Order, (iv) as to which the liability of the Debtor, and the amount thereof, are determined by final order of a court of competent jurisdiction other than the Bankruptcy Court, or (v) that is expressly allowed in a liquidated amount in the Plan; provided, however, that with respect to an Administrative Claim, "Allowed Claim" means an Administrative Claim as to which a timely request for payment has been made in accordance with Article XIV.A.1 of this Plan (if such written request is required) or other Administrative Claim, in each case as to which the Debtor (a) has not interposed a timely objection or (b) has interposed a timely objection and such objection has been settled, waived through payment, or withdrawn, or has been denied by a Final Order.

     1.10 "Allowed Class . . . Claim" means an Allowed Claim in the particular Class described.

     1.11 "Allowed Class . . . Interest" means an Interest in the particular Class described (i) that has been allowed by a Final Order, (ii) for which (a) no objection to allowance has been filed within the periods of limitation set forth herein or such other periods fixed by the Bankruptcy Code, the Bankruptcy Rules or by any Final Order of the Bankruptcy Court or (b) any objection to allowance has been settled or withdrawn, or (iii) that is expressly allowed in the Plan.

     1.12 "August 2002 Convertible Subordinated Notes" means the zero coupon convertible subordinated notes due August 2, 2002 of ABN issued and outstanding under the August 2002 Convertible Subordinated Debenture.

     1.13 "August 2002 Convertible Subordinated Debenture" means the debenture, dated as of July 24, 1997, executed by ABN, pursuant to which $5 million in aggregate principal amount of the August 2002 Convertible Subordinated Notes were issued.

     1.14 "Ballots" means each of the ballot forms distributed with the Disclosure Statement or the Summary Disclosure Statement to holders of Impaired Claims and Impaired Interests entitled to vote under Article II hereof in connection with the solicitation of acceptances of the Plan.

     1.15 "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C.ss.ss.101 - 1330, as now in effect or hereafter amended.

     1.16 "Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York or such other court as may have jurisdiction over the Chapter 11 Case.

     1.17 "Bankruptcy Rules" means, collectively, the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Case or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Case or proceedings therein, as the case may be.

     1.18 "Bar Date" means the date, if any, designated by the Bankruptcy Court as the last date for filing proofs of Claim (including Administrative Claims other than Professional Fee Claims) against or Interests in the Debtor.

     1.19 "Benefit Plans" means all benefit plans, policies, and programs sponsored by ABN, including, without limitation, all savings plans, health plans, disability plans, life insurance plans, deferred compensation plans, retirement plans, severance plans, and executive incentive plans.

     1.20 "Business Day" means each Monday, Tuesday, Wednesday, Thursday, and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

     1.21 "Case Interest Rate" means the federal judgment rate provided in 28 U.S.C.ss.1961 in effect on the Petition Date compounded annually on each anniversary of the Petition Date.

     1.22 "Cash" means legal tender of the United States or equivalents thereof.

     1.23 "Chapter 11 Case" means the Chapter 11 case of ABN.

     1.24 "Claim" means a claim against the Debtor, whether or not asserted, as defined in section 101(5) of the Bankruptcy Code.

     1.25 "Class" means a category of holders of Claims or Interests, as described in Article II hereof.

     1.26 "Class Action Settlements" means, collectively, the settlements of the ABN Securities Action and the ABNH Securities Action.

     1.27 "Collateral" means any property or interest in property of the Debtor's Estate subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

     1.28 "Common Stock" means common stock, par value $.01 per share, of ABN, authorized as of the Petition Date.

     1.29 "Common Stock Interest" means any Interest from or under the Common Stock.

     1.30 "Confirmation" means entry by the Bankruptcy Court of the Confirmation Order.

     1.31 "Confirmation Date" means the date of entry of the Confirmation Order with respect to the Plan by the clerk of the Bankruptcy Court.

     1.32 "Confirmation Hearing" means the hearing to consider confirmation of the Plan under section 1128 of the Bankruptcy Code.

     1.33 "Confirmation Order" means the order entered by the Bankruptcy Court confirming the Plan.

     1.34 "Consultant" means Morris Weissman.

     1.35 "Consultant Option Plan" means the consultant option plan pursuant to which the Consultant Options will be issued, substantially in the form of the option plan annexed hereto as Exhibit H, to be adopted by ABN and Reorganized ABN pursuant to Article IV.C hereof.

     1.36 "Consultant Options" means the options to be issued by Reorganized ABN to the Consultant to purchase New Common Stock pursuant to the provisions of the Consultant Option Plan.

     1.37 "Consultant Settlement Agreement" means that certain consulting, non-competition, and termination agreement, dated as of March 13, 2000, among the Consultant, ABN, and American Banknote Company, as amended by amendment dated June 26, 2000.

     1.38 "Consummation Date" means the Business Day on which all conditions to the consummation of the Plan as set forth in Article X.B hereof have been satisfied or waived as provided in Article X.C hereof.

     1.39 "Convertible Subordinated Note Claim" means a Claim of a holder of Convertible Subordinated Notes arising from or under the Convertible Subordinated Notes.

     1.40 "Convertible Subordinated Notes" means the August 2002 Convertible Subordinated Notes and the November 2002 Convertible Subordinated Notes.

     1.41 "Creditor" means any Person who holds a Claim against the Debtor.

     1.42 "Creditors' Committee" means the committee of unsecured creditors, if any, appointed pursuant to section 1102(a) of the Bankruptcy Code in the Chapter 11 Case.

     1.43 "Cumulative Preferred Stock" means the preferred stock, par value $.01 per share, issued by United States Banknote Corporation, the predecessor of ABN, which was redeemed by United States Banknote Corporation on or about June 24, 1992.

     1.44 "Cure" means the distribution of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law.

     1.45 "Debtor" means ABN including in its capacity as debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

     1.46 "Disbursing Agent" means Reorganized ABN or any party designated by Reorganized ABN, in its sole discretion, to serve as a disbursing agent under the Plan.

     1.47 "Disclosure Statement" means the written amended disclosure statement that relates to the Plan, dated May 24, 2002, as amended, supplemented, or modified from time to time, and that is prepared and distributed in accordance with sections 1125 and 1126(b) of the Bankruptcy Code and Fed. R. Bankr. P. 3018.

     1.48 "Disputed Claim" or "Disputed Interest" means, as applicable, any Claim or Interest not otherwise Allowed or paid pursuant to the Plan or an order of the Bankruptcy Court (i) which has been or hereafter is listed on the Schedules as unliquidated, contingent, or disputed, and which has not been resolved by written agreement of the parties or an order of the Bankruptcy Court, (ii) proof of which was required to be filed by order of the Bankruptcy Court but as to which a proof of Claim or Interest was not timely or properly filed, (iii) proof of which was timely and properly filed and which has been or hereafter is listed on the Schedules as unliquidated, disputed, or contingent,
(iv) that is disputed in accordance with the provisions of this Plan, or (v) as to which the Debtor has interposed a timely objection or request for estimation in accordance with the Plan, the Bankruptcy Code, the Bankruptcy Rules, and any orders of the Bankruptcy Court, or is otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation, or dispute has not been withdrawn or determined by a Final Order; provided, however, that for purposes of determining whether a particular Claim or Interest is a Disputed Claim or a Disputed Interest prior to the expiration of any period of limitation fixed for the interposition by the Debtor of objections to the allowance of Claims or Interests, any Claim or Interest that is not identified by the Debtor as an Allowed Claim shall be deemed a Disputed Claim or Disputed Interest.

     1.49 "Distribution Date" means the date, occurring as soon as practicable after the Consummation Date, upon which distributions are made by Reorganized ABN or the Disbursing Agent to holders of Allowed Administrative Claims, Priority Tax Claims, Class 1 Other Priority Claims, Class 4 11 5/8% Senior Note Claims, Class 5 10 3/8% Senior Note Claims, Class 6 11 1/4% Senior Subordinated Note Claims, Class 7 Convertible Subordinated Note Claims, Class 8 Unsurrendered Preferred Stock Claims, Class 9 Preferred Stock Interests, Class 10 Common Stock Interests, and Class 11 Securities Claims.

     1.50 "Distribution Record Date" means the record date for purposes of making distributions under the Plan to holders of Allowed Claims and Allowed Interests, which date shall be the seventh (7th) Business Day following the Confirmation Date.

     1.51 "Distribution Reserve" means the reserve, if any, established and maintained by the Reorganized Debtor, into which the Reorganized Debtor shall deposit the amount of Cash, New Common Stock, New Warrants, Equity Options, or other property that would have been distributed by the Reorganized Debtor on the Distribution Date to holders of (i) Disputed Claims (other than Opt-Out ABN Securities Claims and Opt-Out ABNH Securities Claims) or Disputed Interests,
(ii) contingent liquidated Claims, if such Claims had been undisputed or noncontingent Claims on the Distribution Date, pending (a) the allowance of such Claims, (b) the estimation of such Claims for purposes of allowance, or (c) the realization of the contingencies, and (iii) unliquidated Claims, as if such Claims had been liquidated on the Distribution Date, such amount to be estimated by the Bankruptcy Court or agreed upon by ABN and the holders thereof as sufficient to satisfy such unliquidated Claim upon such Claim's (a) allowance,
(b) estimation for purposes of allowance, or (c) liquidation, pending the occurrence of such estimation or liquidation.

     1.52 "District Court" means the United States District Court for the Southern District of New York or such other court as may have jurisdiction over the ABN Securities Action and the ABNH Securities Action.

     1.53 "District Court Claims Administrator" means the firm that shall administer the distributions under the Class Action Settlements pursuant to the terms of the Class Action Settlements.

     1.54 "EBITDA" means earnings before interest, taxes, depreciation, and amortization.

     1.55 "11 5/8% Senior Note Claim" means a Claim of a holder of 11 5/8% Senior Notes arising from or under the 11 5/8% Senior Notes.

     1.56 "11 5/8% Senior Notes" means the 11 5/8% Senior Notes due August 1, 2002 of ABN, issued and outstanding under the 11 5/8% Senior Notes Indenture.

     1.57 "11 5/8% Senior Notes Indenture" means the indenture, dated as of May 1, 1994, among ABN and The First National Bank of Boston, as indenture trustee, as modified by the First Supplemental Indenture, dated as of October 8, 1997, among ABN and State Street Bank & Trust Company, as successor indenture trustee, pursuant to which the 11 5/8% Senior Notes were issued.

     1.58 "11 1/4% Senior Subordinated Note Claim" means a Claim of a holder of 11 1/4% Senior Subordinated Notes arising from or under the 11 1/4% Senior Subordinated Notes.

     1.59 "11 1/4% Senior Subordinated Notes" means the 11 1/4% Senior Subordinated Notes due December 1, 2007, of ABN, issued and outstanding under the 11 1/4% Senior Subordinated Notes Indenture.

     1.60 "11 1/4% Senior Subordinated Notes Indenture" means the indenture, dated as of December 12, 1997, among ABN, the Subsidiary Guarantors, and The Bank of New York, as indenture trustee, pursuant to which the 11 1/4% Senior Subordinated Notes were issued.

     1.61 "Equity Committee" means the official committee of equity security holders appointed pursuant to section 1102(a) and (b) of the Bankruptcy Code in the Chapter 11 Case.

     1.62 "Equity Options" means options to purchase up to 1.28% of the outstanding shares of New Common Stock on a fully-diluted basis pursuant to the terms of the Equity Options Agreement.

     1.63 "Equity Options Agreement" means the equity options agreement pursuant to which the Equity Options will be issued, substantially in the form of the agreement attached hereto as Exhibit O, to be adopted by ABN or Reorganized ABN pursuant to Article IV.C hereof

     1.64 "Equity Reserve" means the reserve containing 915,396 shares of New Common Stock (representing approximately 7.7% of the New Common Stock, subject to dilution by the New Warrants, the Rights, the Management Incentive Options, the Equity Options, and the Consultant Options) and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options), which shall be distributed to the holders of Preferred Stock Interests, Common Stock Interests, and the holders of Securities Claims on the Distribution Date pursuant to the terms of this Plan.

     1.65 "Estate" means the estate of ABN in the Chapter 11 Case created pursuant to section 541 of the Bankruptcy Code.

     1.66 "Existing Securities" means, collectively, the 10 3/8% Senior Notes, 11 1/4% Senior Subordinated Notes, 11 5/8% Convertible Subordinated Notes, Series A Preferred Stock, Preferred Stock, Unsurrendered Preferred Stock, Common Stock, and Warrants.

     1.67 "Face Amount" means (i) when used in reference to a Disputed Claim, the full stated amount claimed by the holder of such Claim in any proof of Claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law, (ii) when used in reference to an unliquidated Claim, the amount of the Claim as estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code, and (iii) when used in reference to an Allowed Claim, the allowed amount of such Claim.

     1.68 "Final Order" means an order or judgment, the operation or effect of which has not been stayed, reversed, or amended and as to which order or judgment (or any revision, modification, or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

     1.69 "General Unsecured Claim" means a Claim against the Debtor that is not an Administrative Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, 10 3/8% Senior Note Claim, 11 5/8% Senior Note Claim, 11 1/4% Senior Subordinated Note Claim, Convertible Subordinated Note Claim, Unsurrendered Preferred Stock Claim, or Securities Claim.

     1.70 "Impaired" means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

     1.71 "Indenture Trustee" means The Bank of New York or its successor, in either case in its capacity as indenture trustee under the 11 1/4% Senior Subordinated Notes Indenture.

     1.72 "Indenture Trustees" means, collectively, the Indenture Trustee, the Senior Notes Indenture Trustee, and the indenture trustee for the 11 5/8% Senior Notes Indenture.

     1.73 "Interest" means (i) the interest of any holder of equity securities of ABN represented by any issued and outstanding shares of common or preferred stock or other instrument evidencing a present ownership interest in the Debtor, whether or not transferable and (ii) any option, warrant, or right, contractual or otherwise, to acquire or receive any such interest.

     1.74 "Lien" means a charge against or interest in property to secure payment of a debt or performance of an obligation.

     1.75 "Litigation Claims" means the claims, rights of action, suits, or proceedings, whether in law or in equity, whether known or unknown, that the Debtor or its Estate may hold against any Person, which are to be retained by the Reorganized Debtor pursuant to Article IV.F hereof.

     1.76 "Management Incentive Options" means the options to be issued by Reorganized ABN to the Management Incentive Plan Participants to purchase New Common Stock pursuant to the provisions of the Management Incentive Plan.

     1.77 "Management Incentive Plan" means the management incentive plan pursuant to which the Management Incentive Options will be issued, substantially in the form of the option plan annexed hereto as Exhibit G, to be adopted by ABN or Reorganized ABN pursuant to Article IV.C hereof.

     1.78 "Management Incentive Plan Participants" means the employees of ABN and the employees of certain of the Subsidiaries who will be participants in the Management Incentive Plan.

     1.79 "New Common Stock" means the 20 million shares of common stock of Reorganized ABN, $.01 par value per share, authorized under Article IV.C hereof and the Reorganized ABN Certificate of Incorporation and By-laws.

     1.80 "New Securities" means, collectively, the New Common Stock (including shares of New Common Stock subscribed to as part of the Rights Offering in accordance with the Rights Offering Procedures), Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, New Warrants, Equity Options, Consultant Options, and Management Incentive Options.

     1.81 "New Series 1 Warrants" means the 311,241 Series 1 Warrants to purchase an aggregate of 311,241 shares of New Common Stock at an exercise price of $10.00 per share, representing the right to purchase in the aggregate approximately 2.5% of New Common Stock issued on the Distribution Date, subject to dilution by the New Series 2 Warrants, the Rights, the Management Incentive Options, the Equity Options, and the Consultant Options, issued in accordance with Article IV.C hereof and the New Warrant Agreement.

     1.82 "New Series 2 Warrants" means the 311,241 Series 2 Warrants to purchase an aggregate of 311,241 shares of New Common Stock at an exercise price of $12.50 per share, representing the right to purchase in the aggregate approximately 2.5% of New Common Stock issued on the Distribution Date, subject to dilution by the New Series 1 Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, issued in accordance with Article IV.C hereof and the New Warrant Agreement.

     1.83 "New Warrants" means the New Series 1 Warrants and the New Series 2 Warrants.

     1.84 "New Warrant Agreement" means the warrant agreement governing the issuance of the New Warrants substantially in the form annexed hereto as Exhibit F.

     1.85 "Noteholders' Committee" means the unofficial committee of certain holders of 11 1/4% Senior Subordinated Note Claims formed prior to the Petition Date, the members of which include Bay Harbour Management, L.C., Highland Capital Management, L.P., and Romulus Holdings, Inc., and the two ex officio members of which are the Bank of New York, as Indenture Trustee, and HSBC Bank USA, as successor indenture trustee under the 10 3/8% Senior Notes Indenture, which committee represents at least seventy-nine percent (79%) in principal amount of the holders of the 11 1/4% Senior Subordinated Notes and at least fifty-six percent (56%) in principal amount of the holders of the 10 3/8% Senior Notes.

     1.86 "November 2002 Convertible Subordinated Debentures" means collectively
(i) the debenture, dated as of November 24, 1997, pursuant to which $1 million in aggregate principal amount of November 2002 Convertible Subordinated Notes was issued by ABN and (ii) the debenture, dated as of November 24, 1997, pursuant to which $4 million in aggregate principal amount of November 2002 Convertible Subordinated Notes was issued by ABN.

     1.87 "November 2002 Convertible Subordinated Notes" means the zero coupon convertible subordinated debentures of ABN due November 24, 2002, issued and outstanding under the November 2002 Convertible Subordinated Debentures.

     1.88 "November Confirmation Date" means the date when the November Confirmation Order was entered, which was November 3, 2000.

     1.89 "November Confirmation Order" means the order entered by the Bankruptcy Court confirming the Third Amended Plan.

     1.90 "Opt-Out ABN Securities Claims" means any and all ABN Securities Claims, held by any Person who has filed a proof of claim in this Chapter 11 Case relating thereto, and who has elected to opt out of the Class Action Settlements.

     1.91 "Opt-Out ABNH Securities Claims" means any and all ABNH Securities Claims, held by any Person who has filed a proof of claim in this Chapter 11 Case relating thereto, and who has elected to opt out of the Class Action Settlements.

     1.92 "Other Priority Claim" means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or Administrative Claim.

     1.93 "Other Secured Claims" means, collectively, all Secured Claims other than the 10 3/8% Senior Note Claims.

     1.94 "Person" means any individual, corporation, partnership, association, limited liability company, indenture trustee, organization, joint stock company, joint venture, estate, trust, governmental unit or any subdivision thereof, official or unofficial committee, and any other entity.

     1.95 "Petition Date" means the date on which ABN filed its petition for reorganization relief, commencing the Chapter 11 Case.

     1.96 "Plan" means this Chapter 11 plan of reorganization for ABN and all exhibits annexed hereto or referenced herein, as the same may be amended, modified, or supplemented from time to time, and includes the Plan Supplement.

     1.97 "Plan Supplement" means the compilation of documents and forms of documents specified in the Plan which will be filed with the Bankruptcy Court on or before the date that is seven (7) days prior to the hearing on Confirmation.

     1.98 "Preferred Stock" means the series B preferred stock, par value $.01, of ABN, authorized as of the Petition Date.

     1.99 "Preferred Stock Interest" means any Interest arising from or under the Preferred Stock.

     1.100 "Priority Tax Claim" means a Claim that is entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

     1.101 "Professional" means any professional employed in the Chapter 11 Case pursuant to sections 327 or 1103 of the Bankruptcy Code or otherwise and the professionals seeking compensation or reimbursement of expenses in connection with the Chapter 11 Case pursuant to sections 503(b)(4) or 1129(a)(4) of the Bankruptcy Code.

     1.102 "Professional Fee Claim" means a Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the November Confirmation Date.

     1.103 "Pro Rata" means, at any time, the proportion that the Face Amount of a Claim or Interest in a particular Class bears to the aggregate Face Amount of all Claims or Interests (including Disputed Claims and Interests) in such Class, unless the Plan provides otherwise.

     1.104 "Registration Rights Agreement" means the agreement, between Reorganized ABN and the members of the Noteholders' Committee and the Equity Committee who may be deemed to be "affiliates" or "underwriters" of Reorganized ABN for purposes of the Securities Act, governing the registration of Restated 10 3/8% Senior Notes, New Warrants, Equity Options, and New Common Stock, including, but not limited to, the additional shares of New Common Stock issuable upon exercise of the New Warrants, the Rights, and the Equity Options in substantially the form annexed hereto as Exhibit K.

     1.105 "Reinstated" or "Reinstatement" means, notwithstanding any contractual provision or applicable law that entitles the holder of a Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code, (ii) reinstating the maturity of such Claim as such maturity existed before such default, (iii) compensating the holder of such Claim for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law, and (iv) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the holder of such Claim.

     1.106 "Reorganized ABN" means Reorganized ABN on and after the Confirmation Date.

     1.107 "Reorganized Debtor" means Reorganized ABN on and after the Confirmation Date.

     1.108 "Reorganized ABN Certificate of Incorporation and By-laws" means Reorganized ABN's certificate of incorporation and by-laws in effect under the laws of the State of Delaware, as amended by the Plan, substantially in the form annexed hereto as Exhibit E.

     1.109 "Restated 10 3/8% Senior Notes" means the 10 3/8% Senior Notes, as reinstated with modifications in accordance with Article III.C.1 hereof.

     1.110 "Restricted Subsidiary" means any direct or indirect Subsidiary of ABN whose stock is pledged by ABN to secure the 10 3/8% Senior Notes pursuant to the 10 3/8% Senior Notes Indenture.

     1.111 "Retirement Plan" means the ABNCo Retirement Plan, a tax qualified defined benefit pension plan covered by Title IV of the Employee Retirement Income Security Act ("ERISA"), as amended, 29 U.S.C.ss.ss.1302 et seq. (1994 & Supp. III 1997).

     1.112 "Rights" means the rights to acquire shares of New Common Stock for a purchase price of $8.00 per share in accordance with Article IV.C.3 hereof.

     1.113 "Rights Offering" means the equity rights offering under Article IV.C.3 hereof pursuant to which the holder of an Allowed Preferred Stock Interest or an Allowed Common Stock Interest had the opportunity to exercise its right to receive shares of New Common Stock pursuant to the Rights Offering Procedures. The deadline to exercise rights under the Rights Offering was October 23, 2000.

     1.114 "Rights Offering Procedures" means the terms and procedures of the Rights Offering that governed the terms of the Rights Offering and shall be in substantially the same form as the Rights Offering Procedures annexed hereto as Exhibit C.

     1.115 "Schedules" means the schedules of assets and liabilities and the statements of financial affairs, if any, filed in the Bankruptcy Court by ABN, as such schedules or statements or may be amended or supplemented from time to time in accordance with Fed. R. Bankr. P. 1009 or orders of the Bankruptcy Court.

     1.116 "Second Supplemental Indenture" means the amendment to the 10 3/8% Senior Notes Indenture annexed to the Plan as Exhibit I.

     1.117 "Secured Claim" means a Claim, other than a Setoff Claim, that is secured by a Lien upon property, or the proceeds of the sale of such property, in which the Debtor has an interest, to the extent of the value, as of the Consummation Date or such later date as is established by the Bankruptcy Court, of such Lien as determined by a Final Order of the Bankruptcy Court pursuant to section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by the Debtor or Reorganized Debtor and the holder of such Claim.

     1.118 "Securities Act" means the Securities Act of 1933, 15
U.S.C.ss.ss.77a-77aa, as now in effect or hereafter amended.

     1.119 "Securities Claims" means, collectively, the ABN Securities Claims and the ABNH Securities Claims.

     1.120 "Securities Claims Reserve" means a reserve of 5 shares of New Common Stock and 5 New Series 1 Warrants and 5 New Series 2 Warrants, otherwise allocable to holders of Allowed Class 11 Claims, established for the payment of Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims.

     1.121 "Senior Notes Indenture Trustee" means HSBC Bank USA or its successor, in either case in its capacity as successor indenture trustee under the 10 3/8% Senior Notes Indenture.

     1.122 "Series A Preferred Stock" mean series A junior preferred stock of ABN authorized as of the Petition Date.

     1.123 "Setoff Claim" means a Claim, against the Debtor, of a holder that has a valid right of setoff with respect to such Claim, which right is enforceable under section 553 of the Bankruptcy Code as determined by a Final Order or as otherwise agreed to in writing by the Debtor, to the extent of the amount subject to such right of setoff.

     1.124 "Subsidiaries" means the direct and indirect subsidiaries of ABN, including American Bank Note Company; ABN Securities Systems, Inc.; Horsham Holdings Company, Inc.; American Banknote Card Services, Inc.; American Banknote Merchant Services, Inc.; American Banknote Corporation, International; ABN Investments, Inc.; ABN Equities, Inc.; ABNH Equities, Inc.; American Bank Note Grafica E. Servico Ltda. (77.5% owned); USBC Capital Corp.; Ordacard Hi-Tech Industries, Ltd. (23% owned); American Banknote Australasia Holdings, Inc.; ABN CBA, Inc.; ABN Australasia Limited; ML&C PTY LTD; American Banknote Pacific PTY LTD; ABN Australasia Holdings PTY LTD; Leigh-Mardon Payment Systems PTY LTD; American Banknote Australasia PTY LTD; American Banknote New Zealand Limited; ABN Government Services, Inc.; Satel S.A.; Cidel S.A.; MCE S.A.; CPS Finances S.A.; ABN South America, Inc.; American Banknote Uruguay SAFI; and Transtex S.A.

     1.125 "Subsidiary Guarantees" means, collectively, the guaranties of the 11 1/4% Senior Subordinated Notes and the Senior Subordinated Notes Indenture executed by the Subsidiary Guarantors.

     1.126 "Subsidiary Guarantors" means, collectively, American Bank Note Company, ABN Securities Systems, Inc., Horsham Holdings Company, Inc., American Banknote Card Services, Inc., American Banknote Merchant Services, Inc., ABN Investments, Inc., ABN Equities, Inc., American Banknote Australasia Holdings, Inc., ABN Government Services, Inc., ABN CBA, Inc., and USBC Capital Corporation.

     1.127 "Substitute 10 3/8% Senior Notes" means the $12,562,357 principal amount of 10 3/8% Senior Notes to be issued under the Plan in accordance with the terms of the 10 3/8% Senior Notes Indenture, as amended by the Second Supplemental Indenture.

     1.128 "Substantial Contribution Claim" means a claim for compensation or reimbursement of expenses incurred in making a substantial contribution in the Chapter 11 Case pursuant to section 503(b)(3),(4), or (5) of the Bankruptcy Code.

     1.129 "10 3/8% Senior Note Claim" means a Claim of a holder of 10 3/8% Senior Notes arising from or under the 10 3/8% Senior Notes.

     1.130 "10 3/8% Senior Notes" means the 10 3/8% senior notes due June 1, 2002 of ABN, secured by the stock of the Restricted Subsidiaries, issued and outstanding under the 10 3/8% Senior Notes Indenture.

     1.131 "10 3/8% Senior Notes Indenture" means the indenture, dated as of May 15, 1992, as modified by the first supplemental indenture, dated as of May 23, 1994, among ABN and Chemical Bank, as indenture trustee, and HSBC Bank USA as successor indenture trustee, pursuant to which the 10 3/8% Senior Notes were issued.

     1.132 "Third Amended Plan" means the Chapter 11 plan of reorganization for ABN and all exhibits annexed thereto or referenced therein, dated November 3, 2000, and confirmed by the Bankruptcy Court pursuant to the November Confirmation Order.

     1.133 "Unimpaired Claim" means a Claim that is not an Impaired Claim.

     1.134 "Unsurrendered Preferred Stock" means the those shares of Cumulative Preferred Stock that were not surrendered for redemption to United States Banknote Corporation, the predecessor of ABN, or to ABN.

     1.135 "Unsurrendered Preferred Stock Claim" means a Claim of a holder of Unsurrendered Preferred Stock arising from or under the Unsurrendered Preferred Stock.

     1.136 "Unsecured Claim" means any Claim against the Debtor, other than an Administrative Claim, Secured Claim, or Other Secured Claim.

     1.137 "Warrants" means all incentive stock options, non-qualified stock options, and stock appreciation rights granted under any Debtor-sponsored stock option plans, and any other options, warrants, or rights, contractual or otherwise, if any, to acquire or receive an Interest, authorized as of the Petition Date.

     1.138 "Warrants Interest" means any Interest arising from or under the Warrants.

C.   Rules Of Interpretation

     For purposes of the Plan (i) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (ii) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented, (iii) unless otherwise specified, all references in the Plan to sections, Articles, Schedules, and Exhibits are references to Sections, Articles, Schedules, and Exhibits of or to the Plan,
(iv) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan, (v) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (vi) the rules of construction set forth in section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

D.   Computation Of Time

     In computing any period of time prescribed or allowed by the Plan, the provisions of Fed. R. Bankr. P. 9006(a) shall apply.

                                   ARTICLE II

                     CLASSIFICATION OF CLAIMS AND INTERESTS

A.   Introduction

     All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described below, have not been classified.

     A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class, and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Consummation Date.


B.   Unclassified Claims (not entitled to vote on the Plan)

     1.   Administrative Claims

     2.   Priority Tax Claims

C. Unimpaired Classes Of Claims (deemed to have accepted the Plan and, therefore, not entitled to vote)

     1.   Class 1:  Other Priority Claims

     Class 1 consists of all Other Priority Claims.

     2.   Class 2:  Other Secured Claims

     Class 2 consists of separate sub-Classes for each Secured Claim secured by a Lien upon property in which ABN's Estate has an interest, except for the 10 3/8% Senior Note Claims. Each sub-Class is deemed to be a separate Class for all purposes under the Plan and the Bankruptcy Code.

     3.   Class 3: General Unsecured Claims

     Class 3 consists of all General Unsecured Claims.

D.   Impaired Classes Of Claims Against And Interests In ABN

     1.   Class 4: 11 5/8% Senior Note Claims

     Class 4 consists of all 11 5/8% Senior Note Claims. Notwithstanding anything contained in this Plan to the contrary, the 11 5/8% Senior Note Claims shall be deemed Allowed Class 4 11 5/8% Senior Note Claims in the aggregate principal amount of $8,002,000 plus accrued and default interest through the Consummation Date.

     2.   Class 5: 10 3/8% Senior Note Claims

     Class 5 consists of all 10 3/8% Senior Note Claims. Notwithstanding anything contained in this Plan to the contrary, the 10 3/8% Senior Note Claims shall be deemed Allowed Class 5 10 3/8% Senior Note Claims in the aggregate principal amount of $56,500,000 plus accrued and default interest through the Consummation Date.

     3.   Class 6: 11 1/4% Senior Subordinated Note Claims


     Class 6 consists of all 11 1/4% Senior Subordinated Note Claims. Notwithstanding anything contained in this Plan to the contrary, the 11 1/4% Senior Subordinated Note Claims shall be deemed Allowed Class 6 11 1/4% Senior Subordinated Note Claims in the aggregate principal amount of $95,000,000 plus accrued and default interest through the Petition Date.

     4.   Class 7: Convertible Subordinated Note Claims

     Class 7 consists of all Convertible Subordinated Note Claims. Notwithstanding anything in this Plan to the contrary, the Convertible Subordinated Note Claims shall be deemed Allowed Class 7 Convertible Subordinated Note Claims in the aggregate principal amount of $3,692,881.

     5.   Class 8: Unsurrendered Preferred Stock Claims

     Class 8 consists of all of the Unsurrendered Preferred Stock Claims.

     6.   Class 9: Preferred Stock Interests

     Class 9 consists of all Preferred Stock Interests.

     7.   Class 10: Common Stock Interests

     Class 10 consists of all Common Stock Interests.

     8.   Class 11: Securities Claims

     Class 11 consists of separate sub-Classes for the ABN Securities Claims and the ABNH Securities Claims. Each sub-Class is deemed to be a separate Class for all purposes under the Plan and the Bankruptcy Code.

          a.   Class 11(a): ABN Securities Claims

     Class 11(a) consists of all ABN Securities Claims.

          b.   Class 11(b): ABNH Securities Claims

     Class 11(b) consists of all ABNH Securities Claims.

     9.   Class 12: Warrants Interests

     Class 12 consists of all Warrants Interests.

                                  ARTICLE III

                        TREATMENT OF CLAIMS AND INTERESTS

A.   Unclassified Claims

     1.   Administrative Claims

     Except as otherwise provided for herein, and subject to the requirements of
Article XIV.A hereof, each holder of an Allowed Administrative Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Claim, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim or (ii) such other treatment as to which the Debtor and such holder shall have agreed upon in writing; provided, however, that Allowed Administrative Claims with respect to liabilities incurred by the Debtor in the ordinary course of business during the Chapter 11 Case shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

     Pursuant to section 1129(a)(4) of the Bankruptcy Code, ABN or Reorganized ABN shall pay in full the reasonable post-petition fees and expenses of the Indenture Trustees and their respective professionals, and the Noteholders' Committee's professionals, on or before the Consummation Date without the need for such Indenture Trustees or such professionals to file a fee application or obtain Bankruptcy Court approval of such fees and expenses.

     2.   Priority Tax Claims

     Each holder of an Allowed Priority Tax Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim, in the sole discretion of ABN, (i) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, (ii) deferred Cash payments over a period not exceeding six years after the date of assessment of such Allowed Priority Tax Claim in an aggregate principal amount equal to the amount of such Allowed Priority Tax Claim, plus interest on the unpaid portion thereof at the Case Interest Rate, or (iii) such other treatment as to which ABN and such holder shall have agreed upon in writing. ABN reserves the right to pay any Allowed Priority Tax Claim, or any remaining balance of any Allowed Priority Tax Claim, in full at any time on or after the Distribution Date without premium or penalty.

B.   Unimpaired Classes Of Claims

     1.   Class 1: Other Priority Claims

     Each holder of an Allowed Class 1 Other Priority Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Other Priority Claim, in the sole discretion of ABN, (i) Cash equal to the unpaid portion of such Allowed Class 1 Other Priority Claim or
(ii) such other treatment as to which ABN and such holder shall have agreed upon in writing.

     2.   Class 2: Other Secured Claims

     Each sub-Class of Class 2 Other Secured Claims shall be treated as a separate class for all purposes under this Plan. To the extent, if any, that the value of the Collateral securing a Class 2 Secured Claim is less than the total amount of such Claim, the difference shall be treated as a Class 3 General Unsecured Claim. ABN specifically reserves all rights to challenge the validity, nature, and perfection of, and to avoid pursuant to the provisions of the Bankruptcy Code and other applicable law, any purported Liens.

     Each holder of an Allowed Other Secured Claim shall, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 2 Other Secured Claim, in the sole discretion of ABN, (i) receive Cash in an amount equal to such Allowed Class 2 Other Secured Claim, (ii) receive deferred Cash payments totaling at least the allowed amount of such Allowed Class 2 Other Secured Claim, of a value, as of the Consummation Date, of at least the value of such holder's interest in the Estate's interest in the Collateral securing the Allowed Class 2 Other Secured Claim, (iii) upon abandonment by ABN, receive the Collateral securing such holder's Allowed Class 2 Other Secured Claim, (iv) receive payments or liens amounting to the indubitable equivalent of the value of such holder's interest in the Estate's interest in the Collateral securing the Allowed Class 2 Other Secured Claim, (v) have its Allowed Class 2 Other Secured Claim Reinstated, or (vi) receive such other treatment as ABN and such holder shall have agreed upon in writing.

     3.   Class 3: General Unsecured Claims

     Each holder of an Allowed Class 3 General Unsecured Claim shall, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 3 General Unsecured Claim, in the sole discretion of ABN, (i) receive treatment that leaves unaltered the legal, equitable, and contractual rights to which such Allowed Class 3 General Unsecured Claim entitles the holder of such Claim, (ii) have its Allowed Class 3 General Unsecured Claim Reinstated, or (iii) receive such other treatment as to which ABN and such holder shall have agreed upon in writing.

C.   Impaired Classes Of Claims And Interests

     1.   Class 4: 11 5/8% Senior Note Claims

     Each holder of an Allowed Class 4 11 5/8% Senior Note Claim shall, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 4 11 5/8% Senior Note Claim, in the sole discretion of ABN, receive (i) its Pro Rata share of $12,562,357 principal amount of Substitute 10 3/8% Senior Notes or (ii) such other treatment as to which ABN and such holder shall have agreed in writing. The Substitute 10 3/8% Senior Notes shall be distributed on the Distribution Date Pro Rata among the holders of Allowed Class 4 11 5/8% Senior Note Claims in exchange for the existing 11 5/8% Senior Notes and shall be payable in accordance with the terms of the 10 3/8% Senior Notes Indenture, as amended in accordance with the Plan. A conversion fee will be paid to the holders of the 11 5/8% Senior Note Claims to allow them to remain economically unimpaired upon the conversion of the 11 5/8% Senior Notes into Substitute 10 3/8% Senior Notes. The $0.7 million fee was calculated by taking into account changes in the structure of the 11 5/8% Notes including the extension of the maturity, reduced yield, interest payments-in-kind, and the conversion from unsecured to secured status.

     2.   Class 5: 10 3/8% Senior Note Claims

     Each holder of an Allowed Class 5 10 3/8% Senior Note Claim shall, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 5 10 3/8% Senior Note Claim, have its Allowed Class 5 10 3/8% Senior Note Claim Reinstated, except that the following amendments to the 10 3/8% Senior Notes Indenture and the 10 3/8% Senior Notes shall supersede any contrary provision or provisions contained in the 10 3/8% Senior Notes Indenture and the 10 3/8% Senior Notes, which contrary provisions shall have no further force and effect: (a) the definitions of, and any other provisions relating to, ABNH, Lasercard Partnership Interest, Lasercard Parent, and Lasercard Joint Venture shall be deleted, (b) the definition of "Change in Control" shall be amended to exclude a Change in Control, if any, that results solely from the Chapter 11 Case, confirmation of this Plan, and/or the distributions to be received by holders of Claims and Interests hereunder, (c) the definition of "Existing Investments" will be amended to include all "Investments" (as defined in the 10 3/8% Senior Notes Indenture) existing on the date of the Second Supplemental Indenture, (d) the definition of "New Credit Agreement" will be amended to permit the borrowers under the $25 million revolving credit facility to be ABN's Subsidiaries, in addition to ABN (currently only ABN may be a borrower under the New Credit Agreement), (e) the 10 3/8% Senior Notes Indenture shall be amended to provide that ABN shall have the option to substitute payment-in-kind ("PIK") interest payments in the form of additional 10 3/8% Senior Notes in lieu of cash interest payments for any interest that becomes due or has become due prior to January 31, 2005, at ABN's sole option, (f) the 10 3/8% Senior Notes Indenture shall be amended to delete the mandatory sinking fund, (g) Section 5.06 of the 10 3/8% Senior Notes Indenture shall be amended to provide that ABN and any Subsidiary (as defined in the 10 3/8% Senior Notes Indenture) shall be permitted to make an Investment of up to $20 million (instead of the current $15 million) in any "Unrestricted Subsidiary" (as defined in the 10 3/8% Senior Notes Indenture) and in a Subsidiary that is not "Wholly Owned" (as defined in the 10 3/8% Senior Notes Indenture) by ABN or by a Subsidiary, (h) Section 5.07 of the 10 3/8% Senior Notes Indenture shall be amended to replace the test for incurrence of "Indebtedness" (as defined in the 10 3/8% Senior Notes Indenture) with a Consolidated EBITDA (as defined by the 10 3/8% Senior Notes Indenture) to Consolidated Interest Expense (as defined by the 10 3/8% Senior Notes Indenture) ratio test, the ratio must be at least 1.5:1.0 (the current test requires that the Consolidated Fixed Charge Ratio (as defined in the 10 3/8% Senior Notes Indenture) of ABN for the four fiscal quarters ending immediately prior to such debt incurrence must be greater than 2.0:1.0),
(i) Section 5.08 of the 10 3/8% Senior Notes Indenture shall be amended to (i) increase the allowed amount of Capital Lease Obligations and Sale and Leaseback Transactions (as defined in the 10 3/8% Senior Notes Indenture) from $10 million to $15 million and (ii) increase the amount under the New Credit Facility which may be used to fund Investments in and working capital needs of ABN's Subsidiaries from $15 million to $25 million, (j) the outstanding principal amount of the 10 3/8% Senior Notes Indenture shall be increased to $91,552,156, which amount includes a consent fee to Allowed Class 5 10 3/8% Senior Note Claims of $1,130,000 (equal to 2% of the outstanding principal amount of the 10 3/8% Senior Notes), (k) the 10 3/8% Senior Notes Indenture shall be amended to provide that the maturity of the 10 3/8% Senior Notes shall be extended to January 31, 2005, (l) the definition the term "Major Asset Sales" contained in
Section 5.15 of the 10 3/8% Senior Notes Indenture shall be amended to (i) provide that Net Proceeds (as defined in the 10 3/8% Senior Notes Indenture) must be 75% rather than 85% in cash, (ii) reduce to the purchase price for the Securities (as defined in the 10 3/8% Senior Notes Indenture) from 101% of principal plus accrued and unpaid interest to the date of purchase to 100% of principal plus accrued and unpaid interest to the date of purchase, (iii) increase the number of days that ABN has to reinvest Net Proceeds from 180 days to 270 days, and (iv) increase from $5 million to $15 million the asset sale basket in connection with the limitation on the use of asset sale proceeds, and
(m) Section 5.09 of the 10 3/8% Senior Notes Indenture shall be amended to permit the sale or issuance of common stock (or equivalent equity interests) or Special Preference Stock (as defined in the 10 3/8% Senior Notes Indenture) of ABNB so that if ABN owns (directly or indirectly) less than 65% of the Capital Stock (as defined in the 10 3/8% Senior Notes Indenture) of ABNB upon completion of such sale or issuance, then the first $15 million of proceeds from such sale or issuance will be applied under Section 5.15 of the 10 3/8% Senior Notes Indenture and the remainder of the proceeds of such sale or issuance will be used to make an Excess Proceeds Offer (as defined in the 10 3/8% Senior Notes Indenture) under section 5.15 of the 10 3/8% Senior Notes Indenture and shall not be used for any other purpose. The Restated 10 3/8% Senior Notes shall be distributed on the Distribution Date Pro Rata among the holders of Allowed Class 5 10 3/8% Senior Note Claims in exchange for the existing 10 3/8% Senior Notes and shall be payable in accordance with the terms of the 10 3/8% Senior Notes Indenture, as amended in accordance with the Plan.

     On or before the Consummation Date, Reorganized ABN and the Senior Notes Indenture Trustee shall execute an amendment to the 10 3/8% Senior Notes Indenture substantially in the form of the Second Supplemental Indenture annexed hereto as Exhibit I.

     3.   Class 6: 11 1/4% Senior Subordinated Note Claims

     On the Distribution Date, the 11 1/4% Senior Subordinated Notes shall be cancelled. Each holder of an Allowed Class 6 11 1/4% Senior Subordinated Note Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 6 11 1/4% Senior Subordinated Note Claim, its Pro Rata share of 10,621,928 shares of New Common Stock (representing approximately 90% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options.

     Effective on the Confirmation Date, (i) each holder of an 11 1/4% Senior Subordinated Note Claim shall be deemed to have released the Debtor, the Reorganized Debtor, and each Subsidiary Guarantor, and each of their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property from any and all claims, obligations, rights, causes of action, and liabilities which any holder of an 11 1/4% Senior Subordinated Note Claim may be entitled to assert, whether for tort, fraud, contract, violations of federal, state, or foreign securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the 11 1/4% Senior Subordinated Notes Indenture, the 11 1/4% Senior Subordinated Notes, or to each such Subsidiary Guarantor's Subsidiary Guarantee and (ii) each holr of an 11 1/4% Senior Subordinated Note Claim, the Indenture Trustee, and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor or Reorganized Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the 11 1/4% Senior Subordinated Notes Indenture, the 11 1/4% Senior Subordinated Notes, or to each such Subsidiary Guarantor's Subsidiary Guarantee. Upon the occurrence of the Consummation Date, the releases contained herein shall additionally act as an injunction against (i) any holder of a 11 1/4% Senior Subordinated Note Claim and the Indenture Trustee from commencing or continuing any action, employment of process, or act to collect, offset, or recover any claim that is released herein and (ii) the Debtor and the Reorganized Debtor from commencing or continuing any action, employment of process, or act to collect, offset, or recover any claim that is released herein.

     4.   Class 7: Convertible Subordinated Note Claims

     On the Distribution Date, the Convertible Subordinated Notes shall be cancelled. Each holder of an Allowed Class 7 Convertible Subordinated Note Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 7 Convertible Subordinated Note Claim, its Pro Rata share of 221,573 shares of New Common Stock (representing approximately 1.87% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options.

     Effective on the Confirmation Date, (i) each of the Debtor and Reorganized Debtor and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which any holder of a Convertible Subordinated Note Claim may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the Convertible Subordinated Notes and
(ii) each holder of a Subordinated Note Claim and their respective officers, directors, agents, financial advisors, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor or Reorganized Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Consummation Date in any way relating to the Convertible Subordinated Notes. Upon the occurrence of the Consummation Date, the releases contained herein shall additionally act as an injunction against (i) any holder of a Convertible Subordinated Note Claim from commencing or continuing any action, employment of process, or act to collect, offset, or recover any claim that is released herein and (ii) the Debtor and the Reorganized Debtor from commencing or continuing any action, employment of process, or act to collect, offset, or recover any claim that is released herein.

     5.   Class 8: Unsurrendered Preferred Stock Claims

     Unsurrendered Preferred Stock Claims will be subordinated in payment to all other Unsecured Claims pursuant to section 510(c) of the Bankruptcy Code. Each holder of an Allowed Class 8 Unsurrendered Preferred Stock Claim shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 8 Unsurrendered Preferred Stock Claim, its Pro Rata Share of 43,245 shares of New Common Stock (representing approximately 0.37% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options.

     6.   Class 9: Preferred Stock Interests

     Immediately prior to the Distribution Date, each holder of a Class 9 Preferred Stock Interest shall be deemed to have converted each such Preferred Stock Interest into a Common Stock Interest, and each such Common Stock Interest shall be deemed to be outstanding as of the Distribution Record Date. On the Distribution Date, the Preferred Stock Interests shall be cancelled, and on the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options and the Consultant Options) shall be placed in the Equity Reserve. On the Distribution Date each holder of an Allowed Class 9 Preferred Stock Interest, other than the Consultant, shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 9 Preferred Stock Interest, (i) 60% of the New Common Stock in the Equity Reserve multiplied by the quotient of each holder's total number of Preferred Stock shares divided by the sum of the total Common Stock shares plus the total Preferred Stock shares less 1,603,095 Common Stock shares owned by the Consultant (the quotient shall be hereinafter defined as the "Class 9 Quotient"), (ii) 60% of the New Series 1 Warrants held in the Equity Reserve multiplied by the Class 9 Quotient, (iii) 60% of the New Series 2 Warrants held in the Equity Reserve multiplied by the Class 9 Quotient, (iv) the 177,061 Equity Options multiplied by the Class 9 Quotient, and (v) any New Common Stock properly subscribed for by any such holder under the Rights Offering pursuant to
Article IV.C.3 hereof, representing a total distribution to Class 9 of 51,015 shares of New Common Stock (and any New Common Stock properly subscribed for), 17,346 New Series 1 Warrants, 17,346 New Series 2 Warrants, and 16,446 Equity Options. The entry of a Final Order approving the Class Action Settlements shall be a condition precedent to the occurrence of the Consummation Date.

     7.   Class 10: Common Stock Interests

     On the Distribution Date, the Common Stock Interests shall be cancelled. On the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) shall be placed in the Equity Reserve. On the Distribution Date, each holder of an Allowed Class 10 Common Stock Interest, other than the Consultant, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 10 Common Stock Interest, (i) 60% of the New Common Stock in the Equity Reserve multiplied by the quotient of each holder's total number of Common Stock shares divided by the sum of the total Common Stock shares plus the Preferred Stock shares less 1,603,095 Common Stock shares owned by the Consultant (the quotient shall be hereinafter defined as the "Class 10 Quotient"), (ii) 60% of the New Series 1 Warrants held in the Equity Reserve multiplied by the Class 10 Quotient, (iii) 60% of the New Series 2 Warrants held in the Equity Reserve multiplied by the Class 10 Quotient, (iv) the 177,061 Equity Options multiplied by the Class 10 Quotient, and (v) any New Common Stock properly subscribed for by any such holder under the Rights Offering pursuant to
Article IV.C.3 hereof, representing a total distribution to Class 10 of 498,223 shares of New Common Stock (and any New Common Stock properly subscribed for), 169,399 New Series 1 Warrants, 169,399 New Series 2 Warrants, and 160,615 Equity Options. The entry of a Final Order approving the Class Action Settlements shall be a condition precedent to the occurrence of the Consummation Date.

     8.   Class 11: Securities Claims

     Class 11 consists of separate sub-Classes for the ABN Securities Claims and the ABNH Securities Claims. Each sub-Class is deemed to be a separate Class for all purposes under the Plan and the Bankruptcy Code. On the Distribution Date, all New Common Stock and New Warrants placed into the Equity Reserve for distribution to holders of Class 11 Claims as set forth below, less the Securities Claims Reserve, shall be transferred from the Equity Reserve to the District Court Claims Administrator to effectuate the distributions to holders of Class 11 Claims contemplated herein or as may be ordered by the District Court. Class 11 shall receive a total distribution of 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants.

          a.   Class 11(a): ABN Securities Claims

     The ABN Securities Claims will be subordinated in payment to all other Unsecured Claims under section 510(b) of the Bankruptcy Code. On the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) shall be placed in the Equity Reserve. On the Distribution Date, the Debtor shall transfer to the District Court Claims Administrator 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants, and as soon thereafter as the District Court Claims Administrator can effectuate the distributions described herein, each holder of an Allowed Class 11(a) ABN Securities Claim, other than an Opt-Out ABN Securities Claim, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 11(a) ABN Securities Claim, its share of the New Common Stock, New Series 1 Warrants, and New Series 2 Warrants pursuant to the allocation formula set forth in subparagraph (c) below. Holders of Opt-Out ABN Securities Claims shall receive a distribution from the Securities Claims Reserve in accordance with Article IV.C.4 of this Plan.

          b.   Class 11(b): ABNH Securities Claims

     The ABNH Securities Claims will be subordinated in payment to all other Unsecured Claims under section 510(b) of the Bankruptcy Code. On the Distribution Date, 915,396 shares of New Common Stock (representing approximately 7.7% of the initial shares of New Common Stock), subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, and 622,481 New Warrants (consisting of all of the New Warrants, and representing the right to purchase approximately 5% of the New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options) shall be placed in the Equity Reserve. On the Distribution Date, the Debtor shall transfer to the District Court Claims Administrator 366,159 shares of New Common Stock, 124,496 New Series 1 Warrants, and 124,496 New Series 2 Warrants, and as soon thereafter as the District Court Claims Administrator can effectuate the distributions described herein, each holder of an Allowed Class 11(b) ABNH Securities Claim, other than an Opt-Out ABNH Securities Claim, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 11(b) ABNH Securities Claim, its share of the New Common Stock, New Series 1 Warrants and New Series 2 Warrants pursuant to the allocation formula set forth in subparagraph (c) below. Holders of Opt-Out ABNH Securities Claims shall receive a distribution from the Securities Claims Reserve in accordance with Article IV.C.4 of this Plan.

          c.   Allocation Of Distributions

     The District Court Claims Administrator shall determine the distribution to be made to each holder of a Class 11(a) ABN Securities Claim and a Class 11(b) ABNH Securities Claim who files an acceptable proof of claim with the District Court in accordance with the procedures to be established by the District Court in connection with the proposed settlement of the ABN Securities Action and the ABNH Securities Action (each, an "Authorized Claimant").

     An Authorized Claimant's "Recognized Claim" from transactions in ABN common stock shall mean 47% of the difference, if a loss, between the amount paid (including brokerage commissions and transaction charges) for ABN common stock during the period from May 2, 1996 through and including January 25, 1999 (the "ABN Class Period"), and the sum for which said shares were sold at a loss (net of brokerage commissions and transaction charges) on or before January 25, 1999. As to those ABN shares which an Authorized Claimant purchased during the ABN Class Period and continued to hold as of January 25, 1999, Recognized Claim shall mean 47% of the difference, if a loss, between the amount paid for each such share purchased during the ABN Class Period and $0.551 per share, the average closing price of such shares for the 90-day period following January 25, 1999. Purchases of ABN common stock during the ABN Class Period will be matched against sales of ABN common stock during the ABN Class Period on a first-in, first-out basis. Transactions resulting in a gain shall not be included.

     An Authorized Claimant's "Recognized Claim" from transactions in ABNH common stock shall mean 100% of the difference, if a loss, between the amount paid (including brokerage commissions and transaction charges) for ABNH common stock during the period from July 15, 1998 through and including February 1, 1999 (the "ABNH Class Period"), and the sum for which such shares were sold at a loss (net of brokerage commissions and transaction charges) on or before February 1, 1999. As to those ABNH shares purchased during the ABNH Class Period which an Authorized Claimant continued to hold as of February 1, 1999, Recognized Claim shall mean 100% of the difference, if a loss, between the amount paid for each such share purchased during the ABNH Class Period and $2.312 per share, the average closing price of such shares for the 90-day period following February 1, 1999. Purchases of ABNH common stock during the ABNH Class Period will be matched against sales of ABNH common stock during the ABNH Class Period on a first-in, first-out basis. Transactions resulting in a gain shall not be included.

     Each Authorized Claimant shall be allocated a pro rata share of the distribution of New Common Stock and New Warrants allocated to Classes 11(a) and 11(b) based upon his, her, or its Recognized Claim as compared to the total Recognized Claims of all Authorized Claimants in Classes 11(a) and 11(b).

     The net shares of New Common Stock and New Warrants allocated to Classes 11(a) and 11(b), to the extent not previously sold or distributed by the District Court Claims Administrator as provided in the Class Action Settlements, shall be distributed to the holders of claims in Classes 11(a) and 11(b) in proportion to the Authorized Claimant's Recognized Claims as determined by the District Court Claims Administrator.

     If, after distributions have been made to holders of Allowed Opt-Out ABN Securities Claims or Allowed Opt-Out ABNH Securities Claims, or after Reorganized Debtor determines in its reasonable judgment no earlier than four months after the Consummation Date that it is unlikely that any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims will be pursued against the Debtor or Reorganized Debtor, any shares of New Common Stock or New Warrants remain in the Securities Claims Reserve (representing 5 shares of the New Common Stock and 10 New Warrants allocated to Class 11), such shares of New Common Stock and New Warrants shall be transferred to the District Court Claims Administrator for distribution to holders of Class 11(a) and 11(b) claims in accordance with the formula set forth above, and Reorganized Debtor shall have no liability on account of any Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims.

          9.   Class 12: Warrants Interests

     On the Distribution Date, the Warrants Interests shall be cancelled. The holders of Class 12 Warrants Interests shall not be entitled to, and shall not, receive or retain any property or interest in property on account of such Warrants Interests.

D.   Special Provision Regarding Unimpaired Claims

     Except as otherwise provided in the Plan, nothing shall affect the Debtor's or Reorganized Debtor's rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

E.   Accrual Of Post-Petition Interest

     Post-petition interest on and fees and expenses, if any, with respect to Allowed Class 2 Secured Claims, including, but not limited to, unpaid professional fees due the holders of such Claims, shall be paid on the Consummation Date if due under the contract, agreement, or other instrument governing the terms and conditions of the obligation comprising such Allowed Claim. Post-petition interest on Unimpaired Claims shall be paid as required pursuant to section 1124 of the Bankruptcy Code at the Case Interest Rate.

                                   ARTICLE IV

                      MEANS FOR IMPLEMENTATION OF THE PLAN

A.   Continued Corporate Existence

     ABN shall continue to exist after the Consummation Date as a separate corporate entity, in accordance with Delaware law and pursuant to the Reorganized ABN Certificate of Incorporation and By-laws. The Reorganized ABN Certificate of Incorporation and By-laws shall satisfy the requirements of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities. The Reorganized ABN Certificate of Incorporation shall also include, among other things, a provision authorizing the issuance of 20 million shares of New Common Stock.

B.   Corporate Action

     1.   Cancellation Of Existing Securities And Agreements

     On the Distribution Date, except as otherwise provided for herein, (i) the Existing Securities, to the extent not already cancelled, shall be cancelled and
(ii) the obligations of the Debtor under the Existing Securities and under the Debtor's certificate of incorporation, any agreements, indentures, or certificates of designations governing the Existing Securities shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the holder of a Claim based on the Existing Securities and that is administered by an indenture trustee, agent, or servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III hereof and (b) permitting such indenture trustee, agent, or servicer to maintain any rights it may have for fees, costs, and expenses under such indenture or other agreement. The Senior Notes Indenture Trustee and ABN shall execute an amendment to the 10 3/8% Senior Notes Indenture substantially in form of the Second Supplemental Indenture, and the Indenture Trustees shall make the distributions required under the Plan to the holders in Classes 4, 5, and 6, as applicable.

     Any actions taken by an indenture trustee, agent, or servicer that are not for the purposes authorized in this Article IV.B.1 shall not be binding upon the Debtor. Notwithstanding the foregoing, the Debtor may terminate any indenture or other governing agreement and the authority of any indenture trustee, agent, or servicer to act thereunder at any time, with or without cause, by giving five
(5) days' written notice of termination to the indenture trustee, agent, or servicer. If distributions under the Plan have not been completed at the time of termination of the indenture or other governing agreement, the Debtor shall designate a Disbursing Agent to act in place of the indenture trustee, agent, or servicer, and the provisions of this Article IV.B.1 shall be deemed to apply to the new distribution agent.

C.   Restructuring Transactions

     1.   New Securities

          a.   Authorization

     As of the Consummation Date, the authorization by Reorganized ABN of (i) up to 20 million shares of New Common Stock, (ii) New Warrants to purchase up to 622,481 shares of New Common Stock, (iii) Management Incentive Options in accordance with the Management Incentive Plan, (iv) Consultant Options in accordance with the Consultant Option Plan, (v) Equity Options in accordance with the Equity Options Agreement, (vi) Rights to purchase up to 10% of the shares of New Common Stock on a fully diluted basis, (vii) Substitute 10 3/8% Senior Notes, and (viii) Restated 10 3/8% Senior Notes, is hereby authorized without further act or action under applicable law, regulation, order, or rule.

          b.   Issuance

     The New Securities authorized pursuant to this Article IV.C.1 shall be issued by Reorganized ABN pursuant to the Plan without further act or action under applicable law, regulation, order, or rule, as follows: (i) 10,621,928 shares of New Common Stock, representing approximately 90% of the initial shares of New Common Stock, subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, shall be issued to the holders of Class 6 11 1/4% Senior Subordinated Note Claims, (ii) 221,573 shares of New Common Stock, representing approximately 1.87% of the initial shares of New Common Stock, subject to dilution by the New Warrants, the Management Incentive Options, the Rights, the Equity Options and the Consultant Options, shall be issued to holders of Class 7 Convertible Subordinated Note Claims, (iii) 43,245 shares of New Common Stock, representing approximately 0.37% of the initial shares of New Common Stock, subject to dilution by the exercise of the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, shall be issued to holders of Class 8 Unsurrendered Cumulative Preferred Stock Claims, (iv) 915,396 shares of New Common Stock and 622,481 New Warrants to purchase up to 5% of New Common Stock, subject to dilution by the Management Incentive Options, the Rights, the Equity Options, and the Consultant Options, shall be set aside in the Equity Reserve to be distributed on the Distribution Date to holders of Class 9 Preferred Stock Interests, Class 10 Common Stock Interests, and Class 11 Securities Claims, (v) 25,000 shares of New Common Stock shall be issued to ABNH, (vi) the Management Equity Incentives shall be issued to the Management Incentive Plan Participants in accordance with the Management Incentive Plan, (vii) the Consultant Options shall be issued to the Consultant in accordance with the Consultant Option Plan,
(viii) the Equity Options shall be issued to holders of Class 9 Preferred Stock Interests and Class 10 Common Stock Interests in accordance with the Equity Options Agreement, (ix) up to 10% of the shares of New Common Stock on a fully diluted basis shall be issued to the holders of Class 9 Preferred Stock Interests and Class 10 Common Stock Interests who properly subscribe for such Rights under the Rights Offering pursuant to Article IV.C.3 of the Plan, (x) the Restated 10 3/8% Senior Notes shall be issued to holders of Class 5 10 3/8% Senior Note Claims in accordance with Article III.C.2 hereof, and (xi) the Substitute 10 3/8% Senior Notes shall be issued to holders of Class 4 11 5/8% Senior Note Claims in accordance with Article III.C.1 hereof.

          c.   Reserve

     Reorganized ABN shall reserve 3,389,065 million shares of New Common Stock for issuance pursuant to the New Warrants, the Management Incentive Options, the Rights Offering, the Equity Options, and the Consultant Options, without further act or action under applicable law, regulation, order, or rule.

     2.   Registration Rights

     Reorganized ABN and certain holders of shares of New Common Stock who may be deemed to be "underwriters" or "affiliates" for purposes of the Securities Act shall enter into the Registration Rights Agreement on or prior to the Consummation Date. Pursuant to the Registration Rights Agreement, after receipt by Reorganized ABN of audited financial statements, Reorganized ABN shall use its reasonable best efforts to (i) cause the shares of New Common Stock issued hereunder to be listed on a national securities exchange or, as to the New Common Stock, quoted in the national market system of the National Association of Securities Dealers' Automated Quotation System, (ii) file and have declared effective as soon as possible thereafter a registration statement or registration statements under the Securities Act of 1933, as amended (the "Securities Act"), for the offering on a continuous or delayed basis in the future of the shares of New Common Stock, Restated 10 3/8% Senior Notes, Substitute 10 3/8% Senior Notes, New Warrants, and Equity Options, and the New Common Stock which may be issued upon exercise of such New Warrants, Rights, and Equity Options (the "Shelf Registration"), (iii) cause to be filed with the Securities and Exchange Commission a registration statement on Form 10 under the Exchange Act with respect to the New Common Stock, if required, (iv) keep the shelf registration effective for a three-year period, and (v) supplement or make amendments thereunder or in accordance with the terms of the Registration Rights Agreement, and have such supplements and amendments declared effective as soon as practicable after filing.

     3.   Rights Offering

     In accordance with the terms contained in the Rights Offering Procedures previously offered to eligible holders, the Rights Offering permitted each holder of a Class 9 Preferred Stock Interest or Class 10 Common Stock Interest, other than the Consultant, entitled to vote in respect of the Plan to elect to subscribe for the Rights. The deadline to subscribe for the rights expired on October 23, 2000. Holders of Class 9 Preferred Stock Interests or Class 10 Common Stock Interests continue to have the right to exercise their right to "claw back" all or a portion of the Rights validly and effectively exercised by elected holders of Class 9 Preferred Interests or Class 10 Common Stock Interests. The period for which such "claw back" can be made shall end on a day that is five days after the Consummation Date of the Plan.

     Collectively, the Rights, which shall not be evidenced by certificates, consist of the right to purchase up to 10% of the issued and outstanding shares of New Common Stock on a fully diluted basis as of the Distribution Date. Each Right represents the right to purchase one share of New Common Stock for a purchase price of $8.00 per share. Subject to any requirement of the securities laws, the Rights shall be transferable in accordance with the provisions set forth in the Rights Offering Procedures; provided, however, that no Person may acquire Rights by way of transfer such that as of the Distribution Date (after giving effect to the exercise of all Rights properly subscribed to and acquired by transfer) such Person would hold an amount of New Common Stock greater than five percent (5%) of the New Common Stock issued and outstanding as of the Distribution Date.

     4.   Securities Claims Reserve

     On the Distribution Date, the Debtor shall establish the Securities Claims Reserve. The New Common Stock and New Warrants which constitute the Securities Claims Reserve shall be transferred only from that portion of the Equity Reserve allocable to the holders of Allowed Class 11 Claims. Each holder of Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims shall receive New Common Stock from the Securities Claims Reserve in an amount equal to the amount of such holders' Allowed Opt-Out ABN Securities Claim or Allowed Opt-Out ABNH Securities Claim multiplied by aggregate amount of shares of New Common Stock to be distributed to holders of Allowed ABN and ABNH Securities Claims divided by the aggregate amount of Securities Claims allowed in the ABN Securities Action and ABNH Securities Action. In addition, each holder Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims shall receive New Warrants from the Securities Claims Reserve in an amount equal to the amount of such holders' Allowed Opt-Out ABN Securities Claim or Allowed Opt-Out ABNH Securities Claim multiplied by the aggregate amount of New Warrants to be distributed to holders of Allowed ABN and ABNH Securities Claims divided by the aggregate amount of Securities Claims allowed in the ABN Securities Action and ABNH Securities Action. If the aggregate distribution to Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims is greater than the amount held in the Securities Claims Reserve, each holder of an Allowed Opt-Out ABN Securities Claim and Allowed Opt-Out ABNH Securities Claim shall only be entitled to its Pro Rata share of the Securities Claims Reserve. Notwithstanding any other provision of this Plan, no distribution shall be made from the Securities Claims Reserve until all Allowed amounts of Opt-Out ABN Securities Claims and ABNH Securities Claims are determined and all distributions have been made to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims pursuant to the Class Action Settlements.

     If there are no Opt-Out ABN Securities Claims or Opt-Out ABNH Securities Claims on the Distribution Date, the New Common Stock and New Warrants in the Securities Claims Reserve shall be transferred to the District Court Claims Administrator for distribution to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims.

     If, after distributions have been made to holders of Allowed Opt-Out ABN Securities Claims and Allowed Opt-Out ABNH Securities Claims, any shares of New Common Stock, or New Warrants remain in the Securities Claims Reserve, such shares of New Common Stock and New Warrants shall be transferred to the District Court Claims Administrator for distribution to holders of Allowed ABN Securities Claims and Allowed ABNH Securities Claims.

D.   Directors And Officers

     On the Consummation Date, the term of the current board of directors of the Debtor shall expire. The initial board of directors of the Reorganized Debtor after the Consummation Date shall consist of seven (7) members, as follows:
James Dondero, C. Gerald Goldsmith, Sidney Levy, Lloyd I. Miller, Steven G. Singer, Raymond L. Steele, and Steven A. VanDyke. The board of directors of the Reorganized Debtor shall have the responsibility for the management, control, and operation of the Reorganized Debtor on and after the Consummation Date. The initial officers of the Reorganized Debtor after the Consummation Date shall be Steven G. Singer, who will serve as Chief Executive Officer, Patrick J. Gentile, who will serve as Executive Vice President and Chief Financial Officer, Patrick
D. Reddy, who will serve as Senior Vice President and Secretary, and Elaine Lazaridis, who will serve as Corporate Secretary and Chief Administrative Officer.

E.   Revesting Of Assets

     The property of the Debtor's Estate, together with any property of the Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the Reorganized Debtor on the Confirmation Date. Thereafter, the Reorganized Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. As of the Confirmation Date, all property of the Reorganized Debtor shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, the Reorganized Debtor may, without application to or approval by the Bankruptcy Court, pay professional fees and expenses that it incurs after the Confirmation Date.

F.   Preservation Of Rights Of Action

     Except as otherwise provided in this Plan or the Confirmation Order, or in any contract, instrument, release, indenture, or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all claims, rights or causes of action, suits, and proceedings, whether in law or in equity, whether known or unknown, that the Debtor or the Estates may hold against any Person or entity. The Reorganized Debtor or its successor(s) may pursue such retained claims, rights or causes of action, suits, or proceedings as appropriate, in accordance with the best interests of the Reorganized Debtor or its successor(s) who hold such rights.

G.   Effectuating Documents; Further Transactions

     The chairman of the board of directors, president, chief financial officer, or any other appropriate officer of ABN shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of ABN shall be authorized to certify or attest to any of the foregoing actions.

H.   Exemption From Certain Transfer Taxes

     Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtor to the Reorganized Debtor or any other Person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment (other than standard filing fees), and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment (other than standard filing fees) and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

                                   ARTICLE V

                      ACCEPTANCE OR REJECTION OF THE PLAN

A.   Classes Entitled To Vote

     Each Impaired Class of Claims that may receive or retain property or any interest in property under the Plan, i.e., Classes 4, 5, 6, 7, 8, 9, 10, 11(a), and 11(b), shall be entitled to vote to accept or reject the Plan, or shall be deemed to have accepted or rejected the Plan in the same manner that such holder accepted or rejected the Third Amended Plan. By operation of law, each Unimpaired Class of Claims is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan. Because holders of Class 12 Warrant Interests are not entitled to receive or retain any property under the Plan, Class 12 is presumed to have rejected the Plan and, therefore, shall not be entitled to vote on the Plan.

     The Third Amended Plan did not impair Class 4 11 5/8% Senior Note Claims. Because the Plan now impairs Class 4 11 5/8% Senior Note Claims, holders of such Claims shall be entitled to vote to accept or reject the Plan. Additionally, because the treatment provided to Class 5 10 3/8% Senior Note Claims is materially different from what was provided under the Third Amended Plan, such Class shall be entitled to vote to accept or reject the Plan. Although Class 6 11 1/4% Senior Subordinated Note Claims, Class 7 Convertible Subordinated Note Claims, Class 8 Unsurrendered Preferred Stock Claims, Class 9 Preferred Stock Interests, Class 10 Common Stock Interests, Class 11(a) ABN Securities Claims, and Class 11(b) ABNH Securities Claims are Impaired under the Plan, because the treatment of such Classes provided in the Third Amended Plan has not materially changed under the current Plan, holders of such Claims and Interests shall not be re-solicited and such holders who have accepted or rejected the Third Amended Plan shall be deemed to have accepted or rejected, as the case may be, the current Plan.

B.   Acceptance By Impaired Classes

     An Impaired Class of Claims shall have accepted the Plan if (i) the holders (other than any holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the holders (other than any holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An impaired Class of Interests shall have accepted the Plan if the holders (other than any holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

C.   Cramdown

     To the extent necessary, ABN shall request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. ABN reserves the right to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

                                   ARTICLE VI

                             SECURITIES TO BE ISSUED
                           IN CONNECTION WITH THE PLAN

     On or before the Distribution Date, Reorganized ABN shall issue for distribution in accordance with the provisions of the Plan the New Common Stock (including shares of New Common Stock subscribed to as part of the Rights Offering in accordance with the Rights Offering Procedures), Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, New Warrants, Management Incentive Options, Equity Options, and Consultant Options required for distribution or sale pursuant to the provisions of the Plan. All securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed. A description of the terms of the New Common Stock is annexed hereto as Exhibit A, the New Warrant Agreement is annexed hereto as Exhibit F, the Management Incentive Plan is annexed hereto as Exhibit G, the description of terms of the Equity Options Agreement is annexed hereto as Exhibit O, and the Consultant Option Plan is annexed hereto as Exhibit H.

                                   ARTICLE VII

                       PROVISIONS GOVERNING DISTRIBUTIONS

A.   Distributions For Claims Allowed As Of The Consummation Date

     Except as otherwise provided herein or as ordered by the Bankruptcy Court, distributions to be made on account of Claims or Interests that are Allowed Claims or Allowed Interests as of the Consummation Date shall be made on the Distribution Date, or as soon thereafter as practicable, but in any event no later than sixty (60) days after the Consummation Date. Distributions on account of Claims or Interests that first become Allowed Claims or Allowed Interests after the Consummation Date shall be made pursuant to Articles III, VII, and IX hereof.

B.   Disbursing Agent

     The Disbursing Agent shall make all distributions required under this Plan (subject to the provisions of Articles III, VII, and IX hereof), except with respect to a holder of a Claim whose distribution is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, which distributions shall be deposited with the appropriate indenture trustee, agent, or servicer, who shall deliver such distributions to the holders of Claims in accordance with the provisions of this Plan and the terms of the relevant indenture or other governing agreement.

     If the Disbursing Agent is an independent third party designated by the Reorganized Debtor to serve in such capacity (or, in the case of an indenture or other agreement which governs distributions and is administered by an indenture trustee, agent, or servicer), such Disbursing Agent, indenture trustee, agent, or servicer shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtor on terms acceptable to the Reorganized Debtor. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. If otherwise so ordered, all costs and expenses of procuring any such bond shall be paid by the Reorganized Debtor.

C.   Surrender Of Securities Or Instruments

     On or before the Distribution Date, or as soon as practicable thereafter, each holder of an instrument evidencing an Existing Security (including, without limitation, shares of Unsurrendered Preferred Stock) that is not being fully Reinstated (including, without limitation, the 11 5/8% Senior Notes and the 10 3/8% Senior Notes) (a "Certificate") shall surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an indenture or other agreement, the respective indenture trustee, agent, or servicer, as the case may be, and such Certificate shall be cancelled. No distribution of property hereunder shall be made to or on behalf of any such holder unless and until such Certificate is received by the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be. Any such holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, prior to the second (2nd) anniversary of the Consummation Date, shall be deemed to have forfeited all rights and Claims or Interests in respect of such Certificate and shall not participate in any distribution hereunder, and (i) all Cash in respect of such forfeited distribution, including interest accrued thereon, shall revert to Reorganized ABN and (ii) all New Common Stock, Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, Equity Options, and New Warrants in respect of such forfeited distribution shall be cancelled notwithstanding any federal or state escheat laws to the contrary.

D.   Instructions To Disbursing Agent

     Prior to any distribution on account of a Class 4 11 5/8% Senior Note Claim, a Class 5 10 3/8% Senior Note Claim or a Class 6 11 1/4% Senior Subordinated Note Claim, as the case may be, the Indenture Trustees, or any agent or servicer of the 11 5/8% Senior Notes, 10 3/8% Senior Notes or the 11 1/4% Senior Subordinated Notes, as the case may be, shall (i) inform the Disbursing Agent as to the amount of properly surrendered 11 5/8% Senior Notes, 10 3/8% Senior Notes or 11 1/4% Senior Subordinated Notes, as the case may be, and (ii) inform the Disbursing Agent in a properly completed letter of transmittal accompanying properly remitted securities of the names of (a) the holders of Allowed Class 4 11 5/8% Senior Note Claims and the number of Substitute 10 3/8% Senior Notes to be issued and distributed to or on behalf of such holders of Allowed Class 4 11 5/8% Senior Note Claims in exchange for properly surrendered 11 5/8% Senior Notes, (b) the holders of Allowed Class 5 10 3/8% Senior Note Claims, and the number of Restated 10 3/8% Senior Notes to be issued and distributed to or on behalf of such holders of Allowed Class 5 10 3/8% Senior Note Claims in exchange for properly surrendered 10 3/8% Senior Notes, and (c) the holders of Allowed Class 6 11 1/4% Senior Subordinated Note Claims, and the number of shares of New Common Stock to be issued and distributed to or on behalf of such holders of Allowed Class 6 11 1/4% Senior Subordinated Note Claims in exchange for properly surrendered 11 1/4% Senior Subordinated Notes.

E.   Services Of Indenture Trustees, Agents, And Servicers

     The services, with respect to consummation of the Plan, of Indenture Trustees, agents, and servicers under indentures and other agreements that govern the rights of holders of Claims, shall be as set forth in the Plan.

F. Record Date For Distributions To Holders Of 10 3/8% Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Preferred Stock, And Common Stock

     The record date for distributions to holders of 10 3/8% Senior Notes, 11 5/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Common Stock, and Preferred Stock will be the seventh (7th) Business Day following entry of the Confirmation Order (the "Distribution Record Date"). At the close of business on the Distribution Record Date, the transfer ledgers for the 11 5/8% Senior Notes, 10 3/8% Senior Notes, 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes, Preferred Stock Interests, and Common Stock Interests shall be closed, and there shall be no further changes in the record holders of such securities. Reorganized ABN and the Disbursing Agent, if any, shall have no obligation to recognize any transfer of any such securities occurring after the Distribution Record Date and shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date.

G.   Means Of Cash Payment

     Cash payments made pursuant to this Plan shall be in U.S. funds, by the means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement, such commercially reasonable manner as the payor shall determine in its sole discretion; provided, however, that any cash payment in excess of $1,000,000 shall, notwithstanding the foregoing, be effected by wire transfer.

H.   Calculation Of Distribution Amounts Of New Securities

     No fractional shares of New Common Stock or other New Securities, and no New Warrants, Rights, Consultant Options, Management Incentive Options, or Equity Options for fractional shares of New Common Stock, shall be issued or distributed under the Plan or by Reorganized ABN or any Disbursing Agent, indenture trustee, agent, or servicer. Each Person entitled to receive New Common Stock or other New Securities shall receive the total number of whole shares of New Common Stock or other New Securities to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Common Stock or of a fraction of any of the New Securities, the Disbursing Agent shall allocate separately one whole share, right, option, or warrant, as the case may be, to such Person and other Persons similarly entitled, in order of the fractional portion of their entitlements, starting with the largest such fractional portion, until all remaining whole shares or warrants have been allocated. Upon the allocation of a whole share or warrant to a Person in respect of the fractional portion of its entitlement, such fractional portion shall be cancelled. If two or more Persons are entitled to equal fractional entitlements and the number of Persons so entitled exceeds the number of whole shares, rights, options, or warrants which remain to be allocated, the Disbursing Agent shall allocate the remaining whole shares, rights, options, or warrants to such holders by random lot or such other impartial method as the Disbursing Agent deems fair. Upon the allocation of all of the whole shares, rights, options, or warrants authorized under the Plan, all remaining fractional portions of the entitlements shall be cancelled and shall be of no further force and effect. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, shall not make any distribution of less than five (5) shares of New Common Stock, five (5) Equity Options, or five (5) New Warrants with respect to any Claim or Interest unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

I.   Delivery Of Distributions

     Distributions to holders of Allowed Claims or Allowed Interests shall be made by the Disbursing Agent or the appropriate indenture trustee, agent, or servicer, as the case may be, (a) at the addresses set forth on the proofs of Claim or Interest filed by such holders (or at the last known addresses of such holders if no proof of Claim or Interest is filed or if the Debtor has been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of Claim or Interest, (c) at the addresses reflected in the Schedules if no proof of Claim or Interest has been filed and the Disbursing Agent has not received a written notice of a change of address, (d) in the case of the holder of a Claim that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (e) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to the Debtor. If any holder's distribution is returned as undeliverable, no further distributions to such holder shall be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such holder's then current address, at which time all missed distributions shall be made to such holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer shall be returned to the Reorganized Debtor until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second
(2nd) anniversary of the Consummation Date, after which date (i) all Cash in respect of such undeliverable distribution, including interest accrued thereon, shall revert to Reorganized ABN and (ii) all New Common Stock, Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, Equity Options, and New Warrants in respect of such undeliverable distribution shall be cancelled notwithstanding, any federal or state escheat laws to the contrary. Notwithstanding anything to the contrary herein, any and all distributions to holders of Class 11 Claims (other than opt-outs) shall be made by the District Court Claims Administrator in accordance with the terms of the Class Action Settlements and the terms hereof.

J.   Fractional Dollars; De Minimis Distributions

     Any other provision of the Plan notwithstanding, payments of fractions of dollars shall not be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, shall not make any payment of less than twenty-five dollars ($25.00) with respect to any Claim unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

K.   Withholding And Reporting Requirements

     In connection with this Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions as may be necessary or appropriate to comply with such withholding and reporting requirements.

L.   Allocation Of Plan Distributions Between Principal And Interest

     To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, to the extent permitted, be allocated for income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.

M.   Setoffs

     The Reorganized Debtor may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtor or Reorganized Debtor may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtor of any such claim that the Debtor or Reorganized Debtor may have against such holder.

     The holder of a Disputed Claim who asserts a right of setoff shall retain such right, subject to any defenses of the Debtor or Reorganized Debtor, until the earlier of the time when (i) such Disputed Claim becomes Allowed, in whole or in part, or (ii) such claim is expunged by entry of an order of the Bankruptcy Court.

                                  ARTICLE VIII

                        TREATMENT OF EXECUTORY CONTRACTS
                              AND UNEXPIRED LEASES

A.   Assumed Contracts And Leases

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, as of the Consummation Date the Debtor shall be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease (i) was previously assumed or rejected by the Debtor, (ii) previously expired or terminated pursuant to its own terms, (iii) is the subject of a motion to reject filed on or before the Confirmation Date,
(iv) is identified as a rejected unexpired lease, as applicable, in Exhibit J hereto, or (v) has been otherwise modified or superseded by agreement of the parties thereto. The Confirmation Order shall constitute an order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions and rejections described above, as of the Consummation Date.

     Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements, or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court.

B.   Payments Related To Assumption Of Contracts And Leases

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor party to the contract or lease or the assignee of the Debtor party assuming such contract or lease, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.


C.   Rejected Contracts And Leases

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, none of the executory contracts and unexpired leases to which the Debtor is a party shall be rejected under the Plan; provided, however, that the Debtor reserves the right, at any time prior to the Confirmation Date, to seek to reject any executory contract or unexpired lease to which it is a party.

D.   Bar To Rejection Damages

     If the rejection by the Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim that is not theretofore evidenced by a timely filed proof of Claim or a proof of Claim that is deemed to be timely filed under applicable law, then such Claim shall be forever barred and shall not be enforceable against the Debtor or Reorganized Debtor, or the properties of the Debtor or Reorganized Debtor, unless a proof of Claim is filed with the Clerk of the Bankruptcy Court and served upon counsel for the Debtor within thirty (30) days after service of the earlier of (i) notice of entry of the Confirmation Order or (ii) other notice that the executory contract or unexpired lease has been rejected. Nothing herein should be construed to extend any previously expired bar date for any party to any contract or lease rejected pursuant to any prior Bankruptcy Court order.

E.   Certain Employment Contracts

     ABN shall assume the employment contracts of Patrick J. Gentile, Ira M. Horowitz, and Patrick D. Reddy, and the consulting agreement with Sydney Levy. ABN has modified the employment agreement of Sheldon Cantor in a manner acceptable to ABN and Sheldon Cantor and shall assume that agreement as modified. Prior to Confirmation, ABN may seek to modify the employment agreements of certain other employees or to settle any claims made thereunder.

F.   Compensation And Benefit Plans And Treatment Of Retirement Plan


     1. Except and to the extent previously assumed by an order of the Bankruptcy Court, on or before the Confirmation Date, and except as set forth in paragraph 2 below, all employee compensation and Benefit Plans of the Debtor, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are assumed under Article VIII.A hereof, but only to the extent that rights under such programs are held by the Debtor or Persons who are employees of the Debtor as of the Confirmation Date, and the Debtor's obligations under such programs to Persons who are employees of the Debtor on the Confirmation Date shall survive confirmation of this Plan, except for (i) executory contracts or Benefit Plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) such executory contracts or Benefit Plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any Benefit Plans or contracts; provided, however, that the Debtor's obligations, if any, to pay all "retiree benefits" as defined in section 1114(a) of the Bankruptcy Code shall continue.

     2. No provision of or proceeding within the Chapter 11 Case, the Plan, or the Confirmation Order shall in any way be construed as discharging, releasing, or relieving the Debtor, the Reorganized Debtor, or any other party in any capacity, from any liability with respect to the Retirement Plan or any other Retirement Plan under any law, governmental policy, or regulatory provision. The Pension Benefit Guaranty Corporation and the Retirement Plan shall not be enjoined or precluded from enforcing liability resulting from any of the provisions of the Plan or Confirmation of the Plan.

                                   ARTICLE IX

                       PROCEDURES FOR RESOLVING DISPUTED,
                      CONTINGENT, AND UNLIQUIDATED CLAIMS

A.   Objection Deadline; Prosecution Of Objections

     As soon as practicable, but in no event later than 120 days after the Consummation Date (unless extended by an order of the Bankruptcy Court), the Debtor or Reorganized Debtor, as the case may be, shall file objections to Claims (including any Administrative Claim, Priority Tax Claim, Other Priority Claim, Secured Claim, and Unsecured Claim) or Interests with the Bankruptcy Court and serve such objections upon the holders of each of the Claims or Interests to which objections are made. Nothing contained herein, however, shall limit the Reorganized Debtor's right to object to Claims or Interests, if any, filed or amended more than 120 days after the Consummation Date.

     The foregoing shall apply to any and all Claims that are listed in the Schedules as disputed, contingent, and/or unliquidated only if the holder of any such Claim filed a proof of Claim on account of such Claim. The Debtor reserves its right to seek an order expunging and disallowing any Claim that is listed in the Schedules as disputed, contingent, and/or unliquidated, and for which no proof of Claim was timely filed.

B.   No Distributions Pending Allowance

     Notwithstanding any other provision of the Plan, no payments or distributions shall be made with respect to all or any portion of a Disputed Claim or Disputed Interest unless and until all objections to such Disputed Claim or Disputed Interest have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim or Disputed Interest, or some portion thereof, has become an Allowed Claim or an Allowed Interest.

C.   Distribution Reserve

     1. The Disbursing Agent shall withhold the Distribution Reserve from the Cash, New Common Stock, Equity Options, New Warrants, or other property to be distributed under the Plan. As to any Disputed Claim (other than Securities Claims) or Disputed Interest, upon a request for estimation by the Debtor, the Bankruptcy Court shall determine what amount is sufficient to withhold as the Distribution Reserve. The Debtor may request estimation for every Disputed Claim that is unliquidated and the Disbursing Agent shall withhold the Distribution Reserve based upon the estimated amount of such Claim as set forth in a Final Order. If the Debtor elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is liquidated, the Disbursing Agent shall withhold the Distribution Reserve based upon the Face Amount of such Claim.

     2. Neither the Disbursing Agent, nor any other party, shall be entitled to vote any shares of New Common Stock held in the Distribution Reserve or the Equity Reserve. In the event that any matter requires approval by the shareholders of Reorganized ABN prior to the distribution or cancellation of all shares of New Common Stock from the Distribution Reserve, the shares of New Common Stock held by the Disbursing Agent shall, for voting purposes only, be deemed not to have been issued.

     3. If practicable, the Disbursing Agent shall invest any Cash that is withheld as the Distribution Reserve in a manner that shall yield a reasonable net return, taking into account the safety of the investment.

D.   Distributions After Allowance

     The Reorganized Debtor or the Disbursing Agent, as the case may be, shall make payments and distributions from the Distribution Reserve to each holder of a Disputed Claim or a Disputed Interest that has become an Allowed Claim or an Allowed Interest in accordance with the provisions of the Plan governing the class of Claims or Interests to which such holder belongs. On the next succeeding interim distribution date after the date that the order or judgment of the Bankruptcy Court allowing all or part of such Claim or Interest becomes a Final Order, the Disbursing Agent shall distribute to the holder of such Claim or Interest any Cash, New Common Stock, Equity Options, New Warrants, or other property in the Distribution Reserve as would have been distributed on the Distribution Date had such Allowed Claim or Allowed Interest been allowed on the Distribution Date. After a Final Order has been entered, or other final resolution has been reached, with respect to each Disputed Claim or Disputed Interest, (i) any New Common Stock, Equity Options, or New Warrants held in the Distribution Reserve shall be distributed Pro Rata to holders of Allowed Claims or Interests entitled thereto under the terms of this Plan and (ii) any Cash or other property remaining in the Distribution Reserve shall become property of the Reorganized Debtor. Notwithstanding the foregoing, no distributions shall be made from the Equity Reserve to the holders in Classes 9, 10, and 11 until the occurrence of the Distribution Date. All distributions made under this Article IX.D on account of an Allowed Claim or an Allowed Interest shall be made together with any dividends, payments, or other distributions made on account of, as well as any obligations arising from, the distributed property, as if such Allowed Claim or Allowed Interest had been an Allowed Claim or Allowed Interest on the Distribution Date. Notwithstanding the foregoing, the Disbursing Agent shall not be required to make distributions under Article IX.D more frequently than once every 180 days or to make any individual payments in an amount less than $25.00.

                                    ARTICLE X

                    CONDITIONS PRECEDENT TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

A.   Conditions To Confirmation

     The following are conditions precedent to confirmation of the Plan that must be satisfied or waived in accordance with Article X.C below:

     1. The proposed Confirmation Order shall be in form and substance reasonably acceptable to the Debtor, the Noteholders' Committee, and the Equity Committee.

     2. The Debtor shall have access to Cash, in the form of dividends and intercompany advances from its Subsidiaries, in an amount acceptable to the Debtor, to provide the Reorganized Debtor with working capital to meet ordinary and peak requirements.

B.   Conditions To Consummation

     The following are conditions precedent to the occurrence of the Consummation Date, each of which must be satisfied or waived in accordance with
Article X.C below:

     1. The Confirmation Order, in form and substance reasonably acceptable to the Debtor, the Noteholders' Committee, and the Equity Committee, must have become a Final Order and must, among other things, provide that:

          a. the Debtor and Reorganized Debtor are authorized and directed to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, leases, indentures, and other agreements or documents created in connection with the Plan;

          b. the provisions of the Confirmation Order are nonseverable and mutually dependent;

          c. all executory contracts or unexpired leases assumed or assumed and assigned by the Debtor during the Chapter 11 Case or under the Plan shall remain in full force and effect for the benefit of the Reorganized Debtor or its assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease;

          d. the transfers of property by the Debtor (i) to the Reorganized Debtor (a) are or will be legal, valid, and effective transfers of property, (b) vest or will vest the Reorganized Debtor with good title to such property free and clear of all liens, charges, Claims, encumbrances, or interests, except as expressly provided in the Plan or Confirmation Order, (c) do not and will not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, and (d) do not and will not subject the Reorganized Debtor to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor, transferee or stamp or recording tax liability and (ii) to holders of Claims or Interests under the Plan are for good consideration and value;

          e. except as expressly provided in the Plan, the Debtor is discharged effective upon the Confirmation Date from any "debt" (as that term is defined in section 101(12) of the Bankruptcy Code), and the Debtor's liability in respect thereof is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of the Debtor that has either been assumed or rejected in the Chapter 11 Case or pursuant to the Plan, or obligation of the Debtor incurred before the Confirmation Date, or from any conduct of the Debtor prior to the Confirmation Date, or that otherwise arose before the Confirmation Date, including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

          f. the Plan does not provide for the liquidation of all or substantially all of the property of the Debtor and its Confirmation is not likely to be followed by the liquidation of the Reorganized Debtor or the need for further financial reorganization;

          g. all Interests shall be cancelled effective upon the Distribution Date;

          h. the Substitute 10 3/8% Senior Notes, Restated 10 3/8% Senior Notes, New Common Stock, Rights, Equity Options, Consultant Options, and New Warrants issued under the Plan in exchange for Claims or Interests are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except to the extent that any holders of New Common Stock are "underwriters," as that term is defined in section 1145 of the Bankruptcy Code;

          i. each holder of a Senior Subordinated Note Claim shall be deemed to have released each Subsidiary Guarantor from such Subsidiary Guarantor's Subsidiary Guarantee; and

     2. The Reorganized Debtor shall have access to Cash, in the form of dividends and intercompany advances from its Subsidiaries, in an amount acceptable to the Reorganized Debtor, to provide it with working capital to meet ordinary and peak requirements.

     3. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the Plan shall have been obtained.

     4. The following agreements, in form satisfactory to the Debtor, the Noteholders' Committee, and the Equity Committee, shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied:

          a.   Reorganized ABN Certificate of Incorporation and By-laws;

          b.   New Warrant Agreement;

          c.   Management Incentive Plan;

          d.   Consultant Option Plan;

          e.   Amendment To 10 3/8% Senior Notes Indenture;

          f.   Registration Rights Agreement;

          g.   Settlement Agreement Between ABN And ABNH; and

          m.   Equity Options Agreement.

     5. All other actions, documents, and agreements necessary to implement the Plan shall have been effected or executed.

C.   Waiver Of Conditions

     Each of the conditions set forth in Articles X.A and X.B above, other than those set forth in Article X.A.1 and X.A.3, may be waived in whole or in part by the Debtor or Reorganized Debtor with the consent of the Noteholders' Committee without any notice to parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Consummation Date may be asserted by the Debtor or Reorganized Debtor with the consent of the Noteholders' Committee regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtor or Reorganized Debtor). The failure of the Debtor or Reorganized Debtor to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

                                   ARTICLE XI

                          MODIFICATIONS AND AMENDMENTS

     With the consent of Noteholders' Committee and the Equity Committee, the Debtor may alter, amend, or modify this Plan or any Exhibits hereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in section 1101(2) of the Bankruptcy Code, the Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and to accomplish such matters as may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially adversely affect the treatment of holders of Claims or Interests under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

                                   ARTICLE XII

                            RETENTION OF JURISDICTION

     Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Consummation Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Case and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

     A. Allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

     B. Hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103, and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Consummation Date, the payment of the fees and expenses of the retained professionals of the Reorganized Debtor shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

     C. Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable, including, if necessary, the nature or amount of any required Cure or the liquidation or allowance of any Claims arising therefrom;

     D. Effectuate performance of and payments under the provisions of the Plan;

     E. Hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Case;

     F. Enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement, or the Confirmation Order;

     G. Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

     H. Consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

     I. Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

     J. Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated, or distributions pursuant to the Plan are enjoined or stayed;

     K. Hear and determine any matters arising in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement, or the Confirmation Order;

     L. Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Case;

     M. Recover all assets of the Debtor and property of the Debtor's Estate, wherever located;

     N. Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

     O. Hear and determine all disputes involving the existence, nature, or scope of the Debtor's discharge;

     P. Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

     Q. Enter a final decree closing the Chapter 11 Case.

                                  ARTICLE XIII

                          COMPROMISES AND SETTLEMENTS

     Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), ABN shall effectuate the compromises and settlements described below.

A.   Settlement Between ABN And ABNH

     ABN and ABNH have settled their respective claims as follows: (i) ABN and ABNH shall release each other from (a) any obligations pursuant to that certain separation agreement, dated as of July 20, 1998 and (b) any sums allegedly owing by each of them and their affiliates to the other; (ii) ABN shall be responsible for all income, franchise, or similar tax liabilities of ABNH or any person for which ABNH is or may be liable, including costs and expenses, for the period January 1, 1990 through July 20, 1998; (iii) ABNH shall remit to ABN any franchise or similar tax refunds for the periods prior to July 20, 1998; (iv) ABNH and ABNCo and Sati Group shall exchange mutual releases; (v) ABNH shall withdraw its proof of claim in the Chapter 11 Case with prejudice; and (vi) ABNH shall receive 25,000 shares of New Common Stock. The agreement between ABN and ABNH, which is attached hereto as Exhibit L, is incorporated herein by reference.

B.   Settlement Among ABN, ABNH, And Parties To The ABN And ABNH Securities
     Actions

     The plaintiffs in the ABN Securities Action, the plaintiffs in the ABNH Securities Action, ABN, ABNH, and the other defendants in the aforementioned actions have settled their respective claims as follows: (i) the plaintiffs released ABN, ABNH, other defendants, and certain other officers and directors of ABN and ABNH from any claims plaintiffs may have against such parties in connection with the purchase or sale of the common stock of ABN, ABNH, or other acts and omissions relating thereto; (ii) National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") deposited the sum of $12.5 million into an interest bearing escrow account for ultimate distribution to the plaintiffs;
(iii) ABNH delivered to the plaintiffs' counsel 1,460,000 shares of ABNH common stock, subject to adjustment, and ABNH shall issue warrants to purchase 863,647 shares of ABNH common stock at an exercise price of $6.00 per share, subject to adjustment; (iv) ABN shall deliver to the plaintiffs' counsel forty percent (40%) of the allocation of the distribution of approximately 7.7% of the New Common Stock and New Warrants in accordance with the terms of this Plan; (v) Deloitte & Touche LLP deposited $2.3 million into an interest bearing escrow account for the benefit of the holders of ABNH Securities Claims; (vi) all defendants and National Union released one another from claims relating to the ABN Securities Action or ABNH Securities Action. The agreement, attached hereto as Exhibit M, is incorporated herein by reference. In the event of any conflict between the agreement attached hereto and the summary of the agreement provided herein and in the Disclosure Statement on the other, the terms of the agreement itself shall govern.

C. Settlement Between Equity Committee And Plaintiffs In ABN And ABNH Securities Actions

     The plaintiffs in the ABN Securities Action and ABNH Securities Action (collectively, the "Plaintiffs") and the Equity Committee have settled the issues concerning the appropriate allocation of New Securities between their respective constituencies as follows: (i) the Plaintiffs shall receive forty percent (40%) of the Equity Reserve and the existing common and preferred stockholders of ABN shall receive sixty percent (60%) of the Equity Reserve, respectively, and (ii) holders of Class 9 Interests and Class 10 Interests shall receive (a) any distribution that would otherwise be made to the Consultant in respect of shares of Common Stock held by the Consultant, and (b) any options or warrants previously contemplated to be distributed under any agreement, plan, or grant to the Consultant (other than the Consultant Options). The agreement, which is annexed hereto as Exhibit N, is incorporated herein by reference.

D.   Settlement Between Consultant And Equity Committee

     The Equity Committee and the Consultant have agreed as follows: the Consultant shall grant to the holders of Class 10 Common Stock Interests his entitlement to receive New Common Stock hereunder.

E.   Rabbi Trust

     In 1989, ABN established a post-retirement welfare benefit trust, commonly known as a "rabbi trust," to pay the post-retirement medical benefits of certain of its former employees (the "Rabbi Trust") pursuant to that certain Trust Agreement (the "Trust Agreement"), dated December 29, 1989, between ABN (as successor) and The Chase Manhattan Bank, N.A., as successor trustee (the "Rabbi Trust Trustee"). As reflected in the November Confirmation Order, the Rabbi Trust participants, ABN, and the Rabbi Trust Trustee settled their claims in respect of the Rabbi Trust. Pursuant to the settlement (i) each of the participants in the Rabbi Trust (the "Participants") is required to enroll in Medicare, Blue Cross/Blue Shield, and the health insurance plans offered by ABN (collectively, the "Medical Plans"), and the Medical Plans are required to be continued without interruption for the benefit of the Participants throughout their lifetimes; (ii) each of the Participants is required to submit to the Medical Plans any claims that qualify as medical care under section 105(b) of the Internal Revenue Code (the "Covered Medical Claims"), and to cooperate in the coordination of benefits among the medical plans; (iii) ABN is required to reimburse the Participants for any Covered Medical Claims that remain unreimbursed by each of the Medical Plans; (iv) ABN paid $20,000 to counsel to the Participants in respect of their court-approved fees and disbursements; (v) if ABN terminates any of the Medical Plans (other than Blue Cross/Blue Shield), it is required to replace the plan with a health insurance plan with comparable benefits; (vi) if substantially all of the current executive level employees of ABN cease to be employed by the Company and are employed by an affiliate, ABN or its successor is required to permit the Participants to participate in any health insurance plans in which such executives participate; (vii) the corpus of the Rabbi Trust is to be turned over to ABN, net of the Rabbi Trustee's compensation, fees, and expenses, following (a) the receipt by ABN and the Rabbi Trust Trustee of satisfactory written release agreements and (b) entry of the Confirmation Order; and (viii) each of the Participants, and any former participant of the Rabbi Trust, is enjoined from commencing any suit, action, demand, or proceeding arising out of or in connection with the Rabbi Trust of any kind whatsoever, arising at any point in time.

     Notwithstanding the fact that one of the releases referred to in clause
(vii)(a) above has not yet been delivered, the Rabbi Trust Trustee shall turn over the corpus of the Rabbi Trust to ABN. Moreover, each of the Participants shall be enjoined from commencing any suit, action, demand, or proceeding arising at any point in time, of any kind whatsoever, arising out of or in connection with the Rabbi Trust. Except as set forth herein, the settlement of the Rabbi Trust disposition set forth in the November Confirmation Order shall remain in full force and effect.

                                     * * *

     Pursuant to Fed. R. Bankr. P. 9019(a), the Debtor may compromise and settle various Claims against it and/or claims that it may have against other Persons. The Debtor expressly reserves the right (with Bankruptcy Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against it and claims that it may have against other Persons up to and including the Consummation Date. After the Consummation Date, such right shall pass to the Reorganized Debtor pursuant to Articles IV.E and IV.F hereof.

                                   ARTICLE XIV

                            MISCELLANEOUS PROVISIONS

A.   Bar Dates For Certain Claims

     1. Administrative Claims; Substantial Contribution Claims; Professional Fee Claims

     The November Confirmation Order established the Administrative Claims Bar Date for the filing of all Administrative Claims, including Substantial Contribution Claims (but not including claims for Professional fees or the expenses of the members of any statutory committee (if appointed)), accruing up to and including the November Confirmation Date as November 27, 2000. The November Confirmation Order established November 27, 2000, as the deadline for filing and serving all final requests for compensation or reimbursement of Professional fees pursuant to sections 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code (collectively, "Fee Applications") for services rendered to the Debtor or any statutory committee (if appointed) prior to the November Confirmation Date (other than Substantial Contribution Claims under section 503(b)(4) of the Bankruptcy Code). Holders of Administrative Claims accruing after the November Confirmation Date shall not be required to file proofs of such Administrative Claims or additional Fee Applications.


     2.   Other Claims

     By order dated December 9, 1999, the Bankruptcy Court entered an order (the "Bar Date Order") setting January 24, 2000 (the "Bar Date") as the last date for the filing of proofs of Claim against the Debtor on account of any Claim, as defined in section 101(5) of the Bankruptcy Code, against the Debtor, which arose prior to the Petition Date. Pursuant to the Bar Date Order and Fed. R. Bankr. P. 3003(c)(2), any person or entity that was required to file a timely proof of Claim in the form and manner specified by the Bar Date Order and that failed to do so on or before the Bar Date (or, in the case of a Claim based upon the Debtor's rejection of an unexpired lease or executory contract, before the Rejection Damages Bar Date, as defined in the Bar Date Order), shall not be entitled to vote on the Plan and shall not receive or retain, or be entitled to receive or retain, any property or any payment or distribution of property from the Debtor or its successors or assigns with respect to such Claim.

     B.   Payment Of Statutory Fees

     All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Consummation Date. All such fees that arise after the Consummation Date but prior to the closing of the Chapter 11 Case shall be paid by Reorganized ABN.

     C.   Severability Of Plan Provisions

     If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

     D.   Successors And Assigns

     The rights, benefits, and obligations of any entity named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, any heir, executor, administrator, successor, or assign of such entity.

     E.   Discharge Of The Debtor And Injunction

     All consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims against and Interests in the Debtor of any nature whatsoever or against any of the Debtor's assets or properties. Except as otherwise expressly provided in the Plan, entry of the Confirmation Order acts as a discharge of all Claims against, liens on, and Interests in each of the Debtor, the Debtor's assets, and its properties, arising at any time before the entry of the Confirmation Order, regardless of whether a proof of Claim or proof of Interest therefor was filed, whether the Claim or Interest is Allowed, or whether the holder thereof votes to accept the Plan or is entitled to receive a distribution thereunder, subject to the occurrence of the Distribution Date. Upon entry of the Confirmation Order, and subject to the occurrence of the Distribution Date, any holder of such discharged Claim or Interest shall be precluded from asserting against the Debtor or any of its assets or properties any other or further Claim or Interest based upon any document, instrument, act, omission, transaction or other activity of any kind or nature that occurred before the date of entry of the Confirmation Order. The Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtor, subject to the occurrence of the Distribution Date.

     In accordance with section 524 of the Bankruptcy Code, the discharge provided by this section and section 1141 of the Bankruptcy Code shall act as an injunction against the commencement or continuation of any action, employment of process, or act to collect, offset, or recover the Claims and Interests discharged hereby. Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold, or may hold Claims against, or Interests in, the Debtor will be permanently enjoined, on and after the Consummation Date, subject to the occurrence of the Distribution Date, from
(i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Interest, (ii) the enforcement, attachment, collection, or recovery by any manner or means of any judgment, award, decree or order against the Debtor on account of any such Claim or Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Interest, and (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from the Debtor or against the property or interests in property of the Debtor on account of any such Claim or Interest. The foregoing injunction will extend to successors of the Debtor (including, without limitation, the Reorganized Debtor) and their respective properties and interests in property.

     F.   Debtor Releases

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, the Debtor shall release and be permanently enjoined from any prosecution or attempted prosecution of any and all causes of action which it has, may have, or claims to have against any present or former director, officer, or employee of the Debtor relating to the Chapter 11 Case or the Plan; provided, however, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of (i) any express contractual obligation owing by any such director, officer, or employee of the Debtor or
(ii) the willful misconduct, gross negligence, or breach of fiduciary duty of such director, officer, or employee in connection with, related to, or arising out of the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan, or the property to be distributed under the Plan.

     G.   Other Releases

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, and except as otherwise provided herein or in the Confirmation Order, the Indenture Trustees and each of the Debtor's, Reorganized Debtor's, Noteholders' Committee's, Indenture Trustees', and Equity Committee's respective members, officers, directors, agents, financial advisors, independent accountants, attorneys, employees, and representatives and their respective property shall be released from any and all claims, obligations, rights, causes of action, and liabilities which the Debtor, Reorganized Debtor, or any holder of a Claim against or Interest in the Debtor may be entitled to assert, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part upon any act or omission, transaction, or other occurrence taking place on or before the Confirmation Date in any way relating to the Chapter 11 Case or the Plan; provided, however, that nothing herein shall release any Person from any claims, obligations, rights, causes of action or liabilities based upon any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of Confirmation of the Plan, the Consummation of the Plan, the administration of the Plan, or the property to be distributed under the Plan arising out of such Person's gross negligence or willful misconduct.

     Effective as of the Confirmation Date, but subject to the occurrence of the Distribution Date, and except as otherwise provided herein or in the Confirmation Order, current and former agents and employees of ABN and former officers and directors of ABN shall be deemed to have released any claims against ABNH that relate to or arise from any transactions that took place prior to the spinoff of ABNH by ABN on July 20,1998, which claims concern the business or operations of ABN or ABNH.

     Notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order shall release, discharge, or exculpate any non-debtor party from any debt owed to the United States Government and/or its agencies, including the PBGC, for any liability arising under the Internal Revenue Code, ERISA, the environmental laws, or any criminal laws of the United States. In addition, notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order shall enjoin or prevent the Government from collecting any such liability from any such non-debtor party. Notwithstanding any other provision in the Disclosure Statement, the Plan, or the Confirmation Order, nothing in the Disclosure Statement, the Plan, or the Confirmation Order shall release, discharge, or exculpate ABN from any criminal laws of the United States.


H.   Waiver Of Enforcement Of Subordination

     All Claims against and Interests in ABN and all rights and claims between or among holders of Claims and Interests relating in any manner whatsoever to Claims against and Interests in ABN, based upon any claimed subordination rights (if any), shall be deemed satisfied by the distributions under the Plan to holders of Claims and Interests having such subordination rights, and such subordination rights shall be deemed waived, released, discharged, and terminated as of the Consummation Date, except with respect to holders of Class 4 Claims and Class 5 Claims, which are not waiving any such rights prospectively after the Consummation Date and will retain such rights under the 10 3/8% Senior Notes Indenture, as amended by the Second Supplemental Indenture. Distributions to the various Classes of Claims and Interests hereunder shall not be subject to levy, garnishment, attachment, or like legal process by any holder of a Claim by reason of any claimed subordination rights or otherwise, so that each holder of a Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan.

I.   Committees

     Effective twenty (20) days after the Distribution Date, the duties of any statutory committee shall terminate, except with respect to any appeal of an order in the Chapter 11 Case and applications for Professional Fees.

J.   Binding Effect

     The Plan shall be binding upon and inure to the benefit of the Debtor, all present and former holders of Claims against and Interests in the Debtor, and their respective successors and assigns, including, but not limited to, the Reorganized Debtor and all other parties in interest in this Chapter 11 Case.

K.   Revocation, Withdrawal, Or Non-Consummation

     The Debtor reserves the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file other plans of reorganization subject to the consent of the Noteholders' Committee. If the Debtor revokes or withdraws the Plan, or if Confirmation or consummation of the Plan does not occur, then
(i) the Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void, and (iii) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (a) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor or any other Person, (b) prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor, or (c) constitute an admission of any sort by the Debtor or any other Person.


L.   Plan Supplement

     Any and all exhibits, lists, or schedules not filed with the Plan shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court seven days prior to the date set for the hearing on Confirmation. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours or may be viewed on the Bankruptcy Court's website at www.nysb.uscourts.gov. Holders of Claims or Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Article XIV.M hereof.

M.   Notices

     Any notice, request, or demand required or permitted to be made or provided to or upon the Debtor or Reorganized Debtor hereunder shall be (i) in writing,
(ii) served by (a) certified mail, return receipt requested, (b) hand delivery,
(c) overnight delivery service, (d) first class mail, or (e) facsimile transmission, and (iii) deemed to have been duly given or made when actually delivered, or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

     AMERICAN BANKNOTE CORPORATION
     560 Sylvan Avenue, 3rd Floor
     Englewood Cliffs, New Jersey 07632
     Att'n:  Patrick J. Gentile
     Telephone:  (201) 568-4400
     Facsimile:  (201) 568-4577

     with a copy to:

     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
     Four Times Square
     New York, New York 10036-6522
     Att'n: Kayalyn A. Marafioti, Esq.
     Telephone:  (212) 735-3000
     Facsimile:  (212) 735-2000

N.   Indemnification Obligations

     Except as otherwise specifically limited in this Plan, any obligations or rights of the Debtor or Reorganized Debtor to defend, indemnify, reimburse, or limit the liability of its present and former directors, officers, or employees pursuant to the Debtor's or Reorganized Debtor's certificate of incorporation, by-laws, policy of providing employee indemnification, applicable state law, or specific agreement in respect of any claims, demands, suits, causes of action, or proceedings against such directors, officers, or employees based upon any act or omission related to such present and former directors', officers', or employees' service with, for, or on behalf of the Debtor prior to the Consummation Date, shall survive confirmation of this Plan and remain unaffected thereby, and shall not be discharged, irrespective of whether such defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the Petition Date; provided, however, that the Debtor's or Reorganized Debtor's obligation to defend, indemnify, reimburse, or limit the liability of any Person covered hereunder shall survive only to the extent that the foregoing obligations may be satisfied from the proceeds of the Debtor's or the Reorganized Debtor's directors and officers liability insurance coverage. Any such obligations that are not satisfied from the proceeds of the Debtor's or the Reorganized Debtor's directors and officers liability insurance coverage shall be discharged.

O.   Prepayment

     Except as otherwise provided in this Plan or the Confirmation Order, the Debtor shall have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not be violative of, or otherwise prejudice, the relative priorities and parities among the Classes of Claims.

P.   Term Of Injunctions Or Stays

     Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order), shall remain in full force and effect until the Consummation Date.


Q.   Governing Law

     Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of (i) the State of New York shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with this Plan and (ii) the laws of the state of Delaware shall govern corporate governance matters with respect to the Debtor, in either case without giving effect to the principles of conflicts of law thereof.

Dated:  New York, New York
May 24, 2002


                                 AMERICAN BANKNOTE CORPORATION


                                 By:    /s/ Patrick J. Gentile
                                        -------------------------------------
                                        Patrick J. Gentile
                                        Executive Vice President
                                        Chief Financial Officer


                                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 Attorneys for American Banknote Corporation


                                 By:   /s/ Kayalyn A. Marafioti
                                       -------------------------------------
                                       Kayalyn A. Marafioti (KM 9362)
                                      (A Member of the Firm)
                                       Frederick D. Morris (FM 6564)
                                       Bennett S. Silverberg (BS 3551)

                                Four Times Square
                                New York, New York 10036-6522
                                (212) 735-3000

                                   EXHIBIT I
                                       TO
                       FOURTH AMENDED REORGANIZATION PLAN
                        OF AMERICAN BANKNOTE CORPORATION
                                    _________

                         SECOND SUPPLEMENTAL INDENTURE

     This SECOND SUPPLEMENTAL INDENTURE (the "Second Supplemental Indenture") between AMERICAN BANKNOTE CORPORATION (formerly United States Banknote Corporation), a Delaware corporation ("U.S. Banknote"), and HSBC BANK USA, a banking corporation and trust company duly organized and existing under the laws of the State of New York, not in its individual capacity but solely in its capacity as successor trustee under the Indenture referred to below (the "Successor Trustee"), is made and entered into as of _____________, 2002.

                                    RECITALS

     WHEREAS, U.S. Banknote executed and delivered to Chemical Bank, a New York corporation (the "Former Trustee"), that Indenture, dated as of May 15, 1992, as supplemented by the First Supplemental Indenture, dated as of May 23, 1994 (as so supplemented, the "Original Indenture"), and by this Second Supplemental Indenture (the Original Indenture, as so supplemented, the "Indenture"), providing for the issuance and sale by U.S. Banknote of its 10-3/8 % Senior Notes due June 1, 2002 (the "Securities"); and

     WHEREAS, on December 8, 1999, U.S. Banknote filed a petition under Chapter 11 of title 11 of the United States Code, 11 U.S.C. ss.ss. 101-1330, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), commencing U.S. Banknote's Chapter 11 case (the "Chapter 11 Case"); and

     WHEREAS, by order dated [__________, 2002] (the "Confirmation Order"), entered by the Bankruptcy Court pursuant to section 1129 of the Bankruptcy Code, the Bankruptcy Court confirmed U.S. Banknote's fourth amended reorganization plan dated [____________, 2002] (the "Plan"); and

     WHEREAS, Article III.C.1 and 2 of the Plan provide, among other things, that the Original Indenture shall be amended as set forth herein; and

     WHEREAS, Article III.C.2 of the Plan and paragraph [____] of the Confirmation Order direct U.S. Banknote and the Successor Trustee to enter into this Second Supplemental Indenture to effectuate the amendments required by the Plan.

     NOW, THEREFORE, U.S. Banknote and the Successor Trustee hereby agree that the Original Indenture and the Securities are supplemented and amended as follows:

     SECTION 1. DEFINITIONS.

          (a) Capitalized terms used in this Second Supplemental Indenture without definition shall have the meanings ascribed to them in the Original Indenture.


     SECTION 2. AMENDMENTS.

          (a) Section 1.01 of the Original Indenture is hereby amended by deleting the definitions of the following terms in their entirety:

               (i)   ABNH
               (ii)  Lasercard Partnership Interest
               (iii) Lasercard Parent
               (iv)  Lasercard Joint Venture Agreement

     All references to such defined terms in the Original Indenture are hereby deleted.

          (b) Section 1.01 of the Original Indenture is hereby further amended by adding the following definitions in alphabetical order:

          "Bankruptcy Code" means title 11 of the United States Code, 11 U.S.C.ss.ss. 101-1330, as amended.

          "Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York.

          "Chapter 11 Case" means the voluntary case, number 99-11577, commenced by American Banknote Corporation under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court on December 8, 1999.

          "Confirmation Date" has the meaning ascribed to it in the Plan.

          "Consolidated EBITDA" means, for any period, the Consolidated Net Income for such period, excluding only the Consolidated Net Income attributable to Unrestricted Subsidiaries, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense for such period, (ii) Consolidated Interest Expense for such period and (iii) Consolidated Non-cash Charges for such period less (A) all non-cash items increasing Consolidated Net Income for such period and (B) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in the most recent four quarters.

          "Consolidated Income Tax Expense" means, for any period, the provision for Federal, state, local and foreign income taxes payable by U.S. Banknote and its Subsidiaries (excluding only Unrestricted Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP.

          "Consolidated Interest Expense" means, for any period, the Interest Expense of U.S. Banknote and its Subsidiaries (excluding only Unrestricted Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP.

          "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the sum of (A) depreciation, (B) amortization and (C) other non-cash expenses or charges of such Person and its Subsidiaries (excluding only Unrestricted Subsidiaries) reducing Consolidated Net Income of such Person and its Subsidiaries (excluding only Unrestricted Subsidiaries) for such period, determined on a consolidated basis in accordance with GAAP.

          "Consummation Date" has the meaning ascribed to it in the Plan.

          "Distribution Date" has the meaning ascribed to it in the Plan.

          "PIK Securities" means Securities issued in lieu of the payment of cash interest as provided in Section 2.02 or 5.01.

          "Plan" means the Fourth Amended Reorganization Plan of American Banknote Corporation, dated ____________, 2002, which was confirmed by order of the Bankruptcy Court pursuant to section 1129 of the Bankruptcy Code on [________________, 2002].

          (c) Section 1.01 of the Original Indenture is hereby further amended by deleting the following definitions in their entirety and inserting in lieu thereof the definitions set forth below:

               (i) "Change in Control" means such time as a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange
          Act), other than any employee benefit plan of U.S. Banknote or any of its Subsidiaries, files a Schedule 13D or 14D-1 under the Exchange Act disclosing that such person or group has become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50 percent (50%) of the total voting power of the then outstanding voting stock of U.S. Banknote; provided, that a "Change in Control" shall be deemed not to have occurred if any of the foregoing results solely from the Chapter 11 Case, confirmation of the Plan, and/or the distributions received or to be received under the Plan by holders of claims against or equity interests in U.S. Banknote.

               (ii) "Existing Investments" means Investments existing on the date of the Second Supplemental Indenture.

               (iii) "New Credit Agreement" means the revolving credit facility of up to an aggregate amount of $25 million made available to U.S. Banknote and its Subsidiaries.

               (iv) "Pledged Debt Obligations" means all loans by U.S. Banknote to ABN or any Direct, Wholly-owned Subsidiary of U.S. Banknote, which loans shall be evidenced by a promissory note or notes issued to U.S. Banknote by ABN or such other Subsidiary.

               (iv) "Pledged Shares" means (i) all of the outstanding shares of common stock of ABN, NMI Corporation and USBC International, owned directly or indirectly by U.S. Banknote and (ii) all of the outstanding shares of common stock (or equivalent equity interests) of all Direct, Wholly-owned Subsidiaries of U.S. Banknote, but excluding simultaneously with the consummation of a bona fide (x) public offering or (y) private offering pursuant to Rule 144A under the Securities Act (or a substantially equivalent transaction), pursuant to which (1) U.S. Banknote (or a Subsidiary) sells any shares of common stock (or equivalent equity interests) or Special Preference Stock of ABN-Brazil owned by U.S. Banknote (or a Subsidiary) or (2) ABN-Brazil issues any shares of its common stock (or equivalent equity interests) or Special Preference Stock, and from time to time thereafter, so long as ABN-Brazil does not thereafter become, as a result of any occurrence, a Wholly-owned Subsidiary of U.S. Banknote, shares of common stock (or equivalent equity interests) of any Direct, Wholly-owned Subsidiary or Subsidiaries of U.S. Banknote representing, in the aggregate, the direct or indirect ownership by U.S. Banknote of 35% of the total combined voting power of all classes of the outstanding Capital Stock entitled to vote of ABN-Brazil; provided, that after giving effect to this exclusion, the Pledged Shares shall include, at all times, a number of shares of common stock (or equivalent equity interests) representing, in the aggregate, the direct or indirect ownership interest by U.S. Banknote of 65% of the total combined voting power of all classes of the outstanding Capital Stock entitled to vote of ABN-Brazil.

          (d) Section 2.02 of the Original Indenture is hereby amended by deleting the seventh paragraph and inserting the following in lieu thereof:

               The Securities shall be issuable only in registered form without coupons and, except as set forth in the next paragraph, shall be in denominations of $1,000 and any integral multiple thereof.

          (e) Section 2.02 of the Original Indenture is hereby further amended by adding the following paragraph at the end of such Section:

               Pursuant to the Plan and notwithstanding any other provision of this Indenture (including without limitation Section 2.12) or the Securities, U.S. Banknote shall issue and the Trustee shall authenticate and make available for delivery (i) additional Securities in the aggregate principal amount of $78,989,799 with an issuance date of the Consummation Date to be distributed on the Distribution Date pro rata among the holders of Securities of record as of the seventh
          (7th) Business Day following the Confirmation Date, in exchange for and in extinguishment of their Securities outstanding under the Original Indenture, (ii) additional Securities in the aggregate principal amount of $12,562,357 with an issuance date of the Consummation Date to be distributed on the Distribution Date pro rata among the holders of record as of the seventh (7th) Business Day following the Confirmation Date of 11-5/8% Senior Notes (as defined in the Plan) in exchange for and in extinguishment of their 11-5/8% Senior Notes (as defined in the Plan) and (iii) as and when so elected by U.S. Banknote pursuant to Section 5.01, PIK Securities in lieu of cash interest (each of the Securities described in subparts (i), (ii) and (iii) of this sentence, an "Additional Security" and, collectively with Securities issued pursuant to Section 2.06 or 2.07 in respect of such Additional Securities, the "Additional Securities"). Additional Securities may be issued in denominations (rounded, if necessary, down to the nearest dollar) of $1 and integral multiples thereof. Each Additional Security is an additional obligation of U.S. Banknote and shall be governed by, and entitled to the benefits of, and shall be subject to the terms of, this Indenture and shall rank pari passu with and be subject to the same terms (including the interest rate from time to time payable thereon) as the Securities (except, as the case may be, with respect to the issuance date and aggregate principal amount) and shall have the benefit of all Liens securing the Securities.

          (f) Section 2.04 of the Original Indenture is hereby amended by adding the following sentence at the end of such Section:

          Any PIK Securities that may be issued shall be deposited, held and paid as if they were "money" for purposes of the foregoing provisions of this Section 2.04.

          (g) Any and all remaining obligations of U.S. Banknote under Article 3 of the Original Indenture shall be deemed to have been extinguished as of the Consummation Date.

          (h) Section 4.02 of the Original Indenture is hereby amended by adding the following language at the end of the third sentence of such Section:

          , except that PIK Securities shall be in integral multiples of $1.00.

          (i) Section 5.01 of the Original Indenture is hereby amended by adding the following language at the end of such Section:

          Notwithstanding the foregoing and anything to the contrary herein or in the Securities or the Pledge Agreement, (i) the maturity of the Securities is extended to January 31, 2005, and all references to the due date or maturity date of the Securities in this Indenture, the Securities or the Pledge Agreement are amended to read January 31, 2005, and (ii) payment of interest from and after the Consummation Date through and including January 30, 2005, shall be made either in cash or in PIK Securities as U.S. Banknote shall determine at its sole option as to each interest payment date, with the principal amount of any PIK Security so issued to be equal to the amount of cash interest otherwise due and payable and the issuance date of such PIK Security to be the interest payment date on which such cash interest would otherwise be due and payable.

          (j) Section 5.02 of the Original Indenture is hereby amended by adding the following language at the end of such Section:

               (4) Notwithstanding the foregoing provisions of this Section 5.02, U.S. Banknote shall be excused from compliance with this Section
          5.02 until 30 days after the date that U.S. Banknote completes the preparation of such audited and/or restated financial statements which are required to be included by U.S. Banknote in its new and/or amended filings under the Exchange Act for U.S. Banknote to comply with its Exchange Act filing obligations.

          (k) Section 5.03(2) of the Original Indenture is hereby amended by adding the following language at the end of such Section:

               Notwithstanding the foregoing provisions of this Section 5.03(2), U.S. Banknote shall be excused from compliance with this Section 5.03(2) until 30 days after the date that U.S. Banknote completes the preparation of such audited and/or restated financial statements which are required to be included by U.S. Banknote in its new and/or amended filings under the Exchange Act for U.S. Banknote to comply with its Exchange Act filing obligations.

          (l) Section 5.06 of the Original Indenture is hereby deleted in its entirety and amended to read as follows:

          "SECTION 5.06. LIMITATION ON RESTRICTED PAYMENTS. U.S. Banknote will not, and will not permit any of its Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of U.S. Banknote's or any of its Subsidiaries' Capital Stock or other Equity Interests (other than dividends or distributions payable to U.S. Banknote or any of its Subsidiaries or payable in shares of Capital Stock in U.S. Banknote other than Redeemable Stock), (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of U.S. Banknote or any of its Subsidiaries (other than any such Equity Interests owned by U.S. Banknote or any of its Subsidiaries), or (iii) make Investments other than Permitted Investments (the foregoing actions set forth in clauses (i) through (iii) being referred to as "Restricted Payments"), if, at the time of such Restricted Payment:

          (a) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; or

          (b) U.S. Banknote could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of Section 5.07; or

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made after the date of this Second Supplemental Indenture exceeds (x) 50% of the amount of the Consolidated Net Income of U.S. Banknote for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after the date of this Second Supplemental Indenture through the end of U.S. Banknote's fiscal quarter ending immediately prior to the time of such Restricted Payment (or, if Consolidated Net Income for such period is a deficit, minus 100% of such deficit); plus (y) 100% of the aggregate net cash proceeds received by U.S. Banknote from (i) the issue or sale of Equity Interests of U.S. Banknote (other than such Equity Interests issued or sold to a Subsidiary of U.S. Banknote and other than Redeemable Stock) or (ii) the issue or sale of Indebtedness of U.S. Banknote (other than such Indebtedness issued or sold to a Subsidiary of U.S. Banknote) which is subsequently converted into Capital Stock of U.S. Banknote (other than Redeemable Stock).

          The foregoing provisions will not prohibit, so long as no Default or Event of Default shall have occurred and be continuing, (i) Investments of up to $20 million by U.S. Banknote and its Subsidiaries in Persons which are Unrestricted Subsidiaries or are not Wholly-owned Subsidiaries of U.S. Banknote or a Subsidiary; (ii) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of this Indenture; (iii) the retirement of any shares of U.S. Banknote's Capital Stock in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of U.S. Banknote) of other shares of U.S. Banknote's Capital Stock, other than any Redeemable Stock; (iv) the declaration and payment of pro rata dividends or pro rata redemptions with respect to holders of minority interests in the common stock of a Subsidiary of U.S. Banknote (for purposes of this clause (iv), Special Preference Stock shall constitute common stock of ABN-Brazil); (v) the repurchase, redemption or other acquisition or retirement for value, in accordance with its terms, of the Subordinated Debentures, outstanding on the date of this Second Supplemental Indenture; (vi) Investments by U.S. Banknote or a Subsidiary in U.S. Banknote or a Wholly-owned Subsidiary; and (vii) acquisitions of Wholly-owned Subsidiaries. For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause (c) of the first paragraph of this Section 5.06, no amounts expended pursuant to this paragraph (other than under clause (ii)) shall be included.

          U.S. Banknote shall deliver to the Trustee within 60 days after the end of each of U.S. Banknote's fiscal quarters (90 days after the end of U.S. Banknote's last fiscal quarter of each year) in which a Restricted Payment is made under the first paragraph of this Section 5.06 an Officers' Certificate setting forth each Restricted Payment made in such fiscal quarter, stating that each such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Section 5.06 were computed, which calculations may be based on U.S. Banknote's latest available internal financial statements."

          (m) Section 5.07 of the Original Indenture is hereby deleted in its entirety and amended to read as follows:

          "SECTION 5.07. LIMITATION ON INDEBTEDNESS. U.S. Banknote shall not, and will not permit any of its Subsidiaries, directly or indirectly, to create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness unless, after giving effect to the incurrence of such Indebtedness and the application of any of the proceeds therefrom to repay Indebtedness, the ratio calculated by taking the Consolidated EBITDA and dividing it by the Consolidated Interest Expense of U.S. Banknote for the four full fiscal quarters ending immediately prior to the date such additional Indebtedness is created, incurred, issued, assumed or guaranteed will be greater than 1.5:1.0, provided that such calculation shall give effect to (A) the incurrence of any Indebtedness (after giving effect to the application of the proceeds thereof) in connection with the simultaneous acquisition of any Person, business, property or assets, and (B) the Consolidated Cash Flow generated by such acquired Person, business, property or assets, giving effect in each case to such incurrence of Indebtedness, application of proceeds and Consolidated Cash Flow as if such acquisition had occurred at the beginning of such four quarter period.

          The foregoing limitations shall not apply to the incurrence of Indebtedness pursuant to (i) the New Credit Agreement; (ii) Existing Indebtedness; (iii) Indebtedness represented by the Securities; (iv) Indebtedness created, incurred, issued, assumed or guaranteed in exchange for or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund Indebtedness referred to in clauses (i) and (iii) above (the "Refinancing Indebtedness"); provided, however, that (A) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness (including unused commitments) so extended, refinanced, renewed, replaced, substituted or refunded, and (B) with respect to Refinancing Indebtedness incurred in connection with clause
     (iii) above, the Refinancing Indebtedness shall have an Average Life equal to or greater than the Average Life of the Securities; (v) intercompany Indebtedness permitted by Section 5.06; (vi) Indebtedness under Currency Agreements and Interest Rate Agreements, provided that in the case of Currency Agreements which relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of U.S. Banknote outstanding other than as a result of fluctuations in foreign currency exchange rates;
     (vii) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of U.S. Banknote or any Subsidiary of U.S. Banknote pursuant to such agreements, incurred or assumed in connection with the acquisition or disposition of any business, assets or Subsidiary of U.S. Banknote, other than guarantees or similar credit support by U.S. Banknote of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and
     (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness referred to in this clause (viii) is extinguished within three Business Days of its incurrence."

          (n) Section 5.08 of the Original Indenture is hereby deleted in its entirety and amended to read as follows:

          "SECTION 5.08. LIMITATION ON INDEBTEDNESS OF SUBSIDIARIES. U.S. Banknote will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable with respect to any Indebtedness, except of (i) Indebtedness owing to U.S. Banknote or a Subsidiary; (ii) guarantees of Indebtedness of U.S. Banknote or a Wholly-owned Subsidiary to the extent that such Indebtedness is permitted to be incurred by Section 5.07; (iii) Capital Lease Obligations and Sale and Leaseback Transactions in an aggregate amount not to exceed $15 million; (iv) Existing Indebtedness; (v) Indebtedness pursuant to the New Credit Agreement, the borrowings under which must be used (A) to meet working capital needs and (B) to fund Investments not otherwise prohibited under this Indenture, provided that the amount borrowed under the New Credit Agreement to fund such Investments shall not exceed $25 million in the aggregate; and (vi) Indebtedness of a Subsidiary existing at the time of the acquisition of such Subsidiary by U.S. Banknote or any Subsidiary, provided that (A) such Indebtedness shall not have been created in contemplation of such acquisition and (B) after giving pro forma effect to such acquisition, U.S. Banknote could incur $1.00 of additional Indebtedness pursuant to the first paragraph of Section 5.07."

          (o) Section 5.09 of the Original Indenture is hereby deleted in its entirety and amended to read as follows:

          "SECTION 5.09. LIMITATION ON SALE OF SUBSIDIARY SHARES. U.S. Banknote shall not (i) sell, pledge, hypothecate or otherwise convey or dispose of any shares of Capital Stock of a Subsidiary other than pursuant to the Pledge Agreement or (ii) permit a Subsidiary to issue or sell any Equity Interests to any Person. The foregoing shall not apply to (A) the sale by U.S. Banknote (or a Subsidiary) of common stock (or equivalent equity interest) or Special Preference Stock of ABN-Brazil, provided that the Excess Proceeds from any such sale are applied in accordance with the provisions of Section 5.15 or (B) the issuance by ABN-Brazil of its common stock (or equivalent equity interests) or Special Preference Stock, provided that ABN-Brazil continues to be a Subsidiary of U.S. Banknote and U.S. Banknote continues to own (directly or indirectly) not less than 65% of the Capital Stock of ABN-Brazil upon completion of such issuance, provided further, that if ABN-Brazil would no longer continue to be a Subsidiary of U.S. Banknote or if U.S. Banknote would no longer continue to own (directly or indirectly) not less than 65% of the Capital Stock of ABN-Brazil upon completion of such issuance or sale, then (i) $15 million of the proceeds of such issuance or sale of shares of Capital Stock of ABN-Brazil shall be applied in accordance with the terms of Section 5.15 and (ii) all remaining proceeds of such issuance or sale of shares of Capital Stock of ABN-Brazil shall be used to make an Excess Proceeds Offer (as defined in Section 5.15) and shall not be used for any other purpose."

          (p) Section 5.15 of the Original Indenture is hereby deleted in its entirety and amended to read as follows:

          "SECTION 5.15. LIMITATION ON USE OF PROCEEDS FROM MAJOR ASSET SALES. U.S. Banknote and its Subsidiaries will not, directly or indirectly, consummate Major Asset Sales (as defined below) unless (i) 75% of the Net Proceeds from the Major Asset Sales are received in cash at closing, and
     (ii) U.S. Banknote makes an offer (the "Excess Proceeds Offer") to apply the Excess Proceeds (as defined below) to redeem Securities at a purchase price equal to 100% of the principal amount of such Securities, plus accrued and unpaid interest to the date of purchase. The Excess Proceeds Offer shall be made substantially in accordance with the procedures for a Change in Control Offer described in Section 5.14. The foregoing application of Excess Proceeds from Major Asset Sales is not required to the extent the Excess Proceeds from such sale or disposition are reinvested, within 270 days after such sale or disposition, in properties or assets that will be used in the lines of business of U.S. Banknote and its Subsidiaries existing on the date of such sale or disposition and U.S. Banknote delivers a reinvestment notice to the Trustee within 280 days after such sale or disposition.

          U.S. Banknote and its Subsidiaries shall be deemed to have consummated "Major Asset Sales" if, during any consecutive 12-month period commencing after the date of this Supplemental Indenture, U.S. Banknote and/or any of its Subsidiaries consummate one or more Asset Sales, the cash Net Proceeds of which in the aggregate exceed $15 million (the amount of such excess being referred to herein as the "Excess Proceeds"). Asset Sales generating cash Net Proceeds of less than $1 million, and the issuance by ABN-Brazil of its Capital Stock to the extent permitted by Clause (B) of Section 5.09 shall not be included as Asset Sales for the purpose of this covenant."

          (q) Notwithstanding any provisions of the Original Indenture or the Securities to the contrary, any and all Defaults or Events of Default existing on the Consummation Date shall be deemed to have been waived as of the Consummation Date.

          (r) EXHIBIT A to the Original Indenture is hereby amended and restated effective as of the Consummation Date in the form of EXHIBIT A to this Second Supplemental Indenture.


     SECTION 3. MISCELLANEOUS.

          (a) COUNTERPARTS. This Second Supplemental Indenture may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

          (b) CURRENT NOTICE ADDRESSES. Notice is hereby given pursuant to
Section 12.02 of the Indenture that the current addresses for Notice to U.S. Banknote and the Successor Trustee are as follows:

          If to U.S. Banknote:          American Banknote Corporation
                                        560 Sylvan Avenue
                                        Englewood, NJ  07632

          If to the Successor Trustee:  HSBC Bank USA
                                        Issuer Services
                                        452 Fifth Avenue
                                        New York, New York  10018

                                        By courier:
                                        HSBC Bank USA
                                        Issuer Services
                                        10 East 40th Street, 14th Floor
                                        New York, New York  10016

          (c) GOVERNING LAW. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

          (d) REAFFIRMATION OF PLEDGE AGREEMENT. Except as expressly set forth herein, the parties hereto agree and acknowledge that nothing contained in this Second Supplemental Indenture in any manner or respect limits or terminates any of the provisions of the Pledge Agreement and that the Pledge Agreement remains and continues in full force and effect and is hereby ratified and reaffirmed in all respects. All references to American Bank Note Holographics, Inc. and ABNH in the Pledge Agreement are hereby deleted.

          (e) RECITALS. The recitals contained herein shall be taken as the statements of U.S. Banknote and the Successor Trustee assumes no responsibility for their correctness. The Successor Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture.

          IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written and effective as of the Consummation Date.

                                        AMERICAN BANKNOTE CORPORATION



                                        By:
                                            ------------------------------------

                                        Its:
                                            ------------------------------------



                                        HSBC BANK USA, NOT IN ITS INDIVIDUAL
                                        CAPACITY BUT SOLELY AS SUCCESSOR
                                        TRUSTEE



                                        By:
                                            ------------------------------------

                                        Its:
                                            ------------------------------------

                                    EXHIBIT A

                           [FORM OF FACE OF SECURITY]

                 AMERICAN BANKNOTE CORPORATION (FORMERLY UNITED
                          STATES BANKNOTE CORPORATION)

                    10-3/8% SENIOR NOTE DUE JANUARY 31, 2005



No. _________________         $______________________          CUSIP ___________



     American Banknote Corporation (formerly United States Banknote Corporation), a Delaware corporation ("ABN" which term includes any successor corporation under the Indenture hereinafter referred to), promises to pay to ___________________ or registered assigns, the principal amount of $____________ on January 31, 2005.

     Interest Payment Dates: June l and December 1, commencing the first December 1 or June 1 following the Consummation Date.

     Record Dates: May 15 and November 15.

     Reference is hereby made to the further provisions of this Security set forth on the reverse hereof which further provisions shall for all purposes have the same effect as if set forth at this place.

     IN WITNESS WHEREOF, ABN has caused this Security to be signed manually or by facsimile by its duly authorized officers and a facsimile of its corporate seal to be affixed hereto or imprinted hereon.

                                        AMERICAN BANKNOTE CORPORATION



                                        By
                                           -------------------------------------
                                             Name:
                                             Title:



                                        By
                                           -------------------------------------
[SEAL]                                       Name:
                                             Title:



                                        By
                                           -------------------------------------
                                             Name:
                                             Title:


Dated:
      ----------------------------------

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
This is one of the Securities referred to in the within-mentioned Indenture.

HSBC Bank USA, not in its individual
capacity but solely as successor indenture trustee


By
   -------------------------------------
          Authorized Officer

                       [FORM OF REVERSE SIDE OF SECURITY]

                    10-3/8% Senior Note due JANUARY 31, 2005

1.   INTEREST

     American Banknote Corporation (formerly United States Banknote Corporation), a Delaware corporation ("ABN"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. Interest will be payable semiannually on each interest payment date, commencing the first December 1 or June 1 following the Consummation Date. Interest on the Securities will accrue from the most recent interest payment date as to which interest has been paid on such Securities, or if no interest has been paid on a Security, from the date of issuance of such Security; provided that, if there is no existing Event of Default in the payment of interest and if this Security is authenticated between a record date referred to on the face hereof and the next succeeding interest payment date, interest shall accrue from such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     ABN shall pay interest on overdue principal and interest on overdue installments of interest, to the extent lawful, at the rate per annum borne by the Securities.

2.   METHOD OF PAYMENT

     ABN will pay interest on the Securities (except defaulted interest) to the persons who are registered Holders at the close of business on May 15 and November 15 immediately preceding the interest payment date even if the Security is cancelled on registration of transfer or registration of exchange (other than with respect to the purchase of Securities pursuant to an offer to purchase securities made in connection with Sections 5.14 or 5.15 of the Indenture after such record date). Holders must surrender Securities to a Paying Agent to collect principal payments. ABN will pay principal, premium, if any, and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. However, ABN may pay principal and interest by its check payable in such money. It may mail an interest payment to a Securityholder's registered address. Notwithstanding the foregoing, ABN may issue PIK Securities in lieu of the payment of cash interest under the circumstances contemplated by Section 2.02 or 5.01 of the Indenture.

3.   PAYING AGENT AND REGISTRAR

     Initially, the Trustee will act as Paying Agent and Registrar. ABN may appoint and change any Paying Agent or Registrar without notice, other than notice to the Trustee. ABN or any Subsidiary or an Affiliate of either of them may act as Paying Agent, Registrar or coregistrar.

4.   INDENTURE

     ABN issued the Securities under an Indenture, dated as of May 15, 1992 (as amended and supplemented, the "Indenture"), between ABN and the Trustee. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended and as in effect on the date of the Indenture (the "TIA") and as provided in the Indenture. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and Securityholders are referred to the Indenture and the TIA for a statement of those terms.

     The Securities are general obligations of U.S. Banknote limited to $126,500,000 aggregate principle amount, plus PIK Securities. Payment on the Securities is secured pursuant to the Pledge Agreements.

5.   OPTIONAL REDEMPTION

     The Securities are redeemable as a whole, or from time to time in part, at any time at the option of ABN at 100% of principal amount together with accrued and unpaid interest to the Redemption Date.

6.   NOTICE OF REDEMPTION

     Notice of redemption will be mailed at least 15 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at the Holder's registered address. Securities in denominations larger than $1,000 of principal amount may be redeemed in part but only in integral multiples of $1,000 of principal amount, except that PIK Securities may be in integral multiples of $1.00.

7.   REQUIREMENT THAT ABN OFFER TO PURCHASE SECURITIES UNDER CERTAIN
     CIRCUMSTANCES

     Subject to the terms and conditions of the Indenture, ABN shall become immediately obligated to offer to purchase the Securities pursuant to Section
5.14 of the Indenture after the occurrence of a Change in Control of ABN at a price equal to 101% of aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase. In addition, to the extent that there are Excess Proceeds from Major Asset Sales which are not reinvested, ABN will be obliged to offer to purchase Securities at 100% of principal amount plus accrued interest, in accordance with Section 5.15 of the Indenture.

8.   DENOMINATIONS; TRANSFER; EXCHANGE

     The Securities are in registered form, without coupons, in denominations of $1,000 of principal amount and integral multiples of $1,000, except that PIK Securities are in integral multiples of $1.00. A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not transfer or exchange any Securities selected for redemption (except, in the case of a Security to be redeemed in part, the portion of the Security not to be redeemed) or any Securities for a period of 15 days before a selection of Securities to be redeemed.

9.   PERSONS DEEMED OWNERS

     The registered Holder of this Security may be treated as the owner of this Security for all purposes.

10.  AMENDMENT: WAIVER

     Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Securities may be amended with the written consent of the Holders of at least a majority in aggregate principal amount of the Securities at the time outstanding and (ii) certain defaults or noncompliance with certain provisions may be waived with the written consent of the Holders of a majority in aggregate principal amount of the Securities at the time outstanding. Subject to certain exceptions set forth in the Indenture, without the consent of any Securityholder, ABN and the Trustee may amend the Indenture or the Securities to cure any ambiguity, defect or inconsistency, or to comply with Article 6 of the Indenture, or to provide for uncertificated Securities in addition to certificated Securities, or to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the Indenture under the TIA, or to make any change that does not adversely affect the rights of any Securityholder.

11.  DEFAULTS AND REMEDIES

     Under the Indenture, Events of Default include (i) default in payment of the principal amount, premium if any, or interest, in respect of the Securities when the same becomes due and payable subject, in the case of interest, to the grace period contained in the Indenture; (ii) failure by ABN to comply with other agreements in the Indenture or the Securities, subject to notice and lapse of time; (iii) certain events of acceleration prior to maturity of certain indebtedness; (iv) certain final judgments which remain undischarged; or (v) certain events of bankruptcy or insolvency. If an Event of Default occurs and is continuing, the Trustee, or the Holders of at least 25% in aggregate principal amount of the Securities at the time outstanding, may declare all the Securities to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default which will result in the Securities becoming due and payable immediately upon the occurrence of such Events of Default.

     Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Securities at the time outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing Default (except a Default in payment of amounts specified in clause
(i) above) if it determines that withholding notice is in their interests.

12.  TRUSTEE DEALINGS WITH ABN

     Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by ABN or its Affiliates and may otherwise deal with ABN or its Affiliates with the same rights it would have if it were not Trustee.

13.  NO RECOURSE AGAINST OTHERS

     A director, officer, employee or stockholder, as such, of ABN shall not have any liability for any obligations of ABN under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

14.  AUTHENTICATION

     This Security shall not be valid until an authorized officer of the Trustee manually signs the Trustee's Certificate of Authentication on the other side of this Security.

15.  ABBREVIATIONS

     Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN CON (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= custodian), and U/G/M/A (= Uniform Gift to Minors
Act).

16.  PLEDGE AGREEMENT

     Each Holder by accepting this Security agrees to all of the terms and provisions of the Pledge Agreement as the same may be amended or supplemented pursuant to the provisions of the Pledge Agreement and the Indenture. The Trustee and each of the Securityholders acknowledge that a release of Collateral in accordance with the terms of the Pledge Agreement will not be deemed for any purpose to be an impairment of the security under the Indenture.

17.  UNCLAIMED MONEY

     If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to ABN at its request. After that, Holders entitled to money must look to ABN for payment.

18.  DISCHARGE PRIOR TO MATURITY

     If ABN deposits with the Trustee or Paying Agent money or U.S. Government Obligations sufficient to pay the principal of and interest on the Securities to maturity, ABN will be discharged from the Indenture except for certain Sections thereof.

19.  SUCCESSOR

     When a successor Person to ABN assumes all the obligations of its predecessor under the Securities and the Indenture such predecessor shall be released from those obligations.

20.  GOVERNING LAW

     THE INDENTURE AND THIS SECURITY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

                                 ASSIGNMENT FORM

                To assign this Security, fill in the form below:

(I) or (we) assign and transfer this Security to:

------------------------------------------------------
(Insert assignee's social security or tax I.D. number)


------------------------------------------------------

------------------------------------------------------

------------------------------------------------------
(print or type assignee's name, address and zip code)


and irrevocably appoint ________________________________ agent to transfer this Security on the books of ABN (formerly United States Banknote Corporation). The agent may substitute another to act for him.


Dated:                             Signature:
      -------------------------              -----------------------------------
                                             (Sign exactly as your name appears
                                             on the other side of this Security)


Signature Guarantee
                    -----------------------------------------

                       OPTION OF HOLDER TO ELECT PURCHASE

     If you wish to elect to have all or any portion of this Security purchased by ABN (formerly United States Banknote Corporation) pursuant to Section 5.14 ("Change of Control Offer") or Section 5.15 ("Excess Proceeds Offer") of the Indenture, check the applicable boxes:

          | |  Section 5.14                       | |  Section 5.15:

               in whole       | |                      in whole       | |

               in part        | |                      in part        | |

               amount to be                            amount to be
               purchased:                              purchased:
               $                                       $
                ----------                              ----------


Dated:                             Signature:
      -------------------------              -----------------------------------
                                             (Sign exactly as your name appears
                                             on the other side of this Security)


Signature Guarantee:
                    ---------------------------------------------------

Social Security Number or
Taxpayer Identification Number:
                               ----------------------------------------

                                    EXHIBIT P
                                       TO
                          FOURTH AMENDED REORGANIZATION
                      PLAN OF AMERICAN BANKNOTE CORPORATION

                                   ----------

                   POST-REORGANIZATION OFFICERS AND DIRECTORS

                          AMERICAN BANKNOTE CORPORATION
                   POST-REORGANIZATION OFFICERS AND DIRECTORS


POST-REORGANIZATION OFFICERS

Steven G. Singer.........................................Chief Executive Officer

Patrick J. Gentile..................................Executive Vice President and
                                                         Chief Financial Officer

Patrick D. Reddy.............................Senior Vice President and Secretary

Elaine Lazaridis...................................Corporate Secretary and Chief
                                                          Administrative Officer

POST-REORGANIZATION DIRECTORS

James Dondero

C. Gerald Goldsmith

Sidney Levy

Lloyd I. Miller

Steven G. Singer

Raymond L. Steele

Steven A. VanDyke

                                    EXHIBIT D
                                       TO
                              DISCLOSURE STATEMENT
                 WITH RESPECT TO FOURTH AMENDED REORGANIZATION
                     PLAN OF AMERICAN BANKNOTE CORPORATION

                                   ----------

                              LIQUIDATION ANALYSIS

                          AMERICAN BANKNOTE CORPORATION
               CHAPTER 7 LIQUIDATION ANALYSIS AS OF JULY 31, 2002

A.   INTRODUCTION

     ABN believes that the value of the property to be received under the Plan by each holder of an Impaired Claim or Interest is more than the value such holder would receive in a liquidation of ABN under Chapter 7 of the Bankruptcy Code. To arrive at that conclusion, ABN estimated and compared the likely returns to each holder of an Impaired Claim or Interest in a liquidation under Chapter 7 of the Bankruptcy Code and the Plan. The results of such analyses are set forth below.

     The Liquidation Analysis was prepared using a valuation of ABN's assets as of July 31, 2002, and is based upon a number of estimates and assumptions which are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of ABN and/or any Chapter 7 trustee. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF ABN WERE, IN FACT, TO UNDERGO SUCH A CHAPTER 7 LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

     A general summary of the assumptions used by management in preparing the Liquidation Analysis follows. The more specific assumptions are discussed below.

B.   ESTIMATE OF NET PROCEEDS

     Estimates were made of the cash proceeds that might be realized from the liquidation of ABN's assets. The Chapter 7 liquidation period is assumed to commence on July 31, 2002 and to average six months following the appointment of a chapter 7 trustee. ABN's primary assets are the equity it owns in its various operating Subsidiaries. Estimates of liquidation values of the Subsidiaries were made based upon valuation multiples of recent equity sale transactions in the individual countries where the Subsidiaries operate. These multiples were adjusted for a liquidation discount given the forced nature of the sale. For other assets, such as fixtures and equipment, liquidation values were assessed for general classes of assets by estimating the percentage recoveries which ABN might achieve through their disposition.

C.   ESTIMATE OF COSTS

     ABN's costs of liquidation under Chapter 7 would include the fees payable to a Chapter 7 trustee, as well as those which might be payable to attorneys and other professionals that such a trustee might engage. Further, costs of liquidation would include any obligations and unpaid expenses incurred by ABN during the Chapter 11 case and allowed in the Chapter 7 case, such as compensation for attorneys, financial advisors, appraisers, accountants, and other professionals, and costs and expenses of members of the Equity Committee. Moreover, additional claims would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by ABN both prior to, and during the pendency of, the Chapter 11 case.

D.   DISTRIBUTION OF NET PROCEEDS UNDER ABSOLUTE PRIORITY RULE

     The foregoing types of claims, costs, expenses, fees and such other claims that might arise in a Chapter 7 case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay Chapter 11 priority and unsecured claims. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors were paid in full, and no equity holder would receive any distribution until all creditors were paid in full. ABN BELIEVES THAT IN A CHAPTER 7 LIQUIDATION, HOLDERS OF THE CONVERTIBLE SUBORDINATED NOTE CLAIMS, UNSURRENDERED PREFERRED STOCK CLAIMS, OLD PREFERRED STOCK INTERESTS, OLD COMMON STOCK INTERESTS AND SECURITIES ACTION CLAIMS WOULD RECEIVE NO DISTRIBUTIONS OF PROPERTY.

     After consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to Creditors and Interest holders in a Chapter 11 case, including (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail,
(iii) substantial increases in Claims that would be satisfied on a priority basis, and (iv) the adverse tax consequences associated with the sale of ABN's assets, ABN HAS DETERMINED, AS SUMMARIZED ON THE FOLLOWING CHART, THAT CONFIRMATION OF THE PLAN WILL PROVIDE EACH CREDITOR AND EQUITY INTEREST HOLDER WITH A RECOVERY THAT IS NOT LESS THAN IT WOULD RECEIVE PURSUANT TO A LIQUIDATION OF ABN UNDER CHAPTER 7 OF THE BANKRUPTCY CODE.

                                                        Summary of Recoveries
                                                     ---------------------------
Description                                Class No. Under the Plan   Chapter 7
------------------------------------------ --------- --------------  -----------
General Unsecured Claims                   Class 3        100%            23%

11 5/8% Senior Note Claims(1)              Class 4        100%           100%

10 3/8% Senior Note Claims(1)              Class 5        100%           100%

11 1/4% Senior Subordinated Note Claims    Class 6         72%            15%

Convertible Subordinated Note Claims(2)    Class 7         43%             0%

Unsurrendered Preferred Stock Claims(3)    Class 8         72%             0%

Preferred Stock Interests(4)               Class 9      $433,552          $0

Common Stock Interests(4)                  Class 10    $4,234,149         $0

Securities Claims(4)(5)                    Class 11    $2,980,775         $0

     The foregoing chart does not consider that the value of any distributions from the liquidation proceeds to each class of Allowed Claims in a Chapter 7 case would be further reduced because such distributions in a Chapter 7 case may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation to resolve the Claims and prepare for distributions. In the event litigation were necessary to resolve Claims asserted in the Chapter 7 case, the delay could be further prolonged and administrative expenses further increased. The effects of this delay on the value of distributions under the hypothetical liquidation has not been considered.

     ABN's LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF A HYPOTHETICAL CHAPTER 7 LIQUIDATION OF THE ASSETS OF ABN. These values have not been subject to any review, compilation or audit by any independent accounting firm. Underlying the Liquidation Analysis are a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond the control of ABN or a Chapter 7 trustee. Additionally, various liquidation decisions upon which certain assumptions are based are subject to change. Therefore, there can be no assurance that the assumptions and estimates employed in determining the liquidation values of ABN's assets will result in an accurate estimate of the proceeds which would be realized were ABN to undergo an actual liquidation. The actual amounts of Claims against the estate could vary significantly from ABN's estimate, depending on the Claims asserted during the pendency of the Chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of litigation, certain new tax assessments or other potential claims. This analysis also does not include potential recoveries from avoidance actions. No value was assigned to additional proceeds that might result from the sale of certain items with intangible value. Therefore, the actual liquidation value of ABN could vary materially from the estimates provided herein.

(1) Both the 11 5/8% Senior Note Claims and 10 3/8% Senior Note Claims are senior to the 11 1/4% Senior Subordinated Note Claims.

(2) Subordinated to the 10 3/8% Senior Note Claims, 11 5/8% Senior Note Claims, and 11 1/4% Senior Subordinated Note Claims.

(3)  Subordinated to all Claims under section 510(c) of the Bankruptcy Code.

(4) Recoveries under the Plan are based on the pre-dilution values of New Common Stock and include the values of New Warrants and Equity Options.

(5) Assumes that any Securities Claims, in a liquidation scenario, are settled by proceeds from insurance policies. If not, Class 11 Securities Claims would share pro rata in any distribution to Class 9 and Class 10 Claims.

                              LIQUIDATION ANALYSIS
                                 (In thousands)

PROCEEDS FROM LIQUIDATION                                   July 31, 2002
                                                              Estimated            Estimated
                                                               Balance            Liquidation           Estimated
                                                        (before fresh start)   Proceeds/Recovery      Recovery (%)
                                                        ----------------------------------------------------------
Cash                                                             $6,246              $6,246                  100%
Deferred income taxes                                             1,204                   -                    0%
Prepaid expenses and other current assets                           129                  79                   61%
Property, plant and equipment                                        50                   8                   15%
Investment in subsidiaries                                       48,727             116,000                  238%
Other assets and deferred charges                                 2,790                 595                   21%
                                                        ----------------------------------------------------------
Gross Assets Available for Distribution                         $59,146            $122,928                  208%
                                                        ----------------------------------------------------------

ALLOCATIONS OF PROCEEDS

SECURED CLAIMS
10 3/8% Senior Note Claims  (Class 5)                            77,860              77,860                  100%
                                                        ----------------------------------------------------------
Total Secured Claims                                             77,860              77,860                  100%

------------------------------------------------------------------------------------------------------------------
Proceeds available for payment of administrative                                     45,068
and priority claims
------------------------------------------------------------------------------------------------------------------

CHAPTER 7 LIQUIDATION COSTS
Trustee and professional fees                                    10,000              10,000                  100%
Wind-down costs                                                   2,450               2,450                  100%
                                                        ----------------------------------------------------------
Total Chapter 7 Liquidation Costs                                12,450              12,450                  100%

CHAPTER 11 ADMINISTRATIVE AND PRIORITY CLAIMS
Chapter 11 Accrued Professional Fees                                847                 847                  100%
                                                        ----------------------------------------------------------
Total Chapter 11 Administrative and Priority Claims                 847                 847                  100%

------------------------------------------------------------------------------------------------------------------
Proceeds available for payment of unsecured Claims and Interests                     31,771
------------------------------------------------------------------------------------------------------------------

UNSECURED CLAIMS

General Unsecured Claims (Class 3)                               19,031               4,293                   23%

11 5/8% Senior Notes (Class 4)                                   11,885              11,885                  100%
11 1/4% Senior Subordinated Notes (Class 6)                     106,219              15,592                   15%
Zero Coupon Convertible Subordinated Debentures (Class 7)         3,693                   -                    0%
                                                        ----------------------------------------------------------
Total General Unsecured Claims                                  140,828              31,771                   23%
                                                        ----------------------------------------------------------

PROCEEDS AVAILABLE FOR DISTRIBUTION TO:
Unsurrendered Preferred Stock  Claims (Class 9)                     432                   -                    0%
Preferred Stock Interests  (Class 10)                                 -                   -                    0%
Common Stock Interests  (Class 11)                                    -                   -                    0%

E.   FOOTNOTES TO LIQUIDATION ANALYSIS

     1.   Cash

     Cash consists of all cash in banks or operating accounts and liquid investments with maturities of three months or less and is assumed to be fully recoverable.

     2.   Deferred Income Taxes

     The value of existing net operating loss carryforwards have been considered in the estimate of proceeds from the sale of ABN's subsidiaries.

     3.   Prepaid Expenses And Other Current Assets

     Prepaid expenses and other current assets of $0.1 million consists of prepaid liability insurance and other miscellaneous assets. These assets are assumed to generate no net proceeds. (See Other Secured Claims.)

          4.   Property, Plant And Equipment

     Property, Plant and Equipment includes fixtures, equipment and leasehold improvements.

     o Fixtures and Equipment: Fixtures and Equipment include miscellaneous office assets, the value of which was based upon management's review of these assets.

     o Leasehold Improvements: No separate value has been ascribed in liquidation to leasehold improvements as the value of these improvements will either revert to the purchaser or lessor upon the sale or rejection of the leases.

     5.   Investments In Subsidiaries

     Investments in Subsidiaries represents the value of the equity ABN holds in its operating Subsidiaries. Estimates of liquidation value were based upon market multiples and sale transactions in the individual countries where the Subsidiaries operate, adjusted for the assumed effects of a forced sale atmosphere. Gross estimated proceeds from the liquidation of stock in the Subsidiaries were then adjusted by (i) taxes which would be payable upon such a sale, net of the benefit of any net operating loss carryforwards, and (ii) the impact of minority interests, if any.

     6.   Other Assets And Deferred Charges

     Other Assets and Deferred Charges consist of debt issuance costs ($0.2 million), cash surrender value of officers' life insurance ($0.4 million), Rabbi Trust ($0.8 million), minimum pension asset ($1.2 million) and loans to officers ($0.2 million). The cash surrender value of officers' life insurance and loans to officers are expected to be recovered.

     7.   Trustee And Professional Fees

     Trustee fees are estimated at 3.0% of the proceeds available for distribution (gross liquidation proceeds), or approximately $3.9 million. Professional fees represent the costs in a Chapter 7 case of attorneys, accountants, appraisers, investment bankers and other professionals retained by the trustee, as well as professional costs related to the divestment of operating subsidiaries. Based upon management's review of the nature of these costs and the outcomes of similar liquidations, professional fees are estimated at approximately $6.0 million over the course of the liquidation period, due to the complication related to the sale of the various operating subsidiaries and multi-jurisdictional nature of the liquidation.

     8.   Wind Down Costs

     Wind down costs consist of corporate overhead, occupancy and employee costs to be incurred during the Chapter 7 liquidation period. Management assumes that the liquidation would occur over a six-month period and that such expenses, costs and overhead would decrease over time. Wind down costs include employee retention bonuses which are designed to motivate employees and to replace certain pre-petition employment contracts that will be rejected on a post-petition basis.

     9.   Chapter 11 Administrative and Priority Claims

     Chapter 11 Administrative and Priority Claims include costs incurred during the Chapter 11 case, including unpaid professional fees, that are assumed allowed in the Chapter 7 case.

     10.  General Unsecured Claims

     General Unsecured Claims include pre-petition trade and other payables, accrued expenses and professional fees, accrued employee compensation, deficiency claims, lease rejection claims and other pre-petition liabilities subject to compromise, including claims arising from the rejection of certain employment contracts with certain senior executives of ABN. It is assumed that a chapter 7 liquidation would create an additional $5.0 million of unforeseen claims not currently estimated in the Company's financial statements.

     11.  Contingent Claims

     ABN is a guarantor of various equipment leases used by its domestic operating subsidiary. It is assumed that a buyer of the domestic operating subsidiary will assume all costs related to such equipment leases such that the guarantees will not be called upon.

                                   EXHIBIT E
                                       TO
                              DISCLOSURE STATEMENT
                 WITH RESPECT TO FOURTH AMENDED REORGANIZATION
                     PLAN OF AMERICAN BANKNOTE CORPORATION

                                    ________

                        PROJECTED FINANCIAL INFORMATION

                         PROJECTED FINANCIAL INFORMATION

A.   Introduction

          ABN CAUTIONS THAT NO REPRESENTATION CAN BE MADE AS TO THE ACCURACY OF THE PROJECTED FINANCIAL INFORMATION OR THE ABILITY TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS UPON WHICH THESE PROJECTIONS ARE BASED ARE NOT DERIVED FROM HISTORICAL RESULTS AND ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECTED RESULTS. THE VARIATIONS MAY BE MATERIAL AND ADVERSE.

          The financial projections were prepared by ABN's management and are based on the accompanying assumptions and should be read in conjunction with such assumptions.

          The financial projections present, to the best of ABN's knowledge and belief, the expected financial position, results of operations and cash flows of ABN for the periods shown. Accordingly, these projections reflect ABN's judgment, as of the date of this Disclosure Statement, of expected future operating conditions and future business decisions, which are subject to change. The assumptions disclosed herein are those that ABN believes are significant to the projections.

          ABN does not intend to revise the projections to reflect circumstances existing after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. ABN assumes no responsibility to advise users of the projections about any subsequent changes.

          ALTHOUGH ABN BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED. ABN URGES HOLDERS OF CLAIMS AND INTERESTS TO CONSIDER CAREFULLY THE UNDERLYING ASSUMPTIONS IN EVALUATING THE PLAN.

B.   Summary Of Significant Assumptions

          ABN has developed the Projections (summarized below) to assist both Creditors and equity Interest holders in their evaluation of the Plan and to analyze its feasibility. The financial statements have been shown on a fully consolidated basis. THE PROJECTIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS DESCRIBED BELOW. ACTUAL OPERATING RESULTS AND VALUES MAY AND WILL VARY FROM THOSE PROJECTED.

     1.   Fiscal Years.

          ABN's fiscal year ends on December 31 of each year.

     2.   Plan Terms And Consummation.

          The projections assume a Consummation Date of July 31, 2002. The projections also assume that Allowed Claims and equity Interests will be treated in accordance with the treatment provided in the Plan. If Consummation of the Plan does not occur on or around July 31, 2002, there is no guarantee that, among other things, the trade creditors and customers will support ABN and its domestic and foreign Subsidiaries as projected. A material reduction in trade credit and terms and customer volumes would materially affect ABN's ability to achieve the projected results. Further, if the Consummation of the Plan does not occur by July 31, 2002, additional bankruptcy expenses will be incurred until such time as a plan of reorganization is confirmed. These expenses could significantly affect ABN's results of operations and cash flows.

     3.   Assumptions Preceding The Consummation Date.

          As a basis for the projections, management has estimated the operating results for the period of time leading up to the Consummation Date. Specifically, it has been assumed that for the duration of the Chapter 11 Case, trade vendors will continue to provide ABN and its Subsidiaries with goods on customary terms and credit. A significant reduction in terms for ABN's Subsidiaries could potentially affect the Subsidiaries' ability to make available cash to ABN.

     4.   General Economic Conditions.

          The projections were prepared assuming that economic conditions in the markets served by ABN and its Subsidiaries do not differ significantly or deteriorate over the next four years from current economic conditions. Domestic inflation in revenues and costs are assumed to remain relatively low. It has been assumed that the impact of inflation rates in the foreign countries in which ABN's Subsidiaries operate will be offset by a corresponding widening of the relevant U.S. Dollar exchange rate such that foreign inflation will not have a material impact on the U.S. dollar projections. There can be no assurance, however, that a significant change in exchange rates or general economic climate in the countries where ABN's Subsidiaries operate would not have a material affect on cash available to ABN.

     5.   Revenues.

          All revenues of ABN are projected at the operating Subsidiary level. As a holding company, ABN does not book any sales or receive direct revenues from the sale of products and services of its Subsidiary companies.

     United States. Revenues in 2002 are projected to increase by 18.5% from 2001 levels, due to growth in new distribution and fulfillment programs as well as the scheduled acquisition of a non-commercial card manufacturer scheduled for closing in the third quarter. Revenues are projected to grow at an annual compounded rate thereafter of 10.8% due to growth in ABNCo's commercial print, fulfillment, distribution and card business and the introduction of new product lines which in the aggregate offset anticipated declines in the stock and bond and food coupon businesses.

     Brazil. Revenue in 2002 is projected to grow by 6.2% from 2001 levels, driven by the continued growth in established product lines such as security printing, printing services and document management, driver license bureaus, and phone and magnetic cards. Revenues are projected to grow at an annual compounded rate of 10.9% thereafter, due to the introduction of new product lines currently under development.

     France. A revenue increase of 10.0% in 2002 from 2001 levels is driven by an increase in the phone cards business. Revenues are projected to grow at an annual compounded rate thereafter of 6.0%, due primarily to the continued growth in demand for bank and other financial cards.

     Australia. A revenue increase of 4.9% in 2002 from 2001 levels is driven primarily by plastic cards and new business from logistics, outsourcing and electronic payment systems. Revenues are projected to grow at an annual compounded rate of 10.6% thereafter, due primarily to growth in the new businesses mentioned above.

     Argentina. Revenues in 2002 are projected to decline by 41.3% from 2001 levels, driven by declines in cards business and currency weakness. Revenues are projected to stay flat, reflecting the economic uncertainty in the Argentinean market.

     6.   Cost Of Goods Sold.

          Cost of goods sold as a percentage of revenues are expected to increase by 4.0% between 2001 and 2002 and increase by approximately 1% a year thereafter. Cost of goods as a percentage of revenues are expected to be 73.8% in 2002, 75.2% in 2003, 76.0% in 2004, and 77.4% in 2005. The increase of this percentage relates mainly to i) a shift in product mix from the Company's higher margin, mature businesses to higher volume, lower margin businesses; and ii) competitive pricing pressures on existing product lines.

     7.   Selling And Administrative Expenses.

          Selling and Administrative Expenses are expected to decline from 13.1% in 2002 to 10.5% in 2005 primarily from fixed cost leverage resulting from projected sales growth.

     8.   Depreciation And Amortization.

          Depreciation and amortization as a percentage of sales is projected to be 4.3% in 2002 and is projected to decrease steadily as a percentage of sales over the projection period to 3.0% in 2005 as sales increases and depreciation and amortization remains relatively constant.

     9.   Interest Expense.

          Interest expense reflects interest on the Restated 10?% Senior Notes and Substitute 10?% Senior Notes, debt at the operating Subsidiary level, and various financing fees. Interest payments on the Restated 10?% Senior Notes and Substitute 10?% Senior Notes are assumed to be paid in kind in the form of further 10?% Senior Notes, respectively, due at maturity.

     10.  Joint Venture Income.

          Joint venture income represents ABN's interest in the net income of its smart card joint ventures with Gem Plus in Brazil (signed in 1999) and Australia (signed in 2000).

     11.  Income Taxes.

          Income taxes reflect taxes at both ABN and Subsidiary level. Tax rates for each operating entity reflect the tax regime of its country of operations. At the ABN level, the projections assume that, upon the Consummation Date, Reorganized ABN will be able to utilize net operating loss carryforwards on a limited basis in accordance with Section 382 L (6) of the Internal Revenue Code. Deferred tax assets created by the existence of the loss carryforwards have been partially reserved. The combined federal, state, and local income tax rate, before taking into account the benefit from the utilization of tax loss carryforwards, is estimated at 35%.

     12.  Minority Interest.

          Reflects the net income related to Banco Bradesco S.A.'s 22.5% interest in the Brazilian operations and the 15% interest held by third parties and Leigh-Mardon's senior management in the Australian operations.

     13.  EBITDA.

          EBITDA is defined for purposes of the projections as earnings before interest expense, income tax provisions, depreciation and amortization, unusual items, reorganization items, and extraordinary items.

     14.  Working Capital.

          Working capital is projected primarily on the basis of historic patterns, consistent with the patterns during the bankruptcy, applied to projected levels of operations. It has been assumed that vendor trade terms remain at normal levels in the post-Consummation Date period.

     15.  Capital Expenditures.

          Capital expenditures are primarily for the purchases of equipment to drive revenue and cash flow growth consistent with the Company's operating strategies at the various Subsidiaries.

     16.  Initial Public Offerings (IPO) and Refinancing.

          The plan assumes that ABN's indebtedness, including the Restated 10?% Senior Notes, Substitute 10?% Senior Notes, and local debt held at Leigh-Mardon, is partially paid down through the partial IPOs or sale of its subsidiaries in Brazil and Australia. It is believed that an IPO is the most likely scenario. It is assumed that the Brazilian IPO occurs in 2004 and the Australian IPO occurs in 2005.

          Brazil. The Company intends on selling 25% of the stock of ABN
          Brazil through an IPO in 2004. The IPO is valued based on assumed international public market enterprise multiples for ABN Brazil's base business and the Gemplus Joint Venture using projected 2004 financials. Based on these assumptions, the total enterprise valuation of ABN Brazil is estimated to be $188.4 million in 2004. The IPO is expected to raise total after-tax proceeds of not less than $35 million. Following the IPO, ABN's pro forma ownership stake in ABN Brazil will be 52.5% and minority interest calculations have been adjusted accordingly. These proceeds are then used to reduce the outstanding balance of the Restated 10?% Senior Notes and Substitute 10?% Senior Notes in 2004. It is further assumed that the remaining principal balance of the Restated 10?% Senior Notes and Substitute 10?% Senior Notes will be sufficiently reduced to allow it to be refinanced at maturity.

          Australia. The Company intends on selling 35% of the stock of ABN Australia through an IPO in 2005. The IPO is valued based on assumed international public market enterprise multiples for the base business and the Gemplus Joint Venture using projected 2005 financials. Based on these assumptions, the total enterprise valuation of ABN Australia is estimated to be $99.2 million in 2005. The IPO is expected to raise not less than $22 million in after-tax proceeds for ABN. Following the IPO, ABN's pro forma ownership stake of ABN Australia will be 50.1% and minority interest calculations have been adjusted accordingly. A portion of these proceeds are then applied to reduce the outstanding balance of the bank debt of Leigh-Mardon and the refinance the Restated 10?% Senior Notes and Substitute 10?% Senior Notes. It is further assumed that the remaining principal balance of the Leigh-Mardon bank debt will be sufficiently reduced to allow it to be refinanced in 2005.


     17.  Dividends / Distributions.

          The operations of ABN are funded primarily through dividends and distributions from its various operating Subsidiaries, including its Brazilian subsidiary. "Dividends/ Distributions" on the consolidated statement of cash flows reflects payments to Banco Bradesco S.A. on account of its 22.5% interest in the dividends from ABNB. Dividends to third parties will increase based on the assumed IPOs of Brazil and Australia in 2004 and 2005, respectively.



     18.  Fresh Start Accounting.

          The projections have been prepared using the basic principles of "fresh start" accounting for periods after October 2000. These principles are contained in the American Institute of Certified Public Accountants Statement of Position 90-7, entitled "Financial Reporting By Entities In Reorganization Under the Bankruptcy Code." Under "fresh start" accounting principles, ABN will determine the reorganization value of the reorganized company on the Consummation Date. This value will be allocated, based on estimated fair market values, to specific tangible or identifiable intangible assets, and ABN will record an intangible asset equal to the reorganization value in excess of amounts allocable to identifiable assets. Based on FASB Statement No. 142, the projections assume that the reorganization value in excess of amounts allocable to identifiable assets will be impaired based on prevailing fair market value of the intangible assets following the Consummation Date. ABN is currently evaluating further the manner in which the reorganization value will be allocated to its various assets. No impairment value has currently been assumed as it is likely that the final allocation, and therefore the amount of reorganization value in excess of book value, as well as the impairment value, will differ from the amounts presented herein.

     19.  Reorganization Value.

          For purposes of this Disclosure Statement and to prepare the projections, management has estimated the reorganization value of Reorganized ABN as of July 31, 2002 to be approximately $256 million.

C.   Special Note Regarding Forward-Looking Statements

          Except for historical information, statements contained in this Disclosure Statement and incorporated by reference, including the projections in this section, may be considered "forward-looking statements" within the meaning of federal securities laws. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic and business conditions, the competitive environment in which ABN and its Subsidiaries operate and will operate, the success or failure of ABN in implementing its current business and operational strategies, the level of vendor trade support, labor relations and labor costs, the ability of ABN to maintain and improve its revenues and margins, and the liquidity of ABN on a cash flow basis (including the ability to comply with the financial covenants of its credit arrangements and to fund capital expenditure program of ABN Subsidiaries). For additional information about ABN and relevant risk factors, see "Certain Risk Factors To Be Considered."

D.   Financial Projections

          The financial projections prepared by management are summarized in the following tables. Specifically, the attached tables include:

          a. Pro forma consolidated Reorganized ABN balance sheet at July 31, 2002, including all reorganization and fresh-start adjustments.

          b. Projected consolidated balance sheets for fiscal years ending in 2002, 2003, 2004 and 2005.

          c. Projected consolidated income statements for fiscal years ending in 2002, 2003, 2004 and 2005.

          d. Projected consolidated statements of cash flow for fiscal years ending in 2002, 2003, 2004 and 2005.

          All captions in the attached projections do not correspond exactly to ABN's historical external reporting; some captions have been combined for presentation purposes.

AMERICAN BANKNOTE CORPORATION
PRO FORMA CONSOLIDATED REORGANIZED BALANCE SHEET
July 31, 2002
(Unaudited)
(In thousands)


                                                                                   Consolidated
                                                 ---------------------------------------------------------------------------------
ASSETS                                            Estimated
                                                   July 31,       Reorganization           Fresh Start             Restated
                                                    2002           Adjustments            Adjustments          July 31, 2002
Current assets:
   Cash.....................................      $9,946        ($4,253)(a)            $   -                  $5,693(b)
   Accounts Receivable......................      31,708        -                      -                      31,708
   Inventories..............................      19,679        -                      -                      19,679
   Prepaid expenses and other current assets      5,334         -                      -                      5,334
   Deferred Income Taxes....................      1,779         (1,779)                -                      -
                                                  68,447        (6,032)                -                      62,415

Reorganization in excess of book value......                                           208,732(c)             208,732
Goodwill....................................      37,997        (37,997)               -                      -
Fixed assets and capital leases, net........      49,677        -                      -                      49,677
Other assets and deferred charges, net......      9,334         -                      -                      9,334
                                                ----------     ------------          ------------             -----------
Total Assets................................      $165,455      ($44,029)              $208,732               $330,159
                                                ==========     ============          ============             ===========
LIABILITIES AND STOCKHOLDERS'
   EQUITY
Current liabilities:
Revolving Credit Facilities.................      $3,688        $   -                  $   -                  $3,688
Current maturities of long-term debt........      3,167         -                      -                      3,167
Payables and accrued expenses...............      35,229        -                      -                      35,229
                                                ----------     ------------          ------------             -----------
                                                  42,085        -                      -                      42,085

Noncurrent liabilities:
Long term debt..............................      41,178        91,552(d)              -                      132,730
Other liabilities...........................      14,095        11,714(e)              -                      25,809
Deferred Income Taxes.......................      3,667         -                      -                      3,667


Liabilities subject to compromise...........      216,625(f)    (216,625)(g)           -                      -
Minority Interest...........................      12,377        28,047(h)              -                      40,425

Retained earnings(deficit)..................      (164,571)     41,283                 208,732                85,444
                                                ----------     ------------          ------------             -----------
Total stockholders equity(deficit)..........      (164,571)     41,283                 208,732                85,444
                                                ----------     ------------          ------------             -----------
Total liabilities and stockholders' equity..      $165,455      ($44,029)              $208,732               $330,159
                                                ==========     ============          ============             ===========

Numbers may not total due to rounding.


Notes To Pro Forma Consolidated Reorganized Balance Sheet
----------------------------------------------------------

(a) Includes $2.8 million of bankruptcy related professional, advertising and printing fees, and $1.4 million of other professional fees and litigation settlements. These amounts will be paid in cash upon emergence from bankruptcy.

(b) Comprised of approximately $2.0 million of available cash at ABN and $3.7 million of cash at operating subsidiaries.

(c) ABN proposes to account for the reorganization and the related transactions using the principles of "fresh start" accounting as required by Statement of Position 90-7 ("SOP 90-7") issued by the American Institute of Certified Public Accountants (the "AICPA"). ABN has estimated a reorganization value of $256 million, $85 million of which value is attributable to shareholders' equity. In accordance with SOP 90-7, the reorganization value has been allocated to specific tangible and identifiable intangible assets and liabilities. For the purposes of this presentation, book values have been assumed to equal fair values except for specific items in which quantifiable data is currently available. ABN is currently evaluating the value of various assets, including certain of its fixed assets and leased facilities, which is expected to lead to additional pro forma adjustments to book values and result in a different reorganization value in excess of book as of the Consummation Date. The excess reorganization value is currently estimated to be $209 million and will be allocated to goodwill. The amount of shareholders' equity in the fresh start balance sheet is not an estimate of the trading value of the New Common Stock and the New Warrants after confirmation of the Plan, which value is subject to many uncertainties and cannot be reasonably estimated at this time. ABN does not make any representation as to the trading value of shares or warrants to be issued pursuant to the Plan.

(d) Includes $79.0 million accrued balance on 10?% Senior Notes (reflecting $21.4 million of paid-in-kind interest and $1.1 million of additional principal as payment of the consent fee) and the conversion of $12.6 million of 11 5/8% Senior Unsecured Notes to 10?% Senior Secured Notes (reflecting $3.9 million of paid-in-kind interest and conversion fee of $0.7 million).

(e) Includes additional other liabilities reclassified from liabilities subject to compromise including the executive supplemental retirement provision, pre-petition accrued expenses, the Bank of Lithuania settlement and other miscellaneous claims.

(f) Reclassification of principal, accrued interest and fees of the 10?% Senior Notes and 11?% Senior Notes into long-term debt and conversion of 11 1/4% Senior Subordinated Notes, Convertible Subordinated Notes and other into equity.

(g)  Elimination of liabilities subject to compromise.

AMERICAN BANKNOTE CORPORATION
PROJECTED CONSOLIDATED BALANCE SHEETS
Fiscal Years Ending 2002 through 2005
(Unaudited)
(In thousands)


                                                              Fiscal Year Ending December 31,
ASSETS                                             2002            2003            2004            2005
Current assets:                                 ---------        ---------     -----------       ----------
    Cash....................................    $6,579         $10,522         $12,966         $23,285
    Accounts Receivable.....................    30,913         33,093          36,517          40,195
    Inventories.............................    19,745         21,690          24,282          27,263
    Prepaid expenses and other current assets   5,326          5,232           5,242           5,418
                                              -----------   ------------      ----------      -----------
                                                62,563         70,537          79,007          96,161

Goodwill....................................    208,732        208,732         208,732         208,732
Property, Plant and Equipment...............    46,922         44,417          42,336          40,818
Other assets and deferred charges, net......    9,296          9,202           9,109           9,015
                                              -----------   ------------      ----------      -----------
Total Assets................................    $327,513       $332,889        $339,184        $354,726
                                              -----------   ------------      ----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Revolving Credit Facilities.............    $3,736         $599            $2,282          $3,989
    Current maturities of long-term debt....    398            192             49              49
    Accrued interest........................    792            792             792             792
    Payables and accrued expenses...........    35,184         37,793          42,309          47,477
                                              -----------   ------------      ----------      -----------
                                                40,109         39,375          45,432          52,306

Noncurrent liabilities:
    Long Term Debt..........................    131,738        135,658         95,542          72,542
    Other Liabilities.......................    24,288         22,972          22,402          22,220
    Deferred Income Tax.....................    3,667          3,667           3,667           3,667
    Minority Interests......................    41,276         44,059          47,489          54,793
                                              -----------   ------------      ----------      -----------
                                                200,969        206,357         169,100         153,222


Total Stockholders' Equity..................    86,435         87,157          124,652         149,198
                                              -----------   ------------      ----------      -----------
Total Liabilities and Stockholders' Equity..    $327,513       $332,889        $339,184        $354,726
                                              -----------   ------------      ----------      -----------

Numbers may not total due to rounding.


AMERICAN BANKNOTE CORPORATION
PROJECTED CONSOLIDATED INCOME STATEMENTS
Fiscal Years 2002 through 2005
(Unaudited)
(In thousands)


                                                            Fiscal Year Ending December 31,
                                             ---------------------------------------------------------
                                                2002 1            2003            2004            2005
                                             -----------       -----------      ----------     --------
TOTAL REVENUES..............................   $231,535        $253,821        $281,700        $311,689
COST AND OPERATING EXPENSES
Cost of Goods Sold..........................   170,949         190,815         214,193         241,165
Selling and Administrative expenses.........   30,391          30,817          31,578          32,721
Depreciation and Amortization...............   9,989           9,297           9,388           9,388
Restructuring...............................   1,406           -               -               -
                                              ---------       ---------      ----------      -----------
    OPERATING (LOSS) / INCOME                  18,800          22,892          26,541          28,415
Interest expense............................   12,249          12,207          13,200          9,281
Other, Net..................................   158             158             158             158
Joint Venture Income........................   (51)            (1,176)         (2,480)         (2,881)
                                              ---------       ---------      ----------      -----------
    (LOSS) / INCOME BEFORE INCOME TAXES        6,443           11,703          15,663          21,858
Provision for income taxes..................   4,550           5,711           6,631           6,488
                                              ---------       ---------      ----------      -----------
    Income before Minority Interest.........   1,893           5,992           9,032           15,370
                                              ---------       ---------      ----------      -----------
Minority Interests..........................   2,088           2,783           3,429           7,305
                                              ---------       ---------      ----------      -----------
    Net Income/(Loss).......................   $(195)          $3,208          $5,602          $8,065
                                              =========       =========      ==========      ===========
SUPPLEMENTAL DATA:
EBITDA......................................   $30,195         $32,190         $35,929         $37,803

Numbers may not total due to rounding.










--------
1 2002 is for the entire fiscal year and includes pre- and post-emergence period.



AMERICAN BANKNOTE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
Fiscal Years 2002 through 2005
(Unaudited)
(In thousands)


                                                                Fiscal Year Ending December 31,
                                                    -----------------------------------------------------
                                                     2002            2003            2004           2005
OPERATING ACTIVITIES                                --------       ---------      ----------      --------
   Net (loss) income........................        $(195)         $3,208          $5,602          $8,065
Adjustments to reconcile net (loss) income to
net cash provided by (used for) operating
activities:
   Depreciation and amortization............        9,989          9,297           9,388           9,388
   Accounts Receivable......................        4,635          (2,180)         (3,424)         (3,678)
   Other Assets.............................        94             94              94              94
   Inventories..............................        (576)          (1,945)         (2,592)         (2,981)
   Prepaid Expenses.........................        (573)          93              (10)            (176)
   Payables and Accrued Expenses............        (2,901)        2,610           4,516           5,168
   Accrued Interest.........................        6,023          -               -               -
   Other Liabilities........................        (7,903)        (1,316)         (570)           (182)
   Minority Interest and JV Reinvestment....        2,062           2,195          2,189           5,864
                                                   --------       ----------     ----------      -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES           10,655         12,057          15,193          21,562

INVESTING ACTIVITIES
   Acquisition of Subsidiaries..............        $(460)         $-              $-              $-
   Capital expenditures.....................        (7,527)        (6,792)         (7,307)         (7,870)
                                                   --------       ----------     ----------      -----------
NET CASH USED IN INVESTING ACTIVITIES               (7,987)        (6,792)         (7,307)         (7,870)

FINANCING ACTIVITIES
   Payments to settle long-term debt........
                                                    $(5,049)       $3,714          $(40,258)       $(23,001)
   Net proceeds (repayments) of revolver....        854            (3,137)         1,683           1,707
   Distributions/Dividends..................        (1,635)        (1,899)         (2,193)         (4,870)
   IPO Proceeds.............................        -              -               35,326          22,791
                                                   --------       ----------     ----------      -----------
NET CASH (USED) PROVIDED BY FINANCING               (5,830)        (1,322)         (5,442)         (3,373)
   ACTIVITIES

INCREASE IN CASH AND CASH EQUIVALENTS               (3,161)        3,943           2,444           10,319

CASH AND CASH EQUIVALENTS AT    BEGINNING OF
YEAR........................................        $9,740         $6,579          $10,522         $12,966
                                                   --------       ----------     ----------      -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR            $6,579         $10,522         $12,966         $23,285
                                                   --------       ----------     ----------      -----------

Numbers may not total due to rounding.
